Registration No. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]


           Pre-Effective Amendment No.
                                       _____



           Post-Effective Amendment No.                                    [ ]
                                       -----


                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]

           Amendment No. _____                                             [ ]

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                             --------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                          (Name of Insurance Company)
             1290 Avenue of the Americas, New York, New York 10104
         (Address of Insurance Company's Principal Executive Offices)
             Telephone Number, including Area Code: (212) 554-1234

                             --------------------

                                   DODIE KENT
                           VICE PRESIDENT AND COUNSEL
                      AXA Equitable Life Insurance Company
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                             --------------------

                 Please send copies of all communications to:
                              CHRISTOPHER PALMER, ESQ.
                                 Goodwin Procter LLP
                          901 New York Avenue, Northwest
                             Washington, D.C. 20001

                             --------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933


----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit    Aggregate Offering Price*              Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract              $20,000,000         $.0001177(1)               $20,000,000(1)                 $2,354.00(2)
----------------------------------------------------------------------------------------------------------------------------


* Estimated solely for purpose of determining the registration fee.

(1)  The Contract does not provide for a predetermined amount or number of units

(2) Of the $20,000,000 of units of interest under group annuity contracts registered under Registration Statement File No. 333-114910, for which a filing fee of $2,534 was paid; and of the $40,000,000 of units of interest registered under Registration Statement File No. 333-86472, for which a filing fee of $3,680 was paid; and of the $10,000,000 of units of interest registered under Registration Statement File No. 333-59542 for which a filing fee of $2,500 was paid; $61,437,336 (for an aggregate filing fee of $6,574) are being carried forward.

Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-114910 of the Registrant.

Approximate Date of Proposed Public Offering: as soon as practicable after the effective date of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Members Retirement Program


PROSPECTUS DATED MAY 1, 2005



--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE MEMBERS RETIREMENT PROGRAM

The Program provides members of certain groups and other eligible persons several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently 18 investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts and the Money Market Guarantee Account (the "guaranteed options"), and 15 investment funds (the "Funds").


WHAT IS THE MEMBERS RETIREMENT PROGRAM CONTRACT?


The Members Retirement Program contract is a group annuity contract issued by AXA Equitable Life Insurance Company. Contributions to the trusts maintained under the plans will be allocated among our investment funds and guaranteed options in accordance with participant instructions.



--------------------------------------------------------------------------------
 Investment options
--------------------------------------------------------------------------------
 Principal Protection
--------------------------------------------------------------------------------
o Guaranteed Rate Accounts              o Money Market Guarantee Account
--------------------------------------------------------------------------------
 Large Company Stocks:
--------------------------------------------------------------------------------
o Alliance Growth Equity Fund(1)        o EQ/Capital Guardian U.S. Equity Fund
o AXA Premier VIP Technology Fund       o EQ/Equity 500 Index Fund
o EQ/Bernstein Diversified Value Fund   o EQ/MFS Emerging Growth Companies
o EQ/Calvert Socially Responsible Fund    Fund
o EQ/Capital Guardian Research Fund
--------------------------------------------------------------------------------
 Small/Mid Company Stocks:
--------------------------------------------------------------------------------
o Alliance Mid Cap Growth Fund          o EQ/FI Small/Mid Cap Value Fund
o EQ/Small Company Index Fund
--------------------------------------------------------------------------------
 Balanced/Hybrid:
--------------------------------------------------------------------------------
o Alliance Balanced Fund
--------------------------------------------------------------------------------
 International Stocks:
--------------------------------------------------------------------------------
o EQ/Alliance International Fund        o EQ/Capital Guardian International Fund
--------------------------------------------------------------------------------
 Fixed Income:
--------------------------------------------------------------------------------
o EQ/Alliance Intermediate Government
  Securities Fund
--------------------------------------------------------------------------------



(1) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.

The Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are managed by AXA Equitable. Each of the other Funds invests in shares of a corresponding portfolio ("Portfolio") of AXA Premier VIP Trust and EQ Advisors Trust (the "Trusts"). You should also read the prospectuses for the Trusts and keep them for future reference.


GUARANTEED OPTIONS. The guaranteed options we offer include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.


We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2005, which is part of one of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC website at http://www.sec.gov.




The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                      x00904/MRP

Contents of this prospectus
--------------------------------------------------------------------


--------------------------------------------------------------------------------
MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------

Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
The Program at a glance -- key features                                      7
Employer choice of retirement plans                                          7
Plan features                                                                7
The Contract at a glance -- key features                                     8


--------------------------------------------------------------------------------
FEE TABLE                                                                    9
--------------------------------------------------------------------------------
Examples                                                                    11
Condensed financial information                                             12
Financial statements of investment funds                                    12


--------------------------------------------------------------------------------
1. INVESTMENT OPTIONS                                                       13
--------------------------------------------------------------------------------
The Funds                                                                   13
Risks of investing in the Funds                                             17
Additional information about the Funds                                      18
The guaranteed options                                                      18


--------------------------------------------------------------------------------
2. HOW WE VALUE YOUR ACCOUNT BALANCE IN THE FUNDS                           20
--------------------------------------------------------------------------------
For amounts in the Funds                                                    20
How we determine the unit value                                             20
How we value the assets of the Funds                                        20


--------------------------------------------------------------------------------
3. TRANSFERS AND ACCESS TO YOUR ACCOUNT                                     22
--------------------------------------------------------------------------------
Transfers among investment options                                          22
Disruptive transfer activity                                                22
Our Account Investment Management System (AIMS) and
     our internet website                                                   23
Participant loans                                                           23
Choosing benefit payment options                                            23
Spousal consent                                                             23
Benefits payable after the death of a participant                           24


----------------------

When we use the words "we," "us" and "our," we mean AXA Equitable. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.


When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example "Transfers and access to your account."

2  Contents of this prospectus

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4. THE PROGRAM                                                              25
--------------------------------------------------------------------------------
Summary of plan choices                                                     25
Getting started                                                             25
How to make Program contributions                                           25
Allocating Program contributions                                            26
Distributions from the investment options                                   26
Rules applicable to participant distributions                               26


--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     28
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Charges based on amounts invested in the Program                            28
Plan and transaction expenses                                               28
Individual annuity charges                                                  28
Charges for state premium and other applicable taxes                        28
Fees paid to associations                                                   29
General information of fees and charges                                     29


--------------------------------------------------------------------------------
6. TAX INFORMATION                                                          30
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                          30
Income taxation of distributions to qualified plan participants             30
Other tax consequences                                                      31


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7. MORE INFORMATION                                                         32
--------------------------------------------------------------------------------
About Program changes or terminations                                       32
IRS disqualification                                                        32
About the separate accounts                                                 32
About legal proceedings                                                     32
About our independent registered public accounting firm                     32
About the trustee                                                           32
Distribution of the contracts                                               32
Reports we provide and available information                                32
Acceptance                                                                  32


--------------------------------------------------------------------------------
APPENDIX
--------------------------------------------------------------------------------
I -- Condensed financial information                                       A-1


--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                  Contents of this prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------


Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.




                                         Page
   AIMS                                    23
   AXA Equitable                            5
   beneficiary                             24
   benefit payment options                 23
   business day                            23
   contract                                25
   corresponding portfolios       front cover
   disruptive transfer activity            22
   eligible rollover distributions         30
   fair valuation                          21
   GRAs                                    18
   guaranteed options                      18
   individually designed plan              25
   IRA                                     30
   investment funds               front cover
   investment options                      13
   market timing                           22
   Master Trust                            25
   Money Market Guarantee Account          19
   Pooled Trust                            25
   Program                                 25
   separate accounts                       32
   Trusts                         front cover
   unit value                              20
   unit                                    20
   Volume Submitter Plan                   25
   Volume Submitter Retirement Trust       25
   3-year GRA                              19
   5-year GRA                              19


4  Index of key words and phrases

Who is AXA Equitable?


--------------------------------------------------------------------------------


AXA Equitable Life Insurance Company ("AXA Equitable") (previously, The Equitable Life Assurance Society of the United States) is the issuer of the group annuity contract that funds the Program. AXA Equitable also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

AXA Equitable is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. No company other than AXA Equitable's related companies, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contract.

AXA Financial Inc., and its consolidated subsidiaries manage approximately $598 billion in assets as of December 31, 2004. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.



                                                        Who is AXA Equitable?  5

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

You can reach us as indicated below to obtain:

o Copies of any plans, trusts, participation agreements, or enrollment or other forms used in the Program.

o  Unit values and other account information under your plan,

o Any other information or materials that we provide in connection with the Program.


INFORMATION ON JOINING THE PROGRAM


-------------------------------------------------------------------------------
 BY PHONE:
-------------------------------------------------------------------------------
1-800-523-1125 (Retirement Program Specialists available weekdays
9 AM to 5 PM Eastern Time)

-------------------------------------------------------------------------------
 BY REGULAR MAIL:
-------------------------------------------------------------------------------
The Members Retirement Program
c/o AXA Equitable
Box 2011
Secaucus, NJ 07096


-------------------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
-------------------------------------------------------------------------------
The Members Retirement Program
c/o AXA Equitable
200 Plaza Drive, Second Floor
Secaucus, NJ 07094


-------------------------------------------------------------------------------
 BY INTERNET:
-------------------------------------------------------------------------------
The Members Retirement Program website www.equitable.com/mrp, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to AXA Equitable."

No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.


INFORMATION ONCE YOU JOIN THE PROGRAM
-------------------------------------------------------------------------------
 BY PHONE:
-------------------------------------------------------------------------------
1-800-526-2701 (U.S.) or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom (Account Executives available weekdays 9 AM to 5 PM Eastern Time).


-------------------------------------------------------------------------------
 TOLL-FREE AIMS:
-------------------------------------------------------------------------------
By calling 1-800-526-2701 or 1-800-526-2701-0, you may, with your assigned personal security code, use AIMS to:

o  Transfer between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by the AIMS.


-------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST
-------------------------------------------------------------------------------


By logging on to www.axa-equitable.com/mrp, Participant Services you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:

o Investment performance, current and historical investment fund unit values, and current guaranteed option interest rates.

o Transfer assets between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing Guaranteed Rate Accounts.


-------------------------------------------------------------------------------
 BY REGULAR MAIL:
-------------------------------------------------------------------------------
(correspondence):
The Members Retirement Program
Box 2468 G.P.O.
New York, NY 10116


-------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
-------------------------------------------------------------------------------
The Members Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764


-------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
-------------------------------------------------------------------------------
The Members Retirement Program
c/o AXA Equitable
200 Plaza Drive, 2B-55
Secaucus, NJ 07094


-------------------------------------------------------------------------------
 BY E-MAIL
-------------------------------------------------------------------------------
We welcome your comments and questions regarding the Members Retirement Program. If you have a comment or suggestion about the Members Website we would appreciate hearing from you. Go to www.axa-equitable.com/mrp, Participant Services and click on "Contact Us" or click on "email the Members Retirement Program."



6  Who is AXA Equitable?

The Program at a glance -- key features

--------------------------------------------------------------------------------


EMPLOYER CHOICE OF RETIREMENT PLANS

Our Members Retirement Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Plan is designed to comply with the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Program's investment options are the only investment choices under the Members Retirement Plan.

Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.

Our Pooled Trust for Individually Designed Plans, which invests through our Investment Only arrangement, allows you to use the investment options in the Program through our Pooled Trust.



PLAN FEATURES



MEMBERS RETIREMENT PLAN:

o  The Program investment options are the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o  Use of our Master Trust.

o  No minimum amount must be invested.

o  5500 reporting.

o  Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

o  Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o  Use of our Volume Submitter Retirement Trust.

o  No minimum amount must be invested.

o  5500 reporting.

o  Automatic updates for law changes (requires employer adoption).


INVESTMENT ONLY:

o  Our Pooled Trust is used for investment only.

o  Recordkeeping services provided for plan assets in Pooled Trust.


PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.

TAX ADVANTAGES:

o  On earnings
   No tax on investment earnings until withdrawn.

o  On transfer
   No tax on internal transfers.


TAX NOTE:

o Because you are purchasing or contributing to an annuity contract to fund a retirement plan qualified under section 401 of the Internal Revenue Code (the "Code") you should be aware that the contract meets Code qualification requirements but does not provide tax deferral benefits beyond those already provided by the Code. You should consider whether the contract's features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the features, benefits and costs of the contract relative to other types of arrangements. (For more information, see "Tax information" later in the prospectus for your specific type of retirement arrangement).


ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

o  Toll-free number available for transfers and account information.


o  Internet website access to account information and transactions.


o  Participant loans (if elected by your employer; some restrictions apply).

o  Regular statements of account.

o  Retirement Program Specialist and Account Executive support.

o  Daily valuation of accounts.

                        Members
                        Retirement Plan     Pooled Trust for
                        and Volume          Individually
                        Submitter Plan      Designed Plans
----------------------------------------------------------------
Who selects             Participant.        Participant or
investments?                                Trustee, as
                                            specified under
                                            your Plan.
----------------------------------------------------------------
Are loans available?    Yes, if permitted   Yes, if permitted
                        under your Plan.    under your Plan.
----------------------------------------------------------------
When are you eligible   Upon retirement,    Benefits depend
for distributions?      death, disability   upon the terms of
                        or termination of   your Plan.
                        employment.
----------------------------------------------------------------

                                       The Program at a glance -- key features 7

The Contract at a glance -- key features

--------------------------------------------------------------------------------


CONTRIBUTIONS:

o  Can be allocated to any one option or divided among them.


o  Must be made by check or money order payable to AXA Equitable.


o  Must be sent along with a Contribution Remittance Form.

o Are credited on the day of receipt if accompanied by properly completed forms.


TRANSFERS AMONG INVESTMENT OPTIONS:

o Generally, amounts may be transferred among the investment options at any time.

o  Transfers may be made by telephone on AIMS or on our Internet Website.

o  There is no charge for transfers and no tax liability.

o Transfers from the Guaranteed Rate Accounts may not be made prior to maturity.


CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and accounting fees and other expenses charged on an investment fund-by-fund basis, as applicable.


o  Record maintenance and report fee.

o  Enrollment fee.

o  Annuity administrative charge.


o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.


PROFESSIONAL INVESTMENT MANAGEMENT:

Through the investment funds under our contract we make available these professional investment managers who advise or sponsor the different Funds:

o  Alliance Capital Management L.P.

o Alliance Capital Management L.P., through its Bernstein Investment Research and Management (unit of Alliance Capital Management, L.P.)

o  Brown Capital Management, Inc.

o  Calvert Asset Management Company, Inc.

o  Capital Guardian Trust Company

o  Fidelity Management & Research Company

o  Firsthand Capital Management, Inc.

o  MFS Investment Management

o  RCM Capital Management LLC

o  Wellington Management Company, LLP


BENEFIT PAYMENT OPTIONS:

o  Lump sum.

o  Installments on a time certain or dollar certain basis.

o Variety of annuity benefit payout options as available under your employer's plan.

o  Fixed or variable annuity options available.


GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.


8  The Contract at a glance -- key features

Fee table

--------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.


The first table describes fees and expenses that you will pay if you purchase an annuity payout option. When you purchase or redeem units of any of the investment funds, you will pay no sales load, no deferred sales charge, no surrender fees and no transfer or exchange fees. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.


-----------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value if you purchase an annuity payout option
-----------------------------------------------------------------------------------------------------------
Charge if you purchase an annuity payout option                                $350
-----------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.


-----------------------------------------------------------------------------------------------------------
 Charges we deduct from your investment funds expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------------
Maximum program expense charge(1)                                              1.00%
Maximum program-related Other expenses                                         0.29%
Maximum program-related Investment management and accounting
fees(2)                                                                        0.65%
-----------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the end of each calendar quarter
-----------------------------------------------------------------------------------------------------------
Record maintenance and report fee:                                             $ 3.75
-----------------------------------------------------------------------------------------------------------
 Charges we may deduct from your account value
-----------------------------------------------------------------------------------------------------------
Enrollment fee:(3)                                                             $25 per participant
-----------------------------------------------------------------------------------------------------------
 Charges we deduct from amounts in the GRAS and the Money Market Guarantee Account
-----------------------------------------------------------------------------------------------------------
Maximum program expense charge(1)                                              1.00



A proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any investment fund of the Trusts to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2004) charged by any of the Portfolios that apply periodically during the time that you own the contract. These fees and expenses are reflected in the investment funds' net asset value each day. Therefore, they reduce the investment return of the fund and the related investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectuses for the Trusts.



-----------------------------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2004 (expenses that are deducted     Lowest     Highest
from Portfolio assets including management fees, 12b-1 fees, service fees, and/or  ------     -------
other expenses)                                                                    0.55%      1.85%
-----------------------------------------------------------------------------------------------------------


                                                                     Fee table 9

PORTFOLIO OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR AXA PREMIER VIP TECHNOLOGY, EQ/ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES, EQ/ALLIANCE INTERNATIONAL, EQ/BERNSTEIN DIVERSIFIED VALUE, EQ/CALVERT SOCIALLY RESPONSIBLE, EQ/CAPITAL GUARDIAN INTERNATIONAL, EQ/CAPITAL GUARDIAN RESEARCH, EQ/CAPITAL GUARDIAN U.S. EQUITY, EQ/EQUITY 500 INDEX, EQ/FI SMALL/MID CAP VALUE, EQ/MFS EMERGING GROWTH COMPANIES AND EQ/SMALL COMPANY INDEX FUNDS.



------------------------------------------------------------------------------------------------------------------------
                                                                  TRUST RELATED EXPENSES
------------------------------------------------------------------------------------------------------------------------
                                                                              Net Total
                                                                               Annual      Fee waivers      Net Total
                                                                              Expenses       and/or          Annual
                                                                               Before        Expense        Expenses
                                       Investment        Other       12b-1     Expense     Reimburse-    After Expense
            Portfolio Name           Mgmt. Fees(4)   Expenses(5)    Fee(6)   Limitation     ments(7)      Limitations
------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology          1.20%           0.40%         0.25%     1.85%          0.00%        1.85%
------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Govern-
 ment Securities                    0.50%           0.06%         0.25%     0.81%            --         0.81%
EQ/Alliance International           0.73%           0.12%           --      0.85%          0.00%        0.85%
EQ/Bernstein Diversified Value      0.63%           0.07%         0.25%     0.95%          0.00%        0.95%
EQ/Calvert Socially Responsible     0.65%           0.29%         0.25%     1.19%         (0.14)%       1.05%
EQ/Capital Guardian International   0.85%           0.17%         0.25%     1.27%         (0.07)%       1.20%
EQ/Capital Guardian Research        0.65%           0.05%         0.25%     0.95%          0.00%        0.95%
EQ/Capital Guardian U.S. Equity     0.65%           0.05%         0.25%     0.95%          0.00%        0.95%
EQ/Equity 500 Index                 0.25%           0.05%         0.25%     0.55%            --         0.55%
EQ/FI Small/Mid Cap Value           0.74%           0.08%         0.25%     1.07%          0.00%        1.07%
EQ/MFS Emerging Growth
 Companies                          0.65%           0.06%         0.25%     0.96%            --         0.96%
EQ/Small Company Index              0.25%           0.13%         0.25%     0.63%          0.00%        0.63%
------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
                                                                          TOTAL
                                         PROGRAM RELATED EXPENSES       EXPENSES
-------------------------------------------------------------------------------------
                                      Program                              Net
                                      Expense       Other                Total
            Portfolio Name            Charge    Expenses(8)     Total   Expenses
-------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------
AXA Premier VIP Technology          1.00%      0.19%         1.19%     3.04%
-------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------
EQ/Alliance Intermediate Govern-
 ment Securities                    1.00%      0.25%         1.25%     2.06%
EQ/Alliance International           1.00%      0.25%         1.25%     2.10%
EQ/Bernstein Diversified Value      1.00%      0.25%         1.25%     2.20%
EQ/Calvert Socially Responsible     1.00%      0.28%         1.28%     2.47%
EQ/Capital Guardian International   1.00%      0.28%         1.28%     2.55%
EQ/Capital Guardian Research        1.00%      0.25%         1.25%     2.20%
EQ/Capital Guardian U.S. Equity     1.00%      0.29%         1.29%     2.24%
EQ/Equity 500 Index                 1.00%      0.27%         1.27%     1.82%
EQ/FI Small/Mid Cap Value           1.00%      0.26%         1.26%     2.33%
EQ/MFS Emerging Growth
 Companies                          1.00%      0.27%         1.27%     2.23%
EQ/Small Company Index              1.00%      0.27%         1.27%     1.90%
-------------------------------------------------------------------------------------


POOLED TRUST OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR ALLIANCE GROWTH EQUITY, MID CAP GROWTH AND BALANCED FUNDS



----------------------------------------------------------------------------------------------
                                                   Program
                             Management Fee   Expense Charge     Other Expenses      Total
Alliance Growth Equity          0.50%            1.00%              0.18%(1)         1.68%
Alliance Mid Cap Growth         0.65%            1.00%              0.17%(1)         1.82%
Alliance Balanced               0.50%            1.00%              0.18%(1)         1.68%
----------------------------------------------------------------------------------------------


(1) This charge is also applied against assets in the guaranteed rate accounts and money market guarantee account.

(2) These fees apply only to the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds and will fluctuate from year to year and from fund to fund based on the assets in each fund. See the tables that provide the expenses of each individual investment fund later in this prospectus.

(3) This fee is charged to your employer. If your employer fails to pay this charge, we may deduct the amount from subsequent contributions or from your account value.

(4) The management fees and administrative fees for each portfolio cannot be increased without a vote of each portfolio's shareholders.

(5) The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See column entitled "Fee waivers and/or expense reimbursements" and footnote (8) for any expense limitation agreements information.


(6) The Class IB shares of the Trusts are subject to fees imposed under distribution plans (herein, the "Rule 12b-1 Plans") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. A "--" indicates that there is no Rule 12b-1 Plan in place for the portfolio shown.

(7) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2006. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of EQ Advisors Trust and AXA Premier VIP Trust is used to reduce the applicable Portfolio's expenses. If the table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



10 Fee table

-------------------------------------------------
                 Portfolio Name
-------------------------------------------------
   AXA Premier VIP Technology          1.75%
-------------------------------------------------
   EQ/Alliance International           0.83%
-------------------------------------------------
   EQ/Calvert Socially Responsible     1.00%
-------------------------------------------------
   EQ/Capital Guardian International   1.17%
-------------------------------------------------
   EQ/Capital Guardian Research        0.90%
-------------------------------------------------
   EQ/Capital Guardian U.S. Equity     0.93%
-------------------------------------------------
   EQ/FI Small/Mid Cap Value           1.05%
-------------------------------------------------
   EQ/MFS Emerging Growth Companies    0.91%
-------------------------------------------------


(8) Reflects the amount deducted for the daily accrual of direct expenses. See "How We Determine the Unit Value" in the SAI.



EXAMPLES


These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assume the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. Since there are no surrender charges in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.

The charges used in the examples are the maximum expenses. The guaranteed rate accounts and the money market guarantee account are not covered by the fee table and examples. However, ongoing expenses do apply to the guaranteed rate accounts and the money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

Separate Account 66 examples:


In addition to the assumptions and information stated immediately above, these examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available portfolios of the Trusts in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:



-------------------------------------------------------------------------------------------------------------
                                                                  If you do not surrender
                                                                 your contract at the end
                                                               of the applicable time period
-------------------------------------------------------------------------------------------------------------
                                                     1 Year       3 Years        5 Years        10 Years
-------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       $ 347.13     $ 1,006.98     $ 1,688.42     $ 3,491.84
-------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   $ 248.93     $   713.80     $ 1,202.56     $ 2,538.21
EQ/Alliance International                        $ 253.15     $   726.52     $ 1,223.84     $ 2,581.12
EQ/Bernstein Diversified Value                   $ 263.19     $   756.73     $ 1,274.34     $ 2,682.50
EQ/Calvert Socially Responsible                  $ 289.74     $   836.36     $ 1,406.92     $ 2,945.88
EQ/Capital Guardian International                $ 298.14     $   861.47     $ 1,448.56     $ 3,027.79
EQ/Capital Guardian Research                     $ 263.39     $   757.34     $ 1,275.35     $ 2,684.52
EQ/Capital Guardian U.S. Equity                  $ 266.70     $   767.29     $ 1,291.96     $ 2,717.72
EQ/Equity 500 Index                              $ 224.29     $   639.30     $ 1,077.46     $ 2,283.97
EQ/FI Small/Mid Cap Value                        $ 276.12     $   795.58     $ 1,339.10     $ 2,811.66
EQ/MFS Emerging Growth Companies                 $ 266.30     $   766.08     $ 1,289.95     $ 2,713.70
EQ/Small Company Index                           $ 233.15     $   666.12     $ 1,122.57     $ 2,376.07
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                                     If you annuitize
                                                                     at the end of the
                                                                  applicable time period*
-------------------------------------------------------------------------------------------------------------
                                                     1 Year       3 Years        5 Years        10 Years
-------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       $ 697.13     $ 1,356.98     $ 2,038.42     $ 3,841.84
-------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   $ 598.93     $ 1,063.80     $ 1,552.56     $ 2,888.21
EQ/Alliance International                        $ 603.15     $ 1,076.52     $ 1,573.84     $ 2,931.12
EQ/Bernstein Diversified Value                   $ 613.19     $ 1,106.73     $ 1,624.34     $ 3,032.50
EQ/Calvert Socially Responsible                  $ 639.74     $ 1,186.36     $ 1,756.92     $ 3,295.88
EQ/Capital Guardian International                $ 648.14     $ 1,211.47     $ 1,798.56     $ 3,377.79
EQ/Capital Guardian Research                     $ 613.39     $ 1,107.34     $ 1,625.35     $ 3,034.52
EQ/Capital Guardian U.S. Equity                  $ 616.70     $ 1,117.29     $ 1,641.96     $ 3,067.72
EQ/Equity 500 Index                              $ 574.29     $   989.30     $ 1,427.46     $ 2,633.97
EQ/FI Small/Mid Cap Value                        $ 626.12     $ 1,145.58     $ 1,689.10     $ 3,161.66
EQ/MFS Emerging Growth Companies                 $ 616.30     $ 1,116.08     $ 1,639.95     $ 3,063.70
EQ/Small Company Index                           $ 583.15     $ 1,016.12     $ 1,472.57     $ 2,726.07
-------------------------------------------------------------------------------------------------------------



Pooled separate account examples:


These examples assume that you invest $1,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower based on these assumptions, your costs would be:


                                                                    Fee table 11

-------------------------------------------------------------------------------------------------------------------------------
                                       If you do not surrender                               If you annuitize
                                      your contract at the end                               at the end of the
                                    of the applicable time period                         applicable time period*
-------------------------------------------------------------------------------------------------------------------------------
                             1 Year      3 Years      5 Years     10 Years      1 Year      3 Years      5 Years      10 Years
-------------------------------------------------------------------------------------------------------------------------------
Alliance Growth Equity    $ 56.63     $ 120.68     $ 185.92     $ 354.82    $ 406.63     $ 470.68     $ 535.92     $ 704.82
Alliance Mid Cap Growth   $ 58.00     $ 124.78     $ 192.75     $ 368.35    $ 408.00     $ 474.78     $ 542.75     $ 718.35
Alliance Balanced         $ 56.63     $ 120.68     $ 185.92     $ 354.82    $ 406.63     $ 470.68     $ 535.92     $ 704.82
-------------------------------------------------------------------------------------------------------------------------------


* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Access to your plan balances").



CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus for condensed financial information concerning the Funds available as of December 31, 2004.


FINANCIAL STATEMENTS OF INVESTMENT FUNDS

Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements of the Pooled Separate Accounts, (Alliance Growth Equity (Separate Account No. 4), Alliance Mid Cap Growth (Separate Account No. 3) and Alliance Balanced (Separate Account No. 10)) and Separate Account No. 66 as well as the financial statements of AXA Equitable are included in the SAI. The financial statements for each Trust are in the SAI for that Trust.



12 Fee table

1. Investment options

--------------------------------------------------------------------------------


We offer 18 investment options under the contract: 15 investment funds that we call the "Funds," 3 guaranteed options: 2 guaranteed rate accounts and a Money Market Guarantee Account.


THE FUNDS


Each Fund has a different investment objective. The Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares. We cannot assure you that any of the Funds will meet their investment objectives.


THE ALLIANCE GROWTH EQUITY FUND

OBJECTIVE

The Alliance Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy -- and those of other leading industrialized countries -- over a long period. The Fund maintains its own portfolio of securities.


INVESTMENT STRATEGIES

The Alliance Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times, the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment causes more than 10% of the Alliance Growth Equity Fund's assets to be invested in the securities of one issuer.

The Alliance Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States).


The Alliance Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.



RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the funds," later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the Alliance Growth Equity Fund specifically.


THE ALLIANCE MID CAP GROWTH FUND

OBJECTIVES

The Alliance Mid Cap Growth Fund seeks to achieve long-term capital growth, through a diversified portfolio of equity securities. The account attempts to achieve this objective by investing primarily in the common stock of medium-sized companies which have the potential to grow faster than the general economy and to grow into much larger companies.


INVESTMENT STRATEGIES

The Alliance Mid Cap Growth Fund is actively managed to obtain excess return versus the Russell Mid Cap Growth Index. The Fund invests at least 80% of its total assets in the common stock of companies with medium capitalizations at the time of the Fund's investment, similar to the market capitalizations of companies in the Russell Mid Cap Growth Index. Companies whose capitalizations no longer meet this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 80% policy. If deemed appropriate, in order to meet the investment objectives, the Fund may invest in companies in cyclical industries, as well as in securities that the adviser believes are temporarily undervalued. The Fund may also invest in foreign companies without substantial business in the United States.

The Fund may also invest in convertible preferred stocks, convertible debt securities and short-term debt securities such as corporate notes, and temporarily invest in money market instruments. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.


The Fund attempts to generate excess return by taking active risk in security selection, and implementing a "bottom up" stock selection approach, looking for companies with unique growth potential. Economic sector allocation is also taken into consideration, and the account may often be concentrated in industries where research resources indicate there is high growth potential. The Fund is fully invested.



RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the Alliance Mid Cap Growth Fund specifically. Note, however, that due to the Alliance Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.


THE ALLIANCE BALANCED FUND

OBJECTIVES

The Alliance Balanced Fund seeks both appreciation of capital and current income by investing in a diversified portfolio of common stocks, other equity-type securities and longer-term fixed income securities. The Fund also seeks current income by investing in publicly traded debt securities and short-term money market instruments. The Fund maintains its own portfolio of securities.


                                                          Investment options  13

INVESTMENT STRATEGIES

The Alliance Balanced Fund varies the portion of its assets invested in each type of security in accordance with our evaluation of economic conditions, the general level of common stock prices, anticipated interest rates and other relevant considerations, including our assessment of the risks associated with each investment medium.

In general, the Fund invests the greatest portion of its assets in equity securities. During each of the past ten years, the Fund invested between 46% and 62% of its assets in equity securities, including equity-type securities such as convertible preferred stocks or convertible debt instruments.


The Fund's investment in non-money market debt securities consists primarily of
(a) publicly-traded securities issued or guaranteed by the United States Government or its agencies or instrumentalities and (b) corporate fixed income securities, including, but not limited to, Sovereign Debt bank obligations, notes, asset-backed securities, mortgage pass-through obligations, collateralized mortgage obligations, zero coupon bonds, and preferred stock. The Fund may also buy debt securities with equity features such as conversion or exchange rights, warrants for the acquisition of stock, or participations based on revenues, sales or profits. The Fund only invests in investment grade non-money market debt securities, i.e., those rated, at the time of acquisition, BBB or higher by Standard & Poor's Corporation (S&P) or Baa or higher by Moody's Investors Services, Inc. (Moody's) or, if unrated, are of comparable investment quality. The average maturity of the debt securities held by the Fund varies according to market conditions and the stage of interest rate cycles. The Fund may realize gains or losses on debt securities when such action is considered advantageous in light of existing market conditions.


The Fund also may invest (a) up to 10% of its total assets in restricted securities; (b) in foreign companies; (c) in repurchase agreements; and (d) in money market securities. The Fund may also purchase and sell securities on a when-issued or delayed delivery basis.


Finally, the Fund may (a) invest in put and call options and (b) trade in stock index or interest rate futures, and foreign currency forward contracts, for hedging purposes only. In option transactions, the economic benefit will be offset by the cost of the option, while any loss would be limited to such cost. The Fund also enters into hedging transactions. These transactions are undertaken only when any required regulatory procedures have been completed and when economic and market conditions indicate that such transactions would serve the best interests of the Fund.



RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the Funds", below, for information on the risks associated with an investment in the funds generally, and in the Alliance Balanced Fund specifically.


INVESTMENT MANAGER

We manage the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the majority-owners of Alliance, a limited partnership. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.


Alliance acts as investment adviser to various separate accounts of AXA Equitable and other affiliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. The following portfolio managers are primarily responsible for the day-to-day management of the portfolios:




--------------------------------------------------------------------------------
                                                Business experience
 Fund                      Portfolio Manager   for past 5 years
--------------------------------------------------------------------------------
Alliance Growth Equity    Alan Levi            Portfolio manager at
Fund                                           Alliance since 1995.
--------------------------------------------------------------------------------
Alliance Mid Cap Growth   Catherine Wood       Portfolio manager at
Fund                                           Alliance since 2001; prior
                                               thereto, General Partner
                                               and co-manager of
                                               Portfolio at Tupelo Capital
                                               Management.
--------------------------------------------------------------------------------
Alliance Balanced Fund    Christopher Toub     Portfolio manager at
                                               Alliance since 1992.
--------------------------------------------------------------------------------



The SAI provides additional information about the portfolio managers including compensation, other accounts managed and ownership of securities in the fund.

As of December 31, 2004, Alliance had total assets under management of $539 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

The Investment Committee of our Board of Directors must authorize or approve the securities held in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have complete discretion over the assets of these Funds and have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, we allocate investment opportunities among accounts in an impartial manner based on certain factors such as investment objective and current investment and cash positions.



PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS

A description of the policies and procedures with respect to disclosure of the portfolio securities of the Alliance Balanced Fund, the Alliance Growth Equity Fund and the Alliance Mid Cap Growth Fund is available in the SAI. Generally, portfolio information is available 15 days after the month end free of charge by calling 1 (866) 642-3127.



THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on Trust shares


14  Investment options
are reinvested in full. The Board of Trustees of each Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB/B shares and other aspects of its operations, appears in the prospectuses for each Trust, which are attached at the end of this prospectus or in their respective SAIs, which are available upon request.


The AXA Premier VIP Technology Fund, EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund and EQ/Small Company Index Fund invest in corresponding portfolios of the Trusts. The investment results you will experience in any one of those investment funds will depend on the investment performance of the corresponding portfolios.



                                                          Investment options  15

The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.

You should note that some Trust portfolios have objectives and strategies that are substantially similar to those of certain retail funds that are purchased directly rather than under a variable insurance product such as the Members Retirement Program variable annuity. These funds may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.


------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust
 Portfolio Name            Objective                                              Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP           Seeks long-term growth of capital.                     o Firsthand Capital Management, Inc.
TECHNOLOGY                                                                       o RCM Capital Management LLC
                                                                                 o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name            Objective                                              Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE  Seeks to achieve high current income consistent with   o Alliance Capital Management L.P.
GOVERNMENT SECURITIES     relative stability of principal.
EQ/ALLIANCE INTERNATIONAL Seeks to achieve long-term growth of capital.          o Alliance Capital Management L.P.
EQ/BERNSTEIN DIVERSIFIED  Seeks capital appreciation.                            o Alliance Capital Management L.P., through its
VALUE                                                                              Bernstein Investment Research and Management Unit
EQ/CALVERT SOCIALLY       Seeks long-term capital appreciation.                  o Calvert Asset Management Company, Inc. and
RESPONSIBLE                                                                        Brown Capital Management, Inc.
EQ/CAPITAL GUARDIAN       To achieve long-term growth of capital.                o Capital Guardian Trust Company
INTERNATIONAL
EQ/CAPITAL GUARDIAN       Seeks to achieve long-term growth of capital.          o Capital Guardian Trust Company
RESEARCH
EQ/CAPITAL GUARDIAN       Seeks to achieve long-term growth of capital.          o Capital Guardian Trust Company
U.S.EQUITY
EQ/EQUITY 500 INDEX       Seeks a total return before expenses that approximates o Alliance Capital Management L.P.
                          the total return performance of the S&P 500 Index,
                          including reinvestment of dividends, at a risk level
                          consistent with that of the S&P 500 Index.
EQ/FI SMALL/MID CAP VALUE Seeks long-term capital appreciation.                  o Fidelity Management & Research Company
EQ/MFS EMERGING GROWTH    Seeks to provide long-term capital growth.             o MFS Investment Management
COMPANIES
EQ/SMALL COMPANY          Seeks to replicate as closely as possible (before the  o Alliance Capital Management L.P.
INDEX                     deduction of portfolio expenses) the total return of
                          the Russell 2000 Index.



You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Portfolios contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



16 Investment options

RISKS OF INVESTING IN THE FUNDS


All of the Funds invest in securities of one type or another. You should be aware that any investment in securities carries with it a risk of loss, and you could lose money investing in the Funds. The different investment objectives and policies of each Fund may affect the return of each Fund and the risks associated with an investment in that Fund.

Additionally, market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations.


The risk factors associated with an investment in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are described below. See the SAI for additional information regarding certain investment techniques used by these Funds. See the applicable Trust prospectus for risks and factors and investment techniques associated with an investment in the AXA Premier VIP Technology Fund, EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund and EQ/Small Company Index Fund.


Important factors associated with an investment in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are discussed below.

COMMON STOCK. Investing in common stocks and related securities involves the risk that the value of the stocks or related securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Fund's investments -- and, therefore, the value of the Fund's units -- to fluctuate.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. The Alliance Mid Cap Growth Fund invests primarily in the securities of medium sized companies. The Alliance Growth Equity and Alliance Balanced Funds may also make these investments, as well as investments in smaller sized companies.The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Funds also run a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $1 billion) and medium (between $1 and $15 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks.

NON-EQUITY SECURITIES Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Alliance Growth Equity and Alliance Balanced Funds -- and, therefore, the value of the Fund's units -- will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities which may be in the Alliance Growth Equity, Alliance Mid Cap Growth, and Alliance Balance Funds, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.


FOREIGN INVESTING Investing in securities of foreign companies that may not do substantial business in the U.S. involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds' foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Funds' foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.


RESTRICTED SECURITIES Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the Alliance Mid Cap Growth and Alliance Balanced Funds may be unable to quickly sell their restricted security holdings at fair market value.


The following discussion describes investment risks unique to either the Alliance Growth Equity Fund, Alliance Mid Cap Growth Fund or the Alliance Balanced Fund.


INVESTMENT CONCENTRATION Concentrating the Alliance Growth Equity Fund's equity holdings in the stocks of a few companies increases the risk of loss, because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2004, the Fund held 17.48% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


INVESTMENT POLICIES. Due to the Alliance Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

ASSET ALLOCATION POLICIES. The Alliance Balanced Fund varies the portion of its assets invested in equity and non-equity securities with our


                                                          Investment options  17
evaluation of various factors. The Fund is subject to the risk that we may incorrectly predict changes in the relative values of the stock and bond markets.

DEBT SECURITIES SUBJECT TO PREPAYMENT RISKS. Mortgage pass-through securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the Alliance Balanced Fund may invest are subject to prepayments prior to their stated maturity. The Fund, however, is unable to accurately predict the rate at which prepayments will be made, as that rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of increasing interest rates, than do securities that are not subject to prepayment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES The Alliance Balanced Fund may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. However, the market value of such securities at the time of settlement may be more or less than the purchase price then payable. The Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

HEDGING TRANSACTIONS The Alliance Balanced Fund may engage in hedging transactions which are designed to protect against anticipated adverse price movements in securities owned or intended to be purchased by the Fund. When interest rates go up, the market value of outstanding debt securities declines and vice versa. In recent years the volatility of the market for debt securities has increased significantly, and market prices of longer-term obligations have been subject to wide fluctuations, particularly as contrasted with those of short-term instruments. The Fund will take certain risks into consideration when determining which, if any, options or financial futures contracts it will use. If the price movements of hedged portfolio securities are in fact favorable to the Fund, the hedging transactions will tend to reduce and may eliminate the economic benefit to the Fund which otherwise would result. Also, the price movements of options and futures used for hedging purposes may not correlate as anticipated with price movements of the securities being hedged. This can make a hedge transaction less effective than anticipated and could result in a loss. The options and futures markets can sometimes become illiquid and the exchanges on which such instruments are traded may impose trading halts or delays on the exercise of options and liquidation of futures positions in certain circumstances. This could in some cases operate to the Fund's detriment.


ADDITIONAL INFORMATION ABOUT THE FUNDS



CHANGE OF INVESTMENT OBJECTIVES

We can change the investment objectives of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds if the New York State Insurance Department approves the change.

The investment objectives of the portfolios of the Trusts may be changed by the Board of Trustees of the applicable Trust without the approval of shareholders. (See "Voting rights" below.)


VOTING RIGHTS

No voting rights apply to any of the separate accounts or to the Guaranteed Options. We do, however, have the right to vote shares of the Trusts held by the funds.

If a Trust holds a meeting of shareholders, we will vote the shares of the Trust's portfolios allocated to the corresponding Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to each Trust and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Currently, we control the Trusts. The Trusts' shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. We generally will vote shares held by these separate accounts which will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.



THE GUARANTEED OPTIONS


We offer three different guaranteed options:


o  two Guaranteed Rate Accounts (GRAs), and


o  our Money Market Guarantee Account.

We guarantee the amount of your contributions to the guaranteed options and the interest credited. Contributions to the guaranteed options become part of our general account, which supports all of our insurance and annuity guarantees as well as our general obligations. The general account, as part of our insurance and annuity operations, is subject to regulation and supervision by the Insurance Department of the State of New York and to insurance laws and regulations of all jurisdictions in which we are authorized to do business.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC.


18  Investment options

The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.



GUARANTEED RATE ACCOUNTS

We offer a GRA that matures in three years (3-year GRA) and a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses" later in this prospectus.


You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call AIMS or access our Website to obtain our current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature withdrawals and transfers from a GRA" in the SAI.


RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

o You may not transfer from one GRA to another or from a GRA to another investment option except at maturity.

o You may transfer other amounts at any time to a GRA at the current guaranteed rate.

o Withdrawals may be made from a GRA before maturity if: you are disabled; you attain age 70-1/2; you die; or you are not self-employed and your employment is terminated.

o You may not remove GRA funds before maturity to take a loan, hardship or other in-service withdrawal, as a result of a trustee-to-trustee transfer, or to receive benefits from a terminated plan.

o Certain other withdrawals prior to maturity are permitted, but may be subject to penalty. See "Procedures for withdrawals, distributions and transfers from a GRA" in the SAI.



MONEY MARKET GUARANTEE ACCOUNT

All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees and charges. The rate will approximate current market rates for money market mutual funds minus these fees. You may call AIMS or access our website to obtain the current monthly rate. On January 1 each year we set an annual minimum rate for this Account. The minimum guaranteed interest rate for 2005 is 1.50% (before fees).


Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.


                                                          Investment options  19

2. How we value your account balance in the Funds


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FOR AMOUNTS IN THE FUNDS

When you invest in a Fund, your contribution or transfer is used to purchase "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.


HOW WE DETERMINE THE UNIT VALUE

We determine the Unit Value at the end of each business day. The Unit Value for each Fund is determined by first calculating a gross unit value reflecting only investment performance and then adjusting it for Program expenses to obtain the Fund Unit Value. We calculate the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day and, for the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds, then deducting audit and custodial fees. We calculate the net investment factor as follows:

o First, we take the value of the Fund's assets at the close of business on the preceding business day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and expenses times the number of days since the end of the preceding month.

The value of the investments that Separate Account 66 has in the AXA Premier VIP Technology, EQ/Alliance Intermediate Government Securities, EQ/Alliance International, EQ/Bernstein Diversified Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value, EQ/MFS Emerging Growth Companies and EQ/Small Company Index is calculated by multiplying the number of shares held by Separate Account No. 66 in each portfolio by the net asset value per share of that portfolio determined as of the close of business on the same day as the respective Unit Values of each of the foregoing Funds are determined.

HOW WE VALUE THE ASSETS OF THE FUNDS

The assets of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are valued as follows:

o Common stocks listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

o Option contracts listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When a Fund writes a call option, an amount equal to



20 How we value your account balance in the Funds the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.


FAIR VALUATION

For the Pooled Separate Accounts, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under the direction of our investment officers in accordance with accepted accounting practices and applicable laws and regulations. Market quotations may not be readily available or reliable if, for example, trading has been halted in the particular security; the security does not trade for an extended period of time; or a trading limit has been imposed.

For the Funds offered under Separate Account No. 66, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under policies and procedures established by the Trusts. For more information, please see the prospectus for the applicable Trust.

The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method deemed to reflect fair value. Such a policy is intended to assure that the net asset value of a separate account or fund fairly reflects security values as of the time of pricing.

OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust (the "Trust"), the asset value of each Portfolio is computed on a daily basis. See the prospectus for the Trust for information on valuation methodology used by the corresponding Portfolios.



                              How we value your account balance in the Funds  21

3. Transfers and access to your account

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TRANSFERS AMONG INVESTMENT OPTIONS


You may transfer some or all of your amounts among the investment options if you participate in the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.


No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to or from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds, are permitted at any time. Transfers from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed for programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Fund or the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the Funds or the underlying portfolios. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Fund or portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Fund or portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so investment performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Fund or portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Fund or portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Funds or portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Funds or portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy and contract owners.

The AXA Premier VIP Trust and EQ Advisors Trust (the "trusts") have adopted policies and procedures designed to discourage disruptive transfers by contract owners investing in the portfolios. The trusts discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. As a general matter, the trusts reserve the right to refuse or limit any purchase or exchange order by a particular investor (or group of related investors) if the transaction is deemed harmful to the portfolio's other investors or would disrupt the management of the portfolio. The trusts monitor aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. When a contract owner is identified as having engaged in a potentially disruptive transfer for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potential disruptive transfer activity, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trusts may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

For the Pooled Separate Accounts, the portfolio managers review aggregate cash flows on a daily basis. If the portfolio managers consider transfer activity with respect to an account to be disruptive, AXA Equitable reviews contract owner trading activity to identify any potentially disruptive transfer activity. AXA Equitable follows the same policies and procedures identified in the previous paragraph. We may change those policies and procedures, and any new or revised policies



22 Transfers and access to your account or procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Contract owners should note that it is not always possible for us and the trusts to identify and prevent disruptive transfer activity. Our ability to monitor potentially disruptive transfer activity is limited in particular with respect to certain group contracts. Group annuity contracts may be owned by retirement plans that provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. In addition, because we do not monitor for all frequent trading in the trust portfolios at the separate account level, contract owners may engage in frequent trading which may not be detected, for example due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the affiliated trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our internet website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form. Our internet website can be accessed at www.axa-equitable.com/mrp.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS or by the internet website. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions or internet instructions we reasonably believe to be genuine.


We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

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Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.

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PARTICIPANT LOANS



Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer.

Loans are subject to restrictions under Federal tax laws and ERISA. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. A loan may not be taken from the Guaranteed Rate Accounts. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must repay the amount borrowed with interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.



CHOOSING BENEFIT PAYMENT OPTIONS


The Program offers a variety of benefit payment options. If you are a participant in an individually-designed plan, ask your employer for details. Once you are eligible, your plan may allow you a choice of one or more of the following forms of distribution:

o Installment Payments

o Qualified Joint and Survivor Annuity

o Joint and Survivor Annuity Options, some with optional Period Certain

o Life Annuity

o Life Annuity -- Period Certain

o Cash Refund Annuity

o Lump Sum Payment

All of these annuity options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

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The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Alliance Growth Equity Fund.
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See "Types of benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for withdrawals, distributions and transfers" in the SAI.

We provide the fixed and variable annuity options. Payments under variable annuity options reflect investment performance of the Alliance Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity. If we give any group pension client with a qualified plan a better annuity purchase rate than those currently guaranteed under the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.



SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000, (except for amounts contributed to the Rollover Account) fed-


                                        Transfers and access to your account  23
eral law generally requires payment (subject to plan rules) of a Qualified
Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal consent requirements" under "Types of benefits" in the SAI. Certain individually designed Plans are not subject to these requirements.



BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 70-1/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of benefits" in the SAI.

Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.



24  Transfers and access to your account

4. The Program

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This section explains the Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the Funds and GRAs operate within the Program. The Program itself is not registered under the Securities Act of 1933.

The Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the contract described in this prospectus. The Program is sponsored by AXA Equitable. The Program had 9,899 participants and approximately $211.8 million in assets at December 31, 2004.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us -- Information on joining the Program" on the back cover of the prospectus.



SUMMARY OF PLAN CHOICES


You have a choice of three retirement plan arrangements under the Program. You can:


o Choose the Members Retirement Plan -- which automatically gives you a full range of services from AXA Equitable. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Members Retirement Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

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The Members Retirement Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
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o Choose the Volume Submitter Plan -- which automatically gives you a full range of services from AXA Equitable and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.

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The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without
401(k) features.
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o Maintain our Pooled Trust for Individually Designed Plans -- and use our Pooled Trust for investment options in the Program in addition to your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets in the Pooled Trust.

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The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
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Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.



GETTING STARTED


If you choose either of the Plans, you as the employer or trustee must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your responsibilities as employer" in the SAI.



HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to AXA Equitable. All contribution checks should be sent to AXA Equitable at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" in this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.


All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are


                                                                 The Program  25
only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.

There is no minimum amount which must be contributed for investment if you adopt either of the Plans, or if you have your own individually designed plan that uses the Pooled Trust.



ALLOCATING PROGRAM CONTRIBUTIONS


Under either Plan participants make all of the investment decisions.

Investment decisions for individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. You may allocate employer contributions in different percentages than your employee contributions. The allocation percentages you elect for employer contributions will automatically apply to 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages you elect for employee contributions will automatically apply to both your post-tax employee contributions and your 401(k) salary deferral contributions.

If we do not receive adequate instructions, we will allocate your contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE.

Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Plans, there are plan provisions to the contrary. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan, or adequate proof of qualified plan status.



DISTRIBUTIONS FROM THE INVESTMENT OPTIONS


Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.


AMOUNTS IN THE FUNDS AND MONEY MARKET GUARANTEE ACCOUNT.

These are generally available for distribution at any time, subject to the provisions of your plan. Distributions from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are permitted at any time. Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts, as applicable.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS.

Withdrawals generally may not be taken from GRAs. See "Guaranteed Rate Accounts" earlier in this prospectus.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.



RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial adviser. Our Account Executives also can be of assistance.


In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70-1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70-1/2 or retirement from the employer sponsoring the plan.


Distributions must be made according to the terms of the plan and rules in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations will require, beginning in 2006, that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from annuity contracts funding qualified plans. This could increase the amount required to be distributed, if you satisfy your required minimum distributions through annual withdrawals instead of receiving annuity payments. You should consult your plan administrator and your tax adviser concerning the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract.



26  The Program

o You may withdraw all or part of your Account Balance under either Plan attributable to post-tax employee contributions at any time, provided that you withdraw at least $300 at a time (or, if less, your entire post-tax Account Balance).

o If you are married, your spouse must generally consent in writing before you can make any type of withdrawal except to purchase a Qualified Joint and Survivor Annuity. Self-employed persons may generally not receive a distribution prior to age 59-1/2.

o Employees may generally not receive a distribution prior to severance from employment.

o Hardship withdrawals before age 59-1/2 may be permitted under 401(k) and certain other profit sharing plans.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan. See "Procedures for withdrawals, distributions and transfers" in the SAI for a more detailed discussion of these general rules.

Generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity. See "The Guaranteed Rate Accounts" earlier in this prospectus.


                                                                 The Program  27

5. Charges and expenses

--------------------------------------------------------------------------------


You will incur two general types of charges under the Program:

(1) Charges imposed on amounts invested in the trust -- these apply to all amounts invested in the trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges -- these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate Funds and the dollars in the Guaranteed Options.

We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

We make no deduction from your contributions or withdrawals for sales expenses.




CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM



PROGRAM EXPENSE CHARGE

We assess the Program expense charge as a daily charge at an annual rate of 1.00% of your account balance held in the trust. The purpose of this charge is to cover the expenses that we incur in connection with the Program.


We apply the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, investment funds, guaranteed rate accounts, money market guarantee account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. During 2004 we received $1,983,351 under the Program expense charge then in effect.



PROGRAM-RELATED INVESTMENT MANAGEMENT AND ACCOUNTING FEES

The computation of unit values for each of the Funds named below also reflects fees charged for investment management and accounting. We receive fees for investment management services for the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. The investment management and accounting fee covers the investment management and financial accounting services we provide for these Funds, as well as a portion of our related administrative costs. This fee is charged daily at an effective annual rate of .50% of the net assets of the Alliance Growth Equity and Balanced Funds and an effective annual rate of .65% for the Alliance Mid Cap Growth Fund.


OTHER EXPENSES BORNE BY THE PORTFOLIOS AND FUNDS


TRUST ANNUAL EXPENSES. The AXA Premier VIP Technology Fund, EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund and EQ/Small Company Index Fund are indirectly subject to investment management fees, 12b-1 (if applicable) fees and other expenses charged against assets of the corresponding portfolios of the Trusts. These expenses are described in the Trusts' prospectuses.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Funds. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, proxy mailings, other mailing costs, and legal expenses.



PLAN AND TRANSACTION EXPENSES



MEMBERS RETIREMENT PLAN AND INVESTMENT ONLY FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee of $3.75 from your account balance. We reserve the right to charge varying fees based on the requested special mailings, reports and services given to your retirement plan.

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.



INDIVIDUAL ANNUITY CHARGES


ANNUITY ADMINISTRATIVE CHARGE. If a participant elects an annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment.



CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as, premium taxes in your state. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.


We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when


28  Charges and expenses
you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.



FEES PAID TO ASSOCIATIONS


We may pay associations a fee for enabling the Program to be made available to their memberships. The fee may be based on the number of employers whom we solicit, the number who participate in the Program, and/or the value of Program assets. We make these payments without any additional deduction or charge under the Program.



GENERAL INFORMATION ON FEES AND CHARGES

We will give you written notice of any change in the fees and charges. We may also establish a separate fee schedule for requested non-routine administrative services. During 2004 we received total fees and charges under the Program of $3,071,382.



                                                        Charges and expenses  29

6. Tax information

--------------------------------------------------------------------------------


President Bush signed the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") on June 7, 2001. Many of the provisions of EGTRRA began to be effective on January 1, 2002 and are phased in during the first decade of the twenty-first century. In the absence of future legislation, all of the amendments made by EGTRRA will no longer apply after December 31, 2010, and the law in effect in 2001 will apply again. In general, EGTRRA liberalizes contributions that can be made to all types of tax-favored retirement plans. In addition to increasing amounts that can be contributed and permitting individuals over age 50 to make additional contributions, EGTRRA also permits rollover contributions to be made between different types of tax-favored retirement plans. Please discuss with your tax adviser how EGTRRA affects your personal financial situation.

In this section, we briefly outline current federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply. For tax advice, we suggest that you consult your tax adviser.

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT


Annuity contracts can be purchased in connection with employer plans qualified under Code Section 401. How these arrangements work, including special rules applicable to each, is described in the Statement of Additional Information. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the contract's selection of investment funds, provision of guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.



INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS


In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code, a retirement plan under Section 457 of the Code or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan, 403(b), 457 and IRA. See "Eligible rollover distributions and federal income tax withholding" in the SAI for a more detailed discussion.


ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if (a) they are attributable to your pre-January 1, 1987 contributions under (b) plans that permitted those withdrawals as of May 5, 1986. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59-1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you


30  Tax information
and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan, 403(b), 457 and IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible rollover distributions and federal income tax withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.



OTHER TAX CONSEQUENCES

Federal estate and gift taxes, state and local estate and inheritance taxes and other tax consequences of participation in the Program depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax adviser.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.



                                                             Tax information  31

7. More information

--------------------------------------------------------------------------------


ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We may terminate the contract at any time. If the contract is terminated, we will not accept any further contributions. We will continue to hold amounts allocated to the Guaranteed Rate Accounts until maturity. Amounts already invested in the investment options may remain in the Program and you may also elect payment of benefits through us.


IRS DISQUALIFICATION


If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


ABOUT THE SEPARATE ACCOUNTS

Each Investment Fund is one, or part of one, of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our contracts. The results of each separate account's operations are accounted for without regard to AXA Equitable's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Alliance Growth Equity, Alliance Mid Cap Growth, and Alliance Balanced Funds commenced operations in 1968, 1969, and 1979 respectively. Separate Account No. 66, which holds the other Funds offered under the contract, was established in 1997. Because of exclusionary provisions, none of the Funds is subject to regulation under the Investment Company Act of 1940. Separate Account No. 66, however, purchases Class IA shares and Class IB/B shares of the Trusts. The Trusts are registered as open-end management investment companies under the 1940 Act.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in the separate accounts nor would any of these proceedings be likely to have a material adverse effect upon the separate accounts. our ability to meet our obligations under the Program, or the distribution of contract interests under the Program.

ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

o The financial statements for Separate Account Nos. 3, 4, 10 and 66 as of December 31, 2004 and for each of the two years in the period then ended.

o The financial statements for AXA Equitable as of December 31, 2004 and 2003 and for each of the three years in the periods then ended.


ABOUT THE TRUSTEE

As trustee, JPMorgan Chase Bank serves as a party to the contract. It has no responsibility for the administration of the Program or for any distributions or duties under the contract.


DISTRIBUTION OF THE CONTRACTS

AXA Equitable performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract; however, incentive compensation is paid to AXA Equitable employees performing these functions, based upon sales and the amount of first year plan contributions, as discussed in the SAI. The offering of the units is continuous.


REPORTS WE PROVIDE AND AVAILABLE INFORMATION


We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.


As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's website at http://www.sec.gov.


ACCEPTANCE


The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


32  More information

Appendix I -- Condensed financial information


--------------------------------------------------------------------------------

These selected per unit data and ratios for the years ended December 31, 1995 through December 31, 2004 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of AXA Equitable are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


SEPARATE ACCOUNT NO. 4 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY

ALLIANCE GROWTH EQUITY FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA





-----------------------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                    2004         2003         2002         2001
-----------------------------------------------------------------------------------------------------
Income                                           $  1.20      $  1.00      $   .88      $  1.28
Expenses (Note A)                                  (4.43)       (3.64)       (4.06)       (5.01)
Net investment loss                                (3.23)       (2.64)       (3.18)       (3.73)
Net realized and unrealized gain
 (loss) on investments (Note B)                    38.51        66.69       (71.04)      (59.31)
Net increase (decrease) in Alliance Growth
 Equity Fund Unit Value                            35.28        64.05       (74.22)      (63.04)
Alliance Growth Equity Fund Unit Value
 (Note C):
 Beginning of year                                251.02       186.97       261.19       324.23
End of year                                      $286.30      $251.02      $186.97      $261.19
Ratio of expenses to average net assets attrib-
 utable to the Program                              1.68%        1.69%        1.86%        1.80%
Ratio of net income (loss) to average net
 assets attributable to the Program                (1.23)%      (1.22)%      (1.46)%      (1.34)%
Number of Alliance Growth Equity Fund Units
 outstanding at end of year (000's)                  147          153          154          159
Portfolio turnover rate (Note D)                      60%          51%          39%         132%
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------------
                                                   2000          1999         1998        1997          1996        1995
--------------------------------------------------------------------------------------------------------------------------
Income                                           $  1.57      $  1.78      $  1.59      $  1.53      $  1.37     $   1.84
Expenses (Note A)                                  (5.84)       (5.57)       (5.01)       (4.55)       (3.82)    (  3.25)
Net investment loss                                (4.27)       (3.79)       (3.42)       (3.02)       (2.45)    (  1.41)
Net realized and unrealized gain
 (loss) on investments (Note B)                   (65.13)      102.66        (8.33)       65.28        36.80       50.16
Net increase (decrease) in Alliance Growth
 Equity Fund Unit Value                           (69.40)       98.87       (11.75)       62.26        34.35       48.75
Alliance Growth Equity Fund Unit Value
 (Note C):
 Beginning of year                                393.63       294.76       306.51       244.25       209.90      161.15
End of year                                      $324.23      $393.63      $294.76      $306.51      $244.25     $ 209.90
Ratio of expenses to average net assets attrib-
 utable to the Program                              1.68%        1.69%        1.68%        1.65%        1.68%       1.74%
Ratio of net income (loss) to average net
 assets attributable to the Program                (1.23)%      (1.15)%      (1.15)%      (1.10)%      (1.08)%   (  0.76)%
Number of Alliance Growth Equity Fund Units
 outstanding at end of year (000's)                  165          181          228          241          228        214
Portfolio turnover rate (Note D)                      48%          72%          71%          62%         105%       108%
--------------------------------------------------------------------------------------------------------------------------


See notes following these tables.

                               Appendix I -- Condensed financial information A-1

SEPARATE ACCOUNT NO. 3 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY

ALLIANCE MID CAP GROWTH FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA





----------------------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------
                                                      2004         2003         2002          2001
----------------------------------------------------------------------------------------------------
Income                                           $  .06      $   .09      $   .08       $   .18
Expenses (Note A)                                  (.85)        (.62)        (.62)         (.77)
Net investment loss                                (.79)        (.53)        (.54)         (.59)
Net realized and unrealized gain (loss) on
 investments (Note B)                              8.92        18.26       (11.21)        (8.46)
Net increase (decrease) in Alliance Mid Cap
 Growth Fund Unit Value                            8.13        17.73       (11.75)        (9.05)
Alliance Mid Cap Growth Fund Unit Value
 (Note C):
Beginning of year                                 44.47        26.74        38.49         47.54
End of year                                      $52.60      $ 44.47      $ 26.74       $ 38.49
Ratio of expenses to average net assets attrib-
 utable to the Program                             1.82%        1.78%        2.02%         1.93%
Ratio of net investment income (loss) to aver-
 age net assets attributable to the Program       (1.68)%      (1.51)%      (1.76)%       (1.48)%
Number of Alliance Mid Cap Growth Fund
 Units outstanding at end of year (000's)            448          428          379           361
Portfolio turnover rate (Note D)                     134%         113%         161%          200%
----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------------------------------
                                                      2000         1999         1998         1997         1996         1995
--------------------------------------------------------------------------------------------------------------------------------
Income                                           $  .39       $  .38       $  .34       $  .26       $  .33       $  .24
Expenses (Note A)                                  (.96)        (.91)        (.97)        (.97)        (.86)        (.69)
Net investment loss                                (.57)        (.53)        (.63)        (.71)        (.53)        (.45)
Net realized and unrealized gain (loss) on
 investments (Note B)                             (7.17)        8.09        (7.48)        6.08         9.25         9.98
Net increase (decrease) in Alliance Mid Cap
 Growth Fund Unit Value                           (7.74)        7.56        (8.11)        5.37         8.72         9.53
Alliance Mid Cap Growth Fund Unit Value
 (Note C):
Beginning of year                                 55.28        47.72        55.83        50.46        41.74        32.21
End of year                                      $47.54      $ 55.28      $ 47.72      $ 55.83      $ 50.46      $ 41.74
Ratio of expenses to average net assets attrib-
 utable to the Program                             1.82%        1.86%        1.84%        1.82%        1.80%        1.86%
Ratio of net investment income (loss) to aver-
 age net assets attributable to the Program       (1.07)%      (1.09)%      (1.20)%      (1.33)%      (1.12)%      (1.21)%
Number of Alliance Mid Cap Growth Fund
 Units outstanding at end of year (000's)            353          366          490          508          395          328
Portfolio turnover rate (Note D)                     136%         108%         195%         176%         118%         137%
-----------------------------------------------------------------------------------------------------------------------------


See notes following these tables.

A-2 Appendix I -- Condensed financial information

SEPARATE ACCOUNT NO. 10 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY

ALLIANCE BALANCED FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA





------------------------------------------------------------------------------------------------
                                                           YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------
                                                     2004       2003       2002       2001
------------------------------------------------------------------------------------------------
Income                                           $  .94    $   .86    $  1.09    $  1.38
Expenses (Note A)                                  (.72)      (.65)      (.68)      (.71)
Net investment income                               .22        .21        .41        .67
Net realized and unrealized gain (loss) on
 investments (Note B)                              2.88       5.54      (4.15)     (3.05)
Net increase (decrease) in Alliance Balanced
 Fund Unit Value                                   3.10       5.75      (3.74)     (2.38)
Alliance Balanced Fund Unit Value (Note C):
Beginning of year                                 41.83      36.08      39.82      42.20
End of year                                      $44.93    $ 41.83    $ 36.08    $ 39.82
Ratio of expenses to average net assets attrib-
 utable to the Program                             1.68%      1.71%      1.80%      1.77%
Ratio of net investment income to average net
 assets attributable to the Program                 .51%       .54%      1.09%      1.66%
Number of Alliance Balanced Fund Units out-
 standing at end of year (000's)                     761        790        757        555
Portfolio turnover rate (Note D)                     283%       339%       288%       168%
------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                     2000       1999       1998       1997       1996      1995
-------------------------------------------------------------------------------------------------------------------
Income                                           $ 1.55    $  1.36    $  1.30    $  1.21    $  1.00    $   .89
Expenses (Note A)                                  (.73)      (.68)      (.58)      (.52)      (.48)      (.43)
Net investment income                               .82        .68        .72        .69        .52        .46
Net realized and unrealized gain (loss) on
 investments (Note B)                             (2.36)      4.66       5.14       2.83       2.11       3.74
Net increase (decrease) in Alliance Balanced
 Fund Unit Value                                  (1.54)      5.34       5.86       3.52       2.63       4.20
Alliance Balanced Fund Unit Value (Note C):
Beginning of year                                 43.74      38.40      32.54      29.02      26.39      22.19
End of year                                      $42.20    $ 43.74    $ 38.40    $ 32.54    $ 29.02    $ 26.39
Ratio of expenses to average net assets attrib-
 utable to the Program                             1.68%      1.70%      1.65%      1.68%      1.73%      1.79%
Ratio of net investment income to average net
 assets attributable to the Program                1.89%      1.70%      2.04%      2.25%      1.91%      1.90%
Number of Alliance Balanced Fund Units out-
 standing at end of year (000's)                     426        456        473        454        476        458
Portfolio turnover rate (Note D)                     145%        95%        89%       165%       177%       170%
-------------------------------------------------------------------------------------------------------------------


A. Enrollment fees are not included above and did not affect the Alliance Growth Equity, Alliance Mid Cap Growth or Alliance Balanced Fund Unit Values. Enrollment fees were gen erally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account Nos. 3 (Pooled), 4 (Pooled) and 10 (Pooled), which may be found in the SAI.

C. The value for an Alliance Growth Equity Fund Unit was established at $10.00 on January 1, 1968 under the National Association of Realtors Members Retirement Program (NAR Program). The NAR Program was merged into the Members Retirement Program on December 27, 1984. The values for an Alliance Mid Cap Growth and an Alliance Balanced Fund Unit were established at $10.00 on May 1, 1985, the date on which the Funds were first made available under the Program.

D. The portfolio turnover rate includes all long-term U.S. Government securities, but excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. Represents the annual portfolio turnover rate for the entire separate account.

Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds and may have operating results and other supplementary data different from those shown above.


                               Appendix I -- Condensed financial information A-3

SEPARATE ACCOUNT NO. 66 UNIT VALUES


Unit values and number of units outstanding for these Funds at year end for each variable investment fund, except for those funds being offered for the first time after December 31, 2004.





------------------------------------------------------------------------------------------------------------------------------------
                                                                For the years ending December 31,
                                        --------------------------------------------------------------------------------   Inception
                                             1998       1999       2000        2001        2002        2003        2004      Date
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology
 Unit Value                                    --         --         --          --          --          --    $  10.85    5/14/04
 Number of units outstanding (000's)           --         --         --          --          --          --         115
EQ/Alliance Intermediate Government
 Securities
 Unit Value                                    --         --         --          --     $ 10.09     $ 10.16    $  10.22   11/22/02
 Number of units outstanding (000's)           --         --         --          --          17         226         171
EQ/Alliance International
 Unit Value                                    --         --         --          --     $ 10.84     $ 14.48    $  16.95   11/22/02
 Number of units outstanding (000's)           --         --         --          --         757         795         822
EQ/Bernstein Diversified Value Fund
 Unit Value                                    --         --         --     $ 10.08     $  8.57     $ 10.89       12.20    5/18/01
 Number of units outstanding (000's)           --         --         --         371         433         487         584
EQ/Calvert Socially Responsible Fund
 Unit Value                                    --         --     $ 9.63     $  8.10     $  5.87     $  7.41    $   7.57     5/1/00
 Number of units outstanding (000's)           --         --         12          36          57          99         135
EQ/Capital Guardian International Fund
 Unit Value                                    --         --         --     $  8.05     $  6.74     $  8.82    $   9.90    5/18/01
 Number of units outstanding (000's)           --         --         --           3          22          55          92
EQ/Capital Guardian Research
 Unit Value                                    --         --         --          --     $ 10.87     $ 14.10    $  15.44   11/22/02
 Number of units outstanding (000's)           --         --         --          --         321         364         365
EQ/Capital Guardian U.S. Equity
 Unit Value                                    --         --         --          --     $  9.09     $ 12.24    $  13.21    7/12/02
 Number of units outstanding (000's)           --         --         --          --          18          64         106
EQ/Equity 500 Index Fund
 Unit Value                                    --         --     $ 8.78     $  7.60     $  5.81     $  7.32    $   7.97    10/6/00
 Number of units outstanding (000's)           --         --        851         917       1,084       1,477       1,658
EQ/FI Small/Mid Cap Value Fund
 Unit Value                                $ 9.42     $ 9.46     $ 9.81     $ 10.05     $  8.43     $ 11.08    $  12.90     8/1/97
 Number of units outstanding (000's)          217        159        158         232         374         430         513
EQ/MFS Emerging Growth Companies Fund
 Unit Value                                    --         --     $ 8.01     $  5.20     $  3.36     $  4.29    $   4.77     5/1/00
 Number of units outstanding (000's)           --         --         59         108         187         295         362
EQ/Small Company Index Fund
 Unit Value                                    --         --         --     $  9.97     $  7.76     $ 11.18    $  12.99    5/18/01
 Number of units outstanding (000's)           --         --         --          38          79         157         219
------------------------------------------------------------------------------------------------------------------------------------


A-4 Appendix I -- Condensed financial information

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS



                                                                           Page

Funding of the program                                                       2
Your responsibilities as employer                                            2
Procedures for withdrawals, distributions and transfers                      2
Types of benefits                                                            4
Provisions of the Plans                                                      6
Investment restrictions applicable to the Alliance Growth Equity,
  Alliance Mid Cap Growth and Alliance Balanced Funds                        8
Portfolio holdings policy for the Pooled Separate Accounts                   9
Fund transactions                                                            9
Investment management and accounting fee                                    10
Portfolio managers' information (Alliance Growth Equity Fund,
  Alliance Mid Cap Growth Fund and Alliance Balanced Fund)                  11
Investment professional conflict of interest                                13
Alliance's compensation program                                             14
Distribution of the contracts                                               14
Our management                                                              15
Financial statements                                                     FSA-1



CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION


To: AXA Equitable Life Insurance Company

 Box 2486 G.P.O.
 New York, NY 10116

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me a copy of the Statement of Additional Information for the Members Retirement Program prospectus dated May 1, 2005.



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Copyright 2005 by AXA Equitable Life Insurance Company. All rights reserved.

Members Retirement Program



STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2005


--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with AXA Equitable's prospectus dated May 1, 2005 for the Members Retirement Program.

A copy of the prospectus to which this SAI relates is available at no charge by writing to AXA Equitable at Box 2468 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the U.S., 1-800-526-2701 or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2005 to which this SAI relates.


CONTENTS OF THIS SAI

                                                                    Page in SAI

Funding of the Program                                                       2

Your responsibilities as employer                                            2
Procedures for withdrawals, distributions and transfers                      2
  Pre-retirement withdrawals                                                 2
  Benefit distributions                                                      2
  Mandatory cashouts                                                         3
  Death benefits                                                             3
  Eligible rollover distributions and federal income
    tax withholding                                                          3
  Premature withdrawals and transfers from a GRA                             3

  Maturing GRAs                                                              4

Types of benefits                                                            4
Provisions of the plans                                                      6
  Plan eligibility requirements                                              6

  Contributions to Qualified Plans                                           6
  Contributions to the Plans                                                 6

  Allocation of contributions                                                7

  The Plans and Section 404(c) of ERISA                                      7
  Vesting                                                                    7

Investment restrictions and certain investment
  techniques applicable to the Alliance Growth Equity,
  Alliance Mid Cap Growth and Alliance Balanced Funds                        8

Portfolio holdings policy for the Pooled Separate Accounts                   9

Fund transactions                                                           10
Investment management and accounting fee                                    10

Portfolio managers' information (Alliance Growth
  Equity Fund, Alliance Mid Cap Growth Fund and Alliance
  Balanced Fund)                                                            11

Investment professional conflict of interest                                13
Alliance's compensation program                                             14
Distribution of the contracts                                               14
Our management                                                              15
Financial statements                                                     FSA-1


            Copyright 2005 by AXA Equitable Life Insurance Company,
             1290 Avenue of the Americas, New York, New York 10104.
                              All rights reserved.



                                                                          x00905

FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued by AXA Equitable. The Trustee holds the contract for the benefit of employers and participants in the Program.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"), you as the employer and plan administrator will have certain responsibilities, including:

o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

o    maintaining all personnel records necessary for administering your plan;

o    determining who is eligible to receive benefits;

o forwarding to us and, when required signing, all the forms your employees are required to submit;

o distributing summary plan descriptions, confirmation notices, quarterly notices and participant annual reports to your employees and former employees;

o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

o filing an annual information return for your plan with the Department of Labor, if required;

o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

o determining the amount of all contributions for each participant in the plan;


o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-526-2701 or write to us at Box 2468 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 59-1/2, and employees generally may not receive a distribution prior to severance from employment. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 59-1/2 even if you are still working, as long as you are 100% vested.


In addition, if your employer has elected to make hardship withdrawals available under your plan, you may request distribution before age 59-1/2 in the case of financial hardship (as defined in your plan). In a 401(k) plan, the plan's definition of hardship applies to employer contributions but not to your 401(k) contributions--including employee pre-tax contributions, employer qualified non-elective contributions and qualified matching contributions. To withdraw your own 401(k) contributions, plus interest earned on these amounts prior to 1989, you must demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a profit sharing or 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time except salary deferral amounts if there is a successor plan.

You may withdraw all or part of your Account Balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See "Tax information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" later in this SAI.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from certain of the investment funds may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Please note that generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity, even if the employer plan permits withdrawals prior to that time.


BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Your benefits will commence according to the provisions of your plan.


Under an individually designed plan, your employer must send us a request for disbursement form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you would like expedited delivery at your expense, you may request it on your Election of Benefits Form.


Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.


MANDATORY CASHOUTS. The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) amended the Internal Revenue Code of 1986 (Code) to provide that a trust under a qualified plan would not be a qualified trust unless the plan provides that when a mandatory distribution of more than $1,000 is to be made and the participant does not elect a distribution, the plan administrator must rollover such distribution to an individual retirement plan and must provide the plan participant with notice of such transfer.

DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING.


All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan, 403(b), 457 and traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

o    hardship withdrawals of salary deferral contributions;

o    certain corrective distributions under Code Section 401(k) plans;

o    loans that are treated as distributions;

o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

o    required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution," we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.


We do not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as we explain below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. We do not permit qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, we will first use amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

o you are a professional age 59-1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

o you are not a professional and you attain age 59-1/2 or terminate employment (including retirement);

o    you are disabled;

o    you attain age 70-1/2; or

o    you die.

If you are a participant under a plan which was adopted by an employer which is not a member of a professional association which makes the Program available as a benefit of membership, the above rules will be applied substituting the term "highly compensated" for "professional" and "non-highly compensated" for "not a professional." For this purpose, "highly compensated" shall have the meaning set forth under "Provisions of the Plans--Contributions to the Plans" later in this SAI.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a professional and are taking payments upon retirement after age 59-1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

    (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

   (ii) the years and/or fraction of a year until maturity, times

  (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2%
X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS

o    Your confirmation notice lists the maturity date for each GRA you hold.

o You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.


TYPES OF BENEFITS


Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. The law requires that if the value of your vested benefits exceeds $5,000, you must receive a Qualified Joint and Survivor Annuity unless your spouse consents in writing to a contrary election. Please see "Spousal Consent Requirements" below.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If you terminated employment and your vested account balance is less than $1,000, you will receive a lump sum payment of the entire vested amount unless alternate instructions are provided in a reasonable period after receiving your Election of Benefits Package.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. We do not offer installments for benefits under individually designed plans.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.


FIXED AND VARIABLE ANNUITY CHOICES


The cost of the fixed annuity is determined from tables in the group annuity contract which show the amounts necessary to purchase each $1 of monthly payment (after deduction of any applicable taxes and the annuity administrative charge described below). Payments depend on the annuity selected, your age, and the age of your beneficiary if you select a joint and survivor annuity. We may change the tables in the contract no more than once every five years.

The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, an annuity administrative charge of $350 will be deducted from the amount used to purchase the annuity. If we give any group pension client with a qualified profit sharing plan a better annuity purchase rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. The variable payments reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

The chart below shows the relative financial value of the different annuity options, based on our current rates for fixed annuities. This chart is provided as a sample. The numbers provided in the Rate per $1.00 of Annuity column, which are used to calculate the monthly annuity provided, are subject to change. The example assumes the annuitant's age is 65-1/2 years, the joint annuitant's age is the same and the amount used to purchase the annuity is $100,000. The annuity administrative charge of $350 is deducted from the purchase price of $100,000, leaving a total of $99,650 to be applied to purchase the annuity. Certain legal requirements may limit the forms of annuity available to you.


----------------------------------------------------------------------------------------------------------
                                                    Amount to be                               Monthly
                                                 Applied on Annuity       Rate Per $1.00       Annuity
Annuity Form                                        Form Elected            of Annuity         Provided
----------------------------------------------------------------------------------------------------------
Life                                                  $99,650               $143.06            $696.56
Cash Refund                                            99,650                150.82             660.72
5 Year Certain Life                                    99,650                144.62             689.05
10 Year Certain Life                                   99,650                148.55             670.82
15 Year Certain Life                                   99,650                153.87             647.62
100% Joint & Survivor Life                             99,650                168.01             593.12
75% Joint & Survivor Life                              99,650                161.16             618.33*
50% Joint & Survivor Life                              99,650                155.13             642.36*
100% Joint & Survivor--5 Year Certain Life**           99,650                168.04             593.01
100% Joint & Survivor--10 Year Certain Life**          99,650                168.27             592.20
100% Joint & Survivor--15 Year Certain Life**          99,650                168.91             589.96
100% Joint & Survivor--20 Year Certain Life**          99,650                170.10             585.83
----------------------------------------------------------------------------------------------------------

* Represents the amount payable to the primary annuitant. A surviving joint annuitant would receive the applicable percentage of the amount paid to the primary annuitant.

** You may also elect a Joint and Survivor Annuity--Period Certain with a monthly benefit payable to the surviving joint annuitant in any percentage you specify.


SPOUSAL CONSENT REQUIREMENTS


Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent.


PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed
21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.


CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as practicable after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2005, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the business, or (b) anyone with earnings of more than $95,000 from the business. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $14,000 for 2005 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2005 is $10,000.

The additional "catch-up" elective deferral for 2005 is up to $4,000 which can be made by any employees who are at least age 50 at any time during 2005. (Catch up elective deferral amount increases $1,000 per year through 2006.)


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Members Retirement Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $210,000 in 2005 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2005, "key employee" means (a) an officer of the business with earnings of more than $135,000 or (b) an owner of more than 5% of the business, or (c) an owner of more than 1% of the business with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. Before permitting any highly-compensated employee to make post-tax contributions, the employer should verify that it has passed all non-discrimination tests. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions that are based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $41,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.

Each participant's Account Balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive quarterly notices and confirmation of certain transactions. The participant will also receive an annual statement showing the participant's Account Balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plan Document, to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to the state income tax.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. If we have not received valid instructions, we will allocate contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time, and provide us with contribution allocation instructions for future contributions.


THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plans designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the Plans provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vest-ing schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:


--------------------------------------------------------------------------------
               Schedule A     Schedule B     Schedule C     Schedule E
--------------------------------------------------------------------------------
   Years of      Vested         Vested         Vested          Vested
   Service     Percentage     Percentage     Percentage      Percentage
--------------------------------------------------------------------------------
      1             0%             0%             0%            100%
      2           100             20              0             100
      3           100             40            100             100
      4           100             60            100             100
      5           100             80            100             100
      6           100            100            100             100
--------------------------------------------------------------------------------


If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Plans, instead elect one of the following vesting schedules or one at least as favorable to participants further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:


-------------------------------------------------------
                   Schedule F         Schedule G
-------------------------------------------------------
    Years of         Vested             Vested
    Service        Percentage         Percentage
-------------------------------------------------------
  less than 3           0%                 0%
       3               20                  0
       4               40                  0
       5               60                100
       6               80                100
       7              100                100
-------------------------------------------------------


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.


INVESTMENT RESTRICTIONS AND CERTAIN INVESTMENT TECHNIQUES APPLICABLE TO THE ALLIANCE GROWTH EQUITY, ALLIANCE MID CAP GROWTH AND ALLIANCE BALANCED FUNDS

(For an explanation of the investment restrictions applicable to the EQ/Alliance Intermediate Government Securities, EQ/Alliance International, EQ/Bernstein Diversified Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International Funds, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value, EQ/FI Small/Mid Cap Value, EQ/MFS Emerging Growth Companies, EQ/Small Company Index and AXA Premier VIP Technology, see "Investment Restrictions" in the applicable Trust Statement of Additional Information.)


None of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds will:

o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities for a Fund);

o make an investment in order to exercise control or management over a company;


o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

o trade in commodities or commodity contracts (except the Alliance Balanced Fund is not prohibited from entering into hedging transactions through the use of stock index or interest rate future contracts, as described in the prospectus);

o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable. (The Alliance Growth Equity Fund will not invest in restricted securities.)

The Alliance Growth Equity and Alliance Balanced Funds will not make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

The Alliance Growth Equity and Alliance Mid Cap Growth Funds will not purchase or write puts and calls (options).

The following investment techniques may be used by the Alliance Balanced Fund:

Mortgage Pass-Through Securities--The Alliance Balanced Fund may invest in mortgage pass-through securities, which are securities repre-senting interests in pools of mortgages. Principal and interest payments made on the mortgages in the pools are passed through to the holder of such securities. Pass-through mortgage related securities include adjustable-rate securities ("ARMS"), commercial mortgage-backed securities ("CMBS"), and dollar rolls. The Fund may invest in mortgage pass-through securities (including agency and non-agency fixed, ARM and hybrid pass-throughs).


Collateralized Mortgage Obligations--The Alliance Balanced Fund may invest in collateralized mortgage obligations (CMOs). CMOs are debt securities collateralized by underlying mortgage loans or pools of mortgage pass-through securities and are generally issued by limited purpose finance subsidiaries of U.S. Government instrumentalities. CMOs are not, however, mortgage pass-through securities. Investors in CMOs are not owners of the underlying mortgages, but are simply owners of a debt security backed by such pledged assets.


Asset-Backed Securities--The Alliance Balanced Fund may purchase asset-backed securities. The securitization techniques used to develop mortgage-related securities are also applied to a broad range of financial assets. Through the use of trusts and special purpose vehicles, various types of assets, including automobile loans and leases, credit card receivables, home equity loans, equipment leases and trade receivables, are securitized in structures similar to the structures used in mortgage securitizations.


The Alliance Balanced Fund may invest in other asset-backed securities that may be developed in the future.


Sovereign Debt--The Alliance Balanced Fund may invest in Sovereign Debt of non-U.S. issuers that issue debt securities that are denominated in U.S. dollars.


Zero-Coupon Bonds--The Alliance Balanced Fund may invest in zero-coupon bonds. Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero-coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. As a result, their price can be very volatile when interest rates change.

Repurchase Agreements--In repurchase agreements, the Alliance Balanced Fund buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. During the term of the repurchase agreement the Balanced Fund retains the securities subject to the repurchase agreement as collateral. Such transactions afford an opportunity for the Fund to earn a fixed rate of return on available cash at minimal market risk, although the Fund may be subject to various delays and risks or loss if the seller is unable to meet its obligation to repurchase.

Foreign Currency Forward Contracts--The Alliance Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. The Fund will enter into such forward contracts for hedging purposes only.


PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS

It is the policy of the Pooled Separate Accounts (the "Separate Accounts") to safeguard against misuse of their portfolio holdings information and to prevent the selective disclosure of such information. Each Separate Account will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. The portfolio holdings information for the Separate Accounts including, among other things, the top ten holdings and complete portfolio holdings, is available on a monthly basis and generally can be obtained by contract holders/participants or their consultants, free of charge, 15 days after the month end by calling 1-866-642-3127. AXA Equitable has established this procedure to provide prompt portfolio holdings information so that contractholders and their consultants can perform effective oversight of plan investments.

On a case-by-case basis, AXA Equitable may approve the disclosure of non-public portfolio holdings and trading information to particular individuals or entities in appropriate circumstances. In all cases, the approval of release of non-public portfolio holdings or trading information will be conditioned on the obligation of the recipient not to trade on the non-public information. Neither AXA Equitable nor its investment adviser, Alliance Capital Management L.P., discloses non-public portfolio holdings or portfolio trade information of any Separate Account to the media.

In addition, with the approval of our investment officers, non-public portfolio holdings information may be provided as part of the legitimate business activities of each Separate Account to the following service providers and other organizations: auditors; the custodian; the accounting service provider, the administrator; the transfer agent; counsel to the Separate Accounts; regulatory authorities; pricing services; and financial printers. The entities to whom we or the investment advisor voluntarily provide holdings information, either by explicit agreement or by virtue of their respective duties to each Separate Account, are required to maintain the confidentiality of the information disclosed, including an obligation not to trade on non-public information. As of the date of this SAI, we have ongoing arrangements to provide non-public portfolio holdings information to the following service providers: JPMorgan Chase, State Street-Kansas City, PricewaterhouseCoopers LLP, Capital Printing Systems, Inc., and RR Donnelley. Each of these arrangements provides for ongoing disclosure of current portfolio holdings information so that the entity can provide services to the Separate Accounts. These service providers do not provide any compensation to AXA Equitable, the Separate Accounts or any affiliates in return for the disclosure of non-public portfolio holdings information.

Until particular portfolio holdings information has been released in regulatory filings or is otherwise available to contract holders and/or participants, and except with regard to the third parties described above, no such information may be provided to any party without the approval of our investment officers or the execution by such third party of an agreement containing appropriate confidentiality language which has been approved by our Legal Department. We will monitor and review any potential conflicts of interest between the contract holders/participants and AXA Equitable and its affiliates that may arise from potential release of non-public portfolio holdings information. We will not release portfolio holdings information unless it is determined that the disclosure is in the best interest of its contract holders/ participants and there is a legitimate business purpose for such disclosure. No compensation is received by AXA Equitable or its affiliates or any other person in connection with the disclosure of portfolio holdings information.

FUND TRANSACTIONS

The Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for each of these Funds are executed primarily through brokers that receive a commission paid by the Fund. The brokers, none of which are affiliates, are selected by Alliance Capital Management L.P. ("Alliance"). For 2004, 2003 and 2002, the Alliance Growth Equity Fund paid $1,126,910, $929,767 and $1,298,849, respectively, in brokerage commissions; the Alliance Mid Cap Growth Fund paid $708,388, $466,820 and $522,922, respectively, in brokerage commissions; and the Alliance Balanced Fund paid $83,372, $78,626 and $85,206, respectively, in brokerage commissions.


Alliance seeks to obtain the best price and execution of all orders it places, considering all the circumstances. If transactions are executed in the over-the-counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and AXA Equitable. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

Alliance also considers the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce the expenses in managing the Funds. This is taken into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, Alliance selects only brokers whose commissions are believed to be reasonable in all the circumstances. Of the brokerage commissions paid by the Alliance Growth Equity, Alliance Mid/Cap Growth and Alliance Balanced Funds during 2004, $1,121,059, $685,520 and $68,580, respectively, were paid to brokers providing research services on transactions of $843,776,923, $301,615,391 and $50,844,709, respectively.


Alliance periodically evaluates the services provided by brokers and prepares internal proposals for allocating among those various brokers business for all the accounts Alliance manages or advises. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by Alliance. Alliance has no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that Alliance will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. Alliance may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by Alliance may be used in servicing all accounts under their management, including AXA Equitable's accounts. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

Transactions for the Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market-maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), Alliance seeks to obtain prompt execution in an effective manner at the best price. Subject to this general objective, Alliance may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we or Alliance may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts Alliance manages, we or Alliance may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust, see the statement of additional information for each Trust for information concerning the portfolio transactions of the Portfolios.



INVESTMENT MANAGEMENT AND ACCOUNTING FEE


The table below shows the amount we received under the investment management and financial accounting fee under the Program during each of the last three years. See "Fee table" section in the prospectus.


----------------------------------------------------------------
 Fund                          2004       2003       2002
----------------------------------------------------------------
Alliance Growth Equity       $198,559   $162,377   $173,846
----------------------------------------------------------------
Alliance Mid Cap Growth      $134,314   $ 85,336     75,221
----------------------------------------------------------------
Alliance Balanced            $165,896   $145,536    108,453
----------------------------------------------------------------

PORTFOLIO MANAGERS' INFORMATION (ALLIANCE GROWTH EQUITY FUND, ALLIANCE MID CAP GROWTH FUND AND ALLIANCE BALANCED FUND)

The tables and discussion below provide information with respect to the portfolio managers who are primarily responsible for the day-to-day management of each Fund.



------------------------------------------------------------------------------------------------------------------------------------
                                    Alliance Growth Equity Fund, Separate Account No. 4 ("Fund")
                                                    Alliance Capital ("Adviser")
                                                 Information as of December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio     (a)(2) For each person identified in column                (a)(3) For each of the categories in column
manager(s) of the    (a)(1), the number of other accounts of the                (a)(2), the number of accounts and the total
Adviser named in     Adviser managed by the person within each                  assets in the accounts with respect to which
the prospectus       category below and the total assets in the                 the advisory fee is based on the performance
                     accounts managed within each category below                               of the account
------------------------------------------------------------------------------------------------------------------------------------
                                       Other Pooled                                              Other Pooled
                  Registered Invest-        Invest-                         Registered Invest-       Invest-
                    ment Companies       ment Vehicles    Other Accounts      ment Companies     ment Vehicles     Other Accounts
------------------------------------------------------------------------------------------------------------------------------------
                   Number     Total    Number     Total   Number    Total    Number              Number             Number
                   of         Assets   of         Assets  of        Assets   of        Total     of        Total    of       Total
                   Accounts   ($MM)    Accounts   ($MM)   Accounts  ($MM)    Accounts  Assets    Accounts   Assets  Accounts  Assets
------------------------------------------------------------------------------------------------------------------------------------
Alan Levi         4          $6,941   1          $734     15        $1,270   N/A       N/A       N/A        N/A     N/A       N/A
------------------------------------------------------------------------------------------------------------------------------------



Note:  $ MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "Alliance's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):



----------------------------------------------------------------------------------------------------------
                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
----------------------------------------------------------------------------------------------------------
Alan Levi            Yes*
----------------------------------------------------------------------------------------------------------



* Alan Levi has numerous life insurance policies for his family that include participation in Separate Account No. 4.

The management of and investment decisions for the Fund's portfolio are made by Alliance's US Growth Team, which is responsible for management of all of Alliance's US Growth accounts. The US Growth Team relies heavily on the fundamental analysis and research of the Alliance's large internal research staff. While all members of the team work jointly to determine the investment strategy, including security selection, Mr. Alan Levi, a member of Alliance's US Growth Team, is responsible for day-to-day management of and has oversight and order placement responsibilities for the Fund's portfolio.

Alan Levi
Mr. Levi joined Alliance Capital in 1973, and assumed the role of team leader for US Disciplined Growth in 2004. Prior to joining the US Disciplined Growth Team in 1995, Mr. Levi held various responsibilities in the equity research department as both an analyst and, between 1990 and 1995, as director of research. He is a past director and treasurer of the Bank and Financial Analysts Association and served as a director of the New York Society of Security Analysts between 1992 and 1994. Mr. Levi received his undergraduate degree from Johns Hopkins and an MBA from the University of Chicago.

------------------------------------------------------------------------------------------------------------------------------------
                                   Alliance Mid Cap Growth Fund, Separate Account No. 3 ("Fund")
                                                    Alliance Capital ("Adviser")
                                                 Information as of December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio     (a)(2) For each person identified in column                (a)(3) For each of the categories in column
manager(s) of the    (a)(1), the number of other accounts of the                (a)(2), the number of accounts and the total
Adviser named in     Adviser managed by the person within each                  assets in the accounts with respect to which
the Fund prospectus  category below and the total assets in the                 the advisory fee is based on the performance
                     accounts managed within each category below                               of the account
------------------------------------------------------------------------------------------------------------------------------------
                                           Other Pooled                          Registered        Other Pooled
                    Registered Invest-      Investment                           Investment         Investment
                      ment Companies         Vehicles       Other Accounts       Companies           Vehicles       Other Accounts
------------------------------------------------------------------------------------------------------------------------------------
                     Number    Total     Number     Total   Number    Total    Number             Number            Number
                     of        Assets    of         Assets  of        Assets   of        Total    of        Total     of      Total
                     Accounts  ($MM)     Accounts   ($MM)   Accounts  ($MM)    Accounts  Assets   Accounts  Assets  Accounts  Assets
------------------------------------------------------------------------------------------------------------------------------------
Catherine Wood       5         $6,165    1          $122     1         $4       N/A       N/A      N/A      N/A     N/A       N/A
(Alliance Capital)
------------------------------------------------------------------------------------------------------------------------------------
Catherine Wood                                               33,148*   $8,600   N/A       N/A      N/A      N/A     N/A       N/A
(Regent Separately
Managed Accounts)
------------------------------------------------------------------------------------------------------------------------------------



Note: $MM means millions
*     includes wrap fee accounts

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "Alliance's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):



---------------------------------------------------------------------------------------------------------
                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
---------------------------------------------------------------------------------------------------------
Catherine Wood       X
---------------------------------------------------------------------------------------------------------



The management of and investment decisions for the Fund's portfolio are made by Ms. Catherine Wood.

Catherine Wood
Ms. Wood has been responsible for the Fund's investments since 2001, and has been with the firm for four years. Ms. Wood is a member of the Adviser's US Mid Cap Growth team that collaborates actively on the management of the Adviser's US Mid Cap Growth portfolios. In addition, Ms. Wood relies heavily on the fundamental analysis and research of the Adviser's large internal research staff, including the Global Growth Research Department and Research for Strategic Change Team.

Ms. Wood is also the Chief Investment Officer of Alliance's Regent Investor Services. Ms. Wood joined Alliance Capital in 2001 from Tupelo Capital Management, where she was a general partner, co-managing global equity-oriented portfolios. Prior to that, Ms. Wood worked for 18 years with Jennison Associates as a director and portfolio manager, equity research analyst and chief economist. As a portfolio manager with Jennison, she invested in both US and international securities. Ms. Wood's experience in research ranges from media, telecommunications and emerging technologies to business services, consumer non-durables and basic industries. She received her BS, summa cum laude, from the University of Southern California.





------------------------------------------------------------------------------------------------------------------------------------
                                    Alliance Balanced Fund, Separate Account No. 10 ("Fund")
                                                    Alliance Capital ("Adviser")
                                                 Information as of December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio     (a)(2) For each person identified in column                (a)(3) For each of the categories in column
manager(s) of the    (a)(1), the number of other accounts of the                (a)(2), the number of accounts and the total
Adviser named in     Adviser managed by the person within each                  assets in the accounts with respect to which
the prospectus       category below and the total assets in the                 the advisory fee is based on the performance
                     accounts managed within each category below                               of the account
------------------------------------------------------------------------------------------------------------------------------------
                      Registered        Other Pooled                           Registered        Other Pooled
                      Investment         Investment                            Investment         Investment
                       Companies          Vehicles        Other Accounts        Companies           Vehicles        Other Accounts
------------------------------------------------------------------------------------------------------------------------------------
                   Number     Total    Number     Total   Number    Total    Number              Number             Number
                   of         Assets   of         Assets  of        Assets   of        Total     of        Total    of        Total
                   Accounts   ($MM)    Accounts   ($MM)   Accounts  ($MM)    Accounts  Assets    Accounts   Assets  Accounts  Assets
------------------------------------------------------------------------------------------------------------------------------------
Christopher Toub   2          $456     1          $81     2         $195     N/A       N/A       N/A        N/A     N/A       N/A
------------------------------------------------------------------------------------------------------------------------------------



Note:  $MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "Alliance's compensation program" later in the SAI.

Ownership of Securities of AXA Equitable's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):



----------------------------------------------------------------------------------------------------------
                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
----------------------------------------------------------------------------------------------------------
Christopher Toub     X
----------------------------------------------------------------------------------------------------------



The management of and investment decisions for the Fund's portfolio are made by the Balanced Account Team, comprised of four senior portfolio managers. Balanced Account Team relies heavily on the Advisor's structured equity, international large cap growth and fixed-income investment teams and, in turn, the fundamental research of the Advisor's large internal research staff. Day-to-day responsibilities for coordinating the portfolio's investments and managing asset allocation resides with Christopher Toub.

Christopher Toub
Mr. Toub is Executive Vice President and Head of Alliance's Global/International Large Cap Growth teams. Mr. Toub is also a member of the Global Research Growth and US Disciplined Growth teams. He joined Alliance Capital in 1992 as a portfolio manager with the Disciplined Growth team, served as Director of Global Growth Research from 1998-2000 and joined the Global Research Growth team in 2004. Prior to joining Alliance, Mr. Toub worked at Marcus, Schloss & Co., a private investment partnership, as an analyst and portfolio manager. At that time, he was a member of the New York Stock Exchange where he was a specialist. Before working at Marcus, Schloss & Co., he worked at Bear Stearns in proprietary trading. He also worked as an Assistant Treasurer at JP Morgan. Mr. Toub received a BA from Williams College and an MBA from Harvard Business School. Location: New York.

INVESTMENT PROFESSIONAL CONFLICT OF INTEREST

As an investment adviser and fiduciary, Alliance owes its clients and shareholders an undivided duty of loyalty. Alliance recognizes that conflicts of interest are inherent in its business and accordingly has developed policies, procedures and disclosures reasonably designed to detect, manage and mitigate the effects of potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including funds (hereinafter "clients"), and allocating investment opportunities. Investment professionals, including portfolio managers and research analysts, are subject to the above-mentioned policies and oversight to help ensure that all clients are treated equitably. As stated in these conflicts-related policies, Alliance places the interests of its clients first and expects all of its employees to maintain Alliance's fiduciary duty.


EMPLOYEE PERSONAL TRADING AND THE CODE OF BUSINESS CONDUCT AND ETHICS

Alliance has policies to avoid conflicts of interest when investment professionals and other personnel of Alliance own, buy or sell securities also owned by, or bought or sold for clients. Alliance permits its employees to engage in personal securities transactions, and also allows them to allocate investments in the AllianceBernstein Mutual Funds through direct purchase, 401K/profit sharing plan investment and/or deferred incentive compensation awards. Personal securities transactions by an employee may raise a potential conflict of interest when an employee owns or trades in a security that is owned or considered for purchase or sale by a client, or recommended for purchase or sale by an employee to a client. Alliance has adopted a Code of Business Conduct and Ethics that is designed to detect and prevent such conflicts of interest.

MANAGING MULTIPLE ACCOUNTS FOR MULTIPLE CLIENTS

The investment professional or investment professional teams for each fund have responsibilities for managing all or a portion of the investments of multiple accounts with a common investment strategy, including other registered investment companies, unregistered investment vehicles, such as hedge funds, pension plans, separate accounts, collective trusts and charitable foundations. Potential conflicts of interest may arise when an investment professional has responsibilities for the investments of more than one account because the investment professional may be unable to devote equal time and attention to each account. Accordingly, Alliance has compliance policies and oversight to manage these conflicts.

ALLOCATING INVESTMENT OPPORTUNITIES

In addition, the investment professionals may have to decide how to select and allocate investment opportunities among accounts. Portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar accounts, which minimizes the potential for conflicts of interest. Nevertheless, investment opportunities may be allocated differently among accounts due to the particular characteristics of an account, such as cash position, tax status, risk tolerance and investment restrictions or for other reasons. Potential conflicts of interest may also occur where Alliance would have an incentive, such a performance-based management fee, relating to an account. An investment professional may devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to the account for which Alliance could share in investment gains. As referenced above, Alliance has procedures designed to ensure that information relevant to investment decisions are disseminated fairly and investment opportunities are allocated equitably among different clients.

ALLIANCE'S COMPENSATION PROGRAM

Alliance's compensation program for investment professionals* is designed to be competitive and appropriate to attract and retain the highest caliber employees. Compensation of investment professionals primarily reflects their ability to generate long-term investment success for our clients, including shareholders of the AllianceBernstein Mutual Funds.

Investment professionals are compensated on an annual basis through a combination of the following: (i) fixed base salary; (ii) discretionary incentive compensation in the form of an annual cash bonus; (iii) discretionary incentive compensation in the form of awards under Alliance's Partners Compensation Plan ("deferred awards"); (iv) discretionary long-term incentive compensation in the form of option and restricted unit grants (granted prior to 2002) and (v) Contributions under Alliance's Profit Sharing/401(k) Plan. Alliance's overall profitability determines the total amount of incentive compensation available to investment professionals. Deferred awards, for which there are various investment options, vest over a four-year period and are generally forfeited if the employee resigns or Alliance terminates his/her employment. Investment options under the deferred awards plan include many of the same AllianceBernstein Mutual Funds offered to mutual fund investors, thereby creating a closer alignment between the investment professionals and Alliance's clients and mutual fund shareholders. Alliance also permits deferred award recipients to allocate up to 50% of their award to investments in Alliance's publicly traded equity securities.

An investment professional's total compensation is determined through a subjective process that evaluates numerous quantitative and qualitative factors, including the investment success of the portfolios managed by the individual. Investment professionals do not receive any direct compensation based upon the investment returns of any individual client account. Not all factors apply to each investment professional and there is no particular weighting or formula for considering certain factors.

Among the factors included in this annual assessment of investment professional compensation are: relative investment performance of portfolios (although there are no specific benchmarks or periods of time used in measuring performance); complexity of investment strategies and contribution to the investment team/discipline's dialogue. An investment professional's contribution to business results and overall business strategy; success of marketing/business development efforts and client servicing are also taken into consideration. Furthermore, an investment professional's seniority/length of service with the firm; management and supervisory responsibilities and fulfillment of Alliance's leadership criteria are relevant to compensation decision-making.

DISTRIBUTION OF THE CONTRACTS

Employees of AXA Equitable perform all marketing and service functions under the contract. AXA Equitable pays no sales commissions with respect to units of interest in any of the Separate Accounts available under the contracts; however, incentive compensation that ranges from .40% to 2% of first-year plan contributions, plus $65 per plan sale is paid on a periodic basis to these AXA Equitable employees. No contribution-based or asset-based incentive compensation is awarded on existing plans in subsequent years. This compensation is not paid out of plan or participant funds, and has no effect on plan fees, charges and expenses.

----------------------
* Investment professionals at Alliance include portfolio managers and research analysts. Investment professionals are part of investment groups (or teams) that service individual fund portfolios. The number of investment professionals assigned to a particular fund will vary from fund to fund.

OUR MANAGEMENT


We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of AXA Equitable and/or its affiliates in various executive positions during the last five years.




------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                        50        Director of AXA Equitable (since September 1993); Director, MONY Life and MONY
AXA                                                America (since July 2004); Chairman of the Board of AXA Financial (since April
25, Avenue Matignon                                1998). Chairman of the Management Board (since May 2001) and Chief Executive
AXA's Management Board                             Officer of AXA (January 2000 to May 2002); Vice Chairman of (January 2000 to May
75008 Paris, France                                2001). Director or officer of  various subsidiaries and affiliates of the AXA
                                                   Director of Alliance Capital Management Corporation, the general partner of
                                                   Alliance Holding and Alliance. A former Director of Donaldson, Lufkin and
                                                   Jenrette ("DLJ") (July 1993 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Claus-Michael Dill                       51        Director of AXA Equitable (since May 2000); Director, MONY Life (since July
AXA Konzern AG                                     2004). Chairman of the Management Board of AXA Konzern AG (since June 1999).
Colonia-Allee 10-20                                Member of the AXA Group Management Board (since April 1999). Chairman of the
D-51067 Cologne, Germany                           Management Board of AXA Versicherung AG, AXA Lebensversicherung AG, AXA
                                                   Lebensversicherungs AG, AXA Service AG (since June 1999) and AXA Bank AG,
                                                   Director of AXA Financial (since May 2000).
------------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                            51        Director of AXA Equitable (since February 1998); Director, MONY Life and MONY
AXA                                                America (since July 2004). Member of the AXA Management Board (since February
25, Avenue Matignon                                2003) and Chief Financial Officer (since May 2003), prior thereto, Executive Vice
75008 Paris, France                                President, Control and Strategy, AXA (January 2000 to May 2003); prior thereto
                                                   Senior Executive Vice President, International (US-UK-Benelux) AXA (January 1997
                                                   to January 2000); Member of the AXA Executive Committee (since January 2000);
                                                   Director, AXA Financial (since November 2003), Alliance Capital Management
                                                   Corporation (since February 1996) and various AXA affiliated companies. Former
                                                   Director of DLJ (February 1997 to November 2000).
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Directors -- Not Interested
Name                                     Age       Business Experience Within the Past Five Years
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John C. Graves                           41        Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Graves Ventures, LLC and                           America (since July 2004). President and Chief Operating Officer, Graves
Earl G. Graves, Ltd.                               Ventures, LLC (since January 2001); Chief of Staff, Earl G. Graves, Ltd. (since
130 Fifth Avenue                                   March 1993) and President of Black Enterprise Unlimited (unknown to present);
New York, NY 10011                                 Director, AXA Financial (since September 2002); Trustee, Meharry Medical College
                                                   (since September 2001); President, Catholic Big Brothers, Inc. (since June 1992).
------------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                    54        Director, AXA Financial and AXA Equitable (since December 1996); Director, MONY
Henderson Advisory Consulting                      Life and MONY America (since July 2004); Retired Corporate Vice President, Core
425 East 86th St.                                  Business Development of Bestfoods (June 1999 to December 2000). Prior thereto,
New York, NY 10028                                 President, Bestfoods Grocery (formerly CPC International, Inc.) and Vice
                                                   President, Bestfoods (1997 to 2000). Director, Del Monte Foods Co., PACTIV
                                                   Corporation and The  "Shell"  Transport and Trading Company, plc.; Former
                                                   Director, Hunt Corporation (1992 to 2002).
------------------------------------------------------------------------------------------------------------------------------------
James F. Higgins                         57        Director of AXA Equitable (since December 2002); Director, MONY Life and MONY
Morgan Stanley                                     America (since July 2004). Senior Advisor, Morgan Stanley (since June 2000);
Harborside Financial Center                        Director/Trustee, Morgan Stanley Funds (since June 2000); Director, AXA Financial
Plaza Two, Second Floor                            (since December 2002); President and Chief Operating Officer -- Individual
Jersey City, NJ 07311                              Investor Group, Morgan Stanley Dean Witter (June 1997 to June 2000); President
                                                   and Chief Operating Officer -- Dean Witter Securities, Dean Witter Discover & Co.
                                                   (1993 to May 1997); Director and Chairman of the Executive Committee, Georgetown
                                                   University Board of Regents; Director, The American Ireland Fund; Member, The
                                                   American Association of Sovereign Military Order of Malta.
------------------------------------------------------------------------------------------------------------------------------------
W. Edwin Jarmain                         66        Director of AXA Equitable (since July 1992). Director of AXA Financial (since
Jarmain Group Inc.                                 July 1992); Director, MONY Life and MONY America (since July 2004). President,
77 King Street West                                Jarmain Group Inc. (since 1979); and officer of director of several affiliated
Suite 4545                                         companies. Director, AXA Insurance (Canada), Anglo Canada General Insurance
Toronto, Ontario M5K 1K2                           Company, Alliance Capital Management  Corporation, AXA Pacific Insurance Company
Canada                                             and AXA Australia, a former Alternate Director, AXA Asia Pacific Holdings
                                                   Limited (December 1999 to September 2000) and a former Director of DLJ (October
                                                   1992 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------

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Directors -- Not Interested
(continued)
Name                              Age        Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Christina M. Johnson              54         Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Christina M. Johnson Associates              America (since July 2004). Former President and Chief Executive Officer of Saks
200 Railroad Ave.                            Fifth Avenue Enterprises (February 2001 to October 2003); President and Chief
Greenwich, CT 06830                          Executive Officer, Saks Fifth Avenue (February 2000 to February 2001); Director,
                                             AXA Financial (since September 2002); Director, Women In Need, Inc.; Regional
                                             Vice President for the Greater New York Area, National Italian American
                                             Foundation.
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Scott D. Miller                   52         Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Six Sigma Academy                            America (since July 2004). President, Six Sigma Academy (since May 2004). Prior
315 East Hopkins Street                      thereto Vice Chairman (March 2003 to May 2004) , Hyatt Hotels Corporation;
Aspen, CO 81611                              President (January 2000 to March 2003); Director, AXA Financial (since September
                                             2002); Director, Schindler Holdings, Ltd. (since January 2002); Director,
                                             Interval International (January 1998 to June 2003); Executive Vice President,
                                             Hyatt Development Corporation (1997 to 2000).
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Joseph H. Moglia                  56         Director of AXA Equitable (since November 2002); Director, MONY Life and MONY
Ameritrade Holding Corporation               America (since July 2004). Chief Executive Officer, Ameritrade Holding
4211 South 102nd Street                      Corporation (since March 2001); Director, AXA Financial (since November 2002);
Omaha, NE 68127                              Senior Vice President, Merrill Lynch & Co., Inc. (1984 to March 2001).
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Peter J. Tobin                    61         Director of AXA Equitable (since March 1999); Director, MONY Life and MONY
St. John's University                        America (since July 2004); Special Assistant to the President, St. John's
101 Murray Street                            University (since September 2003); prior thereto, Dean, Peter J. Tobin College
New York, NY 10007                           of Business, St. John's University (August 1998 to September 2003). Director,
                                             Alliance Capital Management Corporation (since May 2000); The CIT Group, Inc.
                                             (May 1984 to June 2001, June 2002 to present), H. W. Wilson Company and Junior
                                             Achievement of New York, Inc. and Member and Officer of Rock Valley Tool, LLC.
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Bruce W. Calvert                  58         Director of AXA Financial (since March 1999) and Director, P.A. Consulting
Alliance Capital Management                  (since 1999). Director of AXA Equitable (since May 2001); Director, MONY Life
Corporation                                  and MONY America (since July 2004); Director (since October 1992), Chairman of
1345 Avenue of the Americas                  the Board (May 2001 to December 2004) and Chief Executive Officer (January 1999
New York, NY 10105                           to June 2003), Alliance Capital Management Corporation; Vice Chairman (May 1993
                                             to April 2001) and Chief Investment Officer (May 1993 to January 1999), Alliance
                                             Capital Management Corporation; Director, AXA Financial (since May 2001); Vice
                                             Chairman of the Board of Trustees of Colgate University; Trustee of the Mike
                                             Wolk Heart Foundation; Member of the Investment Committee of the New York
                                             Community Trust.
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Directors -- Officers
Name                              Age        Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Christopher M. Condron            57         Director, Chairman of the Board, President and Chief Executive Officer, MONY
                                             Holdings, LLC (since July 2004); Director, Chairman of the Board, President
                                             (since May 2002) and Chief Executive Officer, AXA Equitable (since May 2001);
                                             Director, President and Chief Executive Officer, AXA Financial (since May 2001);
                                             Chairman of the Board and Chief Executive Officer, AXA Financial Services, LLC
                                             (since May 2001); Member of AXA's Management Board (since May 2001); Director,
                                             Alliance Capital Management Corporation (since May 2001); Director, Chairman of the Board, President and Chief Executive Officer, AXA Life and Annuity Company
                                             (since June 2001); Director, The Advest Group, Inc. (July 2004 to present);
                                             Director, Chairman of the Board, President and Chief Executive Officer, MONY
                                             Life and MONY America (since July 2004); Director, The American Ireland Fund
                                             (since 1999); Board of Trustees of The University of Scranton (1995 to 2002);
                                             Member of the Investment Company Institute's Board of Governors (since October
                                             2001; prior thereto, October 1997 to October 2000) and Executive Committee (1998
                                             to 2000); Former Trustee of The University of Pittsburgh and St. Sebastian's
                                             Country Day School; Former Director of the Massachusetts Bankers Association;
                                             President and Chief Operating Officer, Mellon Financial Corporation (1999 to
                                             2001); Chairman and Chief Executive Officer, Dreyfus Corporation (1995 to 2001).
------------------------------------------------------------------------------------------------------------------------------------

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Directors -- Officers (continued)
Name                Age    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Stanley B. Tulin    55     Director, Vice Chairman of the Board (since February 1998) and Chief Financial Officer (since
                           May 1996), AXA Equitable. Director (since November 2003), Vice Chairman of the Board
                           (since November 1999) and Chief Financial Officer (since May 1997) and prior thereto,
                           Executive Vice President (May 1996 to November 1999), Senior Executive Vice President
                           (February 1998 to November 1999), AXA Financial, Executive Vice President, Member of the
                           Executive Committee and Management Board of AXA. Director, Vice Chairman and Chief
                           Financial Officer (since December 1999) AXA Life and Annuity Company; AXA Financial
                           Services, LLC and AXA Distribution Holding Corp. (since September 1999). Director, Chairman
                           U.S. Financial Life Insurance Company (Sept. 2004 to present); Director, The Advest Group,
                           Inc. (July 2004 to present). Director, Alliance Capital Management Corporation (since July
                           1997). Director, Vice Chairman of the Board and Chief Financial Officer, MONY Life and
                           MONY America (since July 2004); Vice Chairman of the Board and Chief Financial Officer,
                           MONY Holdings, LLC (since July 2004); Formerly a Director of DLJ (from June 1997 to
                           November 2000). Prior thereto, Co-Chairman, Insurance Consulting and Actuarial Practice,
                           Coopers & Lybrand, L.L.P.
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Other Officers
Name                Age    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis      59     Executive Vice President (since February 1998) and AXA Group Deputy Chief Information
                           Officer (since February 2001); Director, President and Chief Executive Officer, AXA Technology
                           Services (since 2002); Executive Vice President, MONY Life and MONY America (since July
                           2004); prior thereto, Chief Information Officer (November 1994 to February 2001), AXA
                           Equitable and AXA Financial Services, LLC (since September 1999). Previously held other officerships with AXA Equitable.
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Jennifer Blevins    47     Executive Vice President (since January 2002), AXA Equitable; Executive Vice President (since
                           January 2002), AXA Financial Services, LLC; Executive Vice President, MONY Life and MONY
                           America (since July 2004); prior thereto, Senior Vice President and Managing Director,
                           Worldwide Human Resources, Chubb and Son, Inc. (1999 to 2001); Senior Vice President and
                           Deputy Director of Worldwide Human Resources, Chubb and Son, Inc. (1998 to 1999).
------------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz        59     Senior Vice President (September 1987 to present) AXA Equitable; Senior Vice President
                           (since July 1992) AXA Financial, Inc.; Senior Vice President (since September 1999) AXA
                           Financial Services, LLC; Senior Vice President (since December 1999) AXA Life and Annuity
                           Company; Senior Vice President (since July 2004) MONY Life and MONY America. Director and Chairman of the Board (since June 2003) Frontier Trust Company, FSB ("Frontier");
                           Director (since July 1999) AXA Advisors LLC (formerly, "EQF" (until September 1999)); Senior
                           Vice President (since July 1999) and former Director (July 1999 until July 2004) AXA Network,
                           LLC (formerly EquiSource); Director and Officer of various AXA Equitable affiliates.
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Richard Dziadzio    41     Executive Vice President (September 2004 to present) AXA Equitable. Executive Vice President
                           (September 2004 to present) of AXA Financial Services, LLC; Director (July 2004 to present) of
                           AXA Advisors, LLC. Director (July 2004 to present) of The Advest Group, Inc.; Executive Vice
                           President (July 2004 to present) of MONY Life Insurance Company and MONY Life Insurance
                           Company of America. Director (July 2004 to present) of MONY Capital Management, Inc.,
                           MONY Realty Capital, Inc., MONY Realty Partners, Inc. and MONY Agricultural Investment
                           Advisers, Inc.; Director (July 2004 to present) of Matrix Capital Markets Group, Inc. and Matrix
                           Private Equities, Inc.; Director (July 2004 to present) of MONY Securities Corporation; Director
                           (July 2004 to present) of 1740 Advisers, Inc. Director (November 2004 to present) of Frontier
                           Trust Company, FSB; Business Support and Development (February 2001 to June 2004) of GIE
                           AXA; Head of Finance Administration (November 1998 to February 2001) of AXA Real Estate
                           Investment Managers.
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Other Officers (continued)
Name                Age   Business Experience Within the Past Five Years
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Kevin R. Byrne      49    Senior Vice President (July 1997 to present), Treasurer (September 1993 to present) and Chief
                          Investment Officer (September 2004 to present), and prior thereto, Vice President (February
                          1989 to July 1997), Deputy Treasurer (until September 1993), AXA Equitable. Senior Vice
                          President and Treasurer (July 2004 to present), and Chief Investment Officer (September 2004 to present), MONY Financial Services, Inc., MONY Holdings, LLC., MONY Life Insurance
                          Company and MONY Life Insurance Company of America. Senior Vice President (September
                          1997 to present), Treasurer (September 1993 to present) and Chief Investment Officer
                          (September 2004 to present), and prior thereto, Vice President (May 1992 to September
                          1997) and Assistant Treasurer (May 1992 to September 1993), AXA Financial, Inc. Senior Vice
                          President and Treasurer (since September 1999) and Chief Investment Officer (since
                          September 2004), AXA Financial Services, LLC. Director (since July 2004), The Advest Group,
                          Inc. and Boston Advisors, Inc. Director, Chairman of the Board and President (since July 2004),
                          MONY Capital Management, Inc. Director, Senior Vice President and Treasurer (since July
                          2004), MONY Benefits Management Corp. Director and Chairman of the Board (since July
                          2004), Matrix Private Equities, Inc. and Matrix Capital Markets Group, Inc. Director and
                          Treasurer (since July 2004), 1740 Advisers, Inc. Director, Executive Vice President and
                          Treasurer (since July 2004), MONY Asset Management, Inc., MONY Realty Capital, Inc.,
                          MONY Realty Partners, Inc. and MONY Agricultural Investment Advisers, Inc. President and
                          Treasurer (since October 2004), MONY International Holdings, LLC. Director, President and
                          Treasurer (since November 2004), MONY Life Insurance Company of the Americas, Ltd. and
                          MONY Bank & Trust Company of the Americas, Ltd. Director and Deputy Treasurer (since
                          December 2001), AXA Technology Services. Senior Vice President and Treasurer (since
                          December 1997), AXA Life & Annuity Company. Treasurer, Frontier Trust Company, FSB (since
                          June 2000); and AXA Network, LLC (since December 1999). Director (since July 1998),
                          Chairman (since August 2000), and Chief Executive Officer (since September 1997), Equitable
                          Casualty Insurance Company. Senior Vice President and Treasurer, AXA Distribution Holding
                          Corporation (since November 1999); and AXA Advisors, LLC (since December 2001). Director,
                          Chairman, President and Chief Executive Officer (August 1997 to June 2002), Equitable JV
                          Holding Corporation. Director (since July 1997), and Senior Vice President and Chief Financial
                          Officer (since April 1998), ACMC, Inc. Director, President and Chief Executive Officer (since
                          December 2003), AXA Financial (Bermuda) Ltd. Treasurer (November 2000 to December
                          2003), Paramount Planners, LLC. Vice President and Treasurer (March 1997 to December
                          2002) EQ Advisors Trust. Director (July 1997 to May 2001) and President and CEO (August
                          1997 to May 2001), EQ Services, Inc. Director, AXA Alternative Advisors, Inc. (formerly AXA
                          Global Structured Products).
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 Mary Beth Farrell   47   Executive Vice President (since December 2001), AXA Equitable; Executive Vice President,
                          MONY Life and MONY America (since July 2004); prior thereto, Senior Vice President
                          (December 1999 to December 2001); Senior Vice President and Controller, GreenPoint
                          Financial/GreenPoint Bank (May 1994 to November 1999); Executive Vice President (since
                          December 2001), AXA Financial Services, LLC.
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 Stuart L. Faust     52   Senior Vice President (since September 1997) and Deputy General Counsel (since November
                          1999), AXA Equitable; Senior Vice President and Deputy General Counsel, MONY Life and
                          MONY America (since July 2004); Senior Vice President and Deputy General Counsel, MONY
                          Holdings, LLC (since July 2004); prior thereto, Senior Vice President and Associate General
                          Counsel (September 1997 to October 1999); Senior Vice President and Deputy General
                          Counsel (September 2001 to present), AXA Financial; Senior Vice President (since September
                          1999) and Deputy General Counsel (since November 1999), AXA Financial Services, LLC.
                          Senior Vice President and Deputy General Counsel, AXA Life and Annuity Company.
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 Alvin H. Fenichel   60   Senior Vice President and Controller, AXA Equitable, AXA Financial, AXA Financial Services,
                          LLC and MONY Holdings, LLC; Senior Vice President and Controller, MONY Life and MONY
                          America (since July 2004). Senior Vice President and Controller, AXA Life and Annuity
                          Company (since December 1999). Previously held other officerships with AXA Equitable and its affiliates.
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Other Officers (continued)
Name
                       Age   Business Experience Within the Past Five Years
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Paul J. Flora          58    Senior Vice President (since March 1996) and Auditor (since September 1994) AXA Equitable.
                             Senior Vice President (since March 1996) and Auditor (since September 1994), AXA Financial,
                             Inc.; Senior Vice President and Auditor (since July 2004) of MONY Financial Services, Inc.,
                             MONY Holdings, LLC, MONY Life Insurance Company and MONY Life Insurance Company of
                             America; prior thereto, Senior Vice President and Auditor (since September 1999) AXA
                             Financial Services, LLC.
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 James D. Goodwin       56   Senior Vice President (February 2001 to present) AXA Equitable. Senior Vice President (July
                             2004 to present) of MONY Life Insurance Company and MONY Life Insurance Company of
                             America. Senior Vice President (February 2001 to present) of AXA Financial Services, LLC;
                             Senior Vice President (April 2002 to present) of AXA Advisors, LLC; Vice President (July 2000 to present) of AXA Network, LLC, AXA Network of Alabama, LLC, AXA Network of
                             Connecticut, Maine and New York, LLC and AXA Network Insurance Agency of
                             Massachusetts, LLC; Vice President (July 2004 to present) of MONY Brokerage, Inc., MBI
                             Insurance Agency of Alabama, Inc., MBI Insurance Agency of Massachusetts, Inc., MBI
                             Insurance Agency of New Mexico, Inc., MBI Insurance Agency of Ohio, Inc. and MBI Insurance
                             Agency of Washington, Inc.
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 Jeffrey Green          48   Senior Vice President (September 2002 to present) AXA Equitable. Senior Vice President (since
                             September 2002) of AXA Financial Services, LLC; Director, President and Chief Operating
                             Officer (since November 2002) AXA Network, LLC; Senior Vice President (since October 2002)
                             AXA Advisors, LLC. Senior Vice President, Product Manager of Solomon Smith Barney (1996
                             to September 2002). Senior Vice President (since July 2004) of MONY Life Insurance
                             Company and MONY Life Insurance Company of America.
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 Jerald E. Hampton      51   Executive Vice President, AXA Equitable (since May 2002) Executive Vice President, AXA
                             Financial Services, LLC (since May 2002); Executive Vice President, MONY Life and MONY
                             America (since July 2004); Director (since May 2002) and Vice Chairman of the Board (since
                             August 2002), AXA Advisors, LLC; Director (since February 2002), Chairman and Chief
                             Executive Officer (since May 2002), AXA Network, LLC; Director and Chairman of the Board
                             of AXA Distributors, LLC; AXA Distributors Insurance Agency, LLC; AXA Distributors Insurance
                             Agency of Alabama, LLC; AXA Distributors Insurance Agency of Massachusetts, LLC (since
                             September 2002); Executive Vice President and Director of the Private Client Financial
                             Services Division, Salomon Smith Barney (April 1992 to May 2002).
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 Edward J. Hayes        57   Senior Vice President (February 1997 to present) AXA Equitable. Senior Vice President
                             (February 1997 to present) of AXA Financial Services, LLC; Senior Vice President (July 2004 to
                             present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
                             Executive Vice President (August 1999 to present) of AXA Advisors, LLC; Director and
                             President (December 1996 to present) of Equitable Structured Settlement Corporation.
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 Robert S. Jones, Jr.   63   Executive Vice President, AXA Equitable (since February 2004); Executive Vice President, AXA
                             Financial Services, LLC (since February 2004); Executive Vice President, MONY Life and MONY
                             America (since July 2004); Director (since December 2003) and Chairman of the Board (since
                             July 2004) prior thereto Co-President and Co-Chief Executive Officer (December 2003 to July
                             2004), AXA Advisors, LLC; Director and President -- Retail Division (since December 2003),
                             AXA Network, LLC. Regional President of the New York Metro Region (March 2000 to
                             January 2001), Co-General Manager of the Jones/Sages Agency (January 1995 to March
                             2000).
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 Charles A. Marino      47   Senior Vice President and Appointed Actuary (December 2004 to present) of U. S. Financial
                             Life Insurance Company. Senior Vice President (September 2000 to present) and Actuary (May
                             1998 to present) AXA Equitable. Senior Vice President (September 2000 to present) and
                             Actuary (September 1999 to present) of AXA Financial Services, LLC. Director and Vice
                             President (since December 2003) AXA Financial (Bermuda) Ltd. Senior Vice President (July
                             2004 to present) of MONY Life Insurance Company and MONY Life Insurance Company of
                             America.
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Other Officers (continued)
Name                   Age  Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Kevin E. Murray        48   Executive Vice President and Chief Information Officer (February 2005 to present); prior thereto, Senior Vice President (September 2004 to February 2005) AXA Equitable. Senior Vice
                            President (February 2005 to present) of AXA Financial Services, LLC. Senior Vice President /
                            Group Chief Information Officer (1996 to September 2004) of AIG. Executive Vice President
                            and Chief Information Officer (February 2005 to present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
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 Anthony C. Pasquale   58   Senior Vice President (June 1991 to present) AXA Equitable. Senior Vice President (since
                            September 1999) AXA Financial Services LLC. Senior Vice President (since July 2004) of
                            MONY Life Insurance Company and MONY Life Insurance Company of America. Director,
                            Chairman and Chief Operating Officer, Casualty (September 1997 to August 2000). Director,
                            EREIM LP Corp. (October 1997 to March 2001).
------------------------------------------------------------------------------------------------------------------------------------
 Anthony F. Recine     49   Senior Vice President, Chief Compliance Officer and Associate General Counsel (February
                            2005 to present) AXA Equitable. Senior Vice President, Chief Compliance Officer and
                            Associate General Counsel (February 2005 to present) of AXA Financial Services, LLC. Senior
                            Vice President, Chief Compliance Officer and Associate General Counsel (February 2005 to
                            present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
                            Vice President, Deputy General and Chief Litigation Counsel (2000 to February 2005) of The
                            MONY Group; prior thereto, Vice President and Chief Litigation Counsel (1990 to 2000).
------------------------------------------------------------------------------------------------------------------------------------
 Pauline Sherman       61   Senior Vice President (since February 1999); Secretary (since September 1995) and Associate
                            General Counsel (since March 1993), AXA Equitable and AXA Financial (since September
                            1995). Senior Vice President, Secretary and Associate General Counsel, AXA Financial
                            Services, LLC (since September 1999). Senior Vice President, Secretary and Associate General
                            Counsel, MONY Life and MONY America (since July 2004); Senior Vice President, Secretary and Associate General Counsel, MONY Holdings, LLC (since July 2004). Senior Vice President,
                            Secretary and Associate General Counsel, AXA Life and Annuity Company (since December
                            1999). Secretary, AXA Distribution Holding Corporation (since September 1999). Previously held other officerships with AXA Equitable.
------------------------------------------------------------------------------------------------------------------------------------
 Richard V. Silver     49   Executive Vice President (since September 2001) and General Counsel (since November
                            1999), AXA Equitable; Executive Vice President and General Counsel, MONY Life and MONY
                            America (since July 2004); Executive Vice President and General Counsel, MONY Holdings,
                            LLC (since July 2004). Prior thereto, Senior Vice President (February 1995 to September 2001),
                            Deputy General Counsel (October 1996 to November 1999). Executive Vice President and
                            General Counsel (since September 2001), AXA Financial; prior thereto, Senior Vice President and Deputy General Counsel (October 1996 to September 2001). Executive Vice President
                            (since September 2001) and General Counsel (since November 1999), AXA Financial Services,
                            LLC. Executive Vice President (since September 2001) and General Counsel (since December
                            1999), AXA Life and Annuity Company and AXA Advisors (since July 1999). Previously,
                            Director of AXA Advisors, LLC.
------------------------------------------------------------------------------------------------------------------------------------
 Naomi J. Weinstein    52   Vice President (September 1999 to present) AXA Equitable. Vice President (September 1999 to present) of AXA Financial Services, LLC. Vice President (July 2004 to present) of MONY Life
                            Insurance Company and MONY Life Insurance Company of America.
------------------------------------------------------------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS


The financial statements of AXA Equitable included in this Statement of Additional Information should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered, as well as the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts, if applicable.



---------------------------------------------------------------------------------------------------------------------
                                                                                                              Page
---------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Report of Independent Registered Public Accounting Firm ................ FSA-1
10 (Pooled), 4 (Pooled), 3
(Pooled) and 66 (Pooled)
---------------------------------------------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)     Statement of Assets and Liabilities, December 31, 2004 .................     2
                                     --------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2004 ...........     3
                                     --------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2004 and 2003 .......................................     4
                                     --------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2004 ............................     5
---------------------------------------------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)     Statement of Assets and Liabilities, December 31, 2004 .................     9
                                     --------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2004 ...........    10
                                     --------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2004 and 2003 .......................................    11
                                     --------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2004 ............................    12
---------------------------------------------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)      Statement of Assets and Liabilities, December 31, 2004 .................    20
                                     --------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2004 ...........    21
                                     --------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2004 and 2003 .......................................    22
                                     --------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2004 ............................    23
---------------------------------------------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)      Statement of Assets and Liabilities, December 31, 2004 .................    25
                                     --------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2004 ..........    26
                                     --------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2004 and 2003 .......................................    27
                                     --------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2004 ............................    28
---------------------------------------------------------------------------------------------------------------------
Separate Account No. 66 (Pooled)     Statements of Assets and Liabilities, December 31, 2004 ................    30
                                     --------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2004 ..........    38
                                     --------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2004 and 2003 .......................................    46
---------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Notes to Financial Statements ..........................................    56
10 (Pooled), 4 (Pooled), 3 (Pooled)
and 66 (Pooled)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
AXA Equitable Life  Report of Independent Registered Public Accounting Firm -- ...........................   F-1
Insurance Company   -------------------------------------------------------------------------------------------------
                    Consolidated Balance Sheets as of December 31, 2004 and 2003 .........................   F-2
                    -------------------------------------------------------------------------------------------------
                    Consolidated Statements of Earnings for the Years
                    Ended December 31, 2004, 2003 and 2002 ...............................................   F-3
                    -------------------------------------------------------------------------------------------------
                    Consolidated Statements of Shareholder's Equity for the Years
                    Ended December 31, 2004, 2003 and 2002 ...............................................   F-4
                    -------------------------------------------------------------------------------------------------
                    Consolidated Statements of Cash Flows for the Years
                    Ended December 31, 2004, 2003 and 2002 ...............................................   F-5
---------------------------------------------------------------------------------------------------------------------
                    Notes to Consolidated Financial Statements ...........................................   F-7
                    The financial statements of the Funds reflect fees, charges and other expenses of the
                    Separate Accounts applicable to contracts under RIA as in effect during the periods covered, as well as the expense charges made in accordance with the terms of all other contracts participating in the respective Funds.
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account Nos. 13, 10, 4, 3, and 66 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2004, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York

March 31, 2005

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

---------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Long-term debt securities - at value (amortized cost: $22,070,494).......  $22,276,016
 Short-term debt securities - at value (amortized cost: $4,509,558) ......    4,509,558
Cash .....................................................................        7,947
Interest and other receivables ...........................................      277,070
---------------------------------------------------------------------------------------
Total assets .............................................................   27,070,591
---------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................           89
Payable for investment securities purchased ..............................    2,080,181
Accrued expenses .........................................................       44,513
---------------------------------------------------------------------------------------
Total liabilities ........................................................    2,124,783
---------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation .............  $24,945,808
=======================================================================================
                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        2,964        $ 8,371.02
Momentum Strategy .........          469           134.74
RIA .......................          839            79.38

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

-------------------------------------------------------------------------------------
Investment Income (Note 2): -- Interest ...............................  $  1,829,045
-------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees ............................................          (357)
Operating and expense charges .........................................       (68,005)
-------------------------------------------------------------------------------------
Total expenses ........................................................       (68,362)
-------------------------------------------------------------------------------------
Net investment income .................................................     1,760,683
-------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security transactions ..............................     1,382,738
Change in unrealized appreciation/depreciation of investments .........    (3,065,326)
-------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................    (1,682,588)
-------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................  $     78,095
=====================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

--------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended December 31,
                                                                                             2004             2003
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .............................................................  $    1,760,683    $   4,529,432
Net realized gain on investments ..................................................       1,382,738        3,090,587
Change in unrealized appreciation/depreciation of investments .....................      (3,065,326)      (1,382,730)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .............................          78,095        6,237,289
--------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .....................................................................      21,397,113       17,047,804
Withdrawals .......................................................................    (118,962,776)     (60,506,675)
Asset management fees .............................................................        (184,034)        (429,375)
Administrative fees ...............................................................            (797)          (1,716)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..........     (97,750,494)     (43,889,962)
--------------------------------------------------------------------------------------------------------------------
Decrease in Net Assets ............................................................     (97,672,399)     (37,652,673)
Net Assets Attributable to Contractowners or in Accumulation - Beginning of Year ..     122,618,207      160,270,880
--------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation - End of Year ........  $   24,945,808    $ 122,618,207
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                                Principal             Value
                                                  Amount             (Note 2)
--------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
ASSET BACKED SECURITIES (1.3%)
Ameriquest Mortgage Securities, Inc.
   2.5275%, 6/25/34 .....................       $   29,173        $ 29,173
Centex Home Equity
   2.7175%, 9/25/33 .....................           38,582          38,631
Residential Asset Mortgage Products, Inc.
   2.5475%, 1/25/24 .....................           36,270          36,272
   2.5675%, 8/25/22 .....................           42,457          42,463
   2.5675%, 10/25/21 ....................           42,809          42,815
   2.5675%, 12/25/18 ....................           46,872          46,878
   2.5975%, 6/25/13 .....................           30,122          30,132
   2.7875%, 11/25/32 ....................           56,309          56,395
                                                                 ---------
                                                                   322,759
                                                                 ---------
BASIC INDUSTRIES (0.7%)
Paper & Forest Products (0.7%)
International Paper Co.
   5.85%, 10/30/12 ......................           70,000          74,587
Weyerhaeuser Co.
   6.75%, 3/15/12 .......................           95,000         107,049
                                                                 ---------
                                                                   181,636
                                                                 ---------
CAPITAL GOODS (0.8%)
Service (0.4%)
Waste Management, Inc.
   6.875%, 5/15/09 ......................           90,000          99,718
                                                                 ---------
Miscellaneous (0.4%)
Hutchison Whampoa International Ltd.
   6.5%, 2/13/13 ........................           85,000          91,604
                                                                 ---------
                                                                   191,322
                                                                 ---------
COMMERCIAL MORTGAGE
    BACKED SECURITIES (5.9%)
Bank of America Commercial
    Mortgage, Inc.
   4.037%, 11/10/39 .....................           70,000          69,228
   4.128%, 7/10/42 ......................           80,000          79,968
   4.161%, 12/10/42 .....................          100,000         100,500
   4.76%, 11/10/39 ......................          165,000         164,836
   5.3058%, 6/10/39 .....................          170,000         178,023
Bear Stearns Commercial
    Mortgage, Inc.
   4.978%, 7/11/42 ......................          125,000         126,382
GE Capital Commercial Mortgage Corp.
   5.189%, 7/10/39 ......................           95,000          97,684
Greenwich Capital Commercial
    Fund Co.
   4.111%, 7/5/35 .......................           90,000          86,846
JPMorgan Chase Commercial
    Mortgage
   4.302%, 1/15/38 ......................           80,000          79,267


--------------------------------------------------------------------------------
                                                Principal             Value
                                                  Amount             (Note 2)
--------------------------------------------------------------------------------
Lehman Brothers UBS Commercial
    Mortgage Trust Series
   4.201%, 12/15/29 .....................       $   80,000        $ 80,188
   3.992%, 10/15/29 .....................          115,000         114,202
Merrill Lynch Mortgage Trust
   2.6775%, 4/25/35 .....................           35,909          35,909
   4.166%, 8/12/39 ......................           65,000          64,759
Morgan Stanley Capital I
   3.94%, 9/13/45 .......................          125,000         123,374
   4.97%, 12/15/41 ......................           65,000          66,109
                                                                 ---------
                                                                1,467,275
                                                                ----------
CONSUMER MANUFACTURING (2.0%)
Auto Related (1.9%)
Ford Motor Credit Co.
   5.7%, 01/15/10 .......................           10,000         10,091
   7.0%, 10/1/13 ........................           75,000         79,510
   7.375%, 2/1/11 .......................          165,000        177,829
General Motors Corp.
   7.125%, 7/15/13 ......................           65,000         66,517
GMAC Corp.
   6.875%, 9/15/11 ......................          135,000        138,347
                                                                ----------
                                                                  472,294
                                                                ----------
Miscellaneous (0.1%)
Fortune Brands, Inc.
   2.875%, 12/1/06 ......................           40,000         39,625
                                                                ----------
                                                                  511,919
                                                                ----------
CONSUMER SERVICES (4.2%)
Broadcasting & Media (2.0%)
AOL Time Warner, Inc.
   6.875%, 5/1/12 .......................          120,000        136,663
Time Warner Entertainment Co.
   7.25%, 9/1/08 ........................          290,000        322,185
WPP Finance Corp.
   5.875%, 6/15/14 ......................           35,000         36,426
                                                                ----------
                                                                  495,274
                                                                ----------
Cable (0.9%)
British Sky Broadcasting
   6.875%, 2/23/09 ......................           10,000         10,970
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 ......................          145,000        161,087
Comcast Corp.
   5.5%, 3/15/11 ........................           60,000         63,417
                                                                ----------
                                                                  235,474
                                                                ----------
Cellular Communications (1.0%)
AT&T Wireless Services, Inc.
   7.875%, 3/1/11 .......................           65,000         76,610
Telus Corp.
   7.5%, 6/1/07 .........................           90,000         97,785

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                          Principal             Value
                                            Amount             (Note 2)
--------------------------------------------------------------------------------
Vodafone Group Plc
   7.75%, 2/15/10 .................       $   60,000      $  69,627
                                                          ---------
                                                            244,022
                                                          ---------
Printing & Publishing (0.3%)
News America, Inc.
   4.75%, 3/15/10 .................           85,000         86,614
                                                          ---------
                                                          1,061,384
                                                          ---------
CONSUMER STAPLES (2.4%)
Food/Beverages (1.5%)
Anheuser Busch Cos., Inc.
   4.375%, 1/15/13 ................          180,000        177,662
Kraft Foods, Inc.
   4.125%, 11/12/09 ...............          100,000         99,453
   5.25%, 10/1/13 .................          105,000        108,029
                                                          ---------
                                                            385,144
                                                          ---------
Retail-Food & Drug (0.9%)
Albertson's, Inc.
   7.5%, 2/15/11 ..................           90,000        104,236
Safeway, Inc.
   4.95%, 8/16/10 .................           45,000         45,808
   5.8%, 8/15/12 ..................           70,000         73,896
                                                          ---------
                                                            223,940
                                                          ---------
                                                            609,084
                                                          ---------
ENERGY (2.1%)
Domestic Integrated (0.5%)
Amerada Hess Corp.
   6.65%, 8/15/11 .................          115,000        126,463
                                                          ---------
Oil Service (1.4%)
Conoco Funding Co.
   6.35%, 10/15/11 ................          225,000        251,140
Valero Energy Corp.
   6.875%, 4/15/12 ................           95,000        107,753
                                                          ---------
                                                            358,893
                                                          ---------
Pipelines (0.2%)
Duke Capital LLC
   5.668%, 8/15/14 ................           45,000         46,433
                                                          ---------
                                                            531,789
                                                          ---------
FINANCE (13.9%)
Banking (3.3%)
Bank of America Corp.
   6.25%, 4/15/12 .................          135,000        149,095
Bank One Corp.
   7.875%, 8/1/10 .................          105,000        122,475
JPMorgan Chase & Co.
   6.75%, 2/1/11 ..................          170,000        190,979
UFJ Finance Aruba AEC
   6.75%, 7/15/13 .................          150,000        167,156

--------------------------------------------------------------------------------
                                          Principal             Value
                                            Amount             (Note 2)
--------------------------------------------------------------------------------
Wachovia Bank Corp.
   3.5%, 8/15/08 ..................       $  155,000      $ 153,450
Wells Fargo & Co.
   4.2%, 1/15/10 ..................           35,000         35,142
                                                          ---------
                                                            818,297
                                                          ---------
Brokerage & Money Management (1.4%)
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 .................          135,000        133,587
Merrill Lynch & Co.
   5.0%, 1/15/15 ..................           45,000         44,824
Morgan Stanley
   5.8%, 4/1/07 ...................          160,000        167,740
                                                          ---------
                                                            346,151
                                                          ---------
Financial (7.4%)
American General Finance
   4.625%, 5/15/09 ................          120,000        122,111
Berkshire Hathaway Finance
   4.2%, 12/15/10 .................           50,000         49,678
Boeing Capital Corp.
   4.75%, 8/25/08 .................           40,000         41,369
Capital One Bank Corp.
   6.5%, 6/13/13 ..................           30,000         32,780
Capital One Financial Corp.
   6.25%, 11/15/13 ................           45,000         48,382
CIT Group, Inc.
   2.53%, 5/18/07 .................           55,000         55,000
Citigroup, Inc.
   2.59%, 6/9/09 ..................           35,000         35,052
   5.0%, 9/15/14 ..................          336,000        337,620
Credit Suisse FB USA, Inc.
   5.5%, 8/15/13 ..................           60,000         62,829
CS First Boston Mortgage Securities
   3.861%, 3/15/36 ................           70,000         69,930
General Electric Capital Corp.
   3.125%, 4/1/09 .................          595,000        576,403
   3.5%, 8/15/07 ..................          120,000        119,757
Household Finance Corp.
   6.50%, 11/15/08 ................          150,000        163,137
   7.00%, 5/15/12 .................           65,000         74,229
MBNA Corp.
   4.625%, 9/15/08 ................           60,000         60,939
                                                          ---------
                                                          1,849,216
                                                          ---------
Insurance (0.8%)
Assurant, Inc.
   5.625%, 2/15/14 ................           70,000         72,292
Liberty Mutual Group
   5.75%, 3/15/14 .................           35,000         34,409

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company

Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
Metlife, Inc.
   5.00%, 11/24/13 .....................      $    75,000      $    75,327
   5.375%, 12/15/12 ....................           20,000           20,740
                                                               -----------
                                                                   202,768
                                                               -----------
Mortgage Banking (1.0%)
Countrywide Financial Corp.
   4.0%, 3/22/11 .......................          115,000          111,810
CS First Boston Mortgage Sec.
   4.183%, 11/15/37 ....................           85,000           85,425
Equity One, Inc.
   2.5775%, 7/25/34 ....................           50,070           50,081
                                                               -----------
                                                                   247,316
                                                               -----------
                                                                 3,463,748
                                                               -----------
HEALTH CARE (0.3%)
Medical Services (0.3%)
Humuna, Inc.
   7.25%, 8/1/06 .......................           65,000           68,431
Wellpoint Health Systems, Inc.
   3.75%, 12/14/07 .....................           14,000           13,993
                                                               -----------
                                                                    82,424
                                                               -----------
MULTI INDUSTRY COMPANY (0.3%)
Tyco International Ltd.
   6.375%, 10/15/11 ....................           85,000           93,845
                                                               -----------
SOVEREIGN DEBT OBLIGATIONS (1.7%)
Sovereign Debt Securities (1.7%)
United Mexican States
   4.625%, 10/8/08 .....................          210,000          212,625
   7.5%, 1/14/12 .......................          190,000          215,460
                                                               -----------
                                                                   428,085
                                                               -----------
TECHNOLOGY (0.8%)
Communications (0.4%)
British Telecom Plc.
   8.375%, 12/15/10 ....................           90,000          108,077
                                                               -----------
Computer Hardware/Storage (0.1%)
IBM Corp.
   4.375%, 6/1/09 ......................           20,000           20,347
                                                               -----------
Computer Services (0.3%)
Computer Sciences Corp.
   5.0%, 2/15/13 .......................           65,000           66,387
                                                               -----------
                                                                   194,811
                                                               -----------
TRANSPORTATION (0.5%)
Railroad (0.5%)
CSX Corp.
   6.75%, 3/15/11 ......................          120,000          134,315
                                                               -----------

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
U.S. GOVERNMENT & GOVERNMENT
    SPONSORED AGENCY OBLIGATIONS (46.3%)
Federal Agencies (35.7% )
Federal National
    Mortgage Association
   3.125%, 7/15/06 .....................      $ 3,135,000      $ 3,133,881
   3.25%, 6/28/06 ......................          830,000          829,718
   3.41%, 8/30/07 ......................          515,000          513,262
   3.55%, 11/16/07 .....................          370,000          370,265
   5.5%, 1/25/35 .......................          880,000          893,200
   6.0%, 1/25/35 .......................          290,000          299,788
   6.5%, 1/25/35 .......................          450,000          471,797
Federal Home Loan Mortgage Corp.
   6.0%, 1/15/35 .......................          150,000          154,922
Federal Home Loan Mortgage
   3.75%, 8/3/07 .......................          340,000          340,461
   4.25%, 7/15/09 ......................        1,385,000        1,409,073
   5.125%, 11/7/13 .....................          245,000          245,980
Government National
    Mortgage Association
   5.0%, 1/15/35 .......................          255,000          254,920
                                                               -----------
                                                                 8,917,267
                                                               -----------
U.S. Treasury (10.6%)
U.S. Treasury Note
   4.25%, 11/15/14 .....................          220,000          220,576
   4.25%, 8/15/14 ......................          330,000          330,735
   2.0%, 7/15/14 .......................          395,000          412,725
   2.5%, 9/30/06 .......................        1,700,000        1,685,324
                                                               -----------
                                                                 2,649,360
                                                               -----------
                                                                11,566,627
                                                               -----------
UTILITIES (5.7%)
Electric & Gas Utility (2.2%)
Carolina Power & Light Co.
   6.5%, 7/15/12 .......................          105,000          116,465
Consumers Energy Co.
   4.25%, 4/15/08 ......................           25,000           25,245
First Energy Corp.
   6.45%, 11/15/11 .....................          130,000          141,241
Pacific Gas & Electric Co.
   4.8%, 3/1/14 ........................          135,000          134,527
Public Service Co. of Colorado
   7.875%, 10/1/12 .....................           45,000           54,510
TXU Australia Holdings
   6.15%, 11/15/13 .....................           15,000           16,203
XCEL Energy, Inc.
   7.0%, 12/1/10 .......................           65,000           73,270
                                                               -----------
                                                                   561,461
                                                               -----------

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company

Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
Telephone Utilities (3.0%)
Bellsouth Corp.
   4.2%, 9/15/09 .......................      $    50,000       $     50,131
Deutsche Telekom
    International Finance BV
   5.25%, 7/22/13 ......................          115,000            118,290
SBC Communications, Inc.
   5.10%, 9/15/14 ......................           80,000             80,744
Sprint Capital Corp.
   6.00%, 1/15/07 ......................          115,000            120,359
   7.625%, 1/30/11 .....................          135,000            156,740
Telecom Italia Capital
   4.00%, 1/15/10 ......................          105,000            102,951
   5.25%, 11/15/13 .....................          130,000            131,396
                                                                ------------
                                                                     760,611
                                                                ------------
Miscellaneous (0.5%)
Midamerican Energy Holdings
   5.875%, 10/1/12 .....................           40,000             42,386
Nisource Finance Corp.
   7.875%, 11/15/10 ....................           60,000             70,535
                                                                ------------
                                                                     112,921
                                                                ------------
                                                                   1,434,993
                                                                ------------

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT SECURITIES  (89.3%)
   (Amortized Cost $22,070,494) ........                        $ 22,276,016
                                                                ------------
SHORT-TERM DEBT SECURITIES (18.1%)
U.S. GOVERNMENT & GOVERNMENT
    SPONSORED AGENCY OBLIGATIONS (18.1%)
Federal Home Loan Bank
   Discount Note
   1.0%, 1/3/05 ........................      $ 3,300,000          3,299,726
U.S. Treasury Bill
   2.2%, 3/10/05 .......................          820,000            815,463
   2.05%, 1/6/05 .......................          395,000            394,369
                                                                ------------
TOTAL SHORT-TERM DEBT SECURITIES (18.1%)
   (Amortized Cost $4,509,558) .........                           4,509,558
                                                                ------------
TOTAL INVESTMENTS (107.4%)
   (Amortized Cost $26,580,051) ........                          26,785,574
OTHER ASSETS LESS
    LIABILITIES (-7.4%) ................                          (1,839,766)
                                                                ------------
NET ASSETS (100.0%) ....................                        $ 24,945,808
                                                                ============

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

----------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $40,007,723) ............................  $48,391,728
 Preferred stocks -- at value (cost: $86,686) .............................      125,723
 Long-term debt securities -- at value (amortized cost: $26,270,115) ......   26,559,945
 Short-term debt securities -- at value (amortized cost: $16,148,730) .....   16,148,730
Cash ......................................................................       46,853
Receivable for investment securities sold .................................      991,583
Due from AXA Equitable's General Account ..................................       30,202
Interest receivable .......................................................      203,168
Dividends and other receivables ...........................................       61,313
----------------------------------------------------------------------------------------
Total assets ..............................................................   92,559,245
----------------------------------------------------------------------------------------
Liabilities:
Payable for investment securities purchased ...............................   11,749,529
Accrued expenses ..........................................................      147,332
----------------------------------------------------------------------------------------
Total liabilities .........................................................   11,896,861
----------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation ..............  $80,662,384
========================================================================================

                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............           340       $ 18,994.07
RIA .......................       188,567           180.09
Momentum Strategy .........        21,117           125.67
MRP .......................       761,291            44.93
EPP .......................        18,145           184.94

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

-----------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $22,783)...................  $  880,758
Interest ..............................................................     940,701
-----------------------------------------------------------------------------------
Total investment income ...............................................   1,821,459
-----------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees ............................................    (359,124)
Operating and expense charges .........................................    (550,487)
-----------------------------------------------------------------------------------
Total expenses ........................................................    (909,611)
-----------------------------------------------------------------------------------
Net investment income .................................................     911,848
-----------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions .........   3,487,765
Change in unrealized appreciation/depreciation of investments .........   2,060,634
-----------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................   5,548,399
-----------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................  $6,460,247
===================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

--------------------------------------------------------------------------------------------------------------------
                                                                                          Year Ended December 31,
                                                                                             2004             2003
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income ..............................................................  $     911,848    $   1,009,250
Net realized gain (loss) on investments and foreign currency transactions ..........      3,487,765         (549,738)
Change in unrealized appreciation/depreciation of investments ......................      2,060,634       12,591,550
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ..............................      6,460,247       13,051,062
--------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ......................................................................     11,488,066       25,866,643
Withdrawals ........................................................................    (25,866,643)     (16,362,710)
Asset management fees ..............................................................        (46,061)         (39,862)
Administrative fees ................................................................       (295,160)        (359,780)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ...........    (14,719,798)      (5,241,997)
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................................................     (8,259,551)       7,809,065
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year ..     88,921,935       81,112,870
--------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ........  $  80,662,384    $  88,921,935
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                               Number of            Value
                                                 Shares            (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.3%)
Aerospace (0.4%)
Lockheed Martin Corp. ...................   4,800             $ 266,640
                                                              ---------
BASIC INDUSTRIES (1.2%)
Chemicals (0.8%)
Du Pont (E.I.) de Nemours & Co. .........   4,200               206,010
Monsanto Co. ............................     832                46,218
Praxair, Inc. ...........................   8,900               392,935
Syngenta AG * ...........................      57                 6,035
                                                              ---------
                                                                651,198
                                                              ---------
Mining & Metals (0.1%)
BHP Billiton Plc ........................   8,003                93,528
                                                              ---------
Paper & Forest Products (0.3%)
Georgia-Pacific Corp. ...................   5,200               194,896
                                                              ---------
                                                                939,622
                                                              ---------
CAPITAL GOODS (3.4%)
Electrical Equipment (0.4%)
Johnson Controls, Inc. ..................   4,000               253,760
Schneider Electric SA ...................   1,536               106,459
                                                              ---------
                                                                360,219
                                                              ---------
Machinery (0.4%)
Daikin Industries Ltd. ..................   4,300               123,898
Eaton Corp. .............................   2,400               173,664
                                                              ---------
                                                                297,562
                                                              ---------
Miscellaneous (2.6%)
General Electric Co. .................... 39,900              1,456,350
Nitto Denko Corp. .......................  1,600                 87,530
United Technologies Corp. ...............  5,400                558,090
                                                              ---------
                                                              2,101,970
                                                              ---------
                                                              2,759,751
                                                              ---------
CONSUMER MANUFACTURING (1.7%)
Auto Related (0.7%)
Denso Corp. ............................. 10,900                291,254
Honda Motor Co. Ltd. ....................  3,400                175,742
Suzuki Motor Corp. * ....................  4,700                 85,646
                                                              ---------
                                                                552,642
                                                              ---------
Building & Related (1.0%)
American Standard Co. * ................. 10,400                429,728
CRH Plc .................................  9,300                248,263
Rinker Group Ltd. ....................... 17,821                148,067
                                                              ---------
                                                                826,058
                                                              ---------
                                                              1,378,700
                                                              ---------
CONSUMER SERVICES (8.5%)
Advertising (0.2%)
WPP Group Plc ........................... 15,658                171,891
                                                              ---------

--------------------------------------------------------------------------------
                                               Number of            Value
                                                 Shares            (Note 2)
--------------------------------------------------------------------------------
Airlines (0.1%)
Continental Airlines, Inc. * ............  1,300              $  17,602
Southwest Airlines Co. ..................  5,400                 87,912
                                                              ---------
                                                                105,514
                                                              ---------
Apparel (0.3%)
Inditex .................................  5,551                163,062
Jones Apparel Group, Inc. * .............  2,500                 91,425
                                                              ---------
                                                                254,487
                                                              ---------
Broadcasting & Cable (1.8%)
Comcast Corp. * .........................  9,214                306,642
Gestevision Telecinco SA ................  3,427                 70,422
Grupo Televisa ..........................    700                 42,350
News Corporation Ltd. ................... 11,600                216,456
Publishing & Broadcasting Ltd. ..........  2,431                 33,190
Time Warner, Inc. * ..................... 15,100                293,544
Viacom, Inc. ............................ 10,040                365,356
Westwood One, Inc. * ....................  5,300                142,729
                                                              ---------
                                                              1,470,689
                                                              ---------
Cellular Communications (0.6%)
America Movil SA ........................  4,000                209,400
Nextel Communications, Inc. * ...........  8,300                249,000
                                                              ---------
                                                                458,400
                                                              ---------
Entertainment & Leisure (1.2%)
Carnival Corp. ..........................  2,600                149,838
Carnival Plc. ...........................  4,663                283,820
Harley-Davidson, Inc. ...................  4,200                255,150
Royal Caribbean Cruises Ltd. ............  4,500                244,980
                                                              ---------
                                                                933,788
                                                              ---------
Gaming (0.2%)
International Game Technology ...........  4,600                158,148
                                                              ---------
Restaurants & Lodging (0.5%)
Hilton Group Plc. ....................... 23,854                130,018
Starbucks Corp. * .......................  4,900                305,564
                                                              ---------
                                                                435,582
                                                              ---------
Retail-General Merchandise (2.9%)
Bed Bath & Beyond, Inc. * ...............  3,300                131,439
Coles Myer Ltd. .........................  7,607                 58,515
Espirit Holdings Ltd. ................... 39,500                238,846
Federated Department Stores .............  4,100                236,939
GUS Plc ................................. 12,447                223,562
Home Depot, Inc. ........................ 10,200                435,948
May Department Stores Co. ...............  3,300                 97,020
Target Corp. ............................  6,100                316,773
Wal-Mart Stores, Inc .................... 10,200                538,764
Williams-Sonoma, Inc. ...................  2,300                 80,592
                                                              ---------
                                                              2,358,398
                                                              ---------

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                                  Number of            Value
                                                    Shares            (Note 2)
--------------------------------------------------------------------------------
Miscellaneous (0.6%)
Capita Group Plc ........................... 18,321              $ 128,467
Cendant Corp. ..............................  5,900                137,942
Electronic Arts, Inc. ......................  3,400                209,712
                                                                 ---------
                                                                   476,121
                                                                 ---------
                                                                 6,823,018
                                                                 ---------
CONSUMER STAPLES (5.2%)
Alcohol (0.1%)
Enterprise Inns Plc ........................  7,819                118,642
                                                                 ---------
Beverages (0.9%)
Coca-Cola Co. ..............................  9,200                382,996
Pepsi Bottling Group, Inc. .................  9,200                248,768
Pepsico, Inc. ..............................  1,600                 83,520
                                                                 ---------
                                                                   715,284
                                                                 ---------
Cosmetic (0.6%)
Avon Products, Inc. ........................ 13,000                503,100
                                                                 ---------
Food (0.3%)
Del Monte Foods Co. ........................  1,854                 20,431
Groupe Danone ..............................  1,102                101,366
Heinz (H.J.) Co. ...........................  3,800                148,162
J.M. Smucker Co. ...........................     96                  4,519
                                                                 ---------
                                                                   274,478
                                                                 ---------
Household Products (1.2%)
Proctor & Gamble Co. ....................... 12,400                682,992
Reckitt Benckiser PLC ...................... 10,391                313,743
                                                                 ---------
                                                                   996,735
                                                                 ---------
Retail-Food & Drug (1.1%)
Kroger Co. * ............................... 10,000                175,400
Safeway, Inc. * ............................  8,300                163,842
Tesco Plc. ................................. 65,978                406,388
Walgreen Co. ...............................  4,000                153,480
                                                                 ---------
                                                                   899,110
                                                                 ---------
Tobacco (0.9%)
Altria Group, Inc. ......................... 11,800                720,980
                                                                 ---------
                                                                 4,228,329
                                                                 ---------
ENERGY (5.0%)
Domestic Producers (0.4%)
Noble Energy, Inc. .........................  3,600                221,976
Western Gas Resources ......................  4,500                131,625
                                                                 ---------
                                                                   353,601
                                                                 ---------
International (2.8%)
Chervontexaco Corp. ........................ 10,900                572,359
ENI Spa ....................................  9,376                233,792
ExxonMobil Corp. ........................... 15,712                805,397
Talisman Energy, Inc. ...................... 10,400                280,384
Total SA ...................................  1,529                332,618
                                                                 ---------
                                                                 2,224,550
                                                                 ---------

--------------------------------------------------------------------------------
                                                  Number of            Value
                                                    Shares            (Note 2)
--------------------------------------------------------------------------------
Oil Service (1.2%)
Baker Hughes, Inc. .........................  5,500              $ 234,685
FMC Technologies, Inc. .....................  5,600                180,320
Halliburton Co. ............................  6,200                243,288
Nabors Industries Ltd. * ...................  5,300                271,837
                                                                 ---------
                                                                   930,130
                                                                 ---------
Miscellaneous (0.6%)
ConocoPhillips .............................  5,700                494,931
                                                                 ---------
                                                                 4,003,212
                                                                 ---------
FINANCE (12.3%)
Banking-Money Center (3.0%)
Banco Bilbao Vizcaya Argenta ............... 13,973                246,844
BNP Paribas SA .............................  1,988                143,439
EFG EUROBANK ERGASIAS ......................    400                 13,689
HSBC Holdings, Plc ......................... 16,970                285,943
JPMorgan Chase & Co. ....................... 20,690                807,117
Mitsubushi UFJ Holdings, Inc. ..............     10                101,236
Standard Chartered Plc .....................  7,084                131,308
UBS AG .....................................  3,506                292,986
Wachovia Corp. .............................  6,800                357,680
                                                                 ---------
                                                                 2,380,242
                                                                 ---------
Banking-Regional (1.5%)
Bank of America Corp. ...................... 13,348                627,223
Commerce Bancorp, Inc. .....................  2,800                180,320
National City Corp. ........................  6,000                225,300
Wells Fargo & Co. ..........................  2,400                149,160
                                                                 ---------
                                                                 1,182,003
                                                                 ---------
Brokerage & Money
    Management (1.7%)
Charles Schwab Corp. ....................... 22,600                270,296
Franklin Resources, Inc. ...................  3,400                236,810
Goldman Sachs Group, Inc. ..................  1,100                114,444
Lehman Brothers Holdings, Inc. .............  1,800                157,464
MAN Group Plc ..............................  3,845                108,434
Merrill Lynch & Co. ........................  6,400                382,528
Morgan Stanley .............................  1,900                105,488
                                                                 ---------
                                                                 1,375,464
                                                                 ---------
Insurance (2.3%)
Ace Ltd. ...................................  3,000                128,250
AFLAC Inc. .................................  6,000                239,040
American International Group, Inc. ......... 11,800                774,906
Hartford Financial Services
    Group, Inc. ............................  2,500                173,275
ING Groep NV ...............................  6,879                207,236
St. Paul Travelers Companies, Inc. .........  5,254                194,766

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                                 Number of            Value
                                                   Shares            (Note 2)
--------------------------------------------------------------------------------
XL Capital Ltd. ...........................  2,200              $ 170,830
                                                                ---------
                                                                1,888,303
                                                                ---------
Mortgage Banking (0.4%)
FANNIE MAE ................................  4,200                299,082
                                                                ---------
Real Estate-Office (0.2%)
Equity Office Properties Trust ............  5,300                154,336
                                                                ---------
Real Estate-Other (0.2%)
Daito Trust Construction Co. Ltd ..........  1,600                 75,849
MI Developments, Inc. .....................  1,650                 49,781
                                                                ---------
                                                                  125,630
                                                                ---------
Miscellaneous (3.0%)
AEON Credit Service Co., Ltd. .............  1,800                133,690
Allied Irish Banks ........................  8,577                177,432
American Express Co. ......................  4,600                259,302
Anglo Irish Bank Corp. ....................    811                 19,575
Citigroup, Inc. ........................... 21,932              1,056,622
Compagnie Financiere Richemont ............  2,011                 66,710
MBNA Corp. ................................ 10,618                299,321
Royal Bank of Scotland Group .............. 11,625                390,201
US Bancorp ................................  3,000                 93,960
                                                                ---------
                                                                2,496,813
                                                                ---------
                                                                9,901,873
                                                                ---------
HEALTH CARE (8.0%)
Biotechnology (1.0%)
Amgen, Inc. * .............................  5,900                378,485
Biogen IDEC, Inc. * .......................  3,900                259,779
Gilead Sciences * .........................  3,700                129,463
                                                                ---------
                                                                  767,727
                                                                ---------
Drugs (3.2%)
Allergan, Inc. ............................  2,100                170,247
Dr Reddys Laboratories, Inc. ..............    700                 13,881
Eisai Co. Ltd .............................  4,900                160,742
Forest Laboratories, Inc. * ...............  3,400                152,524
Merck & Co., Inc. .........................  5,500                176,770
Novartis AG ...............................  6,269                314,824
Pfizer, Inc. .............................. 33,804                908,990
Roche Holding AG ..........................  2,920                334,994
Sanofi-Aventis ............................  1,690                134,520
Takeda Pharmaceutical Co., Ltd ............  1,100                 55,252
Teva Pharmeutical Industries ..............  6,400                191,104
                                                                ---------
                                                                2,613,848
                                                                ---------
Medical Products (2.4%)
Alcon, Inc. ...............................  3,800                306,280
Boston Scientific Corp. * .................  6,200                220,410
Essilor International .....................  1,713                133,684
Johnson & Johnson .........................  8,700                551,754
Nobel Biocare Holding AG ..................    662                119,520

--------------------------------------------------------------------------------
                                                 Number of            Value
                                                   Shares            (Note 2)
--------------------------------------------------------------------------------
Smith & Nephew ............................ 13,742                140,721
St. Jude Medical, Inc. ....................  4,200              $ 176,106
Zimmer Holdings, Inc. * ...................  3,230                258,788
                                                                ---------
                                                                1,907,263
                                                                ---------
Medical Services (1.4%)
Caremark RX, Inc. * .......................  5,900                232,637
UnitedHealth Group, Inc. ..................  4,700                413,741
Wellpoint Health Networks, Inc. * .........  4,300                494,500
                                                                ---------
                                                                1,140,878
                                                                ---------
                                                                6,429,716
                                                                ---------
MULTI INDUSTRY COMPANY (0.3%)
Mitsubishi Corp. .......................... 21,000                270,651
                                                                ---------
TECHNOLOGY (10.5%)
Communication Equipment (1.9%)
Avaya, Inc. * .............................     22                    378
Cisco Systems, Inc. * ..................... 18,100                349,330
Corning, Inc. * ........................... 18,000                211,860
Ericsson LM ............................... 87,874                279,279
Juniper Networks, Inc. * .................. 10,600                288,214
Motorola, Inc. ............................  8,800                151,360
Nortel Networks Corp. * ...................  4,000                 13,960
QUALCOMM, Inc. ............................  6,500                275,600
                                                                ---------
                                                                1,569,981
                                                                ---------
Computer Hardware/Storage (1.7%)
Dell, Inc. * .............................. 15,500                653,170
EMC Corp. ................................. 11,100                165,057
Hewlett-Packard Co. ....................... 17,500                366,975
International Business Machines
    Corp. .................................  1,600                157,728
                                                                ---------
                                                                1,342,930
                                                                ---------
Computer Services (0.2%)
Bearingpoint, Inc. * ......................  5,640                 45,289
Fiserv, Inc. * ............................  2,400                 96,456
                                                                ---------
                                                                  141,745
                                                                ---------
Contract Manufacturing (0.4%)
Flextronics International Ltd. ............  8,100                111,942
Sanmina-SCI Corp. * ....................... 12,400                105,028
Solectron Corp. * ......................... 20,200                107,666
                                                                ---------
                                                                  324,636
                                                                ---------
Internet Infrastructure (0.6%)
eBAY, Inc. * ..............................  3,500                406,980
FASTWEB * .................................    924                 53,010
                                                                ---------
                                                                  459,990
                                                                ---------
Internet Media (0.4%)
Yahoo! Inc. * .............................  9,600                361,728
                                                                ---------

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                                 Number of            Value
                                                   Shares            (Note 2)
--------------------------------------------------------------------------------
Semiconductor Capital
    Equipment (0.3%)
Applied Materials, Inc. * .................  9,000              $  153,900
ASML Holding NV ...........................  5,599                  89,512
                                                                ----------
                                                                   243,412
                                                                ----------
Semiconductor Components (1.5%)
Advantest Corp. ...........................    400                  34,226
Agere Systems, Inc. .......................    372                     510
Broadcom Corp. ............................  2,500                  80,700
Freescale Semiconductor, Inc. .............    948                  17,405
Intel Corp. ............................... 20,044                 468,829
Linear Technology Corp. ...................  3,900                 151,164
Marvell Technology Group, Inc. * ..........  7,200                 255,384
Taiwan Semiconductor
    (Merrill Lynch) ....................... 33,738                  65,303
Samsung Electronics (GDR) .................    618                 134,471
                                                                ----------
                                                                 1,207,992
                                                                ----------
Software (2.4%)
Mercury Interactive Corp. .................  3,500                 159,425
Microsoft Corp. ........................... 31,000                 828,010
Oracle Corp. .............................. 30,000                 411,600
SAP AG ....................................  1,705                 302,817
Symantec Corp. ............................  7,600                 195,776
                                                                ----------
                                                                 1,897,628
                                                                ----------
Miscellaneous (1.1%)
Canon, Inc. ...............................  5,000                 269,152
Hoya Corp. ................................  3,200                 360,401
Keyence Corp. .............................    700                 156,449
Ricoh Co. Ltd. ............................  6,000                 115,468
                                                                ----------
                                                                   901,470
                                                                ----------
                                                                 8,451,512
                                                                ----------
TRANSPORTATION (0.3%)
Railroad (0.3%)
East Japan Railway Co. ....................      4                  22,194
Union Pacific Corp. * .....................  3,800                 255,550
                                                                ----------
                                                                   277,744
                                                                ----------
UTILITIES (3.3%)
Electric & Gas Utility (1.3%)
American Electric Power Co., Inc. .........  5,300                 182,002
Constellation Energy Group, Inc. ..........  5,300                 231,663
Dynergy, Inc. (Class A) ...................  2,800                  12,936
Entergy Corp. .............................  1,400                  94,626
First Energy Corp. ........................  2,100                  82,971
PPL Corp. .................................  3,800                 202,464
Sempra Energy .............................  7,000                 256,760
                                                                ----------
                                                                 1,063,422
                                                                ----------

--------------------------------------------------------------------------------
                                                 Number of            Value
                                                   Shares            (Note 2)
--------------------------------------------------------------------------------
Telephone Utilities (2.0%)
Bellsouth Corp. ...........................  4,300              $  119,497
Centurytel, Inc. ..........................  2,700                  95,769
Cincinnati Bell ........................... 17,100                  70,965
MTN Group Ltd. * ..........................  3,936                  30,304
Qwest Communications
    International, Inc. * .................  4,300                  19,092
SBC Communications, Inc. .................. 12,086                 311,456
Sprint Corp. .............................. 23,250                 577,763
Verizon Communications, Inc. ..............  9,200                 372,692
                                                                ----------
                                                                 1,597,538
                                                                ----------
                                                                 2,660,960
                                                                ----------
TOTAL COMMON STOCKS (60.1%)
   (Cost $40,007,723) .....................                     48,391,728
                                                                ----------
PREFERRED STOCKS:
CONSUMER MANUFACTURING (0.2%)
Auto Related (0.2%)
Porsche AG ................................    199                 125,723
                                                                ----------
TOTAL PREFERRED STOCK (0.2%)
   (Cost $ 86,686) ........................                        125,723
                                                                ----------

                                 Principal
                                  Amount
                                ----------
LONG-TERM DEBT SECURITIES:
ASSET BACKED SECURITIES (0.9%)
Ameriquest Mortgage Securities, Inc.
   2.5275%, 6/25/34+ ..................... $32,090                  32,090
Centex Corp.
   2.7175%, 9/25/33+ .....................  43,844                  43,898
Citibank Credit Card Issuance Corp.
   4.9%, 12/12/16 ........................ 170,000                 169,747
Equity One, Inc.
   2.5775%, 7/25/34+ .....................  58,415                  58,428
Merrill Lynch Mortgage Investment
   2.6775%, 4/25/35+ .....................  32,644                  32,645
Residential Asset Mortgage
    Products, Inc.
   2.5475%, 1/25/24+ .....................  31,434                  31,436
   2.5675%, 10/25/21+ ....................  47,090                  47,096
   2.5675%, 12/25/18+ ....................  54,083                  54,090
   2.5675%, 8/25/22+ .....................  38,919                  38,924
   2.5975%, 6/25/13+ .....................  35,599                  35,611
   2.7175%, 5/25/33+ .....................  78,042                  78,130
   2.7875%, 11/25/32+ ....................  63,348                  63,444
                                                                   -------
                                                                   685,539
                                                                   -------
BASIC INDUSTRIES (0.3%)
Paper & Forest Products (0.3%)
International Paper Co.
   5.3%, 4/1/15 ..........................  70,000                  70,821

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)


--------------------------------------------------------------------------------
                                            Principal         Value
                                              Amount         (Note 2)
--------------------------------------------------------------------------------
Weyerhauser Co.
   7.375%, 3/15/32 ..................       $  135,000      $ 160,089
                                                            ---------
                                                              230,910
                                                            ---------
CAPITAL GOODS (0.2%)
Miscellaneous (0.1%)
Hutchison Whampoa Ltd.
   7.45%, 11/24/33 ..................          100,000        110,839
                                                            ---------
Pollution Control (0.1%)
Waste Management, Inc.
   6.875%, 5/15/09 ..................           75,000         83,098
                                                            ---------
                                                              193,937
                                                            ---------
COMMERCIAL MORTGAGE
    BACKED SECURITIES (2.1%)
Bank of America Commercial
    Mortgage, Inc.
   4.037%, 11/10/39 .................          115,000        113,731
   4.128%, 7/10/42 ..................           90,000         89,964
   4.161%, 12/10/42 .................          120,000        120,600
   4.76%, 11/10/39 ..................          145,000        144,856
   5.3058%, 6/10/39+ ................          150,000        157,079
Bear Stearns Commercial Mortgage
   4.978%, 7/11/42 ..................          145,000        146,603
Credit Suisse First Boston
    Mortgage Securities
   4.183%, 11/15/37 .................          100,000        100,500
Greenwich Capital Commercial
    Fund Co.
   4.111%, 7/5/35 ...................          100,000         96,496
   4.533%, 12/5/12 ..................          130,000        130,919
General Electric Capital Commercial
    Mortgage Corp.
   5.189%, 7/10/39 ..................          105,000        107,967
Lehman Brothers UBS Commercial
    Mortgage Trust Series
   3.992%, 10/15/29 .................           85,000         84,410
   4.201%, 12/15/29 .................           95,000         95,223
Merrill Lynch Mortgage Trust
   4.166%, 8/12/39 ..................           75,000         74,722
Morgan Stanley Capital I
   3.94%, 9/13/45 ...................           35,000         34,545
   4.97%, 12/15/41 ..................           75,000         76,279
   4.97%, 4/14/40 ...................          115,000        116,313
                                                            ---------
                                                            1,690,207
                                                            ---------
CONSUMER MANUFACTURING (0.5%)
Auto Related (0.5%)
Ford Motor Credit Co.
   5.7%, 1/15/10 ....................           10,000         10,091
   6.375%, 2/1/29 ...................           20,000         17,999
   7.0%, 10/1/13 ....................           30,000         31,804

--------------------------------------------------------------------------------
                                            Principal             Value
                                              Amount             (Note 2)
--------------------------------------------------------------------------------
   7.375%, 2/1/11 ...................       $  110,000      $ 118,553
   7.45%, 7/16/31 ...................           10,000         10,057
GMAC Corp.
   6.875%, 9/15/11 ..................           70,000         71,736
   7.75%, 1/19/10 ...................           50,000         53,666
   8.375%, 7/15/33 ..................          105,000        108,789
                                                            ---------
                                                              422,695
                                                            ---------
CONSUMER SERVICES (1.0%)
Cable (0.2%)
British Sky Broadcasting
   6.875%, 2/23/09 ..................           25,000         27,425
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 ..................          120,000        133,313
   7.05%, 3/15/33 ...................           30,000         34,327
                                                            ---------
                                                              195,065
                                                            ---------
Broadcasting & Media (0.5%)
AOL Time Warner
   7.7%, 5/1/32 .....................           75,000         91,734
News America, Inc.
   6.55%, 3/15/33 ...................           70,000         74,502
Time Warner Entertainment
   8.375%, 3/15/23 ..................          150,000        188,056
WPP Finance USA Group
   5.875%, 6/15/14 ..................           40,000         41,630
                                                            ---------
                                                              395,922
                                                            ---------
Cellular Communications-Mobile (0.3%)
AT&T Wireless
   8.75%, 3/1/31 ....................           95,000        128,090
Telus Corp.
   7.5%, 6/1/07 .....................           75,000         81,488
                                                            ---------
                                                              209,578
                                                            ---------
                                                              800,565
                                                            ---------
CONSUMER STAPLES (0.4%)
Food (0.3%)
Kraft Foods, Inc.
   4.125%, 11/12/09 .................          120,000        119,343
   5.25%. 10/1/13 ...................           80,000         82,308
                                                            ---------
                                                              201,651
                                                            ---------
Retail-Food & Drug (0.1%)
Albertson's, Inc.
   7.45%, 8/1/29 ....................           50,000         58,605
Safeway, Inc.
   4.95%, 8/16/10 ...................           50,000         50,898
                                                            ---------
                                                              109,503
                                                            ---------
Miscellaneous (0.0%)
Fortune Brands, Inc.
   2.875%, 12/1/06 ..................           40,000         39,625
                                                            ---------
                                                              350,779
                                                            ---------

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                           Principal             Value
                                             Amount             (Note 2)
--------------------------------------------------------------------------------
ENERGY (0.4%)
Domestic Integrated (0.2%)
Amerada Hess Corp.
   7.125%, 3/15/33 .................       $   60,000        $ 65,974
Amerada Hess Corp.
   7.875%, 10/1/29 .................           65,000          76,908
                                                            ---------
                                                              142,882
                                                            ---------
Oil Service (0.2%)
Conoco, Inc.
   6.95%, 4/15/29 ..................           50,000          59,043
Valero Energy Corp.
   7.5%, 4/15/32 ...................           75,000          90,464
                                                            ---------
                                                              149,507
                                                            ---------
Pipelines (0.0%)
Duke Capital Corp.
   8.0%, 10/1/19 ...................           50,000          61,017
                                                            ---------
                                                              353,406
                                                            ---------
FINANCE (3.5%)
Banking (1.0%)
Barclays Bank Plc.
   8.55%, 12/31/49+ ................           75,000          91,326
Bank of America Corp.
   6.25%, 4/15/12 ..................          105,000         115,962
CBA Capital Trust
   5.805%, 12/31/49 ................           90,000          93,693
JPMorgan Chase & Co.
   6.75%, 2/1/11 ...................           95,000         106,724
RBS Capital Trust
   4.709%, 12/29/49+ ...............          110,000         107,162
   5.512%, 9/29/49+ ................          105,000         107,332
UFJ Finance Aruba AEC
   6.75%, 7/15/13 ..................          100,000         111,437
Wells Fargo & Co.
   4.2%, 1/15/10 ...................           45,000          45,183
                                                            ---------
                                                              778,819
                                                            ---------
Brokerage & Money
    Management (0.3%)
Credit Suisse First Boston
    Mortgage Securities
   3.861%, 3/15/36 .................           80,000          79,920
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 ..................           55,000          54,424
   6.125%, 2/15/33 .................           70,000          72,721
Merrill Lynch & Co.
   5.00%, 1/15/15 ..................           35,000          34,863
                                                            ---------
                                                              241,928
                                                            ---------

--------------------------------------------------------------------------------
                                           Principal             Value
                                             Amount             (Note 2)
--------------------------------------------------------------------------------
Financial (1.7%)
American General Finance Corp.
   4.625%, 5/15/09 .................       $  115,000      $  117,025
Berkshire Hathaway Finance, Inc.
   4.2%, 12/15/10 ..................           60,000          59,616
Boeing Capital Corp.
   4.75%, 8/25/08 ..................           15,000          15,515
Capital One Bank Corp.
   6.25%, 11/15/13 .................           25,000          26,880
   6.5%, 6/13/13 ...................           25,000          27,318
Citigroup, Inc.
   2.59%, 6/9/09+ ..................           40,000          40,061
   5.0%, 9/15/14 ...................           64,000          64,309
CIT Group, Inc.
   2.53%, 5/18/07+ .................           50,000          50,000
Credit Suisse First Boston USA, Inc.
   5.5%, 8/15/13 ...................           60,000          62,829
General Electric Capital Corp.
   2.5812%, 6/22/07+ ...............          260,000         260,142
   3.5%, 8/15/07 ...................          145,000         144,707
   4.375%, 11/21/11 ................           20,000          19,881
   6.75%, 3/15/32 ..................           60,000          70,227
Household Finance Corp.
   6.5%, 11/15/08 ..................           95,000         103,320
   7.00%, 5/15/12 ..................           45,000          51,389
MBNA Corp.
   4.625%, 9/15/08 .................           70,000          71,096
Washington Mutual Finance Corp.
   6.875%, 5/15/11 .................          145,000         164,413
                                                            ---------
                                                            1,348,728
                                                           ----------
Insurance (0.4%)
Assurant Inc.
   5.625%, 2/15/14 .................           50,000          51,637
Liberty Mutual Group, Inc.
   5.75%, 3/15/14 ..................           40,000          39,325
Metlife, Inc.
   5.00%, 11/24/13 .................           55,000          55,240
Royal & Sun Alliance Insurance
    Group, Plc
   8.95%, 10/15/29 .................           50,000          63,141
Zurich Capital Trust
   8.376%, 6/1/37 ..................          115,000         129,118
                                                           ----------
                                                              338,461
                                                           ----------
Mortgage Banking (0.1%)
Countrywide Financial Corp.
   1.6418%, 12/19/33 ...............           39,095          38,937
   4.00%, 3/22/11 ..................           85,000          82,642
                                                           ----------
                                                              121,579
                                                           ----------
                                                            2,829,515
                                                           ----------

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Continued)

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
HEALTH CARE (0.1%)
Medical Services (0.1%)
Humana, Inc.
   6.3%, 8/1/18 ........................       $   50,000      $   51,283
Wellpoint, Inc.
   3.75%, 12/14/07 .....................           18,000          17,991
                                                               ----------
                                                                   69,274
                                                               ----------
MULTI INDUSTRY COMPANY (0.1%)
Tyco International Group, Inc.
   6.375%, 10/15/11 ....................          100,000         110,406
                                                               ----------
SOVEREIGN DEBT OBLIGATIONS (0.5%)
Sovereign Debt Securities (0.5%)
United Mexican States
   4.625%, 10/8/08 .....................          210,000         212,625
   7.5%, 1/14/12 .......................          170,000         192,780
                                                               ----------
                                                                  405,405
                                                               ----------
TECHNOLOGY (0.2%)
Communication Services (0.2%)
AT&T Broadband Corp.
   9.455%, 11/15/22 ....................           45,000          62,237
British Telecom Plc
   8.875%, 12/15/30+ ...................           40,000          53,561
                                                               ----------
                                                                  115,798
                                                               ----------
Computer Hardware/Storage (0.0%)
IBM Corp.
   4.375%, 6/1/09 ......................           20,000          20,347
                                                               ----------
                                                                  136,145
                                                               ----------
U.S. GOVERNMENT AND GOVERNMENT
    SPONSORED AGENCY OBLIGATIONS (21.3%)
Federal Agencies (18.0%)
Federal National Mortgage
    Association
   3.25%, 6/28/06 ......................          565,000         564,808
   3.41%, 8/30/07 ......................          585,000         583,026
   3.55%, 11/16/07 .....................          220,000         220,158
   4.5%, 1/25/20 (TBA) .................        1,345,000       1,340,376
   5.00% 2/1/34 ........................          574,916         571,544
   5.00%, 1/25/35 (TBA) ................        1,080,000       1,071,225
   5.25%, 8/1/12 .......................          295,000         306,101
   5.5%, 1/25/20 (TBA) .................        1,025,000       1,058,953
   5.50%, 1/25/35 (TBA) ................        3,135,000       3,182,017
   6.00% 11/1/16 .......................          128,790         135,040
   6.00%, 1/25/35 (TBA) ................        1,035,000       1,069,931
   6.5%, 7/1/28 ........................          206,329         216,817
   6.5%, 7/1/29 ........................            3,969           4,169
   6.50%, 1/25/35 (TBA) ................        1,660,000       1,740,407

--------------------------------------------------------------------------------
                                               Principal             Value
                                                 Amount             (Note 2)
--------------------------------------------------------------------------------
Federal Home Loan Mortgage Corp.
   3.75%, 8/3/07 .......................       $  385,000      $  385,522
   4.25%, 7/15/09 ......................          385,000         391,692
   5.125%, 11/7/13 .....................          300,000         301,200
   6.00% 1/15/35 (TBA) .................          475,000         490,586
Government National Mortgage Association
   5.00%, 1/15/35 (TBA) ................          600,000         599,813
   6.00%, 1/15/35 (TBA) ................          295,000         305,602
                                                               ----------
                                                               14,538,987
                                                               ----------
U. S.Treasury (3.3%)
U.S. Treasury Bond
   5.375%, 2/15/31 .....................          250,000         270,332
U.S. Treasury Note
   4.25%, 8/15/14 ......................           80,000          80,178
   2.00%, 7/15/14 ......................          460,000         480,642
   3.5%, 8/15/09 .......................        1,385,000       1,381,213
   2.5%, 9/30/06 .......................          405,000         401,504
                                                               ----------
                                                                2,613,869
                                                               ----------
                                                               17,152,856
                                                               ----------
UTILITIES (1.4%)
Electric & Gas Utility (0.7%)
Ameren Union Electric Co.
   5.10%, 10/1/19 ......................           20,000          19,861
Carolina Power & Light Co.
   6.5%, 7/15/12 .......................           75,000          83,189
Centerpoint Energy
   6.85%, 6/1/15 .......................           10,000          11,069
Consumers Energy Co.
   4.25%, 4/15/08 ......................           30,000          30,294
First Energy Corp.
   7.375%, 11/15/31 ....................          135,000         154,168
Midamerican Energy Holdings
   5.875%, 10/1/12 .....................           35,000          37,087
Nisource Finance Corp.
   7.875%, 11/15/10 ....................           45,000          52,901
Pacific Gas & Electric Co.
   6.05%, 3/1/34 .......................           80,000          83,089
Public Service Co. of Colorado
   7.875%, 10/1/12 .....................           40,000          48,453
TXU Australia Holdings
   6.15% 11/15/13 ......................           20,000          21,604
XCEL Energy, Inc.
   7.00% 12/1/10 .......................           50,000          56,362
                                                               ----------
                                                                  598,077
                                                               ----------
Telephone Utilities (0.7%)
Bellsouth Corp.
   4.2%, 9/15/09 .......................           40,000          40,104

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                        Principal         Value
                                          Amount        (Note 2)
--------------------------------------------------------------------------------
Deutsche Telekom International
    Finance BV
   8.75%, 6/15/30+ .................. $   35,000    $    46,216
SBC Communications, Inc.
   5.1%, 9/15/14 ....................     65,000         65,604
   5.625%, 6/15/16 ..................     10,000         10,331
Sprint Capital Corp.
   8.75%, 3/15/32 ...................    130,000        173,200
Telecom Italia Capital
   4.0%, 1/15/10 ....................    120,000        117,659
   6.375%, 11/15/33 .................     75,000         77,115
                                                    -----------
                                                        530,229
                                                    -----------
                                                      1,128,306
                                                    -----------
TOTAL LONG-TERM DEBT
    SECURITIES (32.9%)
   (Amortized Cost $26,270,115) .....                26,559,945
                                                    -----------
SHORT-TERM DEBT SECURITIES (20.0%)
Federal Agency (4.4%)
Federal Home Loan Bank Discount Note
   1.00%, 1/3/05 ....................  3,600,000      3,599,700
                                                    -----------
U.S. Treasury Bill (15.6%)
   1.84% - 2.207%,
     1/6/05 - 3/10/05 ............... 12,585,000     12,549,130
                                                    -----------

TOTAL SHORT-TERM DEBT
    SECURITIES (20.0%):
   (Amortized Cost 16,148,730) ......                16,148,730
                                                    -----------
TOTAL INVESTMENTS (113.1%)
   (Cost/Amortized Cost
     $82,513,254) ...................                91,226,126
OTHER ASSETS LESS
    LIABILITIES (-13.1%) ............               (10,563,742)
                                                    -----------
NET ASSETS (100.0%) .................               $80,662,384
                                                    ===========

-------------------------
* Non-income producing security.

+ Variable rate coupon, rate shown as of December 31, 2004.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

----------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $550,344,683)...........................  $728,117,766
 Short-term debt securities -- at value (amortized cost: $5,599,533) .....     5,599,533
Cash .....................................................................        49,074
Interest and dividends receivable ........................................       211,921
----------------------------------------------------------------------------------------
Total assets .............................................................   733,978,294
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,353,781
Accrued expenses .........................................................       706,817
----------------------------------------------------------------------------------------
Total liabilities ........................................................     2,060,598
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,711,921
Net assets attributable to contract owners ...............................   689,201,162
Net assets allocated to contracts in payout period .......................    40,004,613
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================

                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        50,597       $ 7,335.03
RIA .......................        29,813           695.74
Momentum Strategy .........         5,314            90.90
MRP .......................       146,878           286.30
ADA .......................       818,038           346.74
EPP .......................        19,436           714.47

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

--------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $26,833)....................  $  3,122,293
Interest ...............................................................       113,385
--------------------------------------------------------------------------------------
Total investment income ................................................     3,235,678
--------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................    (1,359,145)
Operating and expense charges ..........................................    (2,447,547)
--------------------------------------------------------------------------------------
Total expenses .........................................................    (3,806,692)
--------------------------------------------------------------------------------------
Net investment loss ....................................................      (571,014)
--------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........    68,479,781
Change in unrealized appreciation /depreciation of investments .........    33,687,073
--------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................   102,166,854
--------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................  $101,595,840
======================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

--------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                                      2004             2003
--------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ........................................................  $     (571,014)   $     (270,644)
Net realized gain (loss) on investments and foreign currency transactions ..      68,479,781       (17,379,109)
Change in unrealized appreciation/depreciation of investments ..............      33,687,073       208,381,402
--------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ......................     101,595,840       190,731,649
--------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ..............................................................      92,820,015        93,626,844
Withdrawals ................................................................    (150,234,175)     (129,176,442)
Asset management fees ......................................................      (1,128,020)       (1,011,672)
Administrative fees ........................................................        (419,710)         (434,123)
--------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ...     (58,961,890)      (36,995,393)
--------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to AXA Equitable's transactions ....          12,083            11,716
--------------------------------------------------------------------------------------------------------------
Increase in Net Assets .....................................................      42,646,033       153,747,972
Net Assets -- Beginning of Year ............................................     689,271,663       535,523,691
--------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ..................................................  $  731,917,696    $  689,271,663
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                               Number of            Value
                                                 Shares            (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS
AEROSPACE & DEFENSE (1.1%)
Defense Electronics (1.1%)
L-3 Communications Holdings, Inc.         111,000             $ 8,129,640
                                                              -----------
CAPITAL GOODS (0.2%)
Machinery (0.2%)
Actuant Corp. * .........................  29,800               1,554,070
                                                              -----------
CONSUMER MANUFACTURING (7.7%)
Building & Related (7.7%)
Centex Corp. ............................ 218,800              13,036,104
D. R. Horton, Inc. ...................... 358,500              14,451,135
Lennar Corp. (Class A) .................. 263,500              14,935,180
NVR, Inc. * .............................  18,250              14,041,550
                                                              -----------
                                                               56,463,969
                                                              -----------
CONSUMER SERVICES (16.5%)
Apparel (0.6%)
Coach, Inc. * ...........................  72,900               4,111,560
                                                              -----------
Broadcasting & Cable (0.5%)
XM Satellite Radio Holdings, Inc. * .....  97,700               3,675,474
                                                              -----------
Entertainment & Leisure (2.7%)
Dreamworks Animation SKG, Inc. * ........  12,700                 476,377
Harley-Davidson, Inc. ................... 316,600              19,233,450
                                                              -----------
                                                               19,709,827
                                                              -----------
Retail - General Merchandise (8.0%)
Best Buy Company, Inc. ..................  38,200               2,269,844
eBay, Inc. * ............................ 307,400              35,744,472
Lowe's Companies, Inc. .................. 181,400              10,446,826
Williams-Sonoma, Inc. ................... 284,200               9,958,368
                                                              -----------
                                                               58,419,510
                                                              -----------
Miscellaneous (4.7%)
CDW Corp. ............................... 165,800              11,000,830
Education Management Corp. * ............ 128,700               4,248,387
Electronic Arts, Inc. * .................  71,600               4,416,288
Iron Mountain, Inc. * ................... 371,300              11,320,937
Strayer Education, Inc. .................  32,500               3,568,175
                                                              -----------
                                                               34,554,617
                                                              -----------
                                                              120,470,988
                                                              -----------
ENERGY (1.2%)
Oil Service (1.2%)
Baker Hughes, Inc. ...................... 116,500               4,971,055
Schlumberger Ltd. * .....................  56,200               3,762,590
                                                              -----------
                                                                8,733,645
                                                              -----------
FINANCE (20.9%)
Brokerage & Money
    Management (8.3%)
Charles Schwab Corp. .................... 342,100               4,091,516
Goldman Sachs Group, Inc. ...............  95,500               9,935,820

--------------------------------------------------------------------------------
                                               Number of            Value
                                                 Shares            (Note 2)
--------------------------------------------------------------------------------
Legg Mason, Inc. ........................ 482,600             $35,355,276
Merrill Lynch & Co., Inc. ............... 128,700               7,692,399
Morgan Stanley DeanWitter & Co. .........  70,800               3,930,816
                                                              -----------
                                                               61,005,827
                                                              -----------
Banking-Money Center (1.0%)
JPMorgan Chase & Co. .................... 188,271               7,344,452
                                                              -----------
Insurance (4.9%)
American International Group, Inc. ...... 394,700              25,919,949
Everest RE Group Ltd. ................... 112,200              10,048,632
                                                              -----------
                                                               35,968,581
                                                              -----------
Miscellaneous (6.7%)
AMBAC Financial Group, Inc. ............. 134,300              11,030,059
Citigroup, Inc. ......................... 457,500              22,042,350
MBNA Corp. .............................. 541,500              15,264,885
                                                              -----------
                                                               48,337,294
                                                              -----------
                                                              152,656,154
                                                              -----------
HEALTH CARE (23.1%)
Biotechnology (2.2%)
Amgen, Inc. ............................. 178,000              11,418,700
Genentech, Inc. .........................  88,500               4,817,940
                                                              -----------
                                                               16,236,640
                                                              -----------
Drugs (5.1%)
Forest Laboratories, Inc. * ............. 462,300              20,738,778
Teva Pharmaceutical Industries Ltd....... 552,100              16,485,706
                                                              -----------
                                                               37,224,484
                                                              -----------
Medical Products (10.4%)
Alcon, Inc. * ........................... 179,500              14,467,700
Patterson Company, Inc. * ............... 133,300               5,783,887
St. Jude Medical, Inc. * ................ 411,600              17,258,388
Stryker Corp. ........................... 328,200              15,835,650
Zimmer Holdings, Inc. * ................. 288,500              23,114,620
                                                              -----------
                                                               76,460,245
                                                              -----------
Medical Services (5.4%)
Caremark Rx, Inc. * ..................... 216,200               8,524,766
Wellpoint Health Networks, Inc. * ....... 268,500              30,877,500
                                                              -----------
                                                               39,402,266
                                                              -----------
                                                              169,323,635
                                                              -----------
MULTI INDUSTRY COMPANIES (1.2%)
Danaher Corp. * ......................... 154,800               8,887,068
                                                              -----------
TECHNOLOGY (27.3%)
Communication Equipment (6.3%)
Corning, Inc. ........................... 900,100              10,594,177
Juniper Networks, Inc. * ................ 921,600              25,058,304
Qualcomm, Inc. .......................... 249,300              10,570,320
                                                              -----------
                                                               46,222,801
                                                              -----------

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                            Number of      Value
                                             Shares      (Note 2)
--------------------------------------------------------------------------------
Computer Hardware/Storage (3.5%)
Dell, Inc. * ............................. 517,700    $21,815,878
EMC Corp. * .............................. 268,600      3,994,082
                                                      -----------
                                                       25,809,960
                                                      -----------
Computer Peripherals (1.5%)
Network Appliance, Inc. * ................ 339,100     11,264,902
                                                      -----------
Computer Services (1.1%)
Alliance Data Systems Corp. * ............ 170,300      8,085,844
                                                      -----------
Internet Media (3.0%)
YAHOO!, Inc. * ........................... 577,300     21,752,664
                                                      -----------
Semiconductor Components (5.1%)
Broadcom Corp. * ......................... 232,200      7,495,416
Marvell Technology Group Ltd. * .......... 732,100     25,967,587
Silicon Laboratories, Inc. * ............. 115,500      4,078,305
                                                      -----------
                                                       37,541,308
                                                      -----------
Software (4.4%)
Comverse Technology, Inc. * .............. 228,900      5,596,605
SAP AG ................................... 282,300     12,480,483
Symantec Corp. * ......................... 553,500     14,258,160
                                                      -----------
                                                       32,335,248
                                                      -----------
Miscellaneous (2.4%)
Amphenol Corp. (Class A) * ............... 473,800     17,407,412
                                                      -----------
                                                      200,420,139
                                                      -----------
TRANSPORTATION (0.2%)
Air Freight (0.2%)
United Parcel Service, Inc. (Class B)..... 17,300       1,478,458
                                                      -----------
TOTAL COMMON STOCKS (99.4%)
    (Cost $550,344,683 )..................            728,117,766
                                                      -----------

--------------------------------------------------------------------------------
                                            Principal        Value
                                              Amount        (Note 2)
--------------------------------------------------------------------------------
SHORT-TERM DEBT SECURITIES (0.8%)
U.S. GOVERNMENT SPONSORED
    AGENCY OBLIGATIONS (0.8%)
Federal Home Loan Bank Discount
    Note 1.00%, 1/03/05 ................. $5,600,000     $  5,599,533
                                                         ------------
TOTAL SHORT-TERM DEBT
    SECURITIES (0.8%)
    (Amortized Cost $5,599,533 ).........                   5,599,533
                                                         ------------
TOTAL INVESTMENTS (100.2%)
    (Cost/Amortized Cost
    $555,944,216 ).......................                 733,717,299
OTHER ASSETS LESS LIABILITIES
    (-0.2%) .............................                  (1,799,603)
                                                         ------------
NET ASSETS (100.0%) .....................                $731,917,696
                                                         ============

* Non-income producing security.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $106,203,640).......................  $121,344,339
Cash .................................................................       221,784
Receivable for investment securities sold ............................       479,410
Due from AXA Equitable's General Account .............................        37,461
Dividends receivable .................................................        10,036
------------------------------------------------------------------------------------
Total assets .........................................................   122,093,030
------------------------------------------------------------------------------------
Liabilities:
Payable for investment securities purchased ..........................       379,636
Accrued expenses .....................................................        74,067
------------------------------------------------------------------------------------
Total liabilities ....................................................       453,703
------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation .........  $121,639,327
====================================================================================

                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............         3,433       $ 25,643.95
RIA .......................        37,854           243.18
Momentum Strategy .........         8,284            89.89
MRP .......................       448,064            52.60
EPP .......................           124           243.18

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

--------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends ..............................................................  $    153,815
Interest ...............................................................         2,809
--------------------------------------------------------------------------------------
Total investment income ................................................       156,624
--------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................      (181,369)
Operating and expense charges ..........................................      (323,287)
--------------------------------------------------------------------------------------
Total expenses .........................................................      (504,656)
--------------------------------------------------------------------------------------
Net investment loss ....................................................      (348,032)
--------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........    28,292,406
Change in unrealized appreciation /depreciation of investments .........    (7,908,599)
--------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................    20,383,807
--------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................  $ 20,035,775
======================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

-----------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended December 31,
                                                                                                2004             2003
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ...................................................................  $    (348,032)   $     (97,030)
Net realized gain on investments and foreign currency transactions ....................     28,292,406       23,418,411
Change in unrealized appreciation/depreciation of investments .........................     (7,908,599)      25,253,528
-----------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .................................     20,035,775       48,574,909
-----------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .........................................................................     32,226,073       29,058,327
Withdrawals ...........................................................................    (39,756,059)     (38,923,606)
Asset management fees .................................................................       (231,150)        (173,933)
Administrative fees ...................................................................       (105,982)        (100,735)
-----------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..............     (7,867,118)     (10,139,947)
-----------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ................................................................     12,168,657       38,434,962
-----------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year .....    109,470,670       71,035,708
-----------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ...........  $ 121,639,327    $ 109,470,670
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                                  Number of            Value
                                                    Shares            (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS
BASIC INDUSTRIES (2.3%)
Chemicals (1.2%)
Pall Corp. .................................       50,410        $1,459,370
                                                                 ----------
Mining & Metals (1.1%)
Massey Energy Co. ..........................       37,020         1,293,849
                                                                 ----------
                                                                  2,753,219
                                                                 ----------
CONSUMER MANUFACTURING (4.0%)
Building & Related (4.0%)
D. R. Horton, Inc. .........................       75,290         3,034,940
Lennar Corp. ...............................       32,595         1,847,485
                                                                 ----------
                                                                  4,882,425
                                                                 ----------
CONSUMER SERVICES (27.7%)
Broadcasting & Cable (2.6%)
XM Satellite Radio Holdings, Inc.* .........       84,055         3,162,149
                                                                 ----------
Gaming (2.9%)
Wynn Resorts Ltd.* .........................       53,240         3,562,821
                                                                 ----------
Restaurants & Lodging (1.0%)
Starbucks Corp.* ...........................       19,980         1,245,953
                                                                 ----------
Retail-General Merchandise (4.9%)
Amazon.com, Inc.* ..........................     133,400          5,908,286
                                                                 ----------
Miscellaneous (16.3%)
Apollo Group, Inc.* ........................      65,590          5,293,769
CNET Networks, Inc.* .......................     517,190          5,808,044
Electronic Arts, Inc.* .....................      53,308          3,288,037
Homestore, Inc.* ...........................     498,400          1,510,152
Shanda Interactive
    Entertainment Ltd.* ....................      34,300          1,457,750
Sina Corp.* ................................      78,890          2,529,213
                                                                 ----------
                                                                 19,886,965
                                                                 ----------
                                                                 33,766,174
                                                                 ----------
CONSUMER STAPLES (1.1%)
Retail-Food & Drug (1.1%)
Whole Foods Market, Inc. ...................      14,050          1,339,668
                                                                 ----------
ENERGY (4.3%)
Domestic Producers (1.2%)
Noble Energy, Inc. .........................      24,000          1,479,840
                                                                 ----------
Oil Service (3.1%)
BJ Services Co. ............................      26,655          1,240,524
FMC Technologies, Inc.* ....................      40,945          1,318,429
Nabors Industries Ltd.* ....................      23,055          1,182,491
                                                                 ----------
                                                                  3,741,444
                                                                 ----------
                                                                  5,221,284
                                                                 ----------

--------------------------------------------------------------------------------
                                                  Number of            Value
                                                    Shares            (Note 2)
--------------------------------------------------------------------------------
FINANCE (4.3%)
Brokerage & Money Management
    (4.3%)
Ameritrade Holding Corp. (Class A)*              176,760         $2,513,527
Calamos Asset Management* ..................      52,750          1,424,250
Janus Capital Group, Inc. ..................      75,810          1,274,366
                                                                 ----------
                                                                  5,212,143
                                                                 ----------
HEALTH CARE (12.4%)
Biotechnology (9.3%)
Affymetrix, Inc.* ..........................      74,310          2,716,031
Applera Corp.-Applied Biosystem ............     334,000          5,647,454
Compugen Ltd.* .............................     257,860          1,322,822
Human Genome Sciences, Inc.* ...............     129,600          1,557,792
                                                                 ----------
                                                                 11,244,099
                                                                 ----------
Medical Products (0.6%)
Cerus Corp.* ...............................     261,285            773,404
                                                                 ----------
Medical Services (2.5%)
Cepheid, Inc.* .............................     302,480          3,006,651
                                                                 ----------
                                                                 15,024,154
                                                                 ----------
TECHNOLOGY (43.7%)
Communication Equipment (8.9%)
Corning, Inc.* .............................     264,210          3,109,752
JDS Uniphase Corp.* ........................     785,850          2,491,145
Juniper Networks, Inc.* ....................     192,528          5,234,836
                                                                 ----------
                                                                 10,835,733
                                                                 ----------
Computer Peripherals (3.5%)
Network Appliance, Inc.* ...................     129,240          4,293,353
                                                                 ----------
Communication Services (3.8%)
Level 3 Communications, Inc.* ..............   1,366,210          4,631,452
                                                                 ----------
Internet Infrastructure (1.1%)
Verisign, Inc.* ............................      39,250          1,315,660
                                                                 ----------
Internet Media (3.5%)
RealNetworks, Inc.* ........................     642,800          4,255,336
                                                                 ----------
Semiconductor Capital Equipment
    (5.3%)
KLA-Tencor Corp.* ..........................      97,311          4,532,746
Novellus Systems, Inc.* ....................      69,080          1,926,641
                                                                 ----------
                                                                  6,459,387
                                                                 ----------
Semiconductor Components (12.0%)
Advanced Micro Devices, Inc.* ..............     116,870          2,573,475
Broadcom Corp.* ............................     149,920          4,839,418
Marvell Technology Group, Ltd.* ............      16,570            587,738
PMC-Sierra, Inc.* ..........................     136,100          1,531,125
Silicon Laboratories, Inc.* ................     143,765          5,076,342
                                                                 ----------
                                                                 14,608,098
                                                                 ----------

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                   Number of              Value
                                    Shares               (Note 2)
--------------------------------------------------------------------------------
Software (3.5%)
NAVTEQ Corp.* ................... 33,410             $  1,548,888
Palmone, Inc.* .................. 84,260                2,658,403
                                                     ------------
                                                        4,207,291
                                                     ------------
Miscellaneous (2.1%)
FEI Co.* ........................ 56,790                1,192,590
Itron, Inc.* .................... 56,310                1,346,372
                                                     ------------
                                                        2,538,962
                                                     ------------
                                                       53,145,272
                                                     ------------
TOTAL INVESTMENTS IN COMMON
    STOCKS (99.8%)
    (cost $106,203,640) .........                     121,344,339
OTHER ASSETS LESS
    LIABILITIES (0.2%) ..........                         294,988
                                                     ------------
NET ASSETS (100.0%) .............                    $121,639,327
                                                     ============

* Non-income producing security.

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------
Statements of Assets and Liabilities
December 31, 2004
-------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                                              EQ/Alliance
                                                                                             EQ/Alliance     Intermediate
                                                        AXA Premier VIP   AXA Premier VIP       Growth        Government
                                                           High Yield        Technology       and Income      Securities
-------------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................    $ 1,097,627       $ 1,669,259      $ 6,247,604     $ 11,636,350
Receivable for Trust shares sold .....................            836                --            4,361            1,034
Receivable for policy-related transactions ...........             --            10,794               --               --
-------------------------------------------------------------------------------------------------------------------------
   Total assets ......................................      1,098,463         1,680,053        6,251,965       11,637,384
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................             --             4,615               --               --
Payable for policy-related transactions ..............            836                --            4,361            3,709
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................            836             4,615            4,361            3,709
-------------------------------------------------------------------------------------------------------------------------
Net assets ...........................................    $ 1,097,627       $ 1,675,438      $ 6,247,604     $ 11,633,675
=========================================================================================================================
Accumulation Units ...................................    $ 1,097,627       $ 1,675,437      $ 6,247,604     $ 11,633,675
Retained by Equitable Life in Separate Account
 No. 66 ..............................................             --                --               --               --
-------------------------------------------------------------------------------------------------------------------------
Total net assets .....................................    $ 1,097,627       $ 1,675,437      $ 6,247,604     $ 11,633,675
=========================================================================================================================
Investments in shares of The Trust - at cost .........    $ 1,195,391       $ 1,504,813      $ 5,571,162     $ 11,866,466
Trust shares held
 Class A .............................................        191,038                --          339,133        1,164,598
 Class B .............................................             --           181,538               --               --
Units outstanding (000's):
 MRP .................................................             --               115               --              171
 RIA .................................................              6                 3               19               55
Unit value:
 MRP .................................................             --       $     10.85               --     $      10.22
 RIA .................................................    $    189.31       $    109.49      $    336.45     $     180.27

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                         EQ/Alliance
                                                         EQ/Alliance      EQ/Alliance     EQ/Alliance     Small Cap
                                                        International   Premier Growth   Quality Bond       Growth
--------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ............................................... $18,054,665        $ 898,983      $ 1,685,936     $ 1,480,292
Receivable for Trust shares sold .....................         --               745            1,026             582
Receivable for policy-related transactions ...........     48,954                --               --              --
--------------------------------------------------------------------------------------------------------------------
   Total assets ...................................... 18,103,619           899,728        1,686,962       1,480,874
--------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................     35,699                --               --              --
Payable for policy-related transactions ..............         --               745            1,026             582
--------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................     35,699               745            1,026             582
--------------------------------------------------------------------------------------------------------------------
Net assets ........................................... $18,067,920        $ 898,983      $ 1,685,936     $ 1,480,292
====================================================================================================================
Accumulation Units ................................... $18,067,920        $ 897,483      $ 1,685,936     $ 1,480,292
Retained by Equitable Life in Separate Account
 No. 66 ..............................................         --             1,500               --              --
--------------------------------------------------------------------------------------------------------------------
Total net assets ..................................... $18,067,920        $ 898,983      $ 1,685,936     $ 1,480,292
====================================================================================================================
Investments in shares of The Trust - at cost ......... $12,946,558        $ 920,078      $ 1,694,695     $ 1,092,262
Trust shares held
 Class A .............................................  1,616,264                --          165,226         101,633
 Class B .............................................         --           133,753               --              --
Units outstanding (000's):
 MRP .................................................        822                --               --              --
 RIA .................................................         29                14                8               9
Unit value:
 MRP ................................................. $    16.95                --               --              --
 RIA ................................................. $   144.93         $   64.86      $    200.31     $    155.93

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company

-------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
-------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                         EQ/Bernstein      EQ/Calvert                       EQ/Capital
                                                          Diversified       Socially        EQ/Capital       Guardian
                                                             Value        Responsible    Guardian Growth   International
----------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................   $ 19,496,180     $ 1,023,551       $ 39,204       $ 1,113,742
Receivable for Trust shares sold .....................             --              --             38                --
Receivable for policy-related transactions ...........          1,603              --             --            10,634
----------------------------------------------------------------------------------------------------------------------
   Total assets ......................................     19,497,783       1,023,551         39,242         1,124,376
----------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................         10,433           3,695             --             4,701
Payable for policy-related transactions ..............             --           9,589             38                --
----------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................         10,433          13,284             38             4,701
----------------------------------------------------------------------------------------------------------------------
Net assets ...........................................   $ 19,487,350     $ 1,010,267       $ 39,204       $ 1,119,675
======================================================================================================================
Accumulation Units ...................................   $ 19,485,850     $ 1,008,767       $ 37,704       $ 1,118,175
Retained by Equitable Life in Separate Account
 No. 66 ..............................................          1,500           1,500          1,500             1,500
----------------------------------------------------------------------------------------------------------------------
Total net assets .....................................   $ 19,487,350     $ 1,010,267       $ 39,204       $ 1,119,675
======================================================================================================================
Investments in shares of The Trust - at cost .........   $ 16,511,039     $   912,853       $ 32,634       $   958,866
Trust shares held
 Class A .............................................             --              --             --                --
 Class B .............................................      1,373,301         131,339          3,147           103,056
Units outstanding (000's):
 MRP .................................................            584             135             --                92
 RIA .................................................            100              --              1                 2
Unit value:
 MRP .................................................   $      12.20     $      7.57             --       $      9.90
 RIA .................................................   $     124.10     $     86.05       $  72.29       $    105.37

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
-------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                          EQ/Capital      EQ/Capital    EQ/Emerging
                                                           Guardian        Guardian       Markets       EQ/Equity
                                                           Research       US Equity       Equity        500 Index
------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................   $ 6,438,404     $ 1,702,918    $ 384,605     $ 20,383,080
Receivable for Trust shares sold .....................            --          15,797          314               --
Receivable for policy-related transactions ...........        29,708              --           --           34,475
------------------------------------------------------------------------------------------------------------------
   Total assets ......................................     6,468,112       1,718,715      384,919       20,417,555
------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................         6,166              --           --           13,806
Payable for policy-related transactions ..............            --           5,451          314               --
------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................         6,166           5,451          314           13,806
------------------------------------------------------------------------------------------------------------------
Net assets ...........................................   $ 6,461,946     $ 1,713,264    $ 384,605     $ 20,403,749
==================================================================================================================
Accumulation Units ...................................   $ 6,460,446     $ 1,711,764    $ 383,105     $ 20,402,250
Retained by Equitable Life in Separate Account
 No. 66 ..............................................         1,500           1,500        1,500            1,499
------------------------------------------------------------------------------------------------------------------
Total net assets .....................................   $ 6,461,946     $ 1,713,264    $ 384,605     $ 20,403,749
==================================================================================================================
Investments in shares of The Trust - at cost .........   $ 5,048,527     $ 1,486,544    $ 270,655     $ 18,927,240
Trust shares held
 Class A .............................................            --              --           --          308,776
 Class B .............................................       542,686         148,021       38,214          570,954
Units outstanding (000's):
 MRP .................................................           365             106           --            1,658
 RIA .................................................             7               3            2               24
Unit value:
 MRP .................................................   $     15.44     $     13.21           --     $       7.97
 RIA .................................................   $    120.11     $    116.82    $  224.66     $     303.09

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
-------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                         EQ/FI         EQ/Janus
                                                        EQ/Evergreen      EQ/FI        Small/Mid      Large Cap
                                                            Omega        Mid Cap       Cap Value        Growth
---------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................    $ 61,999      $ 658,228     $ 7,380,188     $ 181,807
Receivable for Trust shares sold .....................          58            412              --           148
Receivable for policy-related transactions ...........          --             --           2,067            --
---------------------------------------------------------------------------------------------------------------
   Total assets ......................................      62,057        658,640       7,382,255       181,955
---------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................          --             --           8,093            --
Payable for policy-related transactions ..............          58            412              --           148
---------------------------------------------------------------------------------------------------------------
   Total liabilities .................................          58            412           8,093           148
---------------------------------------------------------------------------------------------------------------
Net assets ...........................................    $ 61,999      $ 658,228     $ 7,374,162     $ 181,807
===============================================================================================================
Accumulation Units ...................................    $ 60,499      $ 656,728     $ 7,372,662     $ 180,307
Retained by Equitable Life in Separate Account
 No. 66 ..............................................       1,500          1,500           1,500         1,500
---------------------------------------------------------------------------------------------------------------
Total net assets .....................................    $ 61,999      $ 658,228     $ 7,374,162     $ 181,807
===============================================================================================================
Investments in shares of The Trust - at cost .........    $ 54,076      $ 522,844     $ 6,247,286     $ 153,044
Trust shares held
 Class A .............................................          --             --              --            --
 Class B .............................................       6,925         59,410         527,279        28,561
Units outstanding (000's):
 MRP .................................................          --             --             513            --
 RIA .................................................           1              6               5             3
Unit value:
 MRP .................................................          --             --     $     12.90            --
 RIA .................................................    $  87.09      $  118.14     $    156.66     $   63.89

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
-------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                         EQ/JP Morgan    EQ/Lazard                   EQ/Mercury
                                                            Value        Small Cap    EQ/Marsico    Basic Value
                                                        Opportunities      Value         Focus         Equity
---------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................    $ 360,382      $ 845,708    $ 400,915     $ 1,260,224
Receivable for Trust shares sold .....................          309            514          331             876
Receivable for policy-related transactions ...........           --             --           --              --
---------------------------------------------------------------------------------------------------------------
   Total assets ......................................      360,691        846,222      401,246       1,261,100
---------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................           --             --           --              --
Payable for policy-related transactions ..............          309            514          331             876
---------------------------------------------------------------------------------------------------------------
   Total liabilities .................................          309            514          331             876
---------------------------------------------------------------------------------------------------------------
Net assets ...........................................    $ 360,382      $ 845,708    $ 400,915     $ 1,260,224
===============================================================================================================
Accumulation Units ...................................    $ 358,882      $ 844,208    $ 399,415     $ 1,258,724
Retained by Equitable Life in Separate Account
 No. 66 ..............................................        1,500          1,500        1,500           1,500
---------------------------------------------------------------------------------------------------------------
Total net assets .....................................    $ 360,382      $ 845,708    $ 400,915     $ 1,260,224
===============================================================================================================
Investments in shares of The Trust - at cost .........    $ 330,402      $ 745,570    $ 332,583     $ 1,035,351
Trust shares held
 Class A .............................................           --             --           --              --
 Class B .............................................       29,242         60,300       27,483          81,284
Units outstanding (000's):
 MRP .................................................           --             --           --              --
 RIA .................................................            3              4            3               7
Unit value:
 MRP .................................................           --             --           --              --
 RIA .................................................    $  127.11      $  188.35    $  136.17     $    182.26

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------------------
Statements of Assets and Liabilities (Continued)
December 31, 2004
-------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                          EQ/Mercury         EQ/MFS          EQ/MFS
                                                        International       Emerging       Investors      EQ/Money
                                                            Value       Growth Companies     Trust         Market
-------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................    $ 283,133       $ 3,296,410      $ 55,542     $ 1,610,246
Receivable for Trust shares sold .....................          166                --            53             862
Receivable for policy-related transactions ...........           --            12,904            --              --
-------------------------------------------------------------------------------------------------------------------
   Total assets ......................................      283,299         3,309,314        55,595       1,611,108
-------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................           --             1,137            --              --
Payable for policy-related transactions ..............          166                --            54             862
-------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................          166             1,137            54             862
-------------------------------------------------------------------------------------------------------------------
Net assets ...........................................    $ 283,133       $ 3,308,177      $ 55,541     $ 1,610,246
===================================================================================================================
Accumulation Units ...................................    $ 281,633       $ 3,306,676      $ 54,042     $ 1,610,246
Retained by Equitable Life in Separate Account
 No. 66 ..............................................        1,500             1,501         1,499              --
-------------------------------------------------------------------------------------------------------------------
Total net assets .....................................    $ 283,133       $ 3,308,177      $ 55,541     $ 1,610,246
===================================================================================================================
Investments in shares of The Trust - at cost .........    $ 211,968       $ 2,809,281      $ 57,689     $ 1,616,468
Trust shares held
 Class A .............................................           --                --            --              --
 Class B .............................................       21,736           251,527         5,865         155,473
Units outstanding (000's):
 MRP .................................................           --               362            --              --
 RIA .................................................            2                14             1              11
Unit value:
 MRP .................................................           --       $      4.77            --              --
 RIA .................................................    $  121.64       $    109.53      $  93.50     $    151.28

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------------------
Statements of Assets and Liabilities (Concluded)
December 31, 2004
-------------------------------------------------

--------------------------------------------------------------------
                                                           EQ/Small
                                                           Company
                                                            Index
--------------------------------------------------------------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................   $ 2,840,464
Receivable for Trust shares sold .....................            --
Receivable for policy-related transactions ...........        40,072
--------------------------------------------------------------------
   Total assets ......................................     2,880,536
--------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................         2,337
Payable for policy-related transactions ..............            --
--------------------------------------------------------------------
   Total liabilities .................................         2,337
--------------------------------------------------------------------
Net assets ...........................................   $ 2,878,199
====================================================================
Accumulation Units ...................................   $ 2,876,699
Retained by Equitable Life in Separate Account
 No. 66 ..............................................         1,500
--------------------------------------------------------------------
Total net assets .....................................   $ 2,878,199
====================================================================
Investments in shares of The Trust - at cost .........   $ 2,345,600
Trust shares held
 Class A .............................................            --
 Class B .............................................       239,388
Units outstanding (000's):
 MRP .................................................           219
 RIA .................................................            --
Unit value:
 MRP .................................................          12.99
 RIA .................................................            --

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-------------------------------------
Statements of Operations
For the Year Ended December 31, 2004
-------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                        EQ/Alliance
                                                                                           EQ/Alliance  Intermediate
                                                        AXA Premier VIP   AXA Premier VIP     Growth     Government
                                                           High Yield      Technology(a)    and Income   Securities
--------------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................    $   69,017          $ 11,861       $ 101,074    $  371,207
--------------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................           546             2,652           3,440        30,466
--------------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................        68,471             9,209          97,634       340,741
--------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............      (154,397)            3,604         (56,747)       13,898
   Realized gain distribution from The Trust .........            --                --              --           560
--------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................      (154,397)            3,604         (56,747)       14,458
--------------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................       177,934           164,446         783,250      (137,775)
--------------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................        23,537           168,050         726,503      (123,317)
--------------------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................    $   92,008          $177,259       $ 824,137    $  217,424
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                                      EQ/Alliance
                                                         EQ/Alliance      EQ/Alliance    EQ/Alliance   Small Cap
                                                        International   Premier Growth  Quality Bond    Growth
-----------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................    $  350,098      $       --      $  68,788      $     --
-----------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................       126,941              --            997           789
-----------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................       223,157              --         67,791          (789)
-----------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       946,235        (256,970)        65,317         6,383
   Realized gain distribution from The Trust .........            --              --          4,441            --
-----------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................       946,235        (256,970)        69,758         6,383
-----------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................     1,575,570         323,042        (63,614)      214,560
-----------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................     2,521,805          66,072          6,144       220,943
-----------------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................    $2,744,962      $   66,072      $  73,935      $220,154
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                        EQ/Bernstein    EQ/Calvert                      EQ/Capital
                                                         Diversified     Socially       EQ/Capital       Guardian
                                                            Value      Responsible   Guardian Growth   International
--------------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $  240,294     $      --         $  202         $ 13,691
-----------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................       59,991        16,089             --            2,413
-----------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................      180,303       (16,089)           202           11,278
-----------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............      132,990        (6,331)           475           37,958
   Realized gain distribution from The Trust .........      123,644            --             --               --
-----------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................      256,634        (6,331)           475           37,958
-----------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    1,730,476        41,777          1,632           63,090
-----------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    1,987,110        35,446          2,107          101,048
-----------------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................   $2,167,413     $  19,357         $2,309         $112,326
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                        EQ/Capital   EQ/Capital   EQ/Emerging
                                                         Guardian     Guardian      Markets    EQ/Equity 500
                                                         Research     US Equity     Equity         Index
-------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $  38,337     $  7,756      $ 2,209     $  294,321
----------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................     50,567       12,463           --        136,626
----------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................    (12,230)      (4,707)       2,209        157,695
----------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    232,924       83,415       58,913       (310,178)
   Realized gain distribution from The Trust .........         --           --           --             --
----------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................    232,924       83,415       58,913       (310,178)
----------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    366,911       40,416        7,828      1,930,971
----------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    599,835      123,831       66,741      1,620,793
----------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................  $ 587,605     $119,124      $68,950     $1,778,488
==========================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                    EQ/FI      EQ/Janus
                                                        EQ/Evergreen    EQ/FI     Small/Mid    Large Cap
                                                            Omega      Mid Cap    Cap Value     Growth
--------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $  170     $13,720   $  168,713     $   425
------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................         --          --       69,777          --
------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................        170      13,720       98,936         425
------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............         12      42,477      173,186          71
   Realized gain distribution from The Trust .........         --      24,194      445,264          --
------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................         12      66,671      618,450          71
------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      3,890      11,499      290,297      18,617
------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      3,902      78,170      908,747      18,688
------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................     $4,072     $91,890   $1,007,683     $19,113
======================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                         EQ/JP Morgan   EQ/Lazard                EQ/Mercury
                                                            Value       Small Cap   EQ/Marsico   Basic Value
                                                        Opportunities     Value        Focus       Equity
-------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $ 4,468     $ 43,202       $    --     $ 24,576
----------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................          --           --            --           --
----------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................       4,468       43,202            --       24,576
----------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       2,706       31,753        12,612       16,298
   Realized gain distribution from The Trust .........          --       39,062            --       34,913
----------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................       2,706       70,815        12,612       51,211
----------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      28,525        4,276        24,396       42,934
----------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      31,231       75,091        37,008       94,145
----------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................     $35,699     $118,293       $37,008     $118,721
==========================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Continued)
For the Year Ended December 31, 2004
------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                           EQ/MFS
                                                          EQ/Mecury       Emerging      EQ/MFS
                                                        International      Growth     Investors    EQ/Money
                                                            Value        Companies      Trust       Market
------------------------------------------------------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $ 3,929      $       --     $  302     $ 17,794
----------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................          --          11,968         --        1,081
----------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................       3,929         (11,968)       302       16,713
----------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       8,906        (109,128)       (82)      (8,676)
   Realized gain distribution from The Trust .........          --              --         --           --
----------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................       8,906        (109,128)       (82)      (8,676)
----------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      40,242         476,026      5,469       12,132
----------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      49,148         366,898      5,387        3,456
----------------------------------------------------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations .....................................     $53,077      $  354,930     $5,689     $ 20,169
==========================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


------------------------------------
Statements of Operations (Concluded)
For the Year Ended December 31, 2004
------------------------------------

-----------------------------------------------------------------
                                                         EQ/Small
                                                         Company
                                                          Index
-----------------------------------------------------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts ......................... $ 58,342
---------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................   17,661
---------------------------------------------------------------
Net Investment Income (Loss) .........................   40,681
---------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............   37,714
   Realized gain distribution from The Trust .........   41,741
---------------------------------------------------------------
 Net realized gain (loss) ............................   79,455
---------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................  238,413
---------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................  317,868
---------------------------------------------------------------
Net increase (Decrease) in Net Asset Results
 From Operations ..................................... $358,549
===============================================================

(a)   Commenced operations on May 14, 2004.

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------
Statements of Changes in Net Assets
For the Years Ended December 31,
-----------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                     AXAPremier              EQ/Alliance
                                                           AXA Premier VIP               VIP                   Growth
                                                              High Yield           Technology (a)            and Income
                                                     ---------------------------- ---------------- ------------------------------
                                                          2004          2003            2004             2004            2003
---------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $   68,471     $   59,220      $    9,209     $      97,634   $      80,712
 Net realized gain (loss) on investments ...........    (154,397)       (13,868)          3,604           (56,747)       (837,102)
 Change in unrealized appreciation
   (depreciation) of investments ...................     177,934        198,710         164,446           783,250       2,788,951
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      92,008        244,062         177,259           824,137       2,032,561
---------------------------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      99,905        117,150         310,839           656,823       1,260,316
   Transfers between funds and guaranteed
    interest account, net ..........................    (147,745)        28,530       1,465,219           (19,199)       (329,810)
   Transfers for contract benefits and
    terminations ...................................    (132,455)      (361,457)       (267,346)       (2,471,008)     (3,805,623)
   Contract maintenance charges ....................     (10,352)       (11,170)         (2,733)          (60,235)        (66,743)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    (190,647)      (226,947)      1,505,979        (1,893,619)     (2,941,860)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --             --          (7,801)               --              --
---------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................     (98,639)        17,115       1,675,437        (1,069,482)       (909,299)
Net Assets--Beginning of Period ....................   1,196,266      1,179,151              --         7,317,086       8,226,385
---------------------------------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $1,097,627     $1,196,266      $1,675,437     $   6,247,604   $   7,317,086
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

--------------------------------------------------------------------------------
                                                               EQ/Alliance
                                                              Intermediate
                                                               Government
                                                               Securities
                                                     ---------------------------
                                                           2004            2003
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   340,741     $   488,051
 Net realized gain (loss) on investments ...........      14,458          99,599
 Change in unrealized appreciation
   (depreciation) of investments ...................    (137,775)       (322,804)
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................     217,424         264,846
--------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   1,899,305       3,498,444
   Transfers between funds and guaranteed
    interest account, net ..........................  (1,300,024)        (33,762)
   Transfers for contract benefits and
    terminations ...................................  (2,068,036)     (1,252,208)
   Contract maintenance charges ....................     (35,038)        (46,498)
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (1,503,793)      2,165,976
--------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --              --
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................  (1,286,369)      2,430,822
Net Assets--Beginning of Period ....................  12,920,044      10,489,222
--------------------------------------------------------------------------------
Net Assets--End of Period .......................... $11,633,675     $12,920,044
================================================================================

--------------------------------------------------------------------------------------------------------------
                                                               EQ/Alliance                   EQ/Alliance
                                                              International                Premier Growth
                                                     ------------------------------ --------------------------
                                                           2004            2003           2004          2003
--------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   223,157     $   154,809     $      --      $       --
 Net realized gain (loss) on investments ...........     946,235          40,176      (256,970)       (575,281)
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,575,570       4,035,343       323,042         805,950
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   2,744,962       4,230,328        66,072         230,669
--------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,799,153       2,251,680        83,376         122,091
   Transfers between funds and guaranteed
    interest account, net ..........................    (170,025)       (312,928)      (70,490)       (195,190)
   Transfers for contract benefits and
    terminations ...................................  (3,640,863)     (2,726,270)     (223,512)       (265,698)
   Contract maintenance charges ....................     (37,483)        (41,441)      (10,542)        (11,716)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (1,049,218)       (828,959)     (221,168)       (350,513)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --              --            --              --
--------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   1,695,744       3,401,369      (155,096)       (119,844)
Net Assets--Beginning of Period ....................  16,372,176      12,970,807     1,054,079       1,173,923
--------------------------------------------------------------------------------------------------------------
Net Assets--End of Period .......................... $18,067,920     $16,372,176     $ 898,983      $1,054,079
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                            EQ/Alliance
                                                              EQ/Alliance                    Small Cap
                                                              Quality Bond                     Growth
                                                     ----------------------------- ---------------------------
                                                          2004            2003           2004          2003
--------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   67,791    $      71,801   $     (789)    $     (743)
 Net realized gain (loss) on investments ...........       69,758           96,740        6,383        (86,293)
 Change in unrealized appreciation
   (depreciation) of investments ...................      (63,614)         (67,090)     214,560        604,308
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................       73,935          101,451      220,154        517,272
--------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      196,582          352,976      124,468        164,879
   Transfers between funds and guaranteed
    interest account, net ..........................     (367,688)         103,850       81,627        419,441
   Transfers for contract benefits and
    terminations ...................................     (669,588)      (1,251,011)    (842,392)      (391,265)
   Contract maintenance charges ....................      (16,007)         (26,671)     (14,689)       (13,458)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (856,701)        (820,856)    (650,986)       179,597
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --               --           --             --
--------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................     (782,766)        (719,405)    (430,832)       696,869
Net Assets--Beginning of Period ....................    2,468,702        3,188,107    1,911,124      1,214,255
--------------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................   $1,685,936    $   2,468,702   $1,480,292     $1,911,124
==============================================================================================================

---------------------------------------------------------------------------------
                                                              EQ/Bernstein
                                                               Diversified
                                                                  Value
                                                     ----------------------------
                                                           2004            2003
---------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   180,303      $   123,944
 Net realized gain (loss) on investments ...........     256,634          (81,136)
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,730,476        3,265,390
---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   2,167,413        3,308,198
---------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,832,800        2,320,276
   Transfers between funds and guaranteed
    interest account, net ..........................    (234,767)        (436,862)
   Transfers for contract benefits and
    terminations ...................................  (1,132,707)        (541,503)
   Contract maintenance charges ....................     (36,004)         (27,406)
---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................   1,429,322        1,314,505
---------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --               --
---------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   3,596,735        4,622,703
Net Assets--Beginning of Period ....................  15,890,615       11,267,912
---------------------------------------------------------------------------------
Net Assets--End of Period .......................... $19,487,350      $15,890,615
=================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

-------------------------------------------------------------------------------
                                                              EQ/Calvert
                                                               Socially
                                                             Responsible
                                                     --------------------------
                                                           2004          2003
-------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $ (16,089)     $  (6,702)
 Net realized gain (loss) on investments ...........      (6,331)       (16,466)
 Change in unrealized appreciation
   (depreciation) of investments ...................      41,777        151,795
-------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      19,357        128,627
-------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     364,921        318,600
   Transfers between funds and guaranteed
    interest account, net ..........................     (68,567)       (29,956)
   Transfers for contract benefits and
    terminations ...................................     (42,385)       (14,180)
   Contract maintenance charges ....................          (7)            --
-------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     253,962        274,464
-------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --             --
-------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................     273,319        403,091
Net Assets--Beginning of Period ....................     736,948        333,857
-------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $1,010,267      $ 736,948
===============================================================================

-------------------------------------------------------------------------------------------------------
                                                                                       EQ/Capital
                                                            EQ/Capital                  Guardian
                                                          Guardian Growth            International
                                                     ------------------------ -------------------------
                                                         2004         2003          2004         2003
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      202   $       58   $   11,278    $   2,104
 Net realized gain (loss) on investments ...........         475      (60,748)      37,958        4,518
 Change in unrealized appreciation
   (depreciation) of investments ...................       1,632       78,427       63,090      118,377
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................       2,309       17,737      112,326      124,999
-------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........         712        2,079      529,257      307,020
   Transfers between funds and guaranteed
    interest account, net ..........................      (8,420)     (15,944)      68,918       14,514
   Transfers for contract benefits and
    terminations ...................................      (3,272)     (52,720)    (224,200)     (34,239)
   Contract maintenance charges ....................        (465)        (717)      (1,740)        (936)
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (11,445)     (67,302)     372,235      286,359
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --           --           --           --
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      (9,136)     (49,565)     484,561      411,358
Net Assets--Beginning of Period ....................      48,340       97,905      635,114      223,756
-------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $   39,204   $   48,340   $1,119,675    $ 635,114
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

------------------------------------------------------------------------------
                                                             EQ/Capital
                                                              Guardian
                                                              Research
                                                     -------------------------
                                                          2004          2003
------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (12,230)   $  (34,805)
 Net realized gain (loss) on investments ...........     232,924        24,033
 Change in unrealized appreciation
   (depreciation) of investments ...................     366,911     1,319,057
------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................     587,605     1,308,285
------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   1,125,499     1,067,658
   Transfers between funds and guaranteed
    interest account, net ..........................    (157,591)      (47,144)
   Transfers for contract benefits and
    terminations ...................................    (875,330)     (748,427)
   Contract maintenance charges ....................      (7,560)       (6,279)
------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      85,018       265,808
------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --            --
------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................     672,623     1,574,093
Net Assets--Beginning of Period ....................   5,789,323     4,215,230
------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $6,461,946    $5,789,323
==============================================================================

-----------------------------------------------------------------------------------------------------------
                                                              EQ/Capital                  EQ/Emerging
                                                               Guardian                     Markets
                                                              U.S. Equity                    Equity
                                                     ---------------------------- -------------------------
                                                          2004           2003           2004         2003
-----------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   (4,707)    $   (2,483)   $     2,209   $   2,224
 Net realized gain (loss) on investments ...........       83,415         12,303         58,913     (27,869)
 Change in unrealized appreciation
   (depreciation) of investments ...................       40,416        210,076          7,828     159,081
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      119,124        219,896         68,950     133,436
-----------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      754,025        557,673         62,281      56,266
   Transfers between funds and guaranteed
    interest account, net ..........................      (55,154)        16,115         (1,595)     44,429
   Transfers for contract benefits and
    terminations ...................................     (252,583)       (48,951)      (109,126)    (79,939)
   Contract maintenance charges ....................       (3,575)        (3,039)        (3,623)     (2,416)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      442,713        521,798        (52,063)     18,340
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --             --             --          --
-----------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      561,837        741,694         16,887     151,776
Net Assets--Beginning of Period ....................    1,151,427        409,733        367,718     215,942
-----------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................   $1,713,264     $1,151,427    $   384,605   $ 367,718
===========================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

--------------------------------------------------------------------------------
                                                                EQ/Equity
                                                                500 Index
                                                     ---------------------------
                                                           2004            2003
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   157,695     $   102,107
 Net realized gain (loss) on investments ...........    (310,178)     (2,212,969)
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,930,971       6,196,751
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   1,778,488       4,085,889
--------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   4,689,849       4,376,688
   Transfers between funds and guaranteed
    interest account, net ..........................    (878,858)       (785,661)
   Transfers for contract benefits and
    terminations ...................................  (2,922,466)     (4,932,598)
   Contract maintenance charges ....................     (60,472)        (74,051)
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     828,053      (1,415,622)
--------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --              --
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   2,606,541       2,670,267
Net Assets--Beginning of Period ....................  17,797,208      15,126,941
--------------------------------------------------------------------------------
Net Assets--End of Period .......................... $20,403,749     $17,797,208
================================================================================

--------------------------------------------------------------------------------------------------
                                                          EQ/Evergreen               EQ/FI
                                                             Omega                  Mid Cap
                                                     --------------------- -----------------------
                                                        2004        2003        2004         2003
--------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $   170    $     --    $  13,720    $     --
 Net realized gain (loss) on investments ...........       12      (1,781)      66,671      (3,840)
 Change in unrealized appreciation
   (depreciation) of investments ...................    3,890      17,327       11,499     154,827
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................    4,072      15,546       91,890     150,987
--------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    1,898       1,675       66,261      58,512
   Transfers between funds and guaranteed
    interest account, net ..........................       --        (632)     (76,273)    125,708
   Transfers for contract benefits and
    terminations ...................................       --      (3,570)     (17,304)     (1,903)
   Contract maintenance charges ....................     (676)       (565)      (5,981)     (3,742)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    1,222      (3,092)     (33,297)    178,575
--------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........       --          --           --          --
--------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................    5,294      12,454       58,593     329,562
Net Assets--Beginning of Period ....................   56,705      44,251      599,635     270,073
--------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $61,999    $ 56,705    $ 658,228    $599,635
==================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

--------------------------------------------------------------------------------
                                                                 EQ/FI
                                                               Small/Mid
                                                               Cap Value
                                                     ---------------------------
                                                           2004           2003
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      98,936   $  (31,996)
 Net realized gain (loss) on investments ...........        618,450      (78,375)
 Change in unrealized appreciation (depreciation)
   of investments ..................................        290,297    1,471,997
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      1,007,683    1,361,626
--------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      2,098,343    1,715,553
   Transfers between funds and guaranteed
    interest account, net ..........................       (209,377)    (880,401)
   Transfers for contract benefits and
    terminations ...................................     (1,178,404)    (769,786)
   Contract maintenance charges ....................         (8,804)      (9,472)
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................        701,758       55,894
--------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --           --
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      1,709,441    1,417,520
Net Assets--Beginning of Period ....................      5,664,721    4,247,200
--------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $   7,374,162   $5,664,720
================================================================================

----------------------------------------------------------------------------------------------------
                                                             EQ/Janus               EQ/JP Morgan
                                                            Large Cap                  Value
                                                              Growth               Opportunities
                                                     ----------------------- -----------------------
                                                         2004        2003         2004        2003
----------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    425    $      --    $   4,468   $   3,850
 Net realized gain (loss) on investments ...........        71      (20,826)       2,706     (10,214)
 Change in unrealized appreciation (depreciation)
   of investments ..................................    18,617       51,118       28,525      74,966
----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................    19,113       30,292       35,699      68,602
----------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    26,828       42,068       69,060      43,726
   Transfers between funds and guaranteed
    interest account, net ..........................        --      (30,820)      (9,436)      1,391
   Transfers for contract benefits and
    terminations ...................................      (284)     (10,254)     (50,910)    (56,686)
   Contract maintenance charges ....................    (1,534)      (1,303)      (3,586)     (3,084)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    25,010         (309)       5,128     (14,653)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --           --           --          --
----------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................    44,123       29,983       40,827      53,949
Net Assets--Beginning of Period ....................   137,684      107,701      319,555     265,606
----------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $181,807    $ 137,684    $ 360,382   $ 319,555
====================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                              EQ/Lazard
                                                              Small Cap                 EQ/Marsico
                                                                Value                     Focus
                                                     -------------------------- -----------------------
                                                          2004          2003         2004        2003
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    43,202   $     5,130   $     --     $     --
 Net realized gain (loss) on investments ...........       70,815       (11,667)    12,612        1,722
 Change in unrealized appreciation
   (depreciation) of investments ...................        4,276       189,958     24,396       47,139
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      118,293       183,421     37,008       48,861
-------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      195,426       141,250     16,323       86,003
   Transfers between funds and guaranteed
    interest account, net ..........................       11,285        37,769     66,742       11,820
   Transfers for contract benefits and
    terminations ...................................     (192,955)     (120,357)    (6,914)        (385)
   Contract maintenance charges ....................       (7,232)       (4,982)    (3,589)      (1,959)
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................        6,524        53,680     72,562       95,479
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --            --         --           --
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      124,817       237,101    109,570      144,340
Net Assets--Beginning of Period ....................      720,891       483,790    291,345      147,005
-------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $   845,708   $   720,891   $400,915     $291,345
=======================================================================================================

--------------------------------------------------------------------------------
                                                              EQ/Mercury
                                                              Basic Value
                                                                Equity
                                                     ---------------------------
                                                          2004           2003
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   24,576     $    5,554
 Net realized gain (loss) on investments ...........       51,211        (52,910)
 Change in unrealized appreciation
   (depreciation) of investments ...................       42,934        369,056
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      118,721        321,700
--------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      101,242        237,687
   Transfers between funds and guaranteed
    interest account, net ..........................      (45,290)          (719)
   Transfers for contract benefits and
    terminations ...................................     (140,344)      (445,753)
   Contract maintenance charges ....................      (11,744)       (11,564)
--------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      (96,136)      (220,349)
--------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --             --
--------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................       22,585        101,351
Net Assets--Beginning of Period ....................    1,237,639      1,136,288
--------------------------------------------------------------------------------
Net Assets--End of Period ..........................   $1,260,224     $1,237,639
================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Continued)
For the Years Ended December 31,
-----------------------------------------------

-----------------------------------------------------------------------------
                                                             EQ/Mercury
                                                           International
                                                               Value
                                                     ------------------------
                                                          2004         2003
-----------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     3,929   $   7,044
 Net realized gain (loss) on investments ...........        8,906     (23,274)
 Change in unrealized appreciation
   (depreciation) of investments ...................       40,242      96,460
-----------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................       53,077      80,230
-----------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       39,434      27,312
   Transfers between funds and guaranteed
    interest account, net ..........................      (71,278)    (42,760)
   Transfers for contract benefits and
    terminations ...................................      (92,569)    (79,249)
   Contract maintenance charges ....................       (2,276)     (3,141)
-----------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (126,689)    (97,838)
-----------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --          --
-----------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      (73,612)    (17,608)
Net Assets--Beginning of Period ....................      356,745     374,353
-----------------------------------------------------------------------------
Net Assets--End of Period ..........................  $   283,133   $ 356,745
=============================================================================

--------------------------------------------------------------------------------------------------------
                                                                EQ/MFS
                                                               Emerging                    EQ/MFS
                                                                Growth                    Investors
                                                               Companies                    Trust
                                                     ----------------------------- ---------------------
                                                          2004           2003          2004        2003
--------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (11,968)   $     (13,047)   $   302    $    261
 Net realized gain (loss) on investments ...........    (109,128)      (1,277,685)       (82)     (3,089)
 Change in unrealized appreciation
   (depreciation) of investments ...................     476,026        1,945,429      5,469      11,679
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................     354,930          654,697      5,689       8,851
--------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     727,208          903,338      2,059       2,517
   Transfers between funds and guaranteed
    interest account, net ..........................    (146,601)        (431,640)        --          --
   Transfers for contract benefits and
    terminations ...................................    (349,435)        (740,198)        --      (6,568)
   Contract maintenance charges ....................     (13,737)         (16,272)      (591)       (507)
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     217,435         (284,772)     1,468      (4,558)
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --               --         --          --
--------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................     572,365          369,925      7,157       4,293
Net Assets--Beginning of Period ....................   2,735,812        2,365,886     48,384      44,091
--------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $3,308,177    $   2,735,811    $55,541    $ 48,384
========================================================================================================

The accompanying notes are an integral part of these financial statements.

Separate Account No. 66
of AXA Equitable Life Insurance Company


-----------------------------------------------
Statements of Changes in Net Assets (Concluded)
For the Years Ended December 31,
-----------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                               EQ/Small
                                                                EQ/Money                       Company
                                                                 Market                         Index
                                                     ------------------------------ ---------------------------
                                                           2004            2003           2004          2003
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     16,713    $     22,020    $   40,681     $   (8,063)
 Net realized gain (loss) on investments ...........        (8,676)        (29,715)       79,455             74
 Change in unrealized appreciation
   (depreciation) of investments ...................        12,132          46,166       238,413        376,107
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................        20,169          38,471       358,549        368,118
---------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       206,539         647,858       863,812        780,210
   Transfers between funds and guaranteed
    interest account, net ..........................      (246,123)     (2,237,583)      158,026         60,307
   Transfers for contract benefits and
    terminations ...................................    (1,022,855)     (2,795,207)     (260,218)       (60,452)
   Contract maintenance charges ....................       (18,587)        (47,074)           --             --
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    (1,081,026)     (4,432,006)      761,800        780,065
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            --              --            --             --
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................    (1,060,857)     (4,393,535)    1,120,349      1,148,183
Net Assets--Beginning of Period ....................     2,671,103       7,064,638     1,757,850        609,667
---------------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $  1,610,246    $  2,671,103    $2,878,199     $1,757,850
===============================================================================================================

(a) A substitution of EQ/Technology Portfolio for AXA Premier VIP Technology occurred on May 14, 2004 (See Note 5).

The accompanying notes are an integral part of these financial statements.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


------------------------------
Notes to Financial Statements
December 31, 2004
------------------------------

1. Organization

   Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled), and 66 (collectively, the Funds or Accounts) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of AXA Equitable. These financial statements reflect the total net assets and results of operations for Separate Account Nos. 13, 10, 4, 3 and 66. Annuity contracts available through AXA Equitable are the Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in Funds by group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan).

   Separate Account No. 66 consists of 29 investment options. The Account invests in shares of mutual funds of EQ Advisors Trust ("EQAT") and AXA Premier VIP Trust ("VIP") (collectively "The Trusts"). The Trusts are open-end diversified management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Account.

   The contractowners invest in Separate Account Nos. 13, 10, 4, 3 and 66 under the following respective names:

    Momentum Strategy

    Separate Account No. 13   The Alliance Bond Fund
    Separate Account No. 10   The Alliance Balanced Fund
    Separate Account No. 4    The Alliance Growth Equity Fund
    Separate Account No. 3    The Alliance Mid Cap Growth Fund

    RIA

    Separate Account No. 13   The Alliance Bond Fund
    Separate Account No. 10   The Alliance Balanced Fund
    Separate Account No. 4    The Alliance Common Stock Fund
    Separate Account No. 3    The Alliance Mid Cap Growth Fund

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

1. Organization (Continued)

    Separate Account No. 66:   AXA Premier VIP High Yield(1)       EQ/Equity 500 Index
                               AXA Premier VIP Technology          EQ/Evergreen Omega
                               EQ/Alliance Growth and Income       EQ/FI Mid Cap
                               EQ/Alliance Intermediate            EQ/FI Small/Mid Cap Value
                                Government Securities              EQ/Janus Large Cap Growth
                               EQ/Alliance International           EQ/JP Morgan Value
                               EQ/Alliance Premier Growth           Opportunities(3)
                               EQ/Alliance Quality Bond            EQ/Lazard Small Cap Value
                               EQ/Alliance Small Cap Growth        EQ/Marsico Focus
                               EQ/Bernstein Diversified Value      EQ/Mercury Basic Value Equity
                               EQ/Calvert Socially Responsible     EQ/Mercury International Value
                               EQ/Capital Guardian Growth(2)       EQ/MFS Emerging Growth
                               EQ/Capital Guardian International    Companies
                               EQ/Capital Guardian Research        EQ/MFS Investors Trust
                               EQ/Capital Guardian U.S. Equity     EQ/Money Market
                               EQ/Emerging Markets Equity

    MRP

    Separate Account No. 10    The Alliance Balanced Fund
    Separate Account No. 4     The Alliance Growth Equity Fund
    Separate Account No. 3     The Alliance Mid Cap Growth Fund
    Separate Account No. 66:   AXA Premier VIP Technology          EQ/Capital Guardian Research
                               EQ/Alliance Intermediate            EQ/Capital Guardian U.S. Equity
                                Government Securities              EQ/Equity 500 Index
                               EQ/Alliance International           EQ/FI Small/Mid Cap Value
                               EQ/Bernstein Diversified Value      EQ/MFS Emerging Growth
                               EQ/Calvert Socially Responsible      Companies
                               EQ/Capital Guardian International   EQ/Small Company Index

    ADA

    Separate Account No. 4   The Growth Equity Fund

    EPP

    Separate Account No. 10   The Alliance Balanced Fund
    Separate Account No. 4    The Alliance Common Stock Fund

    Institutional

    Separate Account No. 13   Intermediate Duration Bond Account
    Separate Account No. 10   Strategic Balanced Management Account
    Separate Account No. 4    Growth Stock Account
    Separate Account No. 3    Mid Cap Growth Stock Account

-----------
(1) Formerly known as EQ/High Yield.
(2) Formerly known as EQ/Putnam Voyager.
(3) Formerly known as EQ/Putnam Growth & Income Value.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

1. Organization (Concluded)

   Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account Nos. 4 and 66 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights.

   The amount retained by AXA Equitable in Separate Account Nos. 4 and 66 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, The American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

   Investment securities for Separate Account Nos. 13, 10, 4 and 3 are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

2. Significant Accounting Policies (Continued)

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

   Short-term debt securities purchased directly by the AXA Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   The value of the investments in Separate Account No. 66 held in the Trusts is calculated by multiplying the number of shares held in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business each day. The net asset value is determined by the Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities. For Separate Account No. 66, realized gains and losses include
   (1) gains and losses on redemptions of Trust shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions. Dividends and distributions of capital gains of the Trusts are automatically reinvested on the ex-dividend date.

   Security transactions are recorded on the trade date. Amortized cost of debt securities where applicable are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Separate Account No. 10 may enter into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign security holdings.

   Forward contracts are agreements to buy or sell a foreign currency for a set price in the future. During the period the forward contracts are open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each trading day. The realized gain or loss arising from the difference between the original contracts and the closing of such contracts is included in realized gains or losses from foreign currency transactions. The use of forward transactions involves the risk of imperfect correlation in movements in the price of forward contracts, interest rates and the underlying hedged assets.

   Forward contracts involve elements of both market and credit risk in excess of the amounts reflected in the Statement of Assets and Liabilities. The contract amounts of these forward contracts reflect the extent of the Fund's exposure to off-balance sheet risk. The Fund bears the market risk that arises from any changes in security values. Forward contracts are entered into directly with the counterparty and not through an exchange and can be terminated only by agreement of both parties to the contract. There is no daily margin settlement and

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

2. Significant Accounting Policies (Concluded)

   the fund is exposed to the risk of default by the counterparty.

   At December 31, 2004, Separate Account No. 10 had no outstanding forward currency contracts to buy/sell foreign currencies.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contractholder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account or receivable/payable for policy related transactions represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

   Payments received from contractowners represent participant contributions under the contracts (excluding amounts allocated to the guaranteed interest option, reflected in the General Account). The amount allocated to the guaranteed interest option earns interest at the current guaranteed interest rate which is an annual effective rate.

   The operations of the Account are included in the federal income tax return of AXA Equitable, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.


3. Purchases and Sales on Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows for Separate Account No. 66:

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

3. Purchases and Sales on Investments (Concluded)

                                                     Purchases      Sales
                                                   ------------ ------------
AXA Premier VIP High Yield ....................... $  220,764   $  342,940
AXA Premier VIP Technology .......................  3,499,915    1,998,706
EQ/Alliance Growth & Income ......................    807,168    2,603,153
EQ/Alliance Intermediate Government Sec. .........  2,316,094    3,475,911
EQ/Alliance International ........................  2,851,636    3,695,674
EQ/Alliance Premier Growth .......................     81,563      302,731
EQ/Alliance Quality Bond .........................    289,794    1,074,263
EQ/Alliance Small Cap Growth .....................    164,617      816,392
EQ/Bernstein Diversified Value ...................  3,188,255    1,446,155
EQ/Calvert Socially Responsible ..................    335,173       84,089
EQ/Capital Guardian Growth .......................        913       12,157
EQ/Capital Guardian International ................    623,152      245,571
EQ/Capital Guardian Research .....................  1,132,041    1,082,795
EQ/Capital Guardian U.S. Equity ..................    812,592      384,933
EQ/Emerging Market Equity ........................    154,248      204,101
EQ/Equity 500 Index ..............................  4,135,617    3,170,538
EQ/Evergreen Omega ...............................      2,068          676
EQ/FI Mid Cap ....................................    221,049      216,432
EQ/FI Small/Mid Cap Value ........................  2,774,166    1,523,991
EQ/Janus Large Cap Growth ........................     27,252        1,818
EQ/JP Morgan Value Opportunities .................     79,489       69,894
EQ/Lazard Small Cap Value ........................    374,293      285,505
EQ/Marsico Focus .................................    143,370       70,808
EQ/Mercury Basic Value Equity ....................    236,038      272,685
EQ/Mercury International Value ...................     45,164      167,924
EQ/MFS Emerging Growth Companies .................    708,566      515,526
EQ/MFS Investors Trust ...........................      2,168          397
EQ/Money Market ..................................    454,485    1,518,798
EQ/Small Company Index ...........................  1,111,155      304,659

Investment Security Transactions

For the year ended December 31, 2004, investment security transactions, excluding short-term debt securities, were as follows for Separate Account Nos. 13, 10, 4 and 3:

                                            Purchases                        Sales
                                  ----------------------------- -------------------------------
                                      Stocks          U.S.           Stocks           U.S.
                                     and Debt      Government       and Debt       Government
               Fund                 Securities    and Agencies     Securities     and Agencies
-----------------------------------------------------------------------------------------------
Separate Account No. 13 ......... $ 66,229,464    $94,810,723    $144,783,780    $107,953,656
Separate Account No. 10 .........  204,782,037     32,115,659     221,618,619      31,339,871
Separate Account No. 4 ..........  419,111,171             --     481,601,731              --
Separate Account No. 3 ..........  153,056,435             --     161,052,174              --

4. Related Party Transactions

   In Separate Account No. 66 the assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of the Trusts. Shares are offered by the Trusts at net asset value. Shares in

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

4. Related Party Transactions (Concluded)

   which the variable investment options are invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the Trusts. The Rule 12b-1 Plans provide that the Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   AXA Equitable serves as investment manager of the Trusts and as such receives management fees for services performed in its capacity as investment manager of the Trusts. AXA Equitable oversees the activities of the investment advisors with respect to the Trusts and is responsible for retaining or discontinuing the services of those advisors. Fees generally vary depending on net asset levels of individual portfolios and range from a low of 0.25% to a high of 1.15% of average daily net assets. AXA Equitable as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the Advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC, affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.

   Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Equity 500 Index, and EQ/Bernstein Diversified Value and Separate Accounts 13, 10, 4 and 3; as well as a portion of AXA Premier VIP High Yield and EQ/Money Market. Alliance is a publicly traded limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors is an affiliate of AXA Equitable, and a distributor and principal underwriter of the contracts and the Account. AXA Advisors is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries (affiliates of AXA Equitable). AXA Advisors receives commissions and other service-related payments under its distribution agreement with AXA Equitable and its networking agreement with AXA Network.

   AXA Equitable, Alliance, and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable, Alliance, and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the AXA Equitable Funds' portfolio transactions.

   At December 31, 2004, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account Nos. 4 and 3 aggregated $203,244,109 (27.8%) and $72,002,621 (59.2%), respectively, of the net assets in these Funds.


5. Substitutions/Reorganizations

   On May 14, 2004 The AXA Premier VIP Technology acquired all the net assets of EQ/Technology pursuant to a substitution transaction. For accounting purposes this transaction was treated as a merger. The substitution was

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


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Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

5. Substitutions/Reorganizations (Concluded)

   accomplished by a tax free exchange of 388,230 of Class B shares of EQ/Technology (valued at $1,580,874) for 190,938 of Class B shares of AXA Premier VIP Technology (valued at $1,580,874). The AXA Premier VIP was not held by the Account before the merger, therefore the aggregate net assets of EQ/Technology and AXA Premier VIP Technology Portfolios before and after the substitution were $1,580,874.

   Reorganizations

   The EQ/High Yield Portfolio, a fund of EQAT, was merged into the AXA Premier VIP High Yield Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003.


6. Asset Charges

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

   Momentum Strategy

   Fees with respect to the Momentum Strategy contracts are as follows:

   Daily Separate Account Charge:

   On a daily basis a charge at an annual rate of 1.25% for Separate Account 4, 10 and 13, 1.40% for Separate Account 3 (maximum charge is 1.40%); is deducted from the net assets attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract.

   Administrative Fees:

   Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

   Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

   Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

   State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

6. Asset Charges (Continued)

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   RIA

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

   Investment Management Fee:

   An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the Alliance Bond, Alliance Balanced, Alliance Common Stock and Alliance Mid Cap Growth Funds. These fees are reflected as a reduction of the RIA Unit Value.

   Administrative Fees:

   Contracts investing in the Funds are subject to certain administrative expenses according to contract terms. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or
   (ii) by a direct payment. These fees may include:

   Ongoing Operations Fee -- An expense charge is made based on the combined net balances of each fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

   Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

   Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

6. Asset Charges (Continued)

   MRP

   Charges and fees relating to the Funds paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

   The below discusses expenses related to Separate Accounts Nos. 3, 4 and 10:

   o Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

   o Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the Alliance Growth Equity and Alliance Balanced Funds and an effective annual rate of 0.65% for the Alliance Mid Cap Growth Fund.

   o Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

   o A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of fund units.

   ADA

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the years prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

6. Asset Charges (Continued)

   to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and
   (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   EPP

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

   Investment Management Fee:

   An annual fee of 0.25% of the total plan and trust net assets held in each Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

   Administrative Fees:

   Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

   Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:

    For Terminating Occurring In:        Redemption Charge:
   ------------------------------- ------------------------------
      Years 1 and 2 ...........    3% of all Master Trust assets
      Years 3 and 4 ...........    2% of all Master Trust assets
      Year 5 ..................    1% of all Master Trust assets
      After Year 5 ............    No Redemption Charge

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

6. Asset Charges (Concluded)

   Institutional

   Asset Management Fees

   Asset management fees are charged to clients investing in the Separate Accounts. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Accounts, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Accounts. The fees are calculated for each client in accordance with the schedule set forth below:


       Each Client's Aggregate Interest     Annual Rate
   --------------------------------------- -------------
         Minimum Fee ..................... $5,000
         First $2 million.................  0.85 of 1%
         Next $3 million..................  0.60 of 1%
         Next $5 million..................  0.40 of 1%
         Next $15 million.................  0.30 of 1%
         Next $75 million.................  0.25 of 1%
         Excess over $100 million.........  0.20 of 1%

   There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Accounts. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Accounts. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


     Client's Aggregate Interest    Annual Rate
   ------------------------------- ------------
         Minimum Fee ............. $2,500
         First $5 million......... 0.100%
         Next $5 million.......... 0.075%
         Next $5 million.......... 0.050%
         Over $15 million......... 0.025%

   Asset management fees, asset allocation fees and AIMS fees are paid to AXA Equitable.

   Administrative Fees

   Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the funds in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate accounts.

   Operating and Expense Charges

   In addition to the charges and fees mentioned above, the Separate Accounts are charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result in reduction of Separate Account unit values.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

6. Asset Charges (Concluded)

   Administrative fees paid through a liquidation of units in Separate Account No. 66 are shown in the Statements of Changes in Net Assets as Contract maintenance charges. The aggregate of all other fees are included in Asset-based charges in the Statements of Operations. Asset-based charges are comprised of accounting and administration fees.


7. Changes in Units Outstanding

   Accumulation units issued and redeemed during the year ended December 31, 2004 were (in thousands):

   Separate Account Nos. 13, 10, 4 and 3:
   --------------------------------------

                                                               Alliance             Alliance
                                                               Bond Fund         Balanced Fund
                                                          ------------------- --------------------
                                                             2004      2003      2004      2003
                                                          --------- --------- --------- ----------
   Momentum Strategy
   Issued ...............................................      3         2         9        5
   Redeemed .............................................     (6)       (5)       (9)     (10)
                                                          ------------------------------------
   Net Increase (Decrease) ..............................     (3)       (3)       --       (5)
                                                          ------------------------------------

                                                            Alliance Growth    Alliance Mid Cap
                                                              Equity Fund         Growth Fund
                                                          ------------------- -------------------
                                                             2004      2003      2004      2003
                                                          --------- --------- --------- ---------
   Momentum Strategy
   Issued ...............................................     1         2         5         7
   Redeemed .............................................    (2)       (1)       (6)       (2)
                                                          -------------------------------------
   Net Increase (Decrease) ..............................    (1)        1        (1)        5
                                                          -------------------------------------

                                Alliance         Alliance        Alliance Common   Alliance Mid Cap
                               Bond Fund       Balanced Fund       Stock Fund         Growth Fund
                            ---------------- ----------------- ------------------- -----------------
                             2004     2003     2004     2003      2004      2003     2004     2003
                            ------ --------- -------- -------- ---------- -------- -------- --------
   RIA
   Issued ................. --        --         20       27        4          6        6       11
   Redeemed ............... --        (2)       (72)     (71)     (12)       (19)     (22)     (23)
                            ----------------------------------------------------------------------
   Net (Decrease) ......... --        (2)       (52)     (44)      (8)       (13)     (16)     (12)
                            ----------------------------------------------------------------------

   There were no significant unit issuance and redemption activities related to RIA for Stable Value Fund during the year 2004.



                                          Alliance          Alliance Growth      Alliance Mid Cap
                                        Balanced Fund         Equity Fund          Growth Fund
                                     ------------------- ---------------------- ------------------
                                        2004      2003       2004       2003       2004     2003
                                     --------- --------- ----------- ---------- --------- --------
   MRP
   Issued ..........................     161       149       260         39         237      135
   Redeemed ........................    (190)     (115)     (266)       (40)       (217)     (86)
                                      ----------------------------------------------------------
   Net Increase (Decrease) .........     (29)       34        (6)        (1)         20       49
                                      ----------------------------------------------------------

                                 Alliance
                                  Common             Alliance
                                Stock Fund        Balanced Fund
                            ------------------- ------------------
                               2004      2003     2004      2003
                            --------- --------- -------- ---------
   EPP
   Issued .................   2         1           7        2
   Redeemed ...............  (6)       (3)        (33)      (3)
                            -----------------------------------
   Net (Decrease) .........  (4)       (2)        (26)      (1)
                            -----------------------------------

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

7. Changes in Units Outstanding (Continued)


                                     The Growth Equity Fund
                                     ----------------------
                                         2004       2003
   ADA                               ----------- ---------
   Issued ..........................     140         147
   Redeemed ........................    (149)       (137)
                                      ------------------
   Net Increase (Decrease) .........      (9)         10
                                      ------------------


                                                          Alliance
                                                          Balanced       Alliance Growth     Alliance Mid Cap
                                     Alliance Bond Fund     Fund           Equity Fund          Growth Fund
                                     ------------------ ------------- --------------------- -------------------
                                       2004      2003    2004   2003     2004       2003       2004      2003
   Institutional                     -------- --------- ------ ------ ---------- ---------- --------- ---------
   Issued ..........................      3         2     --     --        5          8          1         1
   Redeemed ........................    (15)       (8)    --     --      (12)       (13)        (1)       (2)
                                      ------------------------------------------------------------------------
   Net Increase (Decrease) .........    (12)       (6)    --     --       (7)        (5)         --       (1)
                                      ------------------------------------------------------------------------

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

7. Changes in Units Outstanding (Continued)

   Separate Account No. 66
   -----------------------

                                                               AXA
                                                             Premier
                                       AXA Premier VIP         VIP           EQ/Alliance
                                         High Yield       Technology(a)   Growth and Income
                                     ------------------- --------------- -------------------
                                        2004      2003         2004         2004      2003
                                     --------- --------- --------------- ---------- --------
   RIA
   Net Issued ......................       1         1           4           3          5
   Net Redeemed ....................      (2)       (2)         (1)        (11)       (17)
                                       ---------------------------------------------------
   Net Increase (Decrease) .........      (1)       (1)          3          (8)        12
                                       ---------------------------------------------------
   MRP (j)
   Net Issued ......................      --        --          146         --         --
   Net Redeemed ....................      --        --          (31)        --         --
                                       ---------------------------------------------------
   Net Increase (Decrease) .........      --        --          115         --         --
                                       ---------------------------------------------------

                                         EQ/Alliance
                                        Intermediate
                                         Government         EQ/Alliance        EQ/Alliance         EQ/Alliance
                                         Securities        International     Premier Growth       Quality Bond
                                     ------------------- ----------------- ------------------- -------------------
                                        2004      2003     2004     2003      2004      2003      2004      2003
                                     ---------- -------- -------- -------- --------- --------- --------- ---------
   RIA
   Net Issued ......................      6         10        4        6         1         2         1         5
   Net Redeemed ....................    (11)       (10)     (18)     (19)       (5)       (8)       (6)       (9)
                                       -------------------------------------------------------------------------
   Net Increase (Decrease) .........     (5)        --      (14)     (13)       (4)        6        (5)       (4)
                                       -------------------------------------------------------------------------
   MRP
   Net Issued ......................     96        377      164      159        --        --        --        --
   Net Redeemed ....................    151       (168)    (137)    (121)       --        --        --        --
                                       -------------------------------------------------------------------------
   Net Increase (Decrease) .........    (55)       209       27       38        --        --        --        --
                                       -------------------------------------------------------------------------

                                                                                EQ/Calvert        EQ/Capital
                                         EQ/Alliance        EQ/Bernstein         Socially          Guardian
                                      Small Cap Growth    Diversified Value     Responsible         Growth
                                     ------------------- ------------------- ----------------- ----------------
                                        2004      2003      2004      2003     2004     2003    2004     2003
                                     --------- --------- --------- --------- -------- -------- ------ ---------
   RIA
   Net Issued ......................       1         6        10        11       --       --      --       --
   Net Redeemed ....................      (6)       (5)       (7)       (3)      --       --      --       (1)
                                       ----------------------------------------------------------------------
   Net Increase (Decrease) .........      (5)        1         3         8       --       --      --       (1)
                                       ----------------------------------------------------------------------
   MRP
   Net Issued ......................      --        --       164       149       49       53      --       --
   Net Redeemed ....................      --        --       (67)      (95)     (13)     (11)     --       --
                                       ----------------------------------------------------------------------
   Net Increase (Decrease) .........      --        --       (97)       54       36       42      --       --
                                       ----------------------------------------------------------------------

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

7. Changes in Units Outstanding (Continued)


                                         EQ/Capital         EQ/Capital          EQ/Capital
                                          Guardian           Guardian            Guardian          EQ/Emerging
                                       International         Research          U.S. Equity       Markets Equity
                                     ------------------ ------------------- ------------------ -------------------
                                        2004     2003      2004      2003      2004     2003      2004      2003
                                     --------- -------- --------- --------- --------- -------- --------- ---------
   RIA
   Net Issued ......................     2          1         2        (3)        1       --         1         1
   Net Redeemed ....................    (2)        --        (1)       (6)       (1)      --        (1)       (1)
                                      --------------------------------------------------------------------------
   Net Increase (Decrease) .........    --          1         1        (3)       --       --        --        --
                                      --------------------------------------------------------------------------
   MRP
   Net Issued ......................     54        51        76        86        58       61        --        --
   Net Redeemed ....................    (17)      (17)      (74)      (43)      (17)     (15)       --        --
                                      --------------------------------------------------------------------------
   Net Increase (Decrease) .........     37        33         2        43        41       46        --        --
                                      --------------------------------------------------------------------------

                                                                                                     EQ/FI
                                          EQ/Equity       EQ/Evergreen         EQ/FI               Small/Mid
                                          500 Index           Omega           Mid Cap              Cap Value
                                     -------------------- ------------- ------------------- -----------------------
                                         2004      2003    2004   2003     2004      2003       2004        2003
                                     ----------- -------- ------ ------ --------- --------- ----------- -----------
   RIA
   Net Issued ......................       3        4      --     --        2         3           2           2
   Net Redeemed ....................      (6)      20      --     --       (3)       (1)          4          (6)
                                      ---------------------------------------------------------------------------
   Net Increase (Decrease) .........      (3)     (16)     --     --       (2)        2          (2)         (4)
                                      ---------------------------------------------------------------------------
   MRP
   Net Issued ......................     536      593      --     --       --        --         184         180
   Net Redeemed ....................    (355)     200)     --     --       --        --        (102)       (123)
                                      ---------------------------------------------------------------------------
   Net Increase (Decrease) .........     181      393      --     --       --        --          82          57
                                      ---------------------------------------------------------------------------

                                        EQ/JP Morgan
                                            Value         EQ/Janus Large       EQ/Lazard         EQ/Marsico
                                        Opportunities       Cap Growth      Small Cap Value        Focus
                                     ------------------- ---------------- ------------------- ----------------
                                        2004      2003    2004     2003      2004      2003    2004     2003
                                     --------- --------- ------ --------- --------- --------- ------ ---------
   RIA
   Net Issued ......................     1         1        1       1         1         2        1       1
   Net Redeemed ....................    (1)       (1)      --      (1)       (1)       (1)      --      (1)
                                      ----------------------------------------------------------------------
   Net Increase (Decrease) .........    --        --        1      --        --        (1)       1      --
                                      ----------------------------------------------------------------------
   MRP
   Net Issued ......................    --        --       --      --        --        --       --      --
   Net Redeemed ....................    --        --       --      --        --        --       --      --
                                      ----------------------------------------------------------------------
   Net Increase (Decrease) .........    --        --       --      --        --        --       --      --
                                      ----------------------------------------------------------------------

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

7. Changes in Units Outstanding (Concluded)



                                                             EQ/Mercury                              EQ/MFS
                                         EQ/Mercury         International      EQ/MFS Emerging     Investors
                                     Basic Value Equity         Value          Growth Companies      Trust
                                     ------------------- ------------------- -------------------- ------------
                                        2004      2003      2004      2003      2004      2003     2004   2003
                                     --------- --------- --------- --------- --------- ---------- ------ -----
   RIA
   Net Issued ......................     1         2        --        --         2          4       --     --
   Net Redeemed ....................    (2)       (4)       (1)       (1)       (4)       (12)      --     --
                                      -----------------------------------------------------------------------
   Net Increase (Decrease) .........    (1)       (2)       (1)       (1)       (2)        (8)      --     --
                                      -----------------------------------------------------------------------
   MRP
   Net Issued ......................    --        --        --        --       136        206       --     --
   Net Redeemed ....................    --        --        --        --       (69)       (98)      --     --
                                      -----------------------------------------------------------------------
   Net Increase (Decrease) .........    --        --        --        --        67        108       --     --
                                      -----------------------------------------------------------------------

                                          EQ/Money           EQ/Small
                                           Market          Company Index
                                     ------------------- -----------------
                                        2004      2003     2004     2003
                                     ---------- -------- -------- --------
   RIA
   Net Issued ......................      4          7       --       --
   Net Redeemed ....................    (11)       (37)      --       --
                                      ----------------------------------
   Net Increase (Decrease) .........     (7)        30       --       --
                                      ----------------------------------
   MRP
   Net Issued ......................     --         --       97      120
   Net Redeemed ....................     --         --      (35)     (42)
                                      ----------------------------------
   Net Increase (Decrease) .........     --         --       62       78
                                      ----------------------------------

(a) A substitution of EQ/Technology Portfolio for Alliance Premier VIP Technology Portfolio occurred on May 14, 2004 (See Note 5).

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values

AXA Equitable issues a number of registered group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the Retirement Investment Account ("RIA"), Momentum Strategy, Momentum Select and Momentum Solutions ("Momentum series of contracts"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

Institutional units presented on the Statement of Assets and Liabilities reflect investments in the Funds by clients other than contractholders of group annuity contracts issued by AXA Equitable. Institutional unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, Momentum series of contracts and EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans contracts in percentage terms.

Certain investment options are charged administrative expenses as a percentage of average net assets (.05% annualized for RIA, 1.00% annualized for MRP). These exclude the effect of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units. Under RIA contracts certain investment options may not be charged for Asset-based charges. Amounts appearing as Asset-based charges in the Statements of Operations for these investment options are the result of other contracts investing in Separate Account No. 66.

Shown below is accumulation unit value information for units outstanding of Separate Accounts 13, 10, 4, 3 and 66 for the periods indicated.

                                                                          Years Ended December 31,
                                                             ---------------------------------------------------
                                                                 2004         2003         2002         2001
                                                             ------------ ------------ ------------ ------------
Separate Account No. 13
Alliance Bond Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ..................................   $ 134.74     $ 132.03     $ 127.31     $ 120.81
Net Assets (000's) .........................................   $     63     $    445     $    788     $    487
Number of units outstanding, end of period (000's) .........         --            3            6            4
Total Return** .............................................       2.05%        3.70%        5.38%        7.65%

Alliance Bond Fund
RIA, 0.50%*
Unit Value, end of period ..................................   $  79.38     $  77.20     $  73.91     $  69.85
Net Assets (000's) .........................................   $     67     $     89     $    193     $    888
Number of units outstanding, end of period (000's) .........          1            1            3           13
Total Return** .............................................       2.82%        4.45%        5.81%        8.89%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company

-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                Years Ended December 31,
                                                             ---------------------------------------------------------------
                                                                   2004             2003             2002           2001
                                                             ---------------- ---------------- ---------------- ------------
Intermediate Duration Bond Account
Institutional
Unit Value, end of period ..................................  $  8,371.02      $  8,099.71      $  7,715.79         --
Net Assets (000's) .........................................  $    24,811      $   122,079      $   159,285         --
Number of units outstanding, end of period (000's) .........            3               15               21         --
Total Return** .............................................         3.35%            4.98%            6.34%        --

Separate Account No. 10 (o)(p)

Alliance Balanced Fund
RIA, 0.50%*
Unit Value, end of period ..................................  $    180.09      $    165.70      $    141.24     $ 153.76
Net Assets (000's) .........................................  $    33,959      $    39,883      $    40,233     $ 34,842
Number of units outstanding, end of period (000's) .........          189              241              285          227
Total Return** .............................................         8.68%           17.32%           (8.14)%      (4.43)%

Alliance Balanced Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ..................................  $    125.67      $    116.51      $     99.84     $ 110.05
Net Assets (000's) .........................................  $     2,654      $     2,412      $     2,580     $  1,891
Number of units outstanding, end of period (000's) .........           21               21               26           17
Total Return** .............................................         7.86%           16.70%           (9.28)%      (4.90)%

Alliance Balanced Fund
MRP, 1.50%*
Unit Value, end of period ..................................  $     44.93      $     41.83      $     36.08     $  39.82
Net Assets (000's) .........................................  $    34,205      $    33,059      $    27,287     $ 22,096
Number of units outstanding, end of period (000's) .........          761              790              756          555
Total Return** .............................................         7.42%           15.94%           (9.38)%      (5.64)%

Alliance Balanced Fund
EPP, 0.25%*
Unit Value, end of period ..................................  $    184.94      $    169.74      $    144.31          --
Net Assets (000's) .........................................  $     3,356      $     7,494      $     6,468          --
Number of units outstanding, end of period (000's) .........           18               44               45          --
Total Return** .............................................         8.95%           17.62%           (7.91)%        --

Strategic Balanced Management Account
Institutional
Unit Value, end of period ..................................  $ 18,994.07      $ 17,388.93      $ 14,747.26          --
Net Assets (000's) .........................................  $     6,458      $     6,034      $     4,517          --
Number of units outstanding, end of period (000's) .........           --               --               --          --
Total Return** .............................................         9.23%           17.91%           (7.68)%        --

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company

-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                       Years Ended December 31,
                                                                    ------------------------------------------------------------
                                                                          2004            2003            2002           2001
                                                                    --------------- --------------- --------------- ------------
Separate Account No. 4

Alliance Growth Equity Fund
ADA, 1.025%*
Unit Value, end of period .......................................... $   346.74      $   302.18     $   223.26               --
Net Assets (000's) ................................................. $  283,643      $  249,918     $  182,907               --
Number of units outstanding, end of period (000's) .................        818             827            817               --
Total Return** .....................................................      14.75%          35.05%        (27.87)%             --

The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period .......................................... $    90.90      $    79.38     $    58.54        $   82.63
Net Assets (000's) ................................................. $      483      $      435     $      299        $   1,202
Number of units outstanding, end of period (000's) .................          5               6              5               15
Total Return** .....................................................      14.51%          35.60%        (29.16)%         (18.11)%

Alliance Common Stock Fund
RIA, 0.50%*
Unit Value, end of period .......................................... $   695.74      $   602.90     $   443.82        $  611.48
Net Assets (000's) ................................................. $   20,742      $   23,093     $   22,530        $  50,100
Number of units outstanding, end of period (000's) .................         30              38             51               82
Total Return** .....................................................      15.40%          35.84%        (27.42)%         (18.37)%

Alliance Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period .......................................... $   286.30      $   251.02     $   186.97        $  261.19
Net Assets (000's) ................................................. $   42,051      $   38,426     $   28,750        $  41,578
Number of units outstanding, end of period (000's) .................        147             153            154              159
Total Return** .....................................................      14.05%          34.26%        (28.42)%         (19.44)%

Alliance Common Stock Fund
EPP, 0.25%*
Unit Value, end of period .......................................... $   714.47      $   617.58     $   453.49               --
Net Assets (000's) ................................................. $   13,886      $   13,987     $   11,356               --
Number of units outstanding, end of period (000's) .................         19              23             25               --
Total Return** .....................................................      15.69%          36.18%        (27.24)%             --

Growth Stock Account
Institutional
Unit Value, end of period .......................................... $ 7,335.03      $ 6,324.43     $ 4,632.41               --
Net Assets (000's) ................................................. $  371,131      $  363,345     $  289,558               --
Number of units outstanding, end of period (000's) .................         51              57             63               --
Total Return** .....................................................      15.98%          36.53%        (27.05)%             --


Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                Years Ended December 31,
                                                             ---------------------------------------------------------------
                                                                   2004             2003             2002           2001
                                                             ---------------- ---------------- --------------- -------------
Separate Account No. 3

Alliance Mid Cap Growth Fund
Momentum Strategy, 1.40%*
Unit Value, end of period ..................................  $     89.89      $     75.69     $     45.97       $  65.91
Net Assets (000's) .........................................  $       745      $       691     $       205       $    630
Number of units outstanding, end of period (000's) .........            8                9               4             10
Total Return** .............................................        18.76%           64.65%         (30.26)%       (17.25)%

Alliance Mid Cap Growth Fund
RIA, 0.50%*
Unit Value, end of period ..................................  $    243.18      $    202.90     $    120.44       $ 170.69
Net Assets (000's) .........................................  $     9,205      $    10,858     $     7,945       $ 17,765
Number of units outstanding, end of period (000's) .........           38               54              66            104
Total Return** .............................................        19.85%           68.47%         (29.44)%       (17.84)%

Alliance Mid Cap Growth Fund
MRP, 1.65%*
Unit Value, end of period ..................................  $     52.60      $     44.47     $     26.74       $  38.49
Net Assets (000's) .........................................  $    23,566      $    19,026     $    10,128       $ 13,899
Number of units outstanding, end of period (000's) .........          448              428             379            361
Total Return** .............................................        18.28%           66.31%         (30.53)%       (19.04)%

Mid Cap Growth Stock Account
Institutional
Unit Value, end of period ..................................  $ 25,643.95      $ 21,289.52     $ 12,574.23             --
Net Assets (000's) .........................................  $    88,036      $    78,856     $    52,724             --
Number of units outstanding, end of period (000's) .........            3                4               4             --
Total Return** .............................................        20.45%           69.31%         (29.08)%           --

Alliance Mid Cap Growth Fund
EPP, 0.25%*
Unit Value, end of period ..................................  $    243.18      $    202.90     $    120.44       $ 170.69
Net Assets (000's) .........................................  $        30      $        25     $        35       $     40
Number of units outstanding, end of period (000's) .........           --               --              --             --
Total Return** .............................................        19.85%           68.47%         (29.44)%       (17.25)%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                  2004         2003         2002         2001         2000
                                                              ------------ ------------ ------------ ------------ ------------
AXA Premier VIP High Yield
 RIA, 0.05%
 Unit value, end of period .................................. $ 189.31     $ 173.86     $ 141.56      $ 145.57    $ 144.28
 Net Assets (000's) ......................................... $  1,098     $  1,196     $  1,179      $  1,456    $  1,731
 Number of units outstanding, end of period (000's) .........        6            7            8            10          12
 Total Return** .............................................     8.89%       22.82%       (2.75)%        0.89%      (8.70)%
AXA Premier VIP Technology (n)
 RIA
 Unit value, end of period .................................. $ 109.49           --         --             --         --
 Net Assets (000's) ......................................... $    420           --         --             --         --
 Number of units outstanding, end of period (000's) .........        3           --         --             --         --
 Total Return** .............................................     9.49%          --         --             --         --
 MRP, 1.00%
 Unit value, end of period .................................. $  10.85           --         --             --         --
 Net Assets (000's) ......................................... $  1,255           --         --             --         --
 Number of units outstanding, end of period (000's) .........      115           --         --             --         --
 Total Return** .............................................     8.53%          --         --             --         --
EQ/Alliance Growth and Income 0.05%
 RIA, 0.05%
 Unit value, end of period .................................. $ 336.45     $ 298.75     $ 228.60      $ 289.75    $ 293.68
 Net Assets (000's) ......................................... $  6,248     $  7,317     $  8,226      $ 15,647    $ 17,327
 Number of units outstanding, end of period (000's) .........       19           24           36            54          59
 Total Return** .............................................    12.62%       30.69%      (21.10)%       (1.34)%      8.90%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              ------------------------------------------------------------------
                                                                  2004         2003          2002          2001         2000
                                                              ------------ ------------ ------------- ------------- ------------
EQ/Alliance Intermediate Government Securities 0.05%
 RIA, 0.05%
 Unit value, end of period .................................. $ 180.27     $ 176.49       $ 172.44      $ 158.49     $ 146.61
 Net Assets (000's) ......................................... $  9,879     $ 10,620       $ 10,317      $  1,268     $    733
 Number of units outstanding, end of period (000's) .........       55           60             60             8            5
 Total Return** .............................................     2.14%        2.35%          8.80%         8.10%        9.11%
 MRP, 1.00% (l)
 Unit value, end of period .................................. $  10.22     $  10.16       $  10.09            --          --
 Net Assets (000's) ......................................... $  1,755     $  2,300       $    172            --          --
 Number of units outstanding, end of period (000's) .........      171          226             17            --          --
 Total Return** .............................................     0.63%        0.69%          0.90%           --          --
EQ/Alliance International (i)
 RIA 0.05%
 Unit value, end of period .................................. $ 144.93     $ 122.39       $  90.42      $ 100.42     $ 130.25
 Net Assets (000's) ......................................... $  4,155     $  4,885       $  4,765      $  1,205     $  1,824
 Number of units outstanding, end of period (000's) .........       29           40             53            12           14
 Total Return** .............................................    18.41%       35.36%         (9.96)%      (22.90)%     (23.06)%
 MRP 1.00%
 Unit value, end of period .................................. $  16.95     $  14.48       $  10.84            --          --
 Net Assets (000's) ......................................... $ 13,912     $ 11,487       $  8,206            --          --
 Number of units outstanding, end of period (000's) .........      822          795            757            --          --
 Total Return** .............................................    17.03%       33.59%          8.40%           --          --
EQ/Alliance Premier Growth
 RIA
 Unit value, end of period .................................. $  64.86     $  59.84       $  48.57      $  70.55     $  92.79
 Net Assets (000's) ......................................... $    897     $  1,052       $  1,172      $  2,328     $  3,340
 Number of units outstanding, end of period (000's) .........       14           18             24            33           36
 Total Return** .............................................     8.44%       23.20%        (31.15)%      (23.97)%     (18.38)%
EQ/Alliance Quality Bond
 RIA 0.05%
 Unit value, end of period .................................. $ 200.31     $ 192.69       $ 185.72      $ 172.14     $ 159.04
 Net Assets (000's) ......................................... $  1,686     $  2,470       $  3,188      $  2,926     $  2,704
 Number of units outstanding, end of period (000's) .........        8           13             17            17           17
 Total Return** .............................................     3.96%        3.75%          7.89%         8.24%       11.43%
EQ/Alliance Small Cap Growth (g)
 RIA 0.05%
 Unit value, end of period .................................. $ 155.93     $ 136.53       $  96.68      $ 138.34     $ 159.12
 Net Assets (000's) ......................................... $  1,480     $  1,911       $  1,214      $  2,213     $  2,705
 Number of units outstanding, end of period (000's) .........        9           14             13            16           17
 Total Return** .............................................    14.21%       41.21%        (30.11)%      (13.06)%      13.93%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              -------------------------------------------------------------------
                                                                  2004         2003          2002          2001          2000
                                                              ------------ ------------ ------------- ------------- -------------
EQ/Bernstein Diversified Value (d)
 RIA
 Unit value, end of period .................................. $ 124.10     $ 109.39       $  84.97      $  98.39      $  97.35
 Net Assets (000's) ......................................... $ 12,366     $ 10,583       $  7,555      $    295            --
 Number of units outstanding, end of period (000's) .........      100           97             89             3            --
 Total Return** .............................................    13.44%       28.74%        (13.64)%        1.61%         2.01%
EQ/Bernstein Diversified Value 1.00% (d)
 MRP 1.00%
 Unit value, end of period .................................. $  12.20     $  10.89       $   8.57      $  10.08            --
 Net Assets (000's) ......................................... $  7,120     $  5,306       $  3,711      $  3,740            --
 Number of units outstanding, end of period (000's) .........      584          487            433           371            --
 Total Return** .............................................    12.02%       27.07%        (14.98)%        0.83%           --
EQ/Calvert Socially Responsible
 RIA
 Unit value, end of period .................................. $  86.05     $  83.07       $  64.92      $  88.27      $ 103.48
 Net Assets (000's) ......................................... $      1           --             --            --      $  2,173
 Number of units outstanding, end of period (000's) .........       --           --             --            --            21
 Total Return** .............................................     3.59%       27.96%        (26.45)%      (14.70)%       (2.91)%
EQ/Calvert Socially Responsible 1.00%
 MRP 1.00% (k)
 Unit value, end of period .................................. $   7.57     $   7.41       $   5.87      $   8.10      $   9.63
 Net Assets (000's) ......................................... $  1,008     $  7,735       $    332      $    292      $    116
 Number of units outstanding, end of period (000's) .........      135           99             57            36            12
 Total Return** .............................................     2.22%       26.24%        (27.58)%      (15.89)%       (1.19)%
EQ/Capital Guardian Growth
 RIA
 Unit value, end of period .................................. $  72.29     $  68.49       $  55.26      $  75.02      $  99.31
 Net Assets (000's) ......................................... $     38     $     47       $     96      $    150      $    397
 Number of units outstanding, end of period (000's) .........        1            1              2             2             4
 Total Return** .............................................     5.53%       23.95%        (26.34)%      (24.46)%      (17.77)%
EQ/Capital Guardian International
 RIA
 Unit value, end of period .................................. $ 105.37     $  92.75       $  69.94      $  82.32      $ 104.06
 Net Assets (000's) ......................................... $    199     $    144       $     74      $     82      $    832
 Number of units outstanding, end of period (000's) .........        2            2              1             1             8
 Total Return** .............................................    13.61%       32.61%        (15.04)%      (20.88)%      (19.09)%
EQ/Capital Guardian International 1.00%
 MRP 1.00% (n)
 Unit value, end of period .................................. $   9.90     $   8.82       $   6.74      $   8.05            --
 Net Assets (000's) ......................................... $    919     $    489       $    148      $     24            --
 Number of units outstanding, end of period (000's) .........       92           55             22             3            --
 Total Return** .............................................    12.23%       30.86%        (16.27)%      (19.52)%          --

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              ------------------------------------------------------------------
                                                                  2004         2003          2002         2001          2000
                                                              ------------ ------------ ------------- ------------ -------------
EQ/Capital Guardian Research (h)
 RIA
 Unit value, end of period .................................. $ 120.11     $ 108.30       $  82.36    $ 109.33       $ 111.58
 Net Assets (000's) ......................................... $    803     $    646       $    724    $    109       $    112
 Number of units outstanding, end of period (000's) .........        7            6              9           1              1
 Total Return** .............................................    10.90%       31.49%        (24.67)%     (2.02)%         5.91%
 MRP 1.00% (j)
 Unit value, end of period .................................. $  15.44     $  14.10       $  10.87        --               --
 Net Assets (000's) ......................................... $  5,657     $  5,142       $  3,489        --               --
 Number of units outstanding, end of period (000's) .........      365          364            321        --               --
 Total Return** .............................................     9.53%       29.72%          8.70%       --               --
EQ/Capital Guardian U.S. Equity (f)
 RIA
 Unit value, end of period .................................. $ 116.82     $ 106.85       $  78.34    $ 102.63       $ 104.73
 Net Assets (000's) ......................................... $    302     $    362       $    244    $    205             --
 Number of units outstanding, end of period (000's) .........        3            3              3           2             --
 Total Return** .............................................     9.33%       36.39%        (23.67)%     (2.01)%         3.58%
 MRP 1.00% (h)
 Unit value, end of period .................................. $  13.21     $  12.24       $   9.09        --               --
 Net Assets (000's) ......................................... $  1,410     $    789       $    164        --               --
 Number of units outstanding, end of period (000's) .........      106           64             18        --               --
 Total Return** .............................................     7.92%       34.63%         (9.09)%      --               --
EQ/Emerging Markets Equity
 RIA
 Unit value, end of period .................................. $ 224.66     $ 181.64       $ 116.49    $ 123.81       $ 130.53
 Net Assets (000's) ......................................... $    383     $    366       $    214    $    248       $    653
 Number of units outstanding, end of period (000's) .........        2            2              2           2              5
 Total Return** .............................................    23.68%       55.93%         (5.91)%     (5.15)%       (40.05)%
EQ/Equity 500 Index (e)
 RIA 0.05%
 Unit value, end of period .................................. $ 303.09     $ 274.41       $ 214.26    $ 275.50       $ 313.02
 Net Assets (000's) ......................................... $  7,176     $ 10,817       $  8,827    $ 18,459       $ 25,041
 Number of units outstanding, end of period (000's) .........       24           25             41          67             80
 Total Return** .............................................    10.45%       28.07%        (22.23)%    (11.99)%        (9.63)%
EQ/Equity 500 Index 1.00% (e)
 MRP 1.00%
 Unit value, end of period .................................. $   7.97     $   7.32       $   5.81    $   7.60       $   8.78
 Net Assets (000's) ......................................... $ 13,226     $  6,978       $  6,298    $  6,969       $  7,472
 Number of units outstanding, end of period (000's) .........    1,658        1,477          1,084         917            851
 Total Return** .............................................     8.90%       26.00%        (23.55)%    (13.44)%       (34.38)%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                     Years Ended December 31,
                                                              -------------------------------------------------------------------
                                                                   2004          2003         2002          2001          2000
                                                              -------------------------------------------------------------------
EQ/Evergreen Omega
 RIA
 Unit value, end of period ..................................   $  87.09      $  81.36     $   58.87     $   77.48   $  93.36
 Net Assets (000's) .........................................   $     60      $     55     $      43     $      77       --
 Number of units outstanding, end of period (000's) .........          1             1             1             1       --
 Total Return** .............................................       7.04%        38.21%       (24.02)%      (17.01)%   (11.72)%
EQ/FI Mid Cap (b)
 RIA
 Unit value, end of period ..................................   $ 118.14      $ 101.82     $   70.90     $   86.96   $ 100.43
 Net Assets (000's) .........................................   $    657      $    598     $     269     $      87   $    100
 Number of units outstanding, end of period (000's) .........          6             6             4             1          1
 Total Return** .............................................      16.03%        43.61%       (18.47)%      (13.41)%     0.43%
EQ/FI Small/Mid Cap Value
 RIA
 Unit value, end of period ..................................   $ 156.66      $ 132.94     $   99.75     $  116.95   $ 112.45
 Net Assets (000's) .........................................   $    758      $    891     $   1,093     $     468       --
 Number of units outstanding, end of period (000's) .........          5             7            11             4       --
 Total Return** .............................................      17.85%        33.27%       (14.70)%        3.99%      5.14%
EQ/FI Small/Mid Cap Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $  12.90      $  11.08     $    8.43     $   10.05   $   9.81
 Net Assets (000's) .........................................   $  6,615      $  4,772     $   3,153     $   2,332   $  1,550
 Number of units outstanding, end of period (000's) .........        513           431           374           232        158
 Total Return** .............................................      16.44%        31.44%       (16.11)%        2.45%      3.70%
EQ/Janus Large Cap Growth (b)
 RIA
 Unit value, end of period ..................................   $  63.89      $  56.98     $   45.27     $   64.96   $  84.32
 Net Assets (000's) .........................................   $    180      $    136     $     106     $     195   $     84
 Number of units outstanding, end of period (000's) .........          3             2             2             3          1
 Total Return** .............................................      12.13%        25.87%       (30.31)%      (22.96)%   (15.68)%
EQ/JP Morgan Value Opportunities
 RIA
 Unit value, end of period ..................................   $ 127.11      $ 114.64     $   90.40     $  111.68   $ 119.84
 Net Assets (000's) .........................................   $    359      $    318     $     264     $     447   $    240
 Number of units outstanding, end of period (000's) .........          3             3             3             4          2
 Total Return** .............................................      10.88%        26.81%       (19.05)%       (6.81)%     6.77%
EQ/Lazard Small Cap Value
 RIA
 Unit value, end of period ..................................   $ 188.35      $ 160.84     $  117.08     $  135.90   $ 115.42
 Net Assets (000's) .........................................   $    844      $    719     $     482            --       --
 Number of units outstanding, end of period (000's) .........          4             5             4            --       --
 Total Return** .............................................      17.11%        37.37%       (13.85)%       17.73%     18.51%


Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              ------------------------------------------------------------------
                                                                  2004         2003          2002          2001         2000
                                                              ------------ ------------ ------------- ------------- ------------
EQ/Marsico Focus (c)
 RIA
 Unit value, end of period .................................. $ 136.17     $ 123.22       $  93.97      $ 106.25          --
 Net Assets (000's) ......................................... $    399     $    290       $    145            --          --
 Number of units outstanding, end of period (000's) .........        3            2              2            --          --
 Total Return** .............................................    10.51%       31.13%        (11.56)%        6.25%         --
EQ/Mercury Basic Value Equity
 RIA
 Unit value, end of period .................................. $ 182.26     $ 164.84       $ 125.65      $ 150.76     $ 142.86
 Net Assets (000's) ......................................... $  1,259     $  1,236       $  1,135      $  1,508     $  1,143
 Number of units outstanding, end of period (000's) .........        7            8              9            10            8
 Total Return** .............................................    10.59%       31.17%        (16.66)%        5.53%       11.81%
EQ/Mercury International Value (m)
 RIA
 Unit value, end of period .................................. $ 121.64     $  99.99       $  78.10      $  93.68     $ 119.37
 Net Assets (000's) ......................................... $    282     $    357       $    373      $     94     $    239
 Number of units outstanding, end of period (000's) .........        2            4              5             1            2
 Total Return** .............................................    21.64%       28.03%        (16.63)%      (21.52)%     (12.32)%
EQ/MFS Emerging Growth Companies
 RIA
 Unit value, end of period .................................. $ 109.53     $  97.26       $  75.21      $ 114.52     $ 173.64
 Net Assets (000's) ......................................... $  1,570     $  1,469       $  1,735      $  4,352     $  9,203
 Number of units outstanding, end of period (000's) .........       14           15             23            38           53
 Total Return** .............................................    12.62%       29.31%        (34.32)%      (34.05)%     (18.84)%
EQ/MFS Emerging Growth Companies (k)
 MRP 1.00% (k)
 Unit value, end of period .................................. $   4.77     $   4.29       $   3.36      $   5.20     $   8.00
 Net Assets (000's) ......................................... $  1,737     $  1,265       $    629      $    562     $    472
 Number of units outstanding, end of period (000's) .........      362          295            187           108           59
 Total Return** .............................................    11.27%       27.68%        (35.32)%      (35.00)%     (20.00)%
EQ/MFS Investors Trust
 RIA
 Unit value, end of period .................................. $  93.50     $  83.93       $  68.77      $  87.07     $ 103.63
 Net Assets (000's) ......................................... $     54     $     47       $     43      $     87     $    104
 Number of units outstanding, end of period (000's) .........        1            1              1             1            1
 Total Return** .............................................    11.40%       22.04%        (21.02)%      (15.98)%      (0.69)%
EQ/Money Market
 RIA 0.05%
 Unit value, end of period .................................. $ 151.28     $ 149.82       $ 148.67      $ 146.56     $ 141.19
 Net Assets (000's) ......................................... $  1,610     $  2,671       $  7,065      $  5,569     $  5,930
 Number of units outstanding, end of period (000's) .........       11           18             48            38           42
 Total Return** .............................................     0.98%        0.77%          1.44%         3.80%        6.20%

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Continued)
December 31, 2004
-----------------------------------------

8. Accumulation Unit Values (Concluded)


                                                                              Years Ended December 31,
                                                              --------------------------------------------------------
                                                                  2004        2003         2002         2001      2000
                                                              ----------- ----------- ------------- ------------ -----
EQ/Small Company Index
 MRP 1.00% (l)
 Unit value, end of period ..................................  $ 12.99     $ 11.18      $   7.76      $  9.97     --
 Net Assets (000's) .........................................  $ 2,877     $ 1,756      $    608      $   379     --
 Number of units outstanding, end of period (000's) .........      219         157            79           38     --
 Total Return** .............................................    16.15%      44.07%       (22.17)%      (0.30)%   --

(a)   Units were made available for sale on May 22, 2000.

(b)   Units were made available for sale on October 22, 2000.

(c)   Units were made available for sale on October 22, 2001.

(d) A substitution of T. Rowe Equity Income Portfolio for EQ/Bernstein Diversified Portfolio occurred on May 18, 2001. Units were made available for sale on May 18, 2001.

(e) A substitution of BT Equity 500 Index for EQ/Equity 500 Index occurred on October 6, 2000.

(f) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002.

(g) A substitution of EQ/AXP Strategy Aggressive Portfolio for EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002.

(h) A substitution of EQ/MFS Research Portfolio for EQ/Capital Guardian Research Portfolio occurred on November 22, 2002. Units were made available for sale.

(i) A substitution of EQ/Alliance Global Portfolio for EQ/Alliance International Portfolio occurred on November 22, 2002. Units were made available for sale on November 22, 2002.

(j)   Units were made available for sale on November 22, 2002.

(k)   Units were made available for sale on May 1, 2000.

(l)   Units were made available for sale on May 18, 2001.

(m) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Mercury International Value Portfolio occurred on April 26, 2002.

(n) A substitution of EQ/Technology Portfolio for Alliance Premier VIP Technology Portfolio occurred on May 14, 2004 (See Note 5).

(o) A substitution of the Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios occurred on May 18, 2001. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio).

(p) A substitution of EQ/Alliance Growth Investors Portfolio occurred on November 22, 2002. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio).

(*) Expenses as a percentage of Average Net Assets (0.05%, 0.25%, 0.40%, 0.50%, 1.00%, 1.025%, 1.25%, 1.40%, 1.50%, 1.65% annualized) for each period indicated charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded.

(**) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


-----------------------------------------
Notes to Financial Statements (Concluded)
December 31, 2004
-----------------------------------------

9. Investment Income Ratio

Shown below is the Investment Income Ratio throughout the periods indicated for Separate Accounts 13, 10, 4 and 3. The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the periods indicated.

                                                      Year Ended December 31,
                                       ------------------------------------------------------
                                          2004       2003       2002       2001       2000
                                       ---------- ---------- ---------- ---------- ----------
Alliance Bond Fund ................... 3.81%      3.49%      4.25%      5.78%      6.31%
Alliance Balanced Fund ............... 2.19       2.25       2.89       3.43       3.56
Alliance Common Stock Fund ........... 0.46       0.47       0.40       0.46       0.45
Alliance Mid Cap Growth Fund ......... 0.14       0.27       0.26       0.45       0.74

Shown below is the Investment Income Ratio throughout the periods indicated for Separate Account No. 66. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

                                                                       Six Months Ended June 30,
                                                         ------------------------------------------------------
                                                            2004       2003       2002       2001       2000
                                                         ---------- ---------- ---------- ---------- ----------
AXA Premier VIP High Yield .............................  6.25%     5.10%      8.55%      7.66%       6.81%
AXA Premier VIP Technology .............................  1.22%       --         --         --          --
EQ/Alliance Growth and Income ..........................  1.47%     1.08%      1.26%      0.91%       0.70%
EQ/Alliance Intermediate Government Securities .........  3.14%     4.29%      6.12%      4.14%       3.20%
EQ/Alliance International ..............................  2.11%     2.02%        --       1.82%       0.43%
EQ/Alliance Premier Growth .............................  0.00%       --         --       0.01%       0.75%
EQ/Alliance Quality Bond ...............................  3.65%     2.62%      3.96%      5.09%       5.60%
EQ/Alliance Small Cap Growth ...........................  0.00%       --         --       1.07%         --
EQ/Bernstein Diversified Value .........................  2.10%     1.41%      1.71%      1.34%       1.15%
EQ/Calvert Socially Responsible ........................  0.00%       --         --       2.95%      12.16%
EQ/Capital Guardian Growth .............................  0.50%     0.07%      0.12%        --        1.84%
EQ/Capital Guardian International ......................  1.55%     1.48%      1.76%      2.13%       0.79%
EQ/Capital Guardian Research ...........................  0.63%     0.44%      0.58%      0.32%       1.34%
EQ/Capital Guardian U.S. Equity ........................  0.52%     0.37%      0.53%      0.48%       1.56%
EQ/Emerging Markets Equity .............................  0.60%     0.79%        --         --        7.08%
EQ/Equity 500 Index ....................................  1.69%     1.31%      2.03%      0.95%       1.45%
EQ/Evergreen Omega .....................................  0.29%       --         --       0.01%       0.49%
EQ/FI Mid Cap ..........................................  6.29%       --       0.02%      0.20%       0.46%
EQ/FI Small/Mid Cap Value ..............................  9.48%     0.39%      0.61%      0.69%       0.91%
EQ/Janus Large Cap Growth ..............................  0.28%       --         --       0.01%       0.35%
EQ/JP Morgan Value Opportunities .......................  1.32%     1.37%      1.13%      1.00%       0.97%
EQ/Lazard Small Cap Value .............................. 10.85%     1.14%      1.23%      5.93%       5.19%
EQ/Marsico Focus .......................................  0.00%       --         --         --          --
EQ/Mercury Basic Value Equity ..........................  4.94%     0.48%      1.16%      3.48%       5.08%
EQ/Mercury International Value .........................  1.44%     2.10%      0.84%      0.53%       7.59%
EQ/MFS Emerging Growth Companies .......................  0.00%       --         --       0.02%       1.99%
EQ/MFS Investors Trust .................................  0.59%     0.60%      0.53%      0.37%       0.55%
EQ/Money Market ........................................  0.84%     0.49%      1.68%      2.97%       4.00%
EQ/Small Company Index .................................  4.43%     0.37%      0.67%      1.58%         --

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AXA Equitable Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of Notes to the Consolidated Financial Statements, in 2004 AXA Equitable changed its method of accounting for variable interest entities and certain nontraditional long-duration contracts and for Separate Accounts and in 2002 changed its method of accounting for variable annuity products that contain guaranteed minimum income benefit features, and its method of accounting for intangible and long-lived assets.

/s/ PricewaterhouseCoopers LLP
New York, New York

March 31, 2005

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2004 AND 2003

                                                                                 DECEMBER 31,          December 31,
                                                                                    2004                  2003
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

ASSETS

Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    30,722.3        $    29,095.5
  Mortgage loans on real estate.............................................        3,131.9              3,503.1
  Equity real estate, held for the production of income.....................          643.2                656.5
  Policy loans..............................................................        3,831.4              3,894.3
  Other equity investments..................................................        1,010.5                789.1
  Other invested assets.....................................................        1,112.1                825.2
                                                                              -----------------    -----------------
      Total investments.....................................................       40,451.4             38,763.7
Cash and cash equivalents...................................................        1,680.8                999.1
Cash and securities segregated, at estimated fair value.....................        1,489.0              1,285.8
Broker-dealer related receivables...........................................        2,187.7              2,284.7
Deferred policy acquisition costs...........................................        6,813.9              6,290.4
Goodwill and other intangible assets, net...................................        3,761.4              3,513.4
Amounts due from reinsurers.................................................        2,549.6              2,460.4
Loans to affiliates, at estimated fair value................................          400.0                400.0
Other assets................................................................        3,600.9              3,829.7
Separate Accounts' assets...................................................       61,559.4             54,438.1
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $   124,494.1        $   114,265.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    26,875.1        $    25,307.7
Future policy benefits and other policyholders liabilities..................       14,099.6             13,934.7
Broker-dealer related payables..............................................          945.9              1,261.8
Customers related payables..................................................        2,658.7              1,897.5
Amounts due to reinsurers...................................................          994.0                936.5
Short-term and long-term debt...............................................        1,255.5              1,253.2
Income taxes payable........................................................        2,714.8              2,362.8
Other liabilities...........................................................        1,859.6              2,006.9
Separate Accounts' liabilities..............................................       61,559.4             54,300.6
Minority interest in equity of consolidated subsidiaries....................        2,040.4              1,744.9
Minority interest subject to redemption rights..............................          266.6                488.1
                                                                              -----------------    -----------------
      Total liabilities.....................................................      115,269.6            105,494.7
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,890.9              4,848.2
Retained earnings...........................................................        3,457.0              3,027.1
Accumulated other comprehensive income......................................          874.1                892.8
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        9,224.5              8,770.6
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   124,494.1        $   114,265.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                      2004               2003               2002
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,595.4       $     1,376.7      $     1,315.5
Premiums......................................................          879.6               889.4              945.2
Net investment income.........................................        2,501.4             2,386.9            2,377.2
Investment gains (losses), net................................           65.0               (62.3)            (278.5)
Commissions, fees and other income............................        3,355.0             2,811.8            2,987.6
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        8,396.4             7,402.5            7,347.0
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,867.1             1,708.2            2,036.0
Interest credited to policyholders' account balances..........        1,038.1               969.7              972.5
Compensation and benefits.....................................        1,604.9             1,327.0            1,244.3
Commissions...................................................        1,017.3               991.9              788.8
Distribution plan payments....................................          374.2               370.6              392.8
Amortization of deferred sales commissions....................          177.4               208.6              229.0
Interest expense..............................................           76.8                82.3               95.7
Amortization of deferred policy acquisition costs.............          472.9               434.6              296.7
Capitalization of deferred policy acquisition costs...........       (1,015.9)             (990.7)            (754.8)
Rent expense..................................................          185.0               165.8              168.8
Amortization of other intangible assets, net..................           22.9                21.9               21.2
Alliance charge for mutual fund matters and legal proceedings.            -                 330.0                -
Other operating costs and expenses............................          901.5               832.4              827.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,722.2             6,452.3            6,318.4
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
  income taxes and minority interest..........................        1,674.2               950.2            1,028.6
Income taxes..................................................         (396.3)             (240.5)             (50.9)
Minority interest in net income of consolidated subsidiaries..         (384.1)             (188.7)            (362.8)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          893.8               521.0              614.9
Earnings from other discontinued operations,
  net of income taxes.........................................            7.9                 3.4                5.6
Gain on sale of real estate held-for-sale, net of income taxes           31.1                 -                  -
Cumulative effect of accounting changes, net of
  income taxes................................................           (2.9)                -                (33.1)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      929.9       $       524.4      $       587.4
                                                                =================  =================  =================





                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                         2004               2003               2002
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.............            4,848.2            4,812.8            4,753.6
Increase in additional paid in capital
    in excess of par value....................................               42.7               35.4               59.2
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,890.9            4,848.2            4,812.8
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..........................            3,027.1            2,902.7            2,815.3
Net earnings..................................................              929.9              524.4              587.4
Shareholder dividends paid....................................             (500.0)            (400.0)            (500.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,457.0            3,027.1            2,902.7
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income,
  beginning of year...........................................              892.8              681.1              215.4
Other comprehensive (loss) income.............................              (18.7)             211.7              465.7
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              874.1              892.8              681.1
                                                                   -----------------   ----------------   ----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................      $     9,224.5       $    8,770.6       $    8,399.1
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       929.9       $      524.4       $      587.4
                                                                   -----------------   ----------------   ----------------
Change in unrealized (losses) gains, net of reclassification
   adjustments................................................              (31.1)             211.7              465.6
Minimum pension liability adjustment..........................                -                  -                   .1
Cumulative effect of accounting changes.......................               12.4                -                  -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              (18.7)             211.7              465.7
                                                                   -----------------   ----------------   ----------------
COMPREHENSIVE INCOME..........................................      $       911.2       $      736.1       $    1,053.1
                                                                   =================   ================   ================











                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                       2004                2003               2002
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net earnings..................................................    $       929.9       $      524.4       $       587.4
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,038.1              969.7               972.5
  Universal life and investment-type product
    policy fee income.........................................         (1,595.4)          (1,376.7)           (1,315.5)
  Net change in broker-dealer and customer related
    receivables/payables......................................            379.6               22.5              (237.3)
  Investment (gains) losses, net..............................            (65.0)              62.3               278.5
  Change in deferred policy acquisition costs.................           (543.0)            (556.1)             (458.1)
  Change in future policy benefits............................            129.3              (97.4)              218.0
  Change in property and equipment............................            (69.3)             (55.8)              (76.6)
  Change in income tax payable................................            349.6              246.3                93.3
  Change in accounts payable and accrued expenses.............            (27.4)             276.8                (8.9)
  Change in segregated cash and securities, net...............           (203.2)            (111.5)              240.8
  Minority interest in net income of consolidated subsidiaries            386.8              188.7               362.8
  Change in fair value of guaranteed
    minimum income benefit reinsurance contracts..............            (61.0)              91.0              (120.0)
  Amortization of deferred sales commissions..................            177.4              208.6               229.0
  Amortization of other intangible assets, net................             22.9               21.9                21.2
  Other, net..................................................            194.3              272.6              (114.2)
                                                                 -----------------   -----------------  -----------------
Net cash provided by operating activities.....................          1,043.6              687.3               672.9
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          3,341.9            4,216.4             2,996.0
  Sales.......................................................          2,983.6            4,818.2             8,035.9
  Purchases...................................................         (7,052.5)         (11,457.9)          (12,709.0)
  Change in short-term investments............................            (77.2)             610.7              (568.9)
  Purchase of minority interest in consolidated subsidiary ...           (410.7)               -                (249.7)
  Other, net..................................................            169.7               89.3               126.6
                                                                 -----------------   -----------------  -----------------
Net cash used by investing activities.........................         (1,045.2)          (1,723.3)           (2,369.1)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................          4,029.4            5,639.1             4,328.5
    Withdrawals and transfers to Separate Accounts............         (2,716.0)          (3,181.1)           (2,022.9)
  Net change in short-term financings.........................              -                (22.1)             (201.2)
  Shareholder dividends paid..................................           (500.0)            (400.0)             (500.0)
  Other, net..................................................           (130.1)            (270.4)             (318.6)
                                                                 -----------------   -----------------  -----------------
Net cash provided by financing activities.....................            683.3            1,765.5             1,285.8
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            681.7              729.5              (410.4)
Cash and cash equivalents, beginning of year..................            999.1              269.6               680.0
                                                                 -----------------   -----------------  -----------------
Cash and Cash Equivalents, End of Year........................    $     1,680.8       $      999.1       $       269.6
                                                                 =================   =================  =================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                                   (CONTINUED)

                                                                      2004               2003               2002
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information:
  Interest Paid...............................................   $       86.2       $        91.0      $        80.5
                                                                =================  =================  =================
  Income Taxes Paid (Refunded)................................   $      154.4       $       (45.7)     $      (139.6)
                                                                =================  =================  =================









                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)  ORGANIZATION

    In 2004, The Equitable Life Assurance Society of the United States was renamed to AXA Equitable Life Insurance Company ("AXA Equitable"). AXA Equitable, collectively with its consolidated subsidiaries (the "Company"), is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). The Company's insurance business is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), whose name was changed in 2004 from The Equitable of Colorado. The Company's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

    In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, the Company acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). In March and December 2004, the Company acquired a total of 10.7 million Alliance Units at the aggregated market price of $410.7 million from SCB Inc. and SCB Partners, Inc. under this preexisting agreement. As a result of the 2004 transactions, the Company recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million.

    The Company's consolidated economic interest in Alliance was 46.4% at December 31, 2004, and together with it's ownership with other AXA Financial companies, the consolidated economic interests in Alliance was approximately 61.3%.

    In July 2004, the Holding Company completed its acquisition of The MONY Group Inc. ("MONY"). The acquisition provides AXA Financial with additional scale in distribution, client base and assets under management.

    AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

2)  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation and Principles of Consolidation
    -----------------------------------------------------

    The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

    The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

    All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2004," "2003" and "2002" refer to the years ended December 31, 2004, 2003 and 2002, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

    Closed Block
    ------------

    As a result of demutualization, Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its own participating policyholders.

    Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block that would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

    Other Discontinued Operations
    -----------------------------

    In 1991, management discontinued the business of certain pension business operations ("Other Discontinued Operations"). Other Discontinued Operations principally consist of the group non-participating wind-up annuity products, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2004 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Other Discontinued Operations ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Other Discontinued Operations differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result. See
    Note 8 of Notes to Consolidated Financial Statements.

    Accounting Changes
    ------------------

    At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FIN No. 46(R), "Consolidation of Variable Interest Entities, Revised".

    At December 31, 2004, the Insurance Group's General Account held $34.1 million of investment assets issued by VIEs and determined to be significant variable interests under FIN No. 46(R). As reported in the consolidated balance sheet, these investments included $32.9 million of fixed maturities (collateralized debt and loan obligations) and $1.2 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2004 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance

    Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

    Management of Alliance has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that Alliance is required to consolidate under FIN No. 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia ("collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

    As a result of its review, Alliance Capital had consolidated an investment in a joint venture and its funds under management. At December 31, 2004, Alliance Capital sold this investment and accordingly, no longer consolidates this investment and its funds under management.

    Alliance Capital derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

    Alliance has significant variable interests in certain other VIEs with approximately $845 million in client assets under management. However, these VIEs do not require consolidation because management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss in these entities is limited to its nominal investments in and prospective investment management fees earned from these entities.

    Effective January 1, 2004, the Company adopted SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

    The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities, effective January 1, 2004. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying 2004 consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

    Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

    In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

    The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

    New Accounting Pronouncements
    -----------------------------

    On December 16, 2004, the FASB issued SFAS Statement No. 123(R), "Share-Based Payment". SFAS Statement No. 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") as originally issued. SFAS No. 123(R) requires the cost of all share-based payments to employees, including stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, to be recognized in the financial statements based on the fair value of those awards. Under SFAS No. 123(R) the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS No. 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded. SFAS No. 123(R) is effective as of the first interim or annual reporting period beginning after June 15, 2005 and generally requires adoption using a modified version of prospective application. Under "modified prospective" application, SFAS No. 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS No. 123. Entities may further elect to apply SFAS No. 123(R) on a "modified retrospective" basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

    As more fully described in Note 21 of Notes to Consolidated Financial Statements, the Company elected under SFAS No. 123 to continue to account for stock-based compensation using the intrinsic value method and instead to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Consequently, adoption of SFAS No. 123(R) would be expected to result in recognition of compensation expense for certain types of the Company's equity-settled awards, such as options to purchase AXA ADRs, for which no cost previously would have been charged to net earnings under the intrinsic value method. Similarly, certain types of the Company's cash-settled awards, such as stock appreciation rights, may be expected to result either in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to the intrinsic value method. Management of the Company currently is assessing the impact of adoption of SFAS No. 123(R), including measurement and reporting of related income tax effects, selection of an appropriate valuation model and determination of assumptions, as well as consideration of plan design issues.

    On May 19, 2004, the FASB approved the issuance of FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", effective for the first interim or annual period beginning after June 15, 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") for employers that sponsor postretirement health care plans that provide prescription drug benefits. MMA introduced a new prescription drug benefit under Medicare that will go into effect in 2006 and also includes a Federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to

    Medicare-eligible retirees. The subsidy only is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as (i.e., actuarially equivalent to) the new Medicare coverage. The subsidy is not subject to Federal income tax.

    Clarifying regulations are expected to be issued by the Centers for Medicare and Medicaid Services to address the interpretation and determination of actuarial equivalency under MMA. In accordance with the provisions of FSP 106-2, management and its actuarial advisors will re-evaluate actuarial equivalency as new information about its interpretation or determination become available. Management and its actuarial advisors have not as yet been able to conclude whether the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measurements of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for these plans at and for the period ended December 31, 2004 do not reflect any amount associated with enactment of MMA, including the subsidy.

    Investments
    -----------

    The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

    Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

    Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

    Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

    Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

    Real estate investments meeting the following criteria are classified as real estate held-for-sale:
       o Management having the authority to approve the action commits the organization to a plan to sell the property.
       o The property is available for immediate sale in its present condition subject only to terms that are usual and customary forthe sale of such assets.
       o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
       o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
       o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
       o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

    Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

    Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2004 were not significant.

    Valuation allowances are netted against the asset categories to which they apply.

    Policy loans are stated at unpaid principal balances.

    Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

    Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

    Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

    Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

    All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

    Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)
    --------------------------------------------------------------------

    Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

    Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

    Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

    Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

    Recognition of Insurance Income and Related Expenses
    ----------------------------------------------------

    Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

    Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

    For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

    Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

    Deferred Policy Acquisition Costs
    ---------------------------------

    Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

    For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

    A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.95% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.95% net of product weighted average Separate Account fees) and 0% (-2.05% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2004, current projections of future average gross market returns assume a 2.3% return for 2005, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 1.5 years.

    In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

    Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

    For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2004, the average rate of assumed investment yields, excluding policy loans, was 7.0% grading to 6.3% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

    For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

    Policyholders' Account Balances and Future Policy Benefits
    ----------------------------------------------------------

    Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

    AXA Equitable issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. AXA Equitable also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

    Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

    For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

    For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

    For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.85% for annuity liabilities.

    Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

    Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $71.7 million and $69.9 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, respectively, $1,081.5 million and $1,069.8 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $        35.0       $       33.8       $       36.6
        Incurred benefits related to prior years...........           12.8               (2.8)              (6.3)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        47.8       $       31.0       $       30.3
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.9       $       12.1       $       11.5
        Benefits paid related to prior years...............           33.1               34.9               37.2
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        46.0       $       47.0       $       48.7
                                                            =================   ================   =================

    Policyholders' Dividends
    ------------------------

    The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

    At December 31, 2004, participating policies, including those in the Closed Block, represent approximately 16.5% ($32.6 billion) of directly written life insurance in-force, net of amounts ceded.

    Separate Accounts
    -----------------

    Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the general account in connection with the adoption of SOP 03-1 as of January 1, 2004.

    The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2004, 2003 and 2002, investment results of such Separate Accounts were gains (losses) of $2,191.4 million, $(466.2) million and $(4,740.7) million, respectively.

    Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

    Recognition of Investment Management Revenues and Related Expenses
    ------------------------------------------------------------------

    Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for certain private client transactions and institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

    Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2004 and

    2003, respectively, net deferred sales commissions totaled $254.5 million and $387.2 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2004 net balance for each of the next five years is approximately $20.7 million.

    Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

    Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount.

    Other Accounting Policies
    -------------------------

    In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.49 billion and $1.29 billion have been segregated in a special reserve bank custody account at December 31, 2004 and 2003, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

    Intangible assets related to the Bernstein acquisition include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives of twenty years.

    Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

    The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

    Minority interest subject to redemption rights represents the remaining 16.3 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired
    16.32 million of the former Bernstein shareholders' Alliance Units in 2004. The outstanding 16.3 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining five years ending in 2009.

    Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

    The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 of Notes to Consolidated Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)  INVESTMENTS

    The following tables provide additional information relating to fixed maturities and equity securities:

                                                               GROSS              GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                             COST              GAINS              LOSSES            FAIR VALUE
                                        ---------------   -----------------  -----------------   ---------------
                                                                     (IN MILLIONS)
    DECEMBER 31, 2004
    Fixed Maturities:
      Available for Sale:
        Corporate.....................   $    22,285.8     $    1,684.3       $       45.3       $   23,924.8
        Mortgage-backed...............         3,472.4             47.7                9.7            3,510.4
        U.S. Treasury, government
          and agency securities.......           964.1             54.9                1.3            1,017.7
        States and political
          subdivisions................           187.1             20.6                 .8              206.9
        Foreign governments...........           245.1             47.2                 .1              292.2
        Redeemable preferred stock....         1,623.1            151.4                4.2            1,770.3
                                        ----------------- -----------------  -----------------  ----------------
          Total Available for Sale....   $    28,777.6     $    2,006.1       $       61.4       $   30,722.3
                                        ================= =================  =================  ================
    Equity Securities:
      Available for sale..............   $         1.0     $        1.2       $         .1       $        2.1
      Trading securities..............              .4              1.0                 .2                1.2
                                        ----------------- -----------------  -----------------  ----------------
    Total Equity Securities...........   $         1.4     $        2.2       $         .3       $        3.3
                                        ================= =================  =================  ================
    December 31, 2003
    Fixed Maturities:
      Available for Sale:
        Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
        Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
        U.S. Treasury, government
          and agency securities.......           812.3             58.7                 .5              870.5
        States and political
          subdivisions................           188.2             14.1                2.0              200.3
        Foreign governments...........           248.4             45.9                 .3              294.0
        Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                        ----------------- -----------------  -----------------  ----------------
          Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                        ================= =================  =================  ================
    Equity Securities:
      Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
      Trading securities..............             1.9               .6                1.5                1.0
                                        ----------------- -----------------  -----------------  ----------------
    Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                        ================= =================  =================  ================


    For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2004 and 2003, securities without a readily ascertainable market value having an amortized cost of $4,138.7 million and $4,462.1 million, respectively, had estimated fair values of $4,446.0 million and $4,779.6 million, respectively.

    The contractual maturity of bonds at December 31, 2004 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      878.8       $      895.5
        Due in years two through five..........................................       5,162.9            5,512.4
        Due in years six through ten...........................................      10,355.1           11,145.6
        Due after ten years....................................................       7,285.3            7,888.1
        Mortgage-backed securities.............................................       3,472.4            3,510.4
                                                                                ----------------   -----------------
        Total..................................................................  $   27,154.5       $   28,952.0
                                                                                ================   =================

    Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

    The following table discloses fixed maturities (636 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2004:

                                  LESS THAN 12 MONTHS             12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                   GROSS                         GROSS                          GROSS
                                ESTIMATED       UNREALIZED     ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE        LOSSES       FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             --------------- ---------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)

   Fixed Maturities:
     Corporate.............  $     1,709.6   $       20.0     $      545.4   $       25.3    $    2,255.0    $      45.3
     Mortgage-backed.......          776.5            8.5             69.6            1.2           846.1            9.7
     U.S. Treasury,
       Government and
       Agency securities...          138.4            1.1              4.8             .2           143.2            1.3
     States and political
       Subdivisions........            -              -               19.4             .8            19.4             .8
     Foreign governments...            5.0             .1              -              -               5.0             .1
     Redeemable
       Preferred stock.....           58.0            3.5             14.3             .7            72.3            4.2
                             --------------- ---------------  -------------  -------------   -------------  ------------
   Total Temporarily
     Impaired Securities ..  $     2,687.5   $       33.2     $      653.5   $       28.2    $    3,341.0   $       61.4
                             =============== ===============  =============  =============   =============  ============

    The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2004, approximately $987.3 million or 3.6% of the $27,154.5 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

    At December 31, 2004, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $15.5 million.

    The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2004 and 2003 were $891.0 million and $775.5 million, respectively.

    The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $17.6 million and $122.4 million at December 31, 2004 and 2003, respectively. Gross interest income on these loans included in net investment income aggregated $6.9 million, $7.8 million and $5.3 million in 2004, 2003 and 2002, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $8.5 million, $10.0 million and $6.8 million in 2004, 2003 and 2002, respectively.

    Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                     DECEMBER 31,
                                                                       ----------------------------------------
                                                                              2004                 2003
                                                                       -------------------  -------------------
                                                                                    (IN MILLIONS)
    Impaired mortgage loans with investment valuation allowances......   $         89.4       $        149.4
    Impaired mortgage loans without investment valuation allowances...             10.7                 29.1
                                                                       -------------------  -------------------
    Recorded investment in impaired mortgage loans....................            100.1                178.5
    Investment valuation allowances...................................            (11.3)               (18.8)
                                                                       -------------------  -------------------
    Net Impaired Mortgage Loans.......................................   $         88.8       $        159.7
                                                                       ===================  ===================

    During 2004, 2003 and 2002, respectively, the Company's average recorded investment in impaired mortgage loans was $148.3 million, $180.9 million and $138.1 million. Interest income recognized on these impaired mortgage loans totaled $11.4 million, $12.3 million and $10.0 million for 2004, 2003 and 2002, respectively.

    Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2004 and 2003, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $79.2 million and $143.2 million.

    The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2004 and 2003, the carrying value of equity real estate held-for-sale amounted to zero and $56.9 million, respectively. For 2004, 2003 and 2002, respectively, real estate of zero, $2.8 million and $5.6 million was acquired in satisfaction of debt. At December 31, 2004 and 2003, the Company owned $221.0 million and $275.8 million, respectively, of real estate acquired in satisfaction of debt of which $2.2 million and $3.6 million, respectively, are held as real estate joint ventures.

    Accumulated depreciation on real estate was $207.5 million and $189.6 million at December 31, 2004 and 2003, respectively. Depreciation expense on real estate totaled $20.8 million, $38.8 million and $18.0 million for 2004, 2003 and 2002, respectively.

    Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                   2004              2003                2002
                                                            ----------------    ----------------   -----------------
                                                                                 (IN MILLIONS)
    Balances, beginning of year..........................   $        20.5       $       55.0       $       87.6
    Additions charged to income..........................             3.9               12.2               32.5
    Deductions for writedowns and
      asset dispositions.................................           (13.1)             (15.2)             (65.1)
    Deduction for transfer of real estate held-for-sale
      to real estate held for the production of income...             -                (31.5)               -
                                                            ----------------    ----------------   -----------------
    Balances, End of Year................................   $        11.3       $       20.5       $       55.0
                                                            ================    ================   =================

    Balances, end of year comprise:
      Mortgage loans on real estate......................   $        11.3       $       18.8       $       23.4
      Equity real estate.................................             -                  1.7               31.6
                                                            ----------------    ----------------   -----------------
    Total................................................   $        11.3       $       20.5       $       55.0
                                                            ================    ================   =================

4)  EQUITY METHOD INVESTMENTS

    Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,008.2 million and $896.9 million, respectively, at December 31, 2004 and 2003. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $66.2 million, $4.3 million and $(18.3) million, respectively, for 2004, 2003 and 2002.

    Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 6 individual ventures at December 31, 2004 and 2003, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                        DECEMBER 31,
                                                                            ------------------------------------
                                                                                  2004                2003
                                                                            ----------------   -----------------
                                                                                         (IN MILLIONS)
    BALANCE SHEETS
    Investments in real estate, at depreciated cost........................  $       537.1      $       551.6
    Investments in securities, generally at estimated fair value...........          162.4              204.8
    Cash and cash equivalents..............................................           13.5               37.6
    Other assets...........................................................           23.0               22.8
                                                                            ----------------   -----------------
    Total Assets...........................................................  $       736.0      $       816.8
                                                                            ================   =================

    Borrowed funds - third party...........................................  $       254.3      $       259.7
    Other liabilities......................................................           17.4               19.5
                                                                            ----------------   -----------------
    Total liabilities......................................................          271.7              279.2
                                                                            ----------------   -----------------

    Partners' capital......................................................          464.3              537.6
                                                                            ----------------   -----------------
    Total Liabilities and Partners' Capital................................  $       736.0      $       816.8
                                                                            ================   =================

    The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       168.8
                                                                            ================   =================

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)
    STATEMENTS OF EARNINGS
    Revenues of real estate joint ventures.............  $        95.2       $       95.6       $       98.4
    Net revenues (losses) of
      other limited partnership interests..............           19.8               26.0              (23.2)
    Interest expense - third party.....................          (16.9)             (18.0)             (19.8)
    Other expenses.....................................          (64.0)             (61.7)             (59.3)
                                                        -----------------   ----------------   -----------------
    Net Earnings (Losses)..............................  $        34.1       $       41.9       $       (3.9)
                                                        =================   ================   =================

    The Company's Equity in Net Earnings of These
      Entities Included Above..........................  $        11.0       $        5.0       $       12.8
                                                        =================   ================   =================

5)  NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

    The sources of net investment income follows:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Fixed maturities...................................  $     1,879.5       $    1,792.6       $    1,755.4
    Mortgage loans on real estate......................          249.6              279.5              314.8
    Equity real estate.................................          124.8              136.9              153.7
    Other equity investments...........................           78.4               49.3              (45.4)
    Policy loans.......................................          251.0              260.1              269.4
    Other investment income............................           92.0               66.8              114.1
                                                        -----------------   ----------------   -----------------

      Gross investment income..........................        2,675.3            2,585.2            2,562.0

      Investment expenses..............................         (173.9)            (198.3)            (184.8)
                                                        -----------------   ----------------   -----------------

    Net Investment Income..............................  $     2,501.4       $    2,386.9       $    2,377.2
                                                        =================   ================   =================

    Investment gains (losses) by investment category, including changes in the valuation allowances, follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Fixed maturities...................................  $        26.3       $     (100.7)      $     (374.3)
    Mortgage loans on real estate......................             .2                1.3                3.7
    Equity real estate.................................           11.6               26.8              101.5
    Other equity investments...........................           24.4                2.0                3.3
    Issuance and sales of Alliance Units...............            -                  -                   .5
    Other..............................................            2.5                8.3              (13.2)
                                                        -----------------   ----------------   -----------------
      Investment gains (losses), net...................  $        65.0       $      (62.3)      $     (278.5)
                                                        =================   ================   =================

    Writedowns of fixed maturities amounted to $36.4 million, $193.2 million and $312.8 million for 2004, 2003 and 2002, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $10.3 million and zero, respectively, for 2004 and $5.2 million and zero, respectively, for 2003.

    For 2004, 2003 and 2002, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,908.3 million, $4,773.5 million and $7,176.3 million. Gross gains of $47.7 million, $105.1 million and $108.4 million and gross losses of $9.7 million, $39.5 million and $172.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2004, 2003 and 2002 amounted to $.8 million, $416.8 million and $1,047.8 million, respectively.

    In 2004, 2003 and 2002, respectively, net unrealized holding gains (losses) on trading account equity securities of $.3 million, $2.1 million, and $.5 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.2 million and $1.0 million and costs of $.4 million and $1.9 million at December 31, 2004 and 2003, respectively.

    For 2004, 2003 and 2002, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $70.4 million, $76.5 million and $92.1 million, respectively.

    Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Balance, beginning of year.........................  $       892.8       $      681.1       $      215.5
    Changes in unrealized investment gains (losses)....          (12.8)             440.8            1,049.9
    Changes in unrealized investment (gains) losses
      attributable to:
        Participating group annuity contracts,
           Closed Block policyholder dividend
           obligation and other........................           (1.5)             (53.0)            (157.3)
        DAC............................................           (2.5)             (65.7)            (174.1)
        Deferred income taxes..........................           (1.9)            (110.4)            (252.9)
                                                        -----------------   ----------------   -----------------
    Balance, End of Year...............................  $       874.1       $      892.8       $      681.1
                                                        =================   ================   =================

                                                                  2004                2003              2002
                                                         ----------------    -----------------  ----------------
                                                                               (IN MILLIONS)
    Balance, end of year comprises:
      Unrealized investment gains (losses) on:
        Fixed maturities...............................  $     2,003.2       $    2,015.7       $    1,572.0
        Other equity investments.......................            1.2                1.5               (1.5)
        Other..........................................          (28.1)             (28.1)             (22.2)
                                                         ----------------    -----------------  ----------------
          Total........................................        1,976.3            1,989.1            1,548.3
      Amounts of unrealized investment (gains) losses
        attributable to:
          Participating group annuity contracts,
            Closed Block policyholder dividend
            obligation and other.......................         (275.7)            (274.2)            (221.2)
          DAC..........................................         (342.2)            (339.7)            (274.0)
          Deferred income taxes........................         (484.3)            (482.4)            (372.0)
                                                         ----------------    -----------------  ----------------
    Total..............................................  $       874.1       $      892.8       $      681.1
                                                         ================    =================  ================

    Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)  ACCUMULATED OTHER COMPREHENSIVE INCOME

    Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)

    Unrealized gains on investments....................  $       874.1       $      892.8       $      681.1
                                                        -----------------   ----------------   -----------------
    Total Accumulated Other
      Comprehensive Income.............................  $       874.1       $      892.8       $      681.1
                                                        =================   ================   =================

    The components of other comprehensive income for the past three years follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Net unrealized gains (losses) on investments:
      Net unrealized gains arising during
        the period.....................................  $        69.4       $      416.6       $    1,008.9
      (Gains) losses reclassified into net earnings
        during the period..............................          (82.2)              24.2               41.0
                                                        -----------------   ----------------   -----------------
    Net unrealized gains on investments................          (12.8)             440.8            1,049.9
    Adjustments for policyholders liabilities,
        DAC and deferred income taxes..................           (5.9)            (229.1)            (584.3)
                                                        -----------------   ----------------   -----------------

    Change in unrealized (losses) gains, net of
        adjustments....................................          (18.7)             211.7              465.6
    Change in minimum pension liability................            -                  -                   .1
                                                        -----------------   ----------------   -----------------
    Total Other Comprehensive (Loss) Income............  $       (18.7)      $      211.7       $      465.7
                                                        =================   ================   =================

 7) CLOSED BLOCK

    The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

    If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force,

    Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

    Summarized financial information for the Closed Block is as follows:

                                                                             DECEMBER 31,         December 31,
                                                                                 2004                 2003
                                                                           -----------------    -----------------
                                                                                       (IN MILLIONS)

    CLOSED BLOCK LIABILITIES:
    Future policy benefits, policyholders' account balances and other....  $     8,911.5        $     8,972.1
    Policyholder dividend obligation.....................................          264.3                242.1
    Other liabilities....................................................          122.1                129.5
                                                                           -----------------    -----------------
    Total Closed Block liabilities.......................................        9,297.9              9,343.7
                                                                           -----------------    -----------------

    ASSETS DESIGNATED TO THE CLOSED BLOCK:
    Fixed maturities, available for sale, at estimated fair value
      (amortized cost of $5,488.6 and $5,061.0)..........................        5,823.2              5,428.5
    Mortgage loans on real estate........................................        1,098.8              1,297.6
    Policy loans.........................................................        1,322.5              1,384.5
    Cash and other invested assets.......................................           37.1                143.3
    Other assets.........................................................          187.0                199.2
                                                                           -----------------    -----------------
     Total assets designated to the Closed Block.........................        8,468.6              8,453.1
                                                                           -----------------    -----------------

    Excess of Closed Block liabilities over assets designated to
       the Closed Block..................................................          829.3                890.6

    Amounts included in accumulated other comprehensive income:
       Net unrealized investment gains, net of deferred income tax expense of $24.6 and $43.9 and policyholder dividend
         obligation of $264.3 and $242.1.................................           45.7                 81.6
                                                                           -----------------    -----------------

    Maximum Future Earnings To Be Recognized From Closed Block
       Assets and Liabilities............................................  $       875.0        $       972.2
                                                                           =================    =================


    Closed Block revenues and expenses were as follows:

                                                                2004               2003                 2002
                                                           ----------------   ----------------   --------------------
                                                                               (IN MILLIONS)

    REVENUES:
    Premiums and other income............................   $      471.0       $      508.5       $       543.8
    Investment income (net of investment
       expenses of $.3, $2.4, and $5.4)..................          554.8              559.2               582.4
    Investment gains (losses), net.......................           18.6              (35.7)              (47.0)
                                                           ----------------   ----------------   --------------------
    Total revenues.......................................        1,044.4            1,032.0             1,079.2
                                                           ----------------   ----------------   --------------------

    BENEFITS AND OTHER DEDUCTIONS:
    Policyholders' benefits and dividends................          887.3              924.5               980.2
    Other operating costs and expenses...................            3.5                4.0                 4.4
                                                           ----------------   ----------------   --------------------
    Total benefits and other deductions..................          890.8              928.5               984.6
                                                           ----------------   ----------------   --------------------

    Net revenues before income taxes.....................          153.6              103.5                94.6
    Income tax expense...................................          (56.4)             (37.5)              (34.7)
                                                           ----------------   ----------------   --------------------
    Net Revenues.........................................   $       97.2       $       66.0       $        59.9
                                                           ================   ================   ====================

    Reconciliation of the policyholder dividend obligation is as follows:

                                                                                       DECEMBER 31,
                                                                            ------------------------------------
                                                                                 2004                2003
                                                                            ----------------   -----------------
                                                                                       (IN MILLIONS)
    Balance at beginning of year...........................................  $       242.1      $       213.3
    Unrealized investment gains............................................           22.2               28.8
                                                                            ----------------   -----------------
    Balance at End of Year ................................................  $       264.3      $       242.1
                                                                            ================   =================

    Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                2004                2003
                                                                           ----------------   -----------------
                                                                                      (IN MILLIONS)
    Impaired mortgage loans with investment valuation allowances...........  $        59.5      $        58.3
    Impaired mortgage loans without investment valuation allowances........            2.3                5.8
                                                                            ----------------   -----------------
    Recorded investment in impaired mortgage loans.........................           61.8               64.1
    Investment valuation allowances........................................           (4.2)              (3.7)
                                                                            ----------------   -----------------
    Net Impaired Mortgage Loans............................................  $        57.6      $        60.4
                                                                            ================   =================

    During 2004, 2003 and 2002, the Closed Block's average recorded investment in impaired mortgage loans was $64.2 million, $51.9 million and $26.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $2.7 million and $2.1 million for 2004, 2003 and 2002, respectively.

    Valuation allowances amounted to $4.0 million and $3.6 million on mortgage loans on real estate and zero and $.1 million on equity real estate at December 31, 2004 and 2003, respectively. Writedowns of fixed maturities amounted to $10.8 million, $37.8 million and $40.0 million for 2004, 2003 and 2002, respectively.

8)  OTHER DISCONTINUED OPERATIONS

    Summarized financial information for Other Discontinued Operations follows:

                                                                                     DECEMBER 31,
                                                                          --------------------------------------
                                                                                2004                 2003
                                                                          -----------------    -----------------
                                                                                      (IN MILLIONS)
    BALANCE SHEETS
    Fixed maturities, available for sale, at estimated fair value
      (amortized cost of $643.6 and $644.7)..............................  $      702.1         $      716.4
    Equity real estate...................................................         190.1                198.2
    Mortgage loans on real estate........................................          21.4                 63.9
    Other equity investments.............................................           4.4                  7.5
    Other invested assets................................................            .3                   .2
                                                                          -----------------    -----------------
      Total investments..................................................         918.3                986.2
    Cash and cash equivalents............................................         150.2                 63.0
    Other assets.........................................................          33.3                110.9
                                                                          -----------------    -----------------
    Total Assets.........................................................  $    1,101.8         $    1,160.1
                                                                          =================    =================

    Policyholders liabilities............................................  $      844.6         $      880.3
    Allowance for future losses..........................................         132.7                173.4
    Other liabilities....................................................         124.5                106.4
                                                                          -----------------    -----------------
    Total Liabilities....................................................  $    1,101.8         $    1,160.1
                                                                          =================    =================

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    STATEMENTS OF EARNINGS
    Investment income (net of investment
      expenses of $17.2, $21.0 and $18.1)..............  $        68.5       $       70.6       $       69.7
    Investment gains, net..............................            3.6                5.4               34.2
    Policy fees, premiums and other income.............            -                  -                   .2
                                                        -----------------   ----------------   -----------------
    Total revenues.....................................           72.1               76.0              104.1

    Benefits and other deductions......................          (99.4)              89.4               98.7
    (Losses charged) earnings credited  to allowance
      for future losses................................          (27.3)             (13.4)               5.4
                                                        -----------------   ----------------   -----------------
    Pre-tax loss from operations.......................            -                  -                  -
    Pre-tax earnings from releasing the allowance
      for future losses................................           12.0                5.2                8.7
    Income tax expense.................................           (4.1)              (1.8)              (3.1)
                                                        -----------------   ----------------   -----------------
    Earnings from Other
      Discontinued Operations..........................  $         7.9       $        3.4       $        5.6
                                                        =================   ================   =================

    The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

    Valuation allowances of zero and $2.5 million on mortgage loans on real estate were held at December 31, 2004 and 2003, respectively. During 2004, 2003 and 2002, discontinued operations' average recorded investment in impaired mortgage loans was $8.4 million, $16.2 million and $25.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.0 million, $1.3 million and $2.5 million for 2004, 2003 and 2002, respectively.

9)  GMDB, GMIB, GMWB AND NO LAPSE GUARANTEES

    Variable Annuity Contracts - GMDB and GMIB

    The Company issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

    a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

    b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

    c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

    d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

    The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2004:

                                                              GMDB               GMIB                TOTAL
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Balance at December 31, 2002.......................  $       128.4       $      117.5       $      245.9
      Paid guarantee benefits..........................          (65.6)               -                (65.6)
      Other changes in reserves........................            6.5              (31.9)             (25.4)
                                                        -----------------   ----------------   -----------------
    Balance at December 31, 2003.......................           69.3               85.6              154.9
      Paid guarantee benefits..........................          (46.8)               -                (46.8)
      Other changes in reserve.........................           45.1               32.0               77.1
                                                        -----------------   ----------------   -----------------
    Balance at December 31, 2004.......................  $        67.6       $      117.6       $      185.2
                                                        =================   ================   =================

    Related GMDB reinsurance ceded amounts were:

                                                              GMDB
                                                        -----------------
    Balance at December 31, 2002.......................  $        21.5
      Paid guarantee benefits..........................          (18.5)
      Other changes in reserves........................           14.2
                                                        -----------------
    Balance at December 31, 2003.......................           17.2
      Paid guarantee benefits..........................          (12.9)
      Other changes in reserve.........................            6.0
                                                        -----------------
    Balance at December 31, 2004.......................  $        10.3
                                                        =================

    The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16 of Notes to Consolidated Financial Statements.

    The December 31, 2004 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                             RETURN
                                                               OF
                                                            PREMIUM      RATCHET    ROLL-UP     COMBO      TOTAL
                                                            -------      -------    -------     -----      -----
                                                                           (DOLLARS IN MILLIONS)
GMDB:
-----
  Account Value (1).....................................  $ 30,176     $6,264      $8,265    $10,935     $55,640
  Net amount at risk, gross ............................     $ 965       $623      $1,852        $15      $3,455
  Net amount at risk, net of amounts reinsured..........     $ 963       $419      $1,113        $15      $2,510
  Average attained age of Contractholders...............      49.6       60.1        62.6       60.3        52.0
  Percentage of Contractholders over age 70.............      7.3%       21.7%      28.2%      20.5%       10.9%
  Range of guaranteed minimum return rates..............      N/A        N/A        3%-6%      3%-6%       3%-6%

GMIB:
-----
  Account Value (2).....................................       N/A        N/A      $5,834    $14,892     $20,726
  Net amount at risk, gross ............................       N/A        N/A        $372          -        $372
  Net amount at risk, net of amounts reinsured..........       N/A        N/A         $92          -         $92
  Weighted average years remaining until annuitization..       N/A        N/A         3.7        9.2         7.3
  Range of guaranteed minimum return rates..............       N/A        N/A       3%-6%      3%-6%       3%-6%

    (1) Included General Account balances of $11,711 million, $220 million, $136 million and $440 million, respectively, for a total of $12,507 million.

    (2) Included General Account balances of $1 million and $641 million, respectively, for a total of $642 million.

    For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

    For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

    In 2003, AXA Equitable initiated a program intended to hedge certain risks associated with the GMDB feature of the Accumulator(R) series of annuity products sold beginning April 2002. In 2004, the program was expanded to include hedging for certain risks associated with the GMIB feature of the Accumulator(R) series of annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2004, the total account value and net amount at risk of contracts were $20,887 million and $21 million, respectively, for the GMDB hedge program and $7,446 million and zero, respectively, for the GMIB hedge program.

    In third quarter 2004, AXA Equitable began to sell variable annuity contracts with guaranteed minimum withdrawal benefits ("GMWB"). At December 31, 2004, the reserve for such benefits was zero.

    The following table presents the aggregate fair value of assets, by major investment fund option, held by Separate Accounts that are subject to GMDB and GMIB benefits and guarantees. Since variable contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                DECEMBER 31,       December 31,
                                                                                    2004               2003
                                                                               ----------------  ------------------
                                                                                          (IN MILLIONS)
    GMDB:
       Equity...............................................................    $   32,088        $    26,159
       Fixed income.........................................................         4,192              3,815
       Balanced.............................................................         5,342              2,761
       Other................................................................         1,551              1,497
                                                                               ----------------  ------------------
       Total................................................................    $   43,173        $    34,232
                                                                               ================  ==================

    GMIB:
       Equity...............................................................    $   14,325        $    10,025
       Fixed income.........................................................         2,425              2,319
       Balanced.............................................................         2,768                725
       Other................................................................           565                711
                                                                               ----------------  ------------------
       Total................................................................    $   20,083        $    13,780
                                                                               ================  ==================

    Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee
    ----------------------------------------------------------------------------

    The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due.

    The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

    The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:

                                                                 DIRECT           REINSURANCE
                                                               LIABILITY             CEDED                NET
                                                            -----------------   -----------------   -----------------
                                                                                 (IN MILLIONS)
      Balance at December 31, 2003.......................    $        37.4       $        -          $       37.4
        Impact of adoption of SOP 03-1...................            (23.4)              (1.7)              (25.1)
        Other changes in reserve.........................              6.5               (4.4)                2.1
                                                            -----------------   -----------------   -----------------
      Balance at December 31, 2004.......................    $        20.5       $       (6.1)       $       14.4
                                                            =================   =================   =================

10) SHORT-TERM AND LONG-TERM DEBT

    Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                          --------------------------------------
                                                                                2004                2003
                                                                          -----------------   ------------------
                                                                                        (IN MILLIONS)
    Short-term debt:
    Current portion of long-term debt...................................  $       399.9        $          -
    Promissory note, 1.44% ..............................................         248.3                248.3
                                                                          -----------------    -----------------
    Total short-term debt................................................         648.2                248.3
                                                                          -----------------    -----------------

    Long-term debt:
    AXA Equitable:
      Surplus notes, 6.95%, due 2005.....................................           -                  399.8
      Surplus notes, 7.70%, due 2015.....................................         199.8                199.8
                                                                          -----------------    -----------------
          Total AXA Equitable............................................         199.8                599.6
                                                                          -----------------    -----------------
    Alliance:
      Senior Notes, 5.625%, due 2006.....................................         399.2                398.8
      Other..............................................................           8.3                  6.5
                                                                          -----------------    -----------------
          Total Alliance.................................................         407.5                405.3
                                                                          -----------------    -----------------

    Total long-term debt.................................................         607.3              1,004.9
                                                                          -----------------    -----------------

    Total Short-term and Long-term Debt..................................  $    1,255.5         $    1,253.2
                                                                          =================    =================

    Short-term Debt
    ---------------

    AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

    On July 9, 2004, AXA and certain of its subsidiaries entered into a
    (euro)3.5 billion global credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

    AXA Equitable has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2005, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

    At December 31, 2004 and 2003, the Company had pledged real estate of $307.1 million and $309.8 million, respectively, as collateral for certain short-term debt.

    Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2004. At December 31, 2004, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

    At December 31, 2004, Alliance maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2004, no amounts were outstanding under the ECN program.

    Long-term Debt
    --------------

    At December 31, 2004, the Company was not in breach of any debt covenants.

    At December 31, 2004, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $408.4 million for 2006, zero for 2007, 2008 and 2009, and $200.0 million thereafter.

    In August 2001, Alliance issued $400.0 million 5.625% notes pursuant to a shelf registration statement under which Alliance may issue up to $600.0 million in senior debt securities. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

11) INCOME TAXES

    A summary of the income tax expense in the consolidated statements of earnings follows:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Income tax expense:
      Current expense (benefit)........................  $       358.9       $      112.5       $     (400.0)
      Deferred expense.................................           37.4              128.0              450.9
                                                        -----------------   ----------------   -----------------
    Total..............................................  $       396.3       $      240.5       $       50.9
                                                        =================   ================   =================

    The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Expected income tax expense........................  $       586.0       $      332.6       $      360.0
    Minority interest..................................         (110.4)             (58.7)            (128.3)
    Separate Account investment activity...............          (63.3)             (29.1)            (159.3)
    Non-taxable investment income......................          (22.6)             (20.8)               3.4
    Non-deductible penalty.............................            -                 14.8                -
    Adjustment of tax audit reserves...................            7.7               (9.9)             (34.2)
    Non-deductible goodwill and other intangibles......            2.7                -                  -
    Other..............................................           (3.8)              11.6                9.3
                                                        -----------------   ----------------   -----------------
    Income Tax Expense.................................  $       396.3       $      240.5       $       50.9
                                                        =================   ================   =================

    The components of the net deferred income taxes are as follows:

                                                   DECEMBER 31, 2004                  December 31, 2003
                                            ---------------------------------  ---------------------------------
                                                ASSETS         LIABILITIES         Assets         Liabilities
                                            ---------------  ----------------  ---------------   ---------------
                                                                       (IN MILLIONS)
    Compensation and related benefits......  $       -        $      213.9      $        -        $     271.8
    Reserves and reinsurance...............        945.1               -               801.9              -
    DAC....................................          -             2,026.8               -            1,855.6
    Unrealized investment gains............          -               483.7               -              482.4
    Investments............................          -               557.9               -              525.3
    Other..................................          -                41.9               6.7              -
                                            ---------------  ----------------  ---------------   ---------------
    Total..................................  $     945.1      $    3,324.2      $      808.6      $   3,135.1
                                            ===============  ================  ===============   ===============

    In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

    In 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.

12) REINSURANCE AGREEMENTS

    The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

    During 2004, the Insurance Group reinsured most of its new variable life, universal life and term life policies on an excess of retention basis, retaining up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 50% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

    At December 31, 2004, the Company had reinsured in the aggregate approximately 27.4% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75.3% of its current liability exposure resulting from the GMIB feature.

    Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2004 and 2003 were $90.0 million and $29.0 million, respectively. The increase (decrease) in estimated fair value was $61.0 million and $(91.0) million for the years ended December 31, 2004 and 2003, respectively.

    At December 31, 2004 and 2003, respectively, reinsurance recoverables related to insurance contracts amounted to $2.55 billion and $2.46 billion. Reinsurance payables related to insurance contracts totaling $27.9 million and $27.5 million are included in other liabilities in the consolidated balance sheets.

    The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $387.4 million and $389.7 million at December 31, 2004 and 2003, respectively.

    The Insurance Group also cedes a portion of its extended term insurance, paid up life insurance and guaranteed interest contracts and substantially all of its individual disability income through various coinsurance agreements.

    In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2004 and 2003 were $653.0 million and $587.5 million, respectively.

    The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       828.9       $      913.8       $      954.6
        Reinsurance assumed................................          191.2              153.2              181.4
        Reinsurance ceded..................................         (140.5)            (177.6)            (190.8)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       879.6       $      889.4       $      945.2
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       134.8       $      100.3       $       96.6
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       344.7       $      390.9       $      346.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        50.2       $       49.7       $       54.6
                                                            =================   ================   =================

13) EMPLOYEE BENEFIT PLANS

    The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. AXA Equitable's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

    Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2004 to the qualified plans of $10.0 million. The Company expected to require no cash contributions to the qualified plans to satisfy the minimum funding requirements for the year ended 2005.

    Components of net periodic pension expense (credit) follow:

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Service cost.......................................  $        34.6       $       31.8       $       32.1
        Interest cost on projected benefit obligations.....          121.9              122.6              125.3
        Expected return on assets..........................         (170.9)            (173.9)            (181.8)
        Net amortization and deferrals.....................           64.7               53.4                6.4
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Expense.......................  $        50.3       $       33.9       $      (18.0)
                                                            =================   ================   =================

    The projected benefit obligations under the pension plans were comprised of:

                                                                                       December 31,
                                                                             -----------------------------------
                                                                                 2004                2003
                                                                             ---------------   -----------------
                                                                                       (In Millions)
    Benefit obligations, beginning of year.................................  $    2,013.3       $    1,883.9
    Service cost...........................................................          28.6               26.8
    Interest cost..........................................................         121.9              122.6
    Actuarial losses ......................................................         184.0              113.5
    Benefits paid..........................................................        (135.8)            (133.5)
                                                                             ---------------   -----------------
    Benefit Obligations, End of Year.......................................  $    2,212.0       $    2,013.3
                                                                             ===============   =================

    The change in plan assets and the funded status of the pension plans was as follows:

                                                                                          December 31,
                                                                                ----------------------------------
                                                                                    2004               2003
                                                                                ---------------   ----------------
                                                                                         (In Millions)
    Plan assets at fair value, beginning of year..............................  $    2,015.1      $     1,785.4
    Actual return on plan assets..............................................         243.9              359.7
    Contributions.............................................................          11.4               10.0
    Benefits paid and fees....................................................        (143.7)            (140.0)
                                                                                ---------------   ----------------
    Plan assets at fair value, end of year....................................       2,126.7            2,015.1
    Projected benefit obligations.............................................       2,212.0            2,013.3
                                                                                ---------------   ----------------
    (Underfunding) excess of plan assets over projected benefit obligations...         (85.3)               1.8
    Unrecognized prior service cost...........................................          (9.8)             (34.8)
    Unrecognized net loss from past experience different
      from that assumed.......................................................         927.5              904.3
    Unrecognized net asset at transition......................................          (1.3)              (1.3)
                                                                                ---------------   ----------------
    Prepaid Pension Cost, Net.................................................  $      831.1      $       870.0
                                                                                ===============   ================

    The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $852.4 million and $886.4 million and the accrued liability for pension plans with accumulated benefit obligations in excess of plan assets was $21.3 million and $16.4 million at December 31, 2004 and 2003, respectively.

    The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                             DECEMBER 31,
                                                      ---------------------------------------------------------
                                                               2004                             2003
                                                      ---------------------------      ------------------------
                                                                             (IN MILLIONS)
                                                             ESTIMATED                    Estimated
                                                            FAIR VALUE         %          Fair Value       %
                                                      --------------------    ----     ----------------   -----
    Corporate and government debt securities.......    $       450.1          21.2     $      438.2       21.7
    Equity securities..............................          1,468.0          69.0          1,387.4       68.9
    Equity real estate ............................            192.8           9.1            184.8        9.2
    Short-term investments.........................             14.9            .7              2.1         .1
    Other..........................................               .9            -               2.6         .1
                                                      --------------------             ---------------
    Total Plan Assets..............................    $     2,126.7                   $     2,105.1
                                                      ====================             ===============

    The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. Strategy with respect to asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

    A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

    The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2004 and 2003.

                                                                                     AXA Financial
                                                                            --------------------------------
                                                                                2004               2003
                                                                                ----               ----
    Discount rate:
      Benefit obligation...............................................        5.75%              6.25%
      Periodic cost....................................................        6.25%              6.75%

    Rate of compensation increase:
      Benefit obligation and periodic cost.............................        5.75%              5.78%

    Expected long-term rate of return on plan assets (periodic cost)...         8.5%               8.5%

    As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

    The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were zero and zero, respectively, at December 31, 2004, and $51.1 million and $37.3 million, respectively, at December 31, 2003. The accumulated benefit obligation for all defined benefit pension plans was $2,072.6 million and $1,933.5 million at December 31, 2004 and 2003, respectively. The aggregate projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was zero at December 31, 2004 and $73.6 million at December 31, 2003.

    Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $23.2 million, $24.5 million and $26.0 million for 2004, 2003 and 2002, respectively.

    The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2005, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2004 and include benefits attributable to estimated future employee service.

                                               PENSION BENEFITS
                                             --------------------
                                                 (IN MILLIONS)
                  2005.......................  $     146.3
                  2006.......................        156.2
                  2007.......................        159.4
                  2008.......................        161.3
                  2009.......................        163.8
                  Years 2010 - 2014..........        842.0

    On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MMA") was signed into law. It introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit, however, detailed regulations necessary to implement and administer the MMA have not yet been issued. Management and its actuarial advisors have not been able to conclude as yet whether the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measures of the accumulated postretirement benefit obligations and net periodic postretirement benefit cost for these plans at and for the year ended December 31, 2004 do not reflect any amounts associated with enactment of MMA, including the subsidy.

    Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $140.4 million, $124.2 million and $101.4 million for 2004, 2003 and 2002, respectively (including $61.3 million, $85.1 million and $63.7 million for 2004, 2003 and 2002, respectively, relating to the Bernstein deferred compensation plan).

14) DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    Derivatives
    -----------

    The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce the Insurance Group's exposure of interest rate fluctuations. Various derivative instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB/GMIB features of the Accumulator series of annuity products. At December 31, 2004, the Company's outstanding equity-based futures contracts were exchanged-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in annuity contracts issued by the Company. See Note 12 to Notes to Consolidated Financial Statements.

    Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors. At December 31, 2004 the outstanding notional amount of interest rate floors was $12.0 billion. For the year ended December 31, 2004 net unrealized losses of $3.9 million and no realized gains were recognized from floor contracts. These derivatives do not qualify for hedge accounting treatment under GAAP.

    The Company issues certain variable annuity products with GMDB and GMIB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company initiated a dynamic hedging program in the third quarter 2003, utilizing exchange traded futures contracts, to hedge certain risks associated with the GMDB feature of certain annuity products with a total account value of $20,887 million at December 31, 2004, and in 2004, initiated a similar program to hedge certain risks, associated with the GMIB feature of certain annuity products with a total account value of $7,446 million at December 31, 2004. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. The Company retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. This program does not qualify for hedge accounting treatment under GAAP. At December 31, 2004 the Company had open exchange-traded futures positions on the S&P 500, Russell 1000 and NASDAQ 100 indices, having an aggregate notional amount of $956.7 million and an initial margin requirement of $51.2 million. Contracts are net settled daily. At December 31, 2004, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having an aggregate notional amount of $156.7 million and an initial margin requirement of $1.3 million. Contracts are net settled daily. For the year ended December 31, 2004, net realized losses of $63.1 million and net unrealized losses of $20.6 million were recognized from futures contracts utilized in this program and were partially offset by a similar decline in the GMDB and GMIB reserve.

    The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with the respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the NAIC.

    All derivatives outstanding at December 31, 2004 and 2003 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                2004                2003
                                                                           ----------------   -----------------
                                                                                      (IN MILLIONS)
    Notional Amount by Derivative Type:
      Options:
        Floors..........................................................    $   12,000         $   12,000
        Bond and equity-based futures...................................         1,113                275
                                                                           ----------------   -----------------
      Total.............................................................    $   13,113         $   12,275
                                                                           ================   =================

    At December 31, 2004 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

    All gains and losses on derivative financial instruments utilized by the Company in 2004 and 2003 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2004 and 2003, respectively, investment results, principally in net investment income, included gross gains of $26.2 million and $.6 million and gross losses of $114.2 million and $42.6 million that were recognized on derivative positions.

    Fair Value of Financial Instruments
    -----------------------------------

    The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

    Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2004 and 2003.

    Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

    Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

    The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

    The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

    Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

    The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 of Notes to Consolidated Financial Statements are presented below:

                                                                       DECEMBER 31,
                                            --------------------------------------------------------------------
                                                          2004                               2003
                                            ---------------------------------  ---------------------------------
                                               CARRYING         ESTIMATED         Carrying         Estimated
                                                VALUE          FAIR VALUE          Value           Fair Value
                                            ---------------  ----------------  ---------------   ---------------
                                                                       (IN MILLIONS)
    Consolidated:
    Mortgage loans on real estate..........  $    3,131.9     $     3,321.4     $     3,503.1     $    3,761.7
    Other limited partnership interests....         891.0             891.0             775.5            775.5
    Policy loans...........................       3,831.4           4,358.2           3,894.3          4,481.9
    Policyholders liabilities:
      Investment contracts.................      17,755.5          18,175.5          16,817.0         17,245.9
    Long-term debt.........................         607.3             665.9           1,004.9          1,105.7

    Closed Block:
    Mortgage loans on real estate..........  $    1,098.8     $     1,162.9     $     1,297.6     $    1,386.0
    Other equity investments...............           3.8               3.8              14.2             14.2
    Policy loans...........................       1,322.5           1,535.4           1,384.5          1,626.7
    SCNILC liability.......................          13.1              13.1              14.8             14.9

    Other Discontinued Operations:
    Mortgage loans on real estate..........  $       21.4     $        23.1     $        63.9     $       69.5
    Other equity investments...............           4.4               4.4               7.5              7.5
    Guaranteed interest contracts..........           6.8               6.8              17.8             16.3
    Long-term debt.........................         101.7             101.7             101.7            101.7

15) COMMITMENTS AND CONTINGENT LIABILITIES

    In addition to its debt and lease commitments discussed in Notes 10 and 17 of Notes to Consolidated Financial Statements, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2004, these arrangements included commitments by the Company to provide equity financing of $418.2 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

    AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

    The Company had $60.5 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2004. AXA Equitable had $29.2 million in commitments under existing mortgage loan agreements at December 31, 2004.

    In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2004, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16) LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable, Equitable Variable Life Insurance Company ("EVLICO", which was merged into AXA Equitable effective January 1, 1997), and AXA Life like other life and health insurers, from time to time are involved in such litigations.

    In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased AXA Equitable deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law (the "GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserted causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply AXA Equitable's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint. In February 2004, the District Court issued a decision withdrawing without prejudice defendants' motion to dismiss the second amended complaint with leave to refile because the parties did not comply with the court's Individual Motion Practices. In March 2004, defendants filed a renewed motion to dismiss the second amended complaint.

    In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants, in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. AXA Equitable answered the amended complaint. In July 2004, the court dismissed Emerald's complaint for lack of subject matter (diversity) jurisdiction. In June 2004, Emerald filed a new complaint that was substantially similar to the complaint filed in the dismissed action against AXA Equitable, AXA Client Solutions, LLC, and AXA Financial in the United States District Court for the Northern District of Illinois. In July 2004, Emerald filed an amended complaint, to which AXA Equitable filed an answer asserting several affirmative defenses. AXA Equitable also filed a partial motion to dismiss the amended complaint. In August 2004, Emerald filed a motion to dismiss several affirmative defenses, which motion was granted in September 2004. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse effect on the Company's consolidated financial position.

    After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, AXA Equitable commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. AXA Equitable's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by AXA Equitable. AXA Equitable seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to AXA Equitable's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part AXA Equitable's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. AXA Equitable answered defendants' remaining counterclaims. In July 2004, AXA Equitable filed a motion to dismiss this action on the ground that there is no subject matter (diversity) jurisdiction. In September 2004, the court dismissed AXA Equitable's action and retained jurisdiction over Emerald's counterclaims in that action.

    In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against AXA Equitable and EQ Advisors Trust ("EQAT"), asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that AXA Equitable and EQAT wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that AXA Equitable and EQAT implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that AXA Equitable and EQAT are not permitted to implement fair value pricing of securities. In May 2004, the complaint was served on AXA Equitable and EQAT. In July 2004, DH2 filed an amended complaint adding the individual trustees as defendants. In October 2004, all defendants filed a motion to dismiss the amended complaint. In March 2005, the Court granted the motion to dismiss, dismissing DH2's claims for alleged violations of the Investment Company Act of 1940, as amended (the "Investment Company Act") with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. DH2 has until April 2005 to file a Second Amended Complaint consistent with the Court's decision.

    In November 2004, a fairness hearing in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, a previously disclosed lawsuit, was held and a settlement was approved effective as of January 2005. Management believes that the settlement of Fischel will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

    A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs' claim that (1) the cash balance formula of the retirement plan violates ERISA's age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA's notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing.

    In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that AXA Equitable improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, AXA Equitable filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part AXA Equitable's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. AXA Equitable has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, AXA Equitable filed its opposition to the motion for class certification. In March 2004, the District Court entered an order certifying a class consisting of "[a]ll present, former and retired Equitable agents who (a) lost eligibility for benefits under any Equitable ERISA plan during any period on or after January 1, 1999 because of the application of the policy adopted by Equitable of using compliance with specified sales goals as the test of who was a "full time life insurance salesman" and thereby eligible for benefits under any such plan, or (b) remain subject to losing such benefits in the future because of the potential application to them of that policy." Discovery has concluded and the parties have filed cross motions for summary judgment. The case has been removed from the trial calendar pending a decision on these motions.

    In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the Malhotra action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on AXA Equitable's alleged failure to register as an investment company. According to the complaint, AXA Equitable was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from AXA Equitable on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by AXA Equitable on those products, and an injunction against the payment of any dividends by AXA Equitable to the Holding Company. In June 2003, AXA Equitable filed a motion to dismiss the complaint. In June 2004, plaintiff, in connection with a settlement of a proceeding entitled ECKERT V. AXA ADVISORS, LLC, ET. AL. which was filed with the National Association of Securities Dealers, Inc., released his putative class action claim against AXA Equitable. In June 2004, plaintiff's counsel filed a motion for withdrawal of plaintiff from the putative class action lawsuit and intervention by another member of the putative class as plaintiff. In March 2005, the Court granted the motion to intervene by another member of the putative class and denied AXA Equitable's motion to dismiss without prejudice to refile the motion after the new complaint is filed.

    The ten similar and previously disclosed putative class action lawsuits, arising out of the Holding Company's acquisition of MONY, and filed between September and October 2003, against the Holding Company (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of the Holding Company ("AIMA")), MONY and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC. ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP, INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP, INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA V. THE MONY GROUP, INC., ET AL.; MARTIN
    V. ROTH, ET AL.; and MUSKAL V. THE MONY GROUP, INC., ET AL. (collectively, the "MONY Stockholder Litigation") have been settled and dismissed with prejudice. The Company's management believes that the settlement of the MONY Stockholder Litigation will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

    Related to the MONY Stockholder Litigation, the Holding Company, MONY and MONY's directors were named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, INC., ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against the Holding Company. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. In NORTH BORDER, in September 2004, the plaintiff agreed that it would not object to the proposed settlement before the Delaware Court of Chancery and that following a final judgment approving the settlement by the Delaware Court of Chancery, the plaintiff would dismiss its action against all defendants with prejudice. A stipulation of discontinuance for the North Border action was filed with the New York State Supreme Court in November 2004.

    In September 2004, a petition for appraisal entitled CEDE & CO. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled HIGHFIELDS CAPITAL LTD. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder. The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

    In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. The lawsuit asserts causes of action for negligence, gross negligence, breach of contract, and breach of fiduciary duty and seeks unspecified compensatory and punitive damages, plus prejudgment interest, attorneys' fees and costs. In June 2004, AXA Equitable removed the case to Federal court and in July 2004 filed a motion to dismiss. In July 2004, plaintiff filed a motion to remand the action to state court. In August 2004, the court stayed the action pending a decision by the U.S. Court of Appeals for the Seventh Circuit in a case filed against Putnam Funds et al. (to which the Holding Company is not a party) regarding removal pursuant to the Securities Litigation Uniform Standards Act under similar circumstances. In February 2005, the Baltimore Federal court entered a Conditional Transfer Order, conditionally transferring the case to Federal court in Baltimore, Maryland, where the majority of so-called market timing cases against various fund families have been transferred.

    ALLIANCE LITIGATION

    In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege the registration statement was materially misleading and that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the ENRON Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint, with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery.

    In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION
    V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA Complaint") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1-rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. The Amended SBA Complaint seeks rescissionary damages for all purchases of stocks that were not 1-rated, as well as damages for those that were not sold on a downgrade. During the third quarter of 2004, the SBA asserted in discovery that its Enron-related and 1-rated stock-related damages (including statutory interest) are approximately $2.9 billion. In November 2004, each party moved for partial summary judgment. In January 2005, the court granted, in part, Alliance's motion. Trial commenced in March 2005.

    In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("Jaffe Complaint") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the Investment Company Act. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey for coordination with the now dismissed BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND action then pending. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of
    Section 36(a) of the Investment Company Act, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended Jaffe Complaint. That motion is pending.

    In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("Goggins Complaint") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey, which alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. In
    December 2004, the court granted Alliance's motion and dismissed the case. In January 2005, plaintiff appealed the court's decision.

    In October 2003, a purported class action complaint entitled ERB ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB Complaint") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In June 2004, plaintiff filed an amended complaint ("Amended Erb Complaint") in the Circuit Court of St. Clair County, Illinois. The Amended Erb Complaint allegations are substantially similar to those contained in the previous complaint, however, the Amended Erb Complaint adds a new plaintiff and seeks to allege claims on behalf of a purported class of persons or entities holding an interest in any portfolio managed by Alliance's Large Cap Growth Team. The Amended Erb Complaint alleges that Alliance breached its contracts with these persons or entities by impermissibly purchasing shares of stocks that were not 1-rated. Plaintiffs seek rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund and other Large Cap Growth Team clients' portfolios over the past eight years, as well as an unspecified amount of damages. In July 2004, Alliance removed the Erb action to the United States District Court for the Southern District of Illinois on the basis that plaintiffs' claims are preempted under the Securities Litigation Uniform Standards Act. In August 2004, the District Court remanded the action to the Circuit Court. In September 2004, Alliance filed a notice of appeal with respect to the District Court's order. In December 2004, plaintiffs moved to dismiss Alliance's appeal. These motions are pending.

    Market Timing-Related Matters

    In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("Hindo Complaint") was filed against Alliance, Alliance Holding, ACMC, the Holding Company, the AllianceBernstein Funds, the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts.

    Since October 2003, forty-three additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against Alliance and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee Retirement Income Security Act of 1974 ("ERISA"), certain state securities statutes and common law. All of these lawsuits seek an unspecified amount of damages.

    In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). In March 2004 and April 2004, the MDL Panel issued orders conditionally transferring the state court cases against Alliance and numerous others to the Mutual Fund MDL. Transfer of all of these actions subsequently became final. Plaintiffs in three of these four actions moved to remand the actions back to state court. In June 2004, the Court issued an interim opinion deferring decision on plaintiffs' motions to remand until a later stage in the proceedings. Subsequently, the plaintiff in the state court individual action moved the Court for reconsideration of that interim opinion and for immediate remand of her case to state court, and that motion is pending. Defendants are not yet required to respond to the complaints filed in the state court derivative actions.

    In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of Alliance. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order. The claims in the mutual fund derivative consolidated amended complaint are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between Alliance and the AllianceBernstein Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by Alliance. The claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits.

    The Holding Company, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the Alliance Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. The Holding Company is named as a defendant in the mutual fund complaint and the ERISA complaint. Alliance recorded charges to income totaling $330 million during the second half 2003 in connection with establishing the $250 million restitution fund and certain other matters. During 2004, Alliance paid $296 million related to these matters (including $250 million to the restitution fund) and has cumulatively paid $302 million. Accordingly, it is possible that additional charges in the future may be required.

    Revenue Sharing-Related Matters

    In June 2004, a purported class action complaint entitled AUCOIN, ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("Aucoin Complaint") was filed against Alliance, Alliance Holding, ACMC, The Holding Company, AllianceBernstein Investment Research and Management, Inc., a wholly-owned subsidiary of Alliance ("ABIRM"), certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants. The Aucoin Complaint names the AllianceBernstein Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services,
    (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

    Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against Alliance and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds.

    In February 2005, plaintiffs filed a consolidated amended class action complaint that asserts claims substantially similar to the Aucion Complaint and the nine additional lawsuits referenced above.

    Directed Brokerage

    Alliance and approximately twelve other investment management firms were mentioned publicly in connection with the settlement by the SEC of charges that Morgan Stanley violated Federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas, and the NASD has issued requests for information, to Alliance in connection with this matter and Alliance has provided documents and other information to the SEC and the NASD and is cooperating fully with their investigations. On March 11, 2005, discussions commenced with the NASD that Alliance's management believes will conclude these investigations. Accordingly, Alliance recorded a $5 million charge against 2004 earnings.

    Proof of Claim-Related Matters

    In January 2005, a purported class action complaint entitled CHARLES DAVIDSON AND BERNARD SAMSON, ET AL. V. BRUCE W. CALVERT, ET AL. ("Davidson Complaint") was filed against Alliance Capital, ABIRM, various current and former directors of ACMC, and unnamed Doe defendants in the United States District Court for the Southern District of New York by alleged shareholders of AllianceBernstein Funds. The Davidson Complaint alleges that Alliance Capital, as investment advisor to the AllianceBernstein Funds, and the other defendants breached their fiduciary duties arising under Sections 36(a), 36(b) and 47(b) of the Investment Company Act by failing to ensure that the AllianceBernstein Funds participated in certain securities class action settlements for which the Funds were eligible. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, and forfeiture of all commissions and fees paid to the defendants.

    Two additional lawsuits making factual allegations substantially similar to those in the Davidson Complaint were filed against Alliance Capital and certain defendants not affiliated with Alliance Capital, and others may be filed. One of the lawsuits was brought as a class action in the United States District Court for the District of Massachusetts on behalf of alleged shareholders of the Mass Mutual family of funds. The other lawsuit was brought as a class action in the United States District Court for the Eastern District of Pennsylvania on behalf of alleged shareholders of the Vanguard family of funds. Both additional lawsuits: (i) assert claims against Alliance Capital in connection with sub-advisory services provided by Alliance Capital to the respective fund families; (ii) assert claims substantially identical to the Davidson Complaint; and (iii) seek relief substantially identical to the Davidson Complaint.

                         ------------------------------

    Although the outcome of litigation generally cannot be predicted with certainty, management believes that, except as otherwise noted, the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Except as noted above, management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

    In addition to the matters previously reported and those described above, AXA Equitable and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

17) LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2005 and the four successive years are $131.9 million, $121.1 million, $110.7 million, $102.8 million, $90.9 million and $715.8 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2005 and the four successive years is $11.5 million, $4.1million, $3.3 million, $2.9 million, $2.3 million and $17.5 million thereafter.

    At December 31, 2004, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2005 and the four successive years is $74.4 million, $77.6 million, $70.9 million, $73.8 million, $72.4 million and $708.5 million thereafter.

    The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2005 and the four successive years are $.9 million and $.6 million, $.3 million, $.3 million and $.2 million, respectively.

18) INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

    AXA Equitable is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $433.1 million during 2005. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2004, 2003 and 2002, the Insurance Group statutory net income totaled $571.4 million, $549.4 million and $451.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,287.3 million and 4,555.7 million at December 31, 2004 and 2003, respectively. In 2004, 2003 and 2002, respectively, AXA Equitable paid shareholder dividends of $500.0 million, $400.0 million and $500.0 million.

    At December 31, 2004, the Insurance Group, in accordance with various government and state regulations, had $32.8 million of securities deposited with such government or state agencies.

    At December 31, 2004 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2004.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

    The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Net change in statutory surplus and
      capital stock....................................  $       196.8       $       43.4       $   (1,354.7)
    Change in AVR......................................          528.1              152.2             (464.7)
                                                        -----------------   ----------------   -----------------
    Net change in statutory surplus, capital stock
      and AVR..........................................          724.9              195.6           (1,819.4)
    Adjustments:
      Future policy benefits and policyholders'
        account balances...............................         (398.8)            (245.7)             255.2
      DAC..............................................          529.2              556.1              458.1
      Deferred income taxes............................          122.5               30.9             (634.6)
      Valuation of investments.........................           10.1               39.6              (74.8)
      Valuation of investment subsidiary...............         (460.3)            (321.6)           1,399.4
      Change in fair value of guaranteed minimum
        income benefit reinsurance contracts...........           61.0              (91.0)             120.0
      Shareholder dividends paid.......................          500.0              400.0              500.0
      Changes in non-admitted assets...................          (74.7)             (35.1)             384.2
      Other, net.......................................          (98.9)              (2.1)             (23.7)
      GAAP adjustments for Other Discontinued
        Operations.....................................           14.9               (2.3)              23.0
                                                        -----------------   ----------------   -----------------
    Net Earnings of the Insurance Group................  $       929.9       $      524.4       $      587.4
                                                        =================   ================   =================

                                                                              DECEMBER 31,
                                                        ---------------------------------------------------------
                                                              2004               2003                2002
                                                        -----------------   ----------------   ------------------
                                                                             (IN MILLIONS)

    Statutory surplus and capital stock................  $     4,331.5       $    4,134.7       $    4,091.3
    AVR................................................          870.0              341.9              189.7
                                                        -----------------   ----------------   ------------------
    Statutory surplus, capital stock and AVR...........        5,201.5            4,476.6            4,281.0
    Adjustments:
      Future policy benefits and policyholders'
        account balances...............................       (1,882.1)          (1,483.3)          (1,237.6)
      DAC..............................................        6,813.9            6,290.4            5,801.0
      Deferred income taxes............................       (1,770.4)          (1,729.8)          (1,835.8)
      Valuation of investments.........................        2,237.6            2,196.3            1,629.6
      Valuation of investment subsidiary...............       (1,973.3)          (1,513.0)          (1,191.4)
      Fair value of guaranteed minimum income benefit
        reinsurance contracts..........................           90.0               29.0              120.0
      Non-admitted assets..............................        1,055.5            1,130.2            1,162.3
      Issuance of surplus notes........................         (599.7)            (599.6)            (599.6)
      Other, net.......................................          147.9               77.7              157.2
      GAAP adjustments for Other Discontinued
        Operations.....................................          (96.4)            (103.9)            (108.7)
                                                        -----------------   ----------------   ------------------
    Equity of the Insurance Group......................  $     9,224.5       $    8,770.6       $    8,178.0
                                                        =================   ================   ==================

19) BUSINESS SEGMENT INFORMATION

    The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

    The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

    The Investment Services segment is principally comprised of the investment management business of Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts principally managed by Alliance that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

    Intersegment investment advisory and other fees of approximately $118.4 million, $103.0 million and $102.2 million for 2004, 2003 and 2002, respectively, are included in total revenues of the Investment Services segment.

    The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)
    SEGMENT REVENUES:
    Insurance..........................................   $     5,447.7       $     4,734.4     $     4,673.4
    Investment Services................................         3,031.5             2,738.5           2,744.9
    Consolidation/elimination..........................           (82.8)              (70.4)            (71.3)
                                                         -----------------   ----------------  ------------------
    Total Revenues.....................................   $     8,396.4       $     7,402.5     $     7,347.0
                                                         =================   ================  ==================

    SEGMENT EARNINGS (LOSS) FROM CONTINUING
      OPERATIONS BEFORE INCOME
      TAXES AND MINORITY INTEREST:
    Insurance..........................................   $       946.3       $       631.6     $       437.9
    Investment Services................................           728.8               318.6             590.7
    Consolidation/elimination..........................             (.9)                -                 -
                                                         -----------------   ----------------  ------------------
    Total Earnings from Continuing Operations
       before Income Taxes
       and Minority Interest...........................   $     1,674.2       $       950.2     $     1,028.6
                                                         =================   ================  ==================

                                                                              DECEMBER 31,
                                                         --------------------------------------------------------
                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)
    ASSETS:

    Insurance..........................................   $   110,141.1       $    98,822.1     $    80,638.7
    Investment Services................................        14,326.3            15,410.1          14,160.3
    Consolidation/elimination..........................            26.7                33.1              27.3
                                                         -----------------   ----------------  ------------------
    Total Assets.......................................   $   124,494.1       $   114,265.3     $    94,826.3
                                                         =================   ================  ==================

20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The quarterly results of operations for 2004 and 2003 are summarized below:

                                                                THREE MONTHS ENDED
                                   ------------------------------------------------------------------------------
                                       MARCH 31           JUNE 30            SEPTEMBER 30          DECEMBER 31
                                   -----------------  -----------------   ------------------   ------------------
                                                                   (IN MILLIONS)

    2004
    Total Revenues................  $     2,124.2      $     2,019.7       $    2,093.5         $    2,159.0
                                   =================  =================   ==================   ==================

    Earnings from
      Continuing Operations.......  $       227.4      $       269.3       $      204.6         $      192.5
                                   =================  =================   ==================   ==================

    Net Earnings..................  $       226.6      $       270.5       $      220.2         $      212.6
                                   =================  =================   ==================   ==================

    2003
    Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                   =================  =================   ==================   ==================

    Earnings from
      Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                   =================  =================   ==================   ==================

    Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                   =================  =================   ==================   ==================

21) ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Holding Company sponsors a stock incentive plan for employees of AXA Equitable. Alliance sponsors its own stock option plans for certain employees.

    In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase in the Stock Appreciation Rights liability of $14.3 million and $12.0 for 2004 and 2003, respectively, primarily reflecting the variable accounting for the Stock Appreciation Rights based on the change in the market value of AXA ADRs in 2004 and 2003.

    The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Holding Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method:

                                                              2004               2003                 2002
                                                        -----------------   ----------------   -------------------
                                                                              (IN MILLIONS)
    Net income, as reported............................  $       929.9       $      524.4       $      587.4
    Less: total stock-based employee compensation
       expense determined under fair value method for
       all awards, net of income tax benefit...........          (21.4)             (35.8)             (36.0)
                                                        -----------------   ----------------   -------------------
    Pro Forma Net Earnings.............................  $       908.5       $      488.6       $      551.4
                                                        =================   ================   ===================

    The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2004, 2003 and 2002 follow:

                                               HOLDING COMPANY                           ALLIANCE
                                   -----------------------------------------   ------------------------------
                                       2004           2003         2002          2004      2003       2002
                                   -------------  ------------- ------------   --------- ---------- ---------
     Dividend yield...............    2.24%          2.48%         2.54%         3.5       6.1%      5.80%

     Expected volatility..........     43%            46%           46%          32%        32%       32%

     Risk-free interest rate......    2.86%          2.72%         4.04%         4.0%      3.0%       4.2%

     Expected life in years.......      5              5             5            5          7         7

     Weighted average fair value
       per option at grant date...    $6.94          $4.39         $6.30        $8.00      $5.96     $5.89


    A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2004.


                                                       HOLDING COMPANY                         ALLIANCE
                                             ------------------------------------  ---------------------------------
                                                                    WEIGHTED                           WEIGHTED
                                                                    AVERAGE                            AVERAGE
                                                  AXA ADRS          EXERCISE           UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE         (IN MILLIONS)        PRICE
                                             -------------------  ---------------  --------------- -----------------
        Balance at January 1, 2002.......         30.0              $31.55              15.9           $33.58
          Granted........................          6.7              $17.24               2.4           $33.32
          Exercised......................          (.2)             $10.70              (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12               (.5)          $42.99
                                             -------------------                   ---------------

        Balance at December 31, 2002.....         35.3              $25.14              16.4           $34.92
          Granted........................          9.1              $12.60                .1           $35.01
          Exercised......................         (1.7)              $7.85              (1.2)          $17.26
          Forfeited......................         (1.8)             $25.16              (1.5)          $43.27
                                             -------------------                   ---------------

        Balance at December 31, 2003.....         40.9              $23.04              13.8           $35.55
          Granted........................          7.2              $20.66                .1           $33.00
          Exercised......................         (2.5)             $14.82              (2.5)          $18.43
          Forfeited......................         (1.6)             $23.74              (1.8)          $46.96
                                             -------------------                   ---------------

        Balance at December 31, 2004              44.0              $23.03               9.6           $37.82
                                             ===================                   ===============

    Information about options outstanding and exercisable at December 31, 2004 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                             ---------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
              RANGE OF             NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
              EXERCISE          OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
               PRICES          (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
        ------------------  ------------------- ---------------- ---------------   ------------------   ----------------
              AXA ADRs
        ------------------
          $6.33 - $8.97               .2               1.08            $7.65               .2                 $7.65
          $10.13 - $15.12           10.1               7.39           $12.66              4.4                $12.81
          $15.91 - $22.84           15.5               7.35           $19.42              7.1                $18.51
          $25.96 - $32.87           13.1               3.65           $30.65             12.3                $30.64
          $35.85                     5.1               4.48           $35.85              5.1                $35.85
                              -----------------                                    ------------------
          $6.33 - $35.85            44.0                              $23.03             29.1                $25.71
                              =================                                    ==================

            Alliance
        ------------------
          $8.81-$18.47               1.2               2.25           $15.31              1.2                $15.31
          $25.63-$30.25              2.2               4.40           $28.05              2.1                $28.06
          $32.52-$48.50              3.1               7.01           $39.18              1.7                $42.03
          $50.15-$50.56              1.7               6.92           $50.25              1.0                $50.25
          $51.10-$58.50              1.4               5.95           $53.77              1.1                $53.76
                              -----------------                                    ------------------
          $8.81-$58.50               9.6               5.66           $37.82              7.1                $36.41
                              =================                                    ==================

    The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

    In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2004, approximately 11.3 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and .1 million Alliance Holding units were subject to awards made under this plan.

22) RELATED PARTY TRANSACTIONS

    The Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $55.0 million and $57.6 million, respectively, for 2004 and 2003.

    The Company paid $658.8 million and $639.1 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2004 and 2003. The Company charged AXA Distribution's subsidiaries $293.1 million and $304.4 million, respectively, for their applicable share of operating expenses for 2004 and 2003, pursuant to the Agreements for Services.

    In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

    Both AXA Equitable and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and Alliance to AXA under such agreements totaled approximately $30.2 million and $16.7 million in 2004 and 2003, respectively. Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $38.9 million and $32.5 million in 2004 and 2003, respectively.

    In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $28.6 million and $9.0 million of premiums and $16.4 million and $2.8 million of reinsurance reserves to AXA Bermuda in 2004 and 2003, respectively.

    In 2004, as a result of the Holding Company's acquisition of MONY, the Company restructured certain operations to reduce expenses and recorded pre-tax provisions of $45.6 million related to severance and $33.0 million related to the writeoff of capitalized software. During 2004, total severance payments made to employees totaled $5.0 million.

    Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)

    Investment advisory and services fees..............   $       744.6       $       748.1     $       763.2
    Distribution revenues..............................           447.3               436.0             467.5
    Shareholder servicing fees.........................            87.5                94.3             101.6
    Other revenues.....................................             8.8                11.4              10.2
    Brokerage..........................................             4.2                 4.4               7.0

23) SALE OF ALLIANCE CASH MANAGEMENT BUSINESS

    On October 28, 2004, Alliance announced that Alliance and Federated Investors, Inc. ("Federated") had reached a definitive agreement for Federated to acquire Alliance's cash management business. Under the agreement, up to $29.0 billion in assets from 22 third-party-distributed money market funds of AllianceBernstein Cash Management Services, will be transitioned into Federated money market funds at December 31, 2004. The transaction will not include the assets of AllianceBernstein Exchange Reserves, Inc., which will continue to be available to investors in other AllianceBernstein mutual funds. In addition, Alliance will continue to meet the liquidity needs of investors in its private client, managed account and institutional investment management businesses. The capital gain, net of income taxes and minority interest, that would be recognized upon the closing of the transaction in 2005 is not expected to be material to the Company. Estimated contingent payments received from Federated in the five years following the closing are expected to be similar in amount to the business's anticipated profit contribution over that period. The overall effect on earnings is, therefore, expected to be immaterial.

          Supplement dated May 1, 2005 to Prospectus dated May 1, 2005
    ------------------------------------------------------------------------


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
                      AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2005 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322
                     October 2004                   $6.7242

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2005 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, AXA Equitable, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2005 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. AXA Equitable, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $598 billion as of December 31, 2004, including third party assets of $473.79 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2005 Members Retirement Program prospectuses.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2004, 2003, and 2002, the Fund paid $1,126,910, $929,767 and $1,298,849, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2005 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Registered Public Accounting Firm               7

        Statement of Assets and Liabilities,
             December 31, 2004                                        8

        Statement of Operations for the Year Ended
             December 31, 2004                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2004 and 2003                              10

        Portfolio of Investments
             December 31, 2004                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life Insurance Company and the Contractowners of Separate Account No. 4 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2004, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2005

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

----------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $550,344,683)...........................  $728,117,766
 Short-term debt securities -- at value (amortized cost: $5,599,533) .....     5,599,533
Cash .....................................................................        49,074
Interest and dividends receivable ........................................       211,921
----------------------------------------------------------------------------------------
Total assets .............................................................   733,978,294
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,353,781
Accrued expenses .........................................................       706,817
----------------------------------------------------------------------------------------
Total liabilities ........................................................     2,060,598
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,711,921
Net assets attributable to contract owners ...............................   689,201,162
Net assets allocated to contracts in payout period .......................    40,004,613
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        50,597         $ 7,335.03
RIA .......................        29,813            695.74
Momentum Strategy .........         5,314             90.90
MRP .......................       146,878            286.30
ADA .......................       818,038            346.74
EPP .......................        19,436            714.47

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

-----------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $26,833)....................   $  3,122,293
Interest ...............................................................        113,385
----------------------------------------------------------------------------------------
Total investment income ................................................      3,235,678
----------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................     (1,359,145)
Operating and expense charges ..........................................     (2,447,547)
----------------------------------------------------------------------------------------
Total expenses .........................................................     (3,806,692)
----------------------------------------------------------------------------------------
Net investment loss ....................................................       (571,014)
----------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     68,479,781
Change in unrealized appreciation /depreciation of investments .........     33,687,073
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................    102,166,854
----------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................   $101,595,840
========================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

---------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                                      2004             2003
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ........................................................  $     (571,014)   $     (270,644)
Net realized gain (loss) on investments and foreign currency transactions ..      68,479,781       (17,379,109)
Change in unrealized appreciation/depreciation of investments ..............      33,687,073       208,381,402
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ......................     101,595,840       190,731,649
---------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ..............................................................      92,820,015        93,626,844
Withdrawals ................................................................    (150,234,175)     (129,176,442)
Asset management fees ......................................................      (1,128,020)       (1,011,672)
Administrative fees ........................................................        (419,710)         (434,123)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ...     (58,961,890)      (36,995,393)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to AXA Equitable's transactions ....          12,083            11,716
---------------------------------------------------------------------------------------------------------------
Increase in Net Assets .....................................................      42,646,033       153,747,972
Net Assets -- Beginning of Year ............................................     689,271,663       535,523,691
---------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ..................................................  $  731,917,696    $  689,271,663
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS
AEROSPACE & DEFENSE (1.1%)
Defense Electronics (1.1%)
L-3 Communications Holdings, Inc.                111,000             $ 8,129,640
                                                                     -----------
CAPITAL GOODS (0.2%)
Machinery (0.2%)
Actuant Corp. * .........................         29,800               1,554,070
                                                                     -----------
CONSUMER MANUFACTURING (7.7%)
Building & Related (7.7%)
Centex Corp. ............................        218,800              13,036,104
D. R. Horton, Inc. ......................        358,500              14,451,135
Lennar Corp. (Class A) ..................        263,500              14,935,180
NVR, Inc. * .............................         18,250              14,041,550
                                                                     -----------
                                                                      56,463,969
                                                                     -----------
CONSUMER SERVICES (16.5%)
Apparel (0.6%)
Coach, Inc. * ...........................         72,900               4,111,560
                                                                     -----------
Broadcasting & Cable (0.5%)
XM Satellite Radio Holdings, Inc. * .....         97,700               3,675,474
                                                                     -----------
Entertainment & Leisure (2.7%)
Dreamworks Animation SKG, Inc. * ........         12,700                 476,377
Harley-Davidson, Inc. ...................        316,600              19,233,450
                                                                     -----------
                                                                      19,709,827
                                                                     -----------
Retail - General Merchandise (8.0%)
Best Buy Company, Inc. ..................         38,200               2,269,844
eBay, Inc. * ............................        307,400              35,744,472
Lowe's Companies, Inc. ..................        181,400              10,446,826
Williams-Sonoma, Inc. ...................        284,200               9,958,368
                                                                     -----------
                                                                      58,419,510
                                                                     -----------
Miscellaneous (4.7%)
CDW Corp. ...............................        165,800              11,000,830
Education Management Corp. * ............        128,700               4,248,387
Electronic Arts, Inc. * .................         71,600               4,416,288
Iron Mountain, Inc. * ...................        371,300              11,320,937
Strayer Education, Inc. .................         32,500               3,568,175
                                                                     -----------
                                                                      34,554,617
                                                                     -----------
                                                                     120,470,988
                                                                     -----------
ENERGY (1.2%)
Oil Service (1.2%)
Baker Hughes, Inc. ......................        116,500               4,971,055
Schlumberger Ltd. * .....................         56,200               3,762,590
                                                                     -----------
                                                                       8,733,645
                                                                     -----------
FINANCE (20.9%)
Brokerage & Money
    Management (8.3%)
Charles Schwab Corp. ....................        342,100               4,091,516
Goldman Sachs Group, Inc. ...............         95,500               9,935,820


--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
Legg Mason, Inc. ........................        482,600             $35,355,276
Merrill Lynch & Co., Inc. ...............        128,700               7,692,399
Morgan Stanley DeanWitter & Co. .........         70,800               3,930,816
                                                                     -----------
                                                                      61,005,827
                                                                     -----------
Banking-Money Center (1.0%)
JPMorgan Chase & Co. ....................        188,271               7,344,452
                                                                     -----------
Insurance (4.9%)
American International Group, Inc. ......        394,700              25,919,949
Everest RE Group Ltd. ...................        112,200              10,048,632
                                                                     -----------
                                                                      35,968,581
                                                                     -----------
Miscellaneous (6.7%)
AMBAC Financial Group, Inc. .............        134,300              11,030,059
Citigroup, Inc. .........................        457,500              22,042,350
MBNA Corp. ..............................        541,500              15,264,885
                                                                     -----------
                                                                      48,337,294
                                                                     -----------
                                                                     152,656,154
                                                                     -----------
HEALTH CARE (23.1%)
Biotechnology (2.2%)
Amgen, Inc. .............................        178,000              11,418,700
Genentech, Inc. .........................         88,500               4,817,940
                                                                     -----------
                                                                      16,236,640
                                                                     -----------
Drugs (5.1%)
Forest Laboratories, Inc. * .............        462,300              20,738,778
Teva Pharmaceutical Industries Ltd.......        552,100              16,485,706
                                                                     -----------
                                                                      37,224,484
                                                                     -----------
Medical Products (10.4%)
Alcon, Inc. * ...........................        179,500              14,467,700
Patterson Company, Inc. * ...............        133,300               5,783,887
St. Jude Medical, Inc. * ................        411,600              17,258,388
Stryker Corp. ...........................        328,200              15,835,650
Zimmer Holdings, Inc. * .................        288,500              23,114,620
                                                                     -----------
                                                                      76,460,245
                                                                     -----------
Medical Services (5.4%)
Caremark Rx, Inc. * .....................        216,200               8,524,766
Wellpoint Health Networks, Inc. * .......        268,500              30,877,500
                                                                     -----------
                                                                      39,402,266
                                                                     -----------
                                                                     169,323,635
                                                                     -----------
MULTI INDUSTRY COMPANIES (1.2%)
Danaher Corp. * .........................        154,800               8,887,068
                                                                     -----------
TECHNOLOGY (27.3%)
Communication Equipment (6.3%)
Corning, Inc. ...........................        900,100              10,594,177
Juniper Networks, Inc. * ................        921,600              25,058,304
Qualcomm, Inc. ..........................        249,300              10,570,320
                                                                     -----------
                                                                      46,222,801
                                                                     -----------

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
Computer Hardware/Storage (3.5%)
Dell, Inc. * .............................       517,700             $21,815,878
EMC Corp. * ..............................       268,600               3,994,082
                                                                     -----------
                                                                      25,809,960
                                                                     -----------
Computer Peripherals (1.5%)
Network Appliance, Inc. * ................       339,100              11,264,902
                                                                     -----------
Computer Services (1.1%)
Alliance Data Systems Corp. * ............       170,300               8,085,844
                                                                     -----------
Internet Media (3.0%)
YAHOO!, Inc. * ...........................       577,300              21,752,664
                                                                     -----------
Semiconductor Components (5.1%)
Broadcom Corp. * .........................       232,200               7,495,416
Marvell Technology Group Ltd. * ..........       732,100              25,967,587
Silicon Laboratories, Inc. * .............       115,500               4,078,305
                                                                     -----------
                                                                      37,541,308
                                                                     -----------
Software (4.4%)
Comverse Technology, Inc. * ..............       228,900               5,596,605
SAP AG ...................................       282,300              12,480,483
Symantec Corp. * .........................       553,500              14,258,160
                                                                     -----------
                                                                      32,335,248
                                                                     -----------
Miscellaneous (2.4%)
Amphenol Corp. (Class A) * ...............       473,800              17,407,412
                                                                     -----------
                                                                     200,420,139
                                                                     -----------
TRANSPORTATION (0.2%)
Air Freight (0.2%)
United Parcel Service, Inc. (Class B).....       17,300                1,478,458
                                                                     -----------
TOTAL COMMON STOCKS (99.4%)
    (Cost $550,344,683 )..................                           728,117,766
                                                                     -----------




--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
SHORT-TERM DEBT SECURITIES (0.8%)
U.S. GOVERNMENT SPONSORED
    AGENCY OBLIGATIONS (0.8%)
Federal Home Loan Bank Discount
    Note 1.00%, 1/03/05 .................        $5,600,000        $  5,599,533
                                                                   ------------
TOTAL SHORT-TERM DEBT
    SECURITIES (0.8%)
    (Amortized Cost $5,599,533 ).........                             5,599,533
                                                                   ------------
TOTAL INVESTMENTS (100.2%)
    (Cost/Amortized Cost
    $555,944,216 ).......................                           733,717,299
OTHER ASSETS LESS LIABILITIES
    (-0.2%) .............................                            (1,799,603)
                                                                   ------------
NET ASSETS (100.0%) .....................                          $731,917,696
                                                                   ============

* Non-income producing security.

The accompanying notes are an integral part of these financial statements.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements
     December 31, 2004
                                                ------------------------------

1. General

Separate Account No. 4 (Pooled) (the Fund) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of AXA Equitable.

The contract owners invest in Separate Account No. 4, under the following respective names:

     Momentum Strategy

    Separate Account No. 4   The Alliance Growth Equity Fund

     RIA

    Separate Account No. 4   The Alliance Common Stock Fund

     MRP

    Separate Account No. 4   The Alliance Growth Equity Fund

     ADA

    Separate Account No. 4   The Growth Equity Fund

     EPP

    Separate Account No. 4   The Alliance Common Stock Fund

     Institutional

    Separate Account No. 4   Growth Stock Account

The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. Annuity contracts available through AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in funds by contract owners of group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan). The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

At December 31, 2004, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account No. 4 aggregated $203,244,109 (27.8%) of the net assets of the Fund.

AXA Equitable is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to AXA Equitable with respect to the management of the Fund. Alliance is indirectly majority-owned by AXA Equitable and AXA Financial, Inc.

AXA Equitable and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the AXA Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

AXA Equitable performs all marketing and service functions under the contract. No commissions are paid for

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

1. General (Concluded)

these services; however, incentive compensation based on first year plan contributions and number of plan sales are paid to AXA Equitable employees who perform the marketing and service functions.

The amount retained by AXA Equitable in Separate Account No. 4 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.


2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate Accounts:
An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

Investment securities are valued as follows:

Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

Foreign securities not traded directly, or in American Depository Receipt (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

2. Significant Accounting Policies (Concluded)

Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.


3. Investment Transactions

For the year ended December 31, 2004, investment security transactions, excluding short-term debt securities, were as follows:

                                           Purchases                        Sales
                                 ------------------------------ -----------------------------
                                      Stocks          U.S.           Stocks          U.S.
                                     and Debt      Government       and Debt      Government
              Fund                  Securities    and Agencies     Securities    and Agencies
---------------------------------------------------------------------------------------------
The Growth Equity Fund .........    $419,111,171    $   --         $481,601,731    $    --

4. Asset Charges

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

Momentum Strategy

Fees with respect to the Momentum Strategy contracts are as follows:

Daily Separate Account Charge:

On a daily basis a charge at an annual rate of 1.25% for Separate Account 4 is deducted from the net assets

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract. These fees are reflected as a reduction of the Momentum Strategy Unit Value.

Administrative Fees:

Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

RIA

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

Investment Management Fee:

An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the Alliance Common Stock Fund. This fee is reflected as a reduction of the RIA Unit Value.

Administrative Fees:

Contracts investing in the Fund are subject to certain administrative expenses according to contract terms. These fees may include:

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

Ongoing Operations Fee -- An expense charge is made based on the combined net balances of the fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

MRP

Charges and fees relating to the Fund are paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the Alliance Growth Equity Fund.

Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of Fund units.

ADA

Charges and fees relating to the Fund are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

Investment Management and Administration Fees (Investment Management Fees):

AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii) 0.20 of 1% of the excess over $100 million of its ADA Program assets.

An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

Operating and Expense Charges:

Program Expense Charge -- In the year prior to May 1, 2004 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

Effective May 1, 2004 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.645%.

A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

EPP

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

Investment Management Fee:

An annual fee of 0.25% of the total plan and trust net assets held in the Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

Administrative Fees:

Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Concluded)

Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:


     For Terminating Occurring In:                   Redemption Charge:
    -------------------------------            ------------------------------
          Years 1 and 2 ...........            3% of all Master Trust assets
          Years 3 and 4 ...........            2% of all Master Trust assets
          Year 5 ..................            1% of all Master Trust assets
          After Year 5 ............            No Redemption Charge

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

Institutional

Asset Management Fees

Asset management fees are charged to clients investing in the Separate Account. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Account, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The fees are calculated for each client in accordance with the schedule set forth below:


           Each Client's Aggregate Interest             Annual Rate
       ---------------------------------------         -------------
             Minimum Fee .....................         $5,000
             First $2 million.................          0.85 of 1%
             Next $3 million..................          0.60 of 1%
             Next $5 million..................          0.40 of 1%
             Next $15 million.................          0.30 of 1%
             Next $75 million.................          0.25 of 1%
             Excess over $100 million.........          0.20 of 1%

There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Account. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Account. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


         Client's Aggregate Interest                    Annual Rate
       -------------------------------                 ------------
             Minimum Fee .............                 $2,500
             First $5 million.........                 0.100%
             Next $5 million..........                 0.075%
             Next $5 million..........                 0.050%
             Over $15 million.........                 0.025%

Asset management fees and AIMS fees are paid to AXA Equitable.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Concluded)

Administrative Fees

Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the Fund in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate account.

Operating and Expense Charges

In addition to the charges and fees mentioned above, the Separate Account is charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result reduction of Separate Account unit values.


5. Taxes

No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable will affect such contracts. Accordingly, no provision for Federal income taxes is required.


6. Changes in Units Outstanding

Accumulation units issued and redeemed during periods indicated were (in thousands):

                            Year Ended December 31,
                            -----------------------
                                2004        2003
                            ----------- -----------
The Growth Equity Fund
ADA
Issued ....................       140       147
Redeemed ..................      (149)     (137)
                                ------      ----
Net Increase (Decrease) ...        (9)       10
                                ------      ----
Alliance Growth Equity Fund
Momentum Strategy
Issued ....................         1         2
Redeemed ..................        (2)       (1)
                                ------      ----
Net Increase (Decrease) ...        (1)        1
                                ------      ----
Alliance Common Stock Fund
RIA
Issued ....................         4         6
Redeemed ..................       (12)      (19)
                                ------      ----
Net (Decrease) ............        (8)      (13)
                                ------      ----
Alliance Growth Equity Fund
MRP
Issued ....................       260        39
Redeemed ..................      (266)      (40)
                                ------      ----

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

6. Changes in Units Outstanding (Concluded)


                            Year Ended December 31,
                            -----------------------
                                2004        2003
                            ----------- -----------
Net (Decrease) ...........         (6)       (1)
                                ------      ----
Alliance Common Stock Fund
EPP
Issued ...................          2         1
Redeemed .................         (6)       (3)
                                ------      ----
Net (Decrease) ...........         (4)       (2)
                                ------      ----
Growth Stock Account
Institutional
Issued ...................          5         8
Redeemed .................        (12)      (13)
                                ------      ----
Net Increase (Decrease) ..         (7)       (5)
                                ------      ----

7. Investment Income Ratio

The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                                Year Ended December 31,
                                 ------------------------------------------------------
                                    2004       2003       2002       2001       2000
                                 ---------- ---------- ---------- ---------- ----------
The Growth Equity Fund ......... 0.46%      0.47%      0.40%      0.46%      0.45%

8. Accumulation Unit Values

AXA Equitable issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by contractholders of group annuity contracts issued by AXA Equitable. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans' contracts in percentage terms.

Shown below is accumulation unit value information for the Plans' units outstanding in Separate Account 4.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Concluded)
     December 31, 2004
                                                ------------------------------

8. Accumulation Unit Values (Concluded)


                                                                                            Year Ended December 31,
                                                                       -------------------------------------------------------------
                                                                             2004            2003            2002           2001
                                                                       --------------- --------------- --------------- -------------
The Growth Equity Fund
ADA, 1.025%*
Unit Value, end of period ............................................   $   346.74     $   302.18      $  223.26             --
Net Assets (000's) ...................................................   $  283,643     $  249,918      $ 182,907             --
Number of units outstanding, end of period (000's) ...................          818            827            817             --
Total Return** .......................................................        14.75%         35.05%        (27.87)%           --
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ............................................   $    90.90     $    79.38      $   58.54      $   82.63
Net Assets (000's) ...................................................   $      483     $      435      $     299      $   1,202
Number of units outstanding, end of period (000's) ...................            5              6              5             15
Total Return** .......................................................        14.51%         35.60%        (29.16)%       (18.11)%
Alliance Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ............................................   $   695.74     $   602.90      $  443.82      $  611.48
Net Assets (000's) ...................................................   $   20,742     $   23,093      $  22,530      $  50,100
Number of units outstanding, end of period (000's) ...................           30             38             51             82
Total Return** .......................................................        15.40%         35.84%        (27.42)%       (18.37)%
Alliance Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ............................................   $   286.30     $   251.02      $  186.97      $  261.19
Net Assets (000's) ...................................................   $   42,051     $   38,426      $  28,750      $  41,578
Number of units outstanding, end of period (000's) ...................          147            153            154            159
Total Return** .......................................................        14.05%         34.26%        (28.42)%       (19.44)%
Alliance Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ............................................   $   714.47     $   617.58      $  453.49             --
Net Assets (000's) ...................................................   $   13,886     $   13,987      $  11,356             --
Number of units outstanding, end of period (000's) ...................           19             23             25             --
Total Return** .......................................................        15.69%         36.18%        (27.24)%           --
Growth Stock Account
Institutional
Unit Value, end of period ............................................   $ 7,335.03     $ 6,324.43     $ 4,632.41             --
Net Assets (000's) ...................................................   $  371,131     $  363,345     $  289,558             --
Number of units outstanding, end of period (000's) ...................           51             57             63             --
Total Return** .......................................................        15.98%         36.53%        (27.05)%           --

* Expenses as a percentage of average net assets (0.25%, 0.50%, 1.025%, 1.25%, 1.50% annualized) consist of mortality and expense charges and other expenses for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

**   These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

                                    Part C
                               OTHER INFORMATION

Item 29.        Financial Statements and Exhibits

                (a)   Financial Statements included in Part B.

The following are included in the Statement of Additional Information:

                1.    Separate Account Nos. 3 (Pooled), 4 (Pooled),
                      10 (Pooled), and 66 (AXA Premier VIP Technology, EQ/Alliance International, EQ/Alliance Intermediate Government Securities, EQ/Calvert Socially Responsible, EQ/MFS Emerging Growth Companies, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity, EQ/Capital Guardian International, EQ/FI Small/Mid Cap Value, and EQ/Equity 500 Index, EQ/Bernstein Diversified Value and EQ/Small Company Index Funds):
                      - Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP


                2.    Separate Account No. 3 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         2004
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2004, and 2003
                      -  Portfolio of Investments, December 31, 2004

                3.    Separate Account No. 4 (Pooled):
                      -  Statement of Assets and Liabilities, December 31, 2004
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2004 and 2003
                      -  Portfolio of Investments, December 3l, 2004

                4     Separate Account No. 10 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         2004
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2004, and 2003
                      -  Portfolio of Investments, December 31, 2004

                5.    Separate Account No. 66:
                      -  Statements of Assets and Liabilities, December 31,
                         2004

                      - Statements of Operations and Changes in Net Assets for the Year Ended December 31, 2004 and 2003.

                6. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), and 66:
                      -  Notes to Financial Statements


                7.    AXA Equitable Life Insurance Company:
                      - Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
                      -  Consolidated Balance Sheets, December 31, 2004 and
                         2003
                          - Consolidated Statements of Earnings for the Years Ended December 31, 2004, 2003 and 2002
                          - Consolidated Statements of Equity for the Years Ended December 31, 2004, 2003 and 2002
                          - Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002
                          -  Notes to Consolidated Financial Statements


                b) Exhibits.

                The following Exhibits are filed herewith:

                1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

                2.    Not Applicable.

                3.    Not Applicable.

                4.    (a)    Participation Agreement among EQ Advisors Trust,
                             The Equitable Life Assurance Society of the United
                             States, Equitable Distributors, Inc., and EQ
                             Financial Consultants, Inc. (now AXA Advisors, LLC) dated as of the 14th day of April, 1997, incorporated herein by reference to the Registration Statement of EQ Advisors Trust (File
                             No. 333-17217) on Form N-1A, filed August 28, 1997.

                      (b) Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, incorporated herein by reference to Exhibit 8(b) to Registration Statement File No. 333-81393 on Form N-4, filed on December 5, 2001.

                5.    (a)    Form of Sales Agreement between Equitable Variable
                             Life Insurance Company and The Equitable Life
                             Assurance Society of the United States for itself and on behalf of its Separate Account No. 51, incorporated by reference to Post-Effective
                             Amendment No. 2 to Registration No. 33-46995 on
                             Form N-3 of Registrant, filed March 2, 1993.

                      (b) Sales Agreement dated as of January 1, 1994 by and among Equico Securities, Inc.(now AXA Advisors,
                             LLC), Equitable, and Separate Account A, Separate Account No. 301 and Separate Account No. 51, incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 26, 1995.

                6.    (a)    Exhibit 6(e) (Copy of Group Annuity Contract
                             AC 6059, effective August 30, 1984, among the
                             United States Trust Company of New York and The
                             Equitable Life Assurance Society of the United
                             States), incorporated by reference to
                             Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1988.

                      (b) Exhibit 6(f) (Form of Rider No. 1 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (c) Exhibit 6(g) (Form of Rider No. 2 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (d) Form of Rider No. 3 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (e) Form of Rider No. 4 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                      (f) Form of Rider No. 5 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                7.    (a)    Exhibit 7(k) (Form of Participation Agreement for
                             the standardized profit-sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on
                             Form N-3 to Registration Statement on Form S-1 of
                             Registrant, filed April 16, 1986.

                      (b) Exhibit 7(l) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (c) Exhibit 7(m) (Form of Participation Agreement for the standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (d) Exhibit 7(n) (Form of Participation Agreement for the non-standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (e) Exhibit 7(r) (Copy of Attachment to Profit Sharing Participation Agreement under the Association Members Retirement Plan of the Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (f) Exhibit 7(0)(2) (Form of Participant Enrollment Form under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 2 in Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 21, 1987.

                      (g) Exhibit 7(t) (Form of Standardized Participation Agreement under the Association Members Defined Benefit Pension Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (h) Exhibit 7(ee) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (i) Exhibit 7(ff) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (j) Exhibit 7(gg) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (k) Exhibit 7(hh) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (l) Exhibit 7 (ii) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (m) Exhibit 7(jj) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (n) Exhibit 7(kk) (Form of Standardized (and non-integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (o) Exhibit 7(11) (Form of Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (p) Exhibit 7 (mm) (Form of Non-Standardized (and nonintegrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to PostEffective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (q) Exhibit 7(nn) (Form of Non-Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (r) Form of First Amendment to the Members Retirement Plan of The Equitable Life Assurance Society of the United States Participation Agreement, as filed with the

                             Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                8.    (a)    Copy of the Restated Charter of The Equitable Life
                             Assurance Society of the United States, as amended
                             January 1, 1997, incorporated by reference to Post-Effective Amendment No. 2 to Registration
                             Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                      (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement
                             No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                9.    Not Applicable.

                10.   Not Applicable.

                11.   (a)    Exhibit 11(e)(2) (Form of Association Members
                             Retirement Plan, as filed with the Internal
                             Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1989.

                      (b) Exhibit 11(j)(2) (Form of Association Members Retirement Trust, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (c) Exhibit 11(k) (Copy of the Association Members Pooled Trust for Retirement Plans, as submitted to the Internal Revenue Service on March 3,
                             1987), incorporated by reference to
                             Post-Effective Amendment No. 2 to Registration on Form S-1 of Registrant, filed April 21, 1987.

                      (d) Exhibit 11(o) (Form of Association Members Defined Benefit Pension Plan, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 3321417 on Form N-3 of Registrant, filed April 26, 1989.

                      (e) Form of First Amendment to the Pooled Trust for Association Members Retirement Plans of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23,

                             1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (f) Form of First Amendment to the Association Members Retirement Plan of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (g) Form of First Amendment to the Association Members Retirement Trust of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (h) Form of Basic Plan Document (No. 1) for Volume Submitter plan as filed with the Internal Revenue Service in November 2003, incorporated by reference to Exhibit No. 7(m) to the Registration Statement on Form N-3 covering Separate Account 4, filed on April 27, 2004.

                12.   (a)    Opinion and Consent of Melvin S. Altman, Esq.,
                             Vice President and Associate General Counsel of
                             The Equitable Life Assurance Society of the United
                             States, incorporated by reference to Registration
                             No. 33-46995 on Form N-3 of Registrant, filed
                             April 8, 1992.

                      (b) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                      (c) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

                      (d) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

                      (e) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.

                      (f) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration No. 333-51033, filed April 24, 1998.

                      (g) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No.12(g) to Registration Statement File No. 333-35594, filed on April 24, 2000.

                      (h) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No. 12(h) to Registration Statement File No. 333-59542, filed on April 25, 2001.

                      (i) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States incorporated by reference to Registration Statement File No. 333-86472, filed on April 17, 2002.

                      (j) Opinion and Consent Dodie Kent, Vice President and Counsel of AXA Equitable Life Insurance Company incorporated by reference to Registration Statement File No. 333-114910 filed on April 27, 2004.

                      (k) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable Life Insurance Company.

                13.   (a)    Consent of Melvin S. Altman (included within
                             Exhibit 12(a)).

                      (b)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(b)).

                      (c)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(c)).

                      (d)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(d)).

                      (e)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(e)).

                      (f) Consent of Mary P. Breen (included within Exhibit 12(f)).

                      (g)    Consent of Robin Wagner (included within Exhibit
                             12(g)).

                      (h) Consent of Robin Wagner (included within Exhibit No. 12(h).

                      (i) Consent of Robin Wagner (included within Exhibit No.12 (i)).

                      (j) Consent of Dodie Kent (included within Exhibit No. 12(j)).

                      (k) Consent of Dodie Kent (included within Exhibit No. 12(k))

                      (l) Powers of Attorney, incorporated herein by reference to Exhibit 10.(f) to Registration Statement File No. 333-05593 on Form N-4, filed on April 20, 2005.

                      (m)    Consent of PricewaterhouseCoopers LLP.

Item 30: Directors and Officers of AXA Equitable.

Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Colonia-Allee 10-20
D-51067 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
Christina Johnson and Associates
200 Railroad Avenue
Greenwich, CT 06830

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Jerald E. Hampton                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 31. Persons Controlled by or Under Common Control with the Insurance Company or Registrant


          Separate Account Nos. 3, 4, 10, and 66 of AXA Equitable Life Insurance Company (the "Separate Accounts") are separate accounts of AXA Equitable. AXA Equitable, a New York stock life insurance company is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

          AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26 to Registration Statement (File No. 333-05593) on Form N-4, filed April 20, 2005.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
          LAST UPDATED: 04/13/2005

                                                                                                        State of        State of
                                                                                          Type of      Incorp. or      Principal
                                                                                         Subsidiary     Domicile       Operation
                                                                                         ----------     --------       ---------

                                                                                                    --------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                                    DE              NY
------------------------------------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                                ND              ND
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                HCO            DE              CT
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                        Operating         DE              CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                      Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                        Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                 Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                      Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    HCO            DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                              Insurance         NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.    Insurance     Argentina       Argentina
                           ---------------------------------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                 HCO         Jamaica         Jamaica
                           ---------------------------------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.               Operating   Cayman Islands  Cayman Islands
                           ---------------------------------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.           Operating       Brazil          Brazil
                               -----------------------------------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *       Insurance   Cayman Islands  Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                              Insurance         AZ              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                     Operating         MA              GA
                       -------------------------------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                           Operating         MD              NY
                   -----------------------------------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  HCO            OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                           Insurance         OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                  Operating         OH              OH
                       -------------------------------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                              Operating         DE              PA
                       -------------------------------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                               Operating         GA              GA
                       -------------------------------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    HCO            NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Securities Corporation                                       Operating         NY              NY
      ------------------------------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                               DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                                   DE              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                               DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                              Operating         DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                           Operating         AL              AL
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                   Operating         DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                    Operating         MA              MA
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                           Operating         NV              NV
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                      Operating        P.R.            P.R.
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                        Operating         TX              TX
                   -----------------------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                            Insurance         NY              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                   Insurance         CO              CO
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                             Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                        Investment        DE              NY
                   -----------------------------------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                 Investment        **
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        HCO            NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   See Attached Listing A
              ----------------------------------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       HCO            DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                               Investment        PA              PA
              ----------------------------------------------------------------------------------------------------------------------
              STCS, Inc.                                                                 Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                 Investment        DE              PA
              ----------------------------------------------------------------------------------------------------------------------

                                                                                                                           Parent's
                                                                                                              Number of   Percent of
                                                                                             Federal           Shares      Ownership
                                                                                            Tax ID #            Owned     or Control
                                                                                            ---------           -----     ----------

                                                                                     ----------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                     13-3623351
-----------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                 45-0373941           1,000      100.00%
      -----------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                13-4139153                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                           75-2961816                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                         13-4194065                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                           13-4194080                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                    54-1533186                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                         54-1968996                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    13-3976138                      100.00%
      -----------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                                 13-1632487                      100.00%
              ---------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         13-3790446                      100.00%
                   ----------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.       98-0157781                      100.00%
                           --------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                                                  99.00%
                           --------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.                  98-0152047                      100.00%
                           --------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.                                               99.00%
                               ----------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *          98-0152046                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                                 86-0222062                      100.00%
                   ----------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                        58-6303987                      100.00%
                       ------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                              13-3388742                      100.00%
                   ----------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  31-1296919                      100.00%
                   ----------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                              38-2046096                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            11-3722370                      100.00%
                   ----------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                     31-1465146                       99.00%
                       ------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                                 22-3015130                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                                  13-2848244                      100.00%
                       ------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                                  58-1660289                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    13-2662263                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                                  13-2645490                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Securities Corporation                                          13-2645488                      100.00%
      -----------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                52-2197822               -      100.00%
      -----------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                    13-4078005           1,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                13-4071393               -      100.00%
              ---------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                                 06-1555494               -      100.00%
              ---------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                              06-1562392               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                      13-4085852               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                       04-3491734               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                              13-3389068                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                         66-0577477                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                           75-2529724           1,050      100.00%
                   ----------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                               13-5570651       2,000,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                      13-3198083       1,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                                13-3385076               -            -
              ---------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                           13-3385080               -            -
                   ----------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                        -                    -            -
              ---------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        22-2766036               -      100.00%
              ---------------------------------------------------------------------------------------------
                   See Attached Listing A
              ---------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       13-2677213       5,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                                  23-2702404           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              STCS, Inc.                                                                    13-3761592           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                    23-2671508              50      100.00%
              ---------------------------------------------------------------------------------------------


                                                                                                 Comments
                                                                                         (e.g., Basis of Control)
                                                                                         ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)
      -------------------------------------------------------------------------------
      The Advest Group, Inc.
      -------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.
      -------------------------------------------------------------------------------
      MONY Capital Management, Inc.
      -------------------------------------------------------------------------------
      MONY Asset Management, Inc.
      -------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.
      -------------------------------------------------------------------------------
      Matrix Private Equities, Inc.
      -------------------------------------------------------------------------------
      MONY Holdings, LLC
      -------------------------------------------------------------------------------
              MONY Life Insurance Company *
              -----------------------------------------------------------------------
                   MONY International Holdings, LLC
                   ------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.
                           ----------------------------------------------------------
                           MONY Financial Resources of the Americas Limited
                           ----------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.
                           ----------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.
                               ------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *
                   ------------------------------------------------------------------
                   MONY Life Insurance Company of America *
                   ------------------------------------------------------------------
                       Enterprise Accumulation Trust
                       --------------------------------------------------------------
                       Mony Series Funds, Inc.
                   ------------------------------------------------------------------
                   Sagamore Financial, LLC
                   ------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *
                   ------------------------------------------------------------------
                   MONY Financial Services, Inc.
                   ------------------------------------------------------------------
                       Financial Marketing Agency, Inc.
                       --------------------------------------------------------------
                       MONY Brokerage, Inc.
                       --------------------------------------------------------------
                       1740 Ventures, Inc.
                       --------------------------------------------------------------
                       Enterprise Capital Management, Inc.
                       --------------------------------------------------------------
                       MONY Assets Corp.
                       --------------------------------------------------------------
                       1740 Advisers, Inc.
                       --------------------------------------------------------------
                       MONY Securities Corporation
      -------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)
          ---------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)
              -----------------------------------------------------------------------
              AXA Network, LLC     (Note 6)
              -----------------------------------------------------------------------
                   AXA Network of Alabama, LLC
                   ------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC
                   ------------------------------------------------------------------
                   AXA Network of Nevada, Inc.
                   ------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.
                   ------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                          NAIC # 62944
          ---------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                 NAIC # 62880
              -----------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                           G.P & L.P.
              -----------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                      G.P.
                   ------------------------------------------------------------------
              Real Estate Partnership Equities (various)                               **
              -----------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)
              -----------------------------------------------------------------------
                   See Attached Listing A
              -----------------------------------------------------------------------
              ACMC, Inc.     (Note 4)
              -----------------------------------------------------------------------
              Wil-Gro, Inc
              -----------------------------------------------------------------------
              STCS, Inc.
              -----------------------------------------------------------------------
              EVSA, Inc.
              -----------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

   *  Affiliated Insurer

   ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

   *** All subsidiaries are corporations, except as otherwise noted.

1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
   Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
   Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
   Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

   As of December 21, 2004, AXF and its subsidiaries owned 61.33% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:
        AXF held directly 32,699,154 Alliance Capital Units (12.75%),
        AXA Equitable Life directly owned 7,765,204 Alliance Capital Units (3.03%),
        ACMC, Inc. owned 66,220,822 Alliance Capital Units (25.82%), and
        ECMC, LLC owned 40,880,637 Alliance Capital Units (15.94%).
   Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

   In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

   On December 21, 2004, AXF contributed 4,389,192 (1.71%)Alliance Capital Units to MONY Life and 1,225,000 (.48%)Alliance Capital Units to MLOA.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.

11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold to
    MMA.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

          Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
                     - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
                     - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
                     - CCMI Corp. was dissolved on October 7, 1999.
                     - ELAS Realty, Inc. was dissolved January 29, 2002.
                     - EML Associates, L.P. was dissolved March 27, 2001.
                     - EQ Services, Inc. was dissolved May 11, 2001.
                     - Equitable BJVS, Inc. was dissolved October 3, 1999.
                     - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
                     - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
                     - Equitable JVS II, Inc. was dissolved December 4, 1996
                     - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                          dissolved on December 31, 2000.
                     - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
                     - EREIM Managers Corporation was dissolved March 27, 2001.
                     - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
                     - EVLICO, Inc. was dissolved in 1999.
                     - Franconom, Inc. was dissolved on December 4, 2000.
                     - GP/EQ Southwest, Inc. was dissolved October 21, 1997
                     - HVM Corp. was dissolved on Feb. 16, 1999.
                     - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
                     - Prime Property Funding, Inc. was dissolved in Feb. 1999.
                     - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
                     - Six-Pac G.P., Inc. was dissolved July 12,1999
                     - Paramount Planners, LLC., a direct subsidiary of  AXA Distribution Holding Corporation, was dissolved on December 5, 2003
                     - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
                     - ECLL Inc. was dissolved July 15, 2003
                     - MONY Realty Partners, Inc. was dissolved February 2005

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                                                      State of
                                                                                                         Type of     Incorp. or
                                                                                                        Subsidiary    Domicile
                                                                                                        ----------    --------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                              Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                               Operating        VT
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                   Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                           Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                       Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                  Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                         Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                 Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                Investment       TX
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                      Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                           Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                          Operating        MA
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                 Operating        TX
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                         Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                        Operating        DE
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                          State of
                                                                                                         Principal    Federal
                                                                                                         Operation   Tax ID #
                                                                                                         ---------   ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                                   NY      13-3049038
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                                    VT      06-1166226
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                        NY      13-3266813
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                                NY      13-3544879
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                            NY      13-3633538
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                       GA      58-1812697
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                              NY      13-3593699
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                      NY      13-3593692
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                     TX      75-2338215
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                           NJ      58-2169594
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                     NY      52-2233674
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                     AL      52-2255113
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                            CT, ME,NY   06-1579051
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                               MA      04-3567096
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                      TX      74-3006330
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                              NY      13-3813232
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                             NJ      22-3492811
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                   Parent's
                                                                                    Number of      Percent of         Comments
                                                                                     Shares        Ownership       (e.g., Basis
                                                                                      Owned        or Control       of Control)
                                                                                      -----        ----------   --------------------

AXA Financial, Inc.
-----------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -----------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          -------------------------------------------------------------------------
              Equitable Holdings, LLC
              ---------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                500      100.00%
                   ----------------------------------------------------------------
                   Equitable Casualty Insurance Company *                               1,000      100.00%
                   ----------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                       -      100.00%
                   ----------------------------------------------------------------
                       Equitable Capital Private Income & Equity                                            ECMC is G.P.
                         Partnership II, L.P.                                               -            -  ("Deal Flow Fund II")
                   ----------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)         100      100.00%
                   ----------------------------------------------------------------
                       See Attached Listing B
                   ----------------------------------------------------------------
                   Equitable JVS, Inc.                                                  1,000      100.00%
                   ----------------------------------------------------------------
                       Astor Times Square Corp.                                           100      100.00%
                       ------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                   100      100.00% G.P. of Astor
                       ------------------------------------------------------------                          Acquisition. L.P.
                       PC Landmark, Inc.                                                1,000      100.00%
                       ------------------------------------------------------------
                       EJSVS, Inc.                                                      1,000      100.00%
                   ----------------------------------------------------------------
                   AXA Distributors, LLC                                                    -      100.00%
                   ----------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                    -      100.00%
                       ------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                               -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC              -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                 1,000      100.00%
                   ----------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                         1,000      100.00%
                   ----------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)          100      100.00%
                   ----------------------------------------------------------------

*  Affiliated Insurer

      Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
      Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its
        subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
      Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------

                                                                                                       State of    State of
                                                                                          Type of     Incorp. or  Principal
                                                                                         Subsidiary    Domicile   Operation
                                                                                         ----------    --------   ---------
AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   -----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)   Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)          Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                           Albion Alliance LLC                                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                            HCO           DE          MA
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management LLC                                  HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                    HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                           Operating      India       India
                               -----------------------------------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                         Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                   Operating       Lux.        Lux.
                                    ------------------------------------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                      Operating      Spain       Spain
                               -----------------------------------------------------------------------------------------------------
                               ACM International (France) SAS                            Operating      France      France
                               -----------------------------------------------------------------------------------------------------
                               ACM Software Services Ltd.                                Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                   Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd             Operating      Japan       Japan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Australia Limited                        Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                Operating      Taiwan      Taiwan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                 Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                       Operating      Brazil      Brazil
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Limited                                  Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                       Operating       U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                        Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                   Operating        DE      Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited             Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                  Operating        DE        Canada
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited           Operating       N.Z.        N.Z.
                               -----------------------------------------------------------------------------------------------------


                                                                                                               Number of
                                                                                            Federal             Shares
                                                                                           Tax ID #              Owned
                                                                                           ---------             -----

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ---------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)
                       -----------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)            13-3434400
                       -----------------------------------------------------------------------------------
                           Albion Alliance LLC                                             13-3903734
                           -------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                           22-3424339
                           -------------------------------------------------------------------------------
                           Alliance Capital Management LLC
                           -------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC
                           -------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                   13-2778645                  10
                           -------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 -
                               ---------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                               -
                               ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                         -
                                    ----------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            -
                               ---------------------------------------------------------------------------
                               ACM International (France) SAS                                  -
                               ---------------------------------------------------------------------------
                               ACM Software Services Ltd.                                  13-3910857
                               ---------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                     13-3548918               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Australia Limited                              -
                               ---------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                      -
                               ---------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                   13-3626546               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                             -
                               ---------------------------------------------------------------------------
                               Alliance Capital Limited                                        -                  250,000
                               ---------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                             -                    1,000
                                    ----------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                      -                   50,000
                               ---------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                              -                    3,999
                               ---------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                     13-3752293
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                    13-3630460              18,750
                               ---------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                 -
                               ---------------------------------------------------------------------------


                                                                                          Parent's
                                                                                          Percent of
                                                                                          Ownership            Comments
                                                                                          or Control   (e.g., Basis of Control)
                                                                                          ----------   ------------------------

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation                                             owns 1% GP interest in
                                                                                                       Alliance Capital Management
                                                                                                       L.P. and 100,000 GP units in
                                                                                                       Alliance Capital Management
                                                                                                       Holding L.P.
                   ----------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)               -
                       ------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)
                       ------------------------------------------------------------------
                           Albion Alliance LLC                                                  37.60% Equitable Life = 4.7%;
                                                                                                         3rd parties = 57.7%
                           --------------------------------------------------------------
                           Cursitor Alliance LLC                                               100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management LLC                                     100.00%
                           --------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                                 100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                       100.00%
                           --------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 100.00%
                               ----------------------------------------------------------
                               ACM Global Investor Services S.A.                                99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           1.00% New Alliance Asset Mngmnt
                                                                                                         (Asia) Ltd owns 99%
                                    -----------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            100.00%
                               ----------------------------------------------------------
                               ACM International (France) SAS                                  100.00%
                               ----------------------------------------------------------
                               ACM Software Services Ltd.                                      100.00%
                               ----------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   100.00%
                               ----------------------------------------------------------
                               Alliance Capital Australia Limited                              100.00%
                               ----------------------------------------------------------
                                    Far Eastern Alliance Asset Management                       20.00% 3rd parties = 80%
                               ----------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                       100.00%
                               ----------------------------------------------------------
                               Alliance Capital Latin America Ltd.                              99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                               Alliance Capital Limited                                        100.00%
                               ----------------------------------------------------------
                                    Alliance Capital Services Ltd.                             100.00%
                                    -----------------------------------------------------
                                        Dimensional Trust Management Ltd.                      100.00%
                               ----------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                               99.98% Alliance Cap. Oceanic Corp.
                                                                                                         owns 0.025%
                               ----------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management Australia Limited                    50.00% 3rd parties = 50%
                               ----------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                        100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                  50.00% 3rd parties = 50%
                               ----------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                                         State of    State of
                                                                                             Type of    Incorp. or  Principal
                                                                                            Subsidiary   Domicile   Operation
                                                                                            ----------   --------   ---------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.               Operating   So Africa   So Africa
                               -----------------------------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                   Operating     Nambia      Nambia
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                 Operating   Singapore   Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                    Operating   Mauritius   Mauritius
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd   Operating     India       India
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                        Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)         Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                      Operating       DE          NJ
                               -----------------------------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                     Operating     Russia      Russia
                               -----------------------------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                       Operating    So Korea    So Korea
                               -----------------------------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                     Operating      H.K.        H.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                         Operating     Taiwan      Taiwan
                                    ------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                      Operating      Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                    Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.              Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                        Operating     Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                   Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                    Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                          Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                      Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                  Operating     France      France
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                         Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                  Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                              Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------



                                                                                                                  Number of
                                                                                                 Federal           Shares
                                                                                                Tax ID #            Owned
                                                                                                ---------           -----

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                       -
                               --------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                         -
                               --------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                            -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   13-3441277               1,000
                               --------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            52-1671668               1,000
                               --------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    13-3802178
                               --------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)             13-3191825                 100
                               --------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          13-3211780                 100
                               --------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                             -
                               --------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                               -
                               --------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                             -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                                 -
                                    ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                              -
                               --------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                   13-3613617              50,000
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                            -
                               --------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                      -
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                                -
                               --------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                           -
                               --------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                            -
                                    ---------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                                  -
                                    ---------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                              -
                                    ---------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                          -
                                    ---------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                                 -
                                    ---------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                          -
                                    ---------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                      -
                                    ---------------------------------------------------------------------------


                                                                                           Parent's
                                                                                           Percent of
                                                                                           Ownership            Comments
                                                                                           or Control   (e.g., Basis of Control)
                                                                                           ----------   ------------------------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ----------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                    80.00% 3rd parties = 20%
                               ------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                       100.00%
                               ------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                     100.00%
                               ------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                        100.00%
                               ------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd        75.00% 3rd parties = 25%
                               ------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   100.00% inactive
                               ------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            100.00%
                               ------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    100.00%
                               ------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)                   1
                               ------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          100.00%   formerly, Alliance Fund
                                                                                                            Services, Inc.
                               ------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                          49.00% 3rd parties = 51%
                               ------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                            20.00% 3rd parties = 80%
                               ------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                          50.00% 3rd parties = 50%
                               ------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                    -------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs
                                                                                                          owns 1%
                               ------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                    50.00% Meiji Mutual Life owns 50%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                        100.00%
                               ------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                            100.00%
                               ------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                       100.00%
                               ------------------------------------------------------------
                                    ACM Investments Ltd.                                        100.00%
                                    -------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                              100.00%
                                    -------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                          100.00%
                                    -------------------------------------------------------
                                    Alliance Cecogest S.A.                                      100.00%
                                    -------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                             100.00%
                                    -------------------------------------------------------
                                    Cursitor Holdings Ltd.                                      100.00%
                                    -------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                  100.00%
                                    -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING C - MONY
----------------

                                                                                                     State of           State of
                                                                                   Type of          Incorp. or         Principal
                                                                                  Subsidiary         Domicile          Operation
                                                                                  ----------         --------          ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                         HCO                DE                 CT
      ------------------------------------------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                       Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              Advest Capital, Inc.                                                Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Billings and Company, Inc.                                          Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Billings Management Co.                                        Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Boston Advisors, Inc.                                               Operating             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                      Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest, Inc.                                                        Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                Insurance             CT                 CT
                   -----------------------------------------------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                  Insurance             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                             Operating             DE                 FL
              ----------------------------------------------------------------------------------------------------------------------
              A. B. Realty Corp.                                                  Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Bank Street Management Company                                      Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                              Operating             DE                 DE
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                 Operating             DE                 CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                               Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                 Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                          Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                               Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                             HCO                DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                           Insurance             NY                 NY
          --------------------------------------------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                       HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.     Insurance         Argentina          Argentina
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                  HCO             Jamaica            Jamaica
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                Operating       Cayman Islands     Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.             Operating           Brazil             Brazil
                       -------------------------------------------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.          Insurance       Cayman Islands     Cayman Islands
              ----------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of America                              Insurance             AZ                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                  Operating             MA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                        Operating             MD                 NY
              ----------------------------------------------------------------------------------------------------------------------
              Sagamore Financial, LLC                                                HCO                OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                        Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                          HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                               Operating             OH                 OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                           Operating             DE                 PA
                   -----------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                         Operating             OH                 OH
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                      Operating             AL                 AL
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                        Operating             TX                 TX
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                Operating             MA                 MA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                   Operating             WA                 WA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                   Operating             NM                 NM
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Ventures, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                            Operating             GA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                         Operating             DE                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Assets Corp.                                                 HCO                NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Benefits Management Corp.                             Operating             DE                 NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                Operating             DE                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Advisers, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Securities Corporation                                    Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.            Operating             MN                 NY
                       -------------------------------------------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                          Operating             MN                 NY
      ------------------------------------------------------------------------------------------------------------------------------


                                                                                                              Parent's    Comments
                                                                                               Number of      Percent of    (e.g.,
                                                                                    Federal     Shares        Ownership    Basis of
                                                                                   Tax ID #      Owned        or Control    Control)
                                                                                   ---------     -----        ----------  ----------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                       13-4139153
      ------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                        31-0925501         2,997        100.00%
              ----------------------------------------------------------------------------------
              Advest Capital, Inc.                                                 06-1421694         1,000        100.00%
              ----------------------------------------------------------------------------------
              Billings and Company, Inc.                                           06-0968848                      100.00%
              ----------------------------------------------------------------------------------
                   Billings Management Co.                                         06-1053345           500        100.00%
              ----------------------------------------------------------------------------------
              Boston Advisors, Inc.                                                04-2805120           100        100.00%
              ----------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                       06-1583738           100        100.00%
              ----------------------------------------------------------------------------------
              Advest, Inc.                                                         06-0950348         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                 06-0878468         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                   04-2590954            75        100.00%
              ----------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                              90-0001325                      100.00%
              ----------------------------------------------------------------------------------
              A. B. Realty Corp.                                                   06-1227868                      100.00%
              ----------------------------------------------------------------------------------
              Bank Street Management Company                                       06-1410955                      100.00%
              ----------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                               06-1545819         1,000        100.00%
      ------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                  75-2961816                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                13-4194065                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                  13-4194080                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                           54-1533186                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                54-1968996                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                           13-3976138                      100.00%
      ------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                            13-1632487                      100.00%
          --------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                     13-3790446                      100.00%
              ----------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.      98-0157781                      100.00%
                   -----------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                                                 99.00%
                   -----------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                 98-0152047                      100.00%
                   -----------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                                               99.00%
                       -------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.           98-0152046                      100.00%
              ----------------------------------------------------------------------------------
              MONY Life Insurance Company of America                               86-0222062                      100.00%
              ----------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                   58-6303987                      100.00%
                   -----------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                         13-3388742                      100.00%
              ----------------------------------------------------------------------------------
              Sagamore Financial, LLC                                              31-1296919     1,993,940        100.00%
              ----------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                         38-2046096       405,000        100.00%
              ----------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                        11-3722370         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                                31-1465146            99         99.00%
                   -----------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                            22-3015130         1,500        100.00%
                   -----------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                          31-1562855             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                       62-1699522             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                         74-2861481            10        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                 06-1496443             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                    91-1940542             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                    62-1705422             1        100.00%
                   -----------------------------------------------------------------------------
                   1740 Ventures, Inc.                                             13-2848244         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                             58-1660289           500        100.00%
                   -----------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                          22-1990598         1,000        100.00%
                   -----------------------------------------------------------------------------
                   MONY Assets Corp.                                               13-2662263       200,000        100.00%
                   -----------------------------------------------------------------------------
                       MONY Benefits Management Corp.                              13-3363383         9,000         90.00%
                       -------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                 13-4194349         2,500         90.00%
                   -----------------------------------------------------------------------------
                   1740 Advisers, Inc.                                             13-2645490        14,600        100.00%
                   -----------------------------------------------------------------------------
                   MONY Securities Corporation                                     13-2645488         7,550        100.00%
                   -----------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.             41-1941465         1,000        100.00%
                       -------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                           41-1941464             1        100.00%
      ------------------------------------------------------------------------------------------

   -  Advest Trust Company merged into Frontier Trust Company in 2004
   -  As of February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.
   -  As of February 2005, MONY Realty Parnters, Inc. was dissolved
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Jamaican regulatory reasons.
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Brazilian regulatory reasons.

Item 32. Number of Contractowners


         As of February 28, 2005, the number of participants in the Members Retirement Program offered by the Registrant was 9,914.


Item 33. Indemnification

    (a)  AXA Equitable:

     The by-laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

     7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

     (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

    (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company;-* and

   (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

            (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

     The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)  Principal Underwriter:

     Not applicable. Presently, there is no Principal Underwriter of the contracts. AXA Equitable provides marketing and sales services for distribution of the contracts. No commissions are paid; however, incentive compensation is paid to AXA Equitable employees who provide these services based upon first year plan distributions and number of plans sold.

(c) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers pursuant to the undertaking described above, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the interests, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 34.        Business and Other Connections of Investment Adviser

     AXA Equitable Life Insurance Company ("AXA Equitable") acts as the investment manager for Separate Account Nos. 3, 4, 10 and 66. With respect to Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, is indirectly majority-owned by AXA Equitable and provides personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4 and 10, and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with AXA Equitable. Both AXA Equitable and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

     Information regarding the directors and principal officers of AXA Equitable is provided in Item 30 of this Part C and is incorporated herein by reference.

           Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.

      (1)                             (2)                               (3)
                                  POSITIONS AND                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                OFFICES WITH                 (AND OTHER POSITIONS)
BUSINESS ADDRESS                  ALLIANCE                     WITHIN PAST 2 YEARS
----------------                  --------                     ------------------
Directors
   Henri de Castries                Director                      Chairman of
   AXA                                                            Management Board
   25, Avenue Matignon                                            (2001 to present)
   75008, Paris, France                                           and Chief Executive
                                                                  Officer (January
                                                                  2000 to May 2000)
                                                                  - AXA; Director
                                                                  (May 1994 to
                                                                  present) and
                                                                  Chairman of the
                                                                  Board (April 1998
                                                                  to present) - AXA
                                                                  Financial, Inc.;
                                                                  Director
                                                                  (September 1993
                                                                  to present) -
                                                                  AXA Equitable

   Christopher M. Condron           Director                      Director, President
   AXA Financial, Inc.                                            and Chief Executive
   1290 Avenue of the Americas                                    Officer (May 2001 to
   New York, NY 10104                                             present) - AXA
                                                                  Fiancial, Inc.;
                                                                  Director, Chairman
                                                                  of the Board,
                                                                  President (since May
                                                                  2002), and Chief
                                                                  Executive Officer
                                                                  (May 2001 to
                                                                  present) - AXA
                                                                  Equitable; Member of
                                                                  the Management Board
                                                                  of AXA; Member of the
                                                                  Executive Committee,
                                                                  AXA;

   Denis Duverne                     Director                     Member of the AXA
   AXA                                                            Management Board
   25, Avenue Matignon                                            (since February
   75008, Paris, France                                           2003) and Chief
                                                                  Financial Officer
                                                                  (2003-present)
                                                                  AXA; Director
                                                                  (February 1998 to
                                                                  present) - AXA
                                                                  Equitable; Member of the
                                                                  Executive Committee
                                                                  of AXA (January 2000
                                                                  to present): Executive
                                                                  Vice President, Finance,
                                                                  Control and Strategy
                                                                  (January 2000 - 2003)

      (1)                               (2)                           (3)
                                    POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                  OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS                    ALLIANCE                  WITHIN PAST 2 YEARS
----------------                    --------                  ------------------
* Roger Hertog                      Director and                See Column 2.
                                    Vice Chairman

   Benjamin D. Holloway             Director                     Financial Consultant
   The Continental Companies                                     Director, the Museum of
   3250 Mary Street, Suite 501                                   Contemporary Art in Miami
   Miami, Florida 33133

   W. Edwin Jarmain                 Director                     President (1979 to present) -
   Jarmain Group Inc.                                            Jarmain Group, Inc.; Director
   Suite 4545,                                                   (July 1992 to present) - AXA
   Royal Trust Tower,                                            Financial, Inc.; Director
   77 King Street West                                           (July 1992 to present) -
   Toronto, Ontario                                              AXA Equitable
   M5k 1K2 Canada

* Gerald M. Lieberman               Director,                    President (November 2004 -
                                    President                    present); Director and Chief
                                    and Chief                    Operating Officer (November
                                    Operating                    2003 - present): Executive
                                    Officer                      Vice President Finance and
                                                                 Operations (November 2000 -
                                                                 November 2003) - Alliance
                                                                 Capital Management Corporation

      (1)                             (2)                           (3)
                                 POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCE                   WITHIN PAST 2 YEARS
----------------                 --------                   ------------------
* Lewis A. Sanders               Chairman of the Board      Chairman of the Board (December
                                 and Chief Executive        2004 - present); Chief Executive
                                 Officer/Director           Officer (July 2003 - present);
                                                            Chief Investment Officer
                                                            (November 2000 - July 2003) -
                                                            Alliance Capital Management
                                                            Corporation

  Lorie A. Slutsky               Director                   President, The New York
  The New York                                              Community Trust (since
  Community Trust                                           January 1990)
  2 Park Avenue
  24th Floor
  New York, NY 10016

  Peter J. Tobin                 Director                   Special Assistant to the
  St. John's University                                     President and Dean - Peter J.
  Peter J. Tobin College of                                 Tobin College of Business
  Business Administration                                   (August 1998 to present);
  8000 Utopia Parkway                                       Director, AXA Financial, Inc.
  Bent Hall                                                 and AXA Equitable (since March
  Jamaica, NY 11439                                         1999).

      (1)                           (2)                              (3)
                             POSITIONS AND                   PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH                    (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                        WITHIN PAST 2 YEARS
----------------             --------                        -------------------
  Stanley B. Tulin              Director                      Director and Vice
  AXA Financial, Inc.                                         Chairman of the
  1290 Avenue of the Americas                                 Board (both February
  16th Floor                                                  1998 to present) and
  New York, NY 10104                                          Chief Financial
                                                              Officer (May 1996 to
                                                              present) - AXA Equitable;
                                                              Vice Chairman
                                                              of the Board
                                                              (February, 1998 to
                                                              present) and Chief
                                                              Financial Officer
                                                              (May 1997 to
                                                              present) - AXA
                                                              Financial, Inc.;
                                                              Executive Vice
                                                              President and Member
                                                              of Executive
                                                              Committee - AXA
                                                              (since December
                                                              2000)

* Kathleen A. Corbet            Executive Vice President      See Column 2.
                                and Chief Executive
                                Officer, Alliance Bernstein
                                Fixed Income

  Sharon E. Fay                 Executive Vice President      See Column 2
  Alliance Capital Limited      and Chief Investment          (Sharon became an
  Devonshire House              Officer, Global Value         EVP on November 13, 2003).
  1 Mayfair Place               Equities
  London W1J8AJ

* Marilyn G. Fedak              Executive Vice President       See Column 2.
                                and Chief Investment
                                Officer, U.S. Value
                                Equities

* Mark R. Gordon                Executive Vice President      See Column 2 (Mark
                                Director of Global            became an EVP on February
                                Quantitative Research and     18, 2004).
                                Chief Investment Officer,
                                Absolute Return Strategy

* Roger Hertog                  Vice Chairman of the Board    See Column 2.

* Thomas S. Hexner              Executive Vice President      See Column 2.
                                and President, Bernstein
                                Investment Research
                                and Management

      (1)                           (2)                              (3)
                             POSITIONS AND                   PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH                    (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                        WITHIN PAST 2 YEARS
----------------             --------                        -------------------
* Robert H. Joseph, Jr.        Senior Vice President and         See Column 2.
                               Chief Financial Officer

* Gerald M. Lieberman          President and Chief               See Column 2.
                               Operating Officer                 (Jerry became COO
                                                                 on November 13, 2003)

* Mark R. Manley               Senior Vice President and         See Column 2.
                               Deputy General Counsel;
                               Chief Compliance Officer

* Seth J. Masters              Executive Vice President and      See Column 2.
                               Chief Investment Officer,
                               Style Blend and Care Equity

* Marc O. Mayer                Executive Vice President          See Column 2. (Marc
                               and Chairman of the Board         became chairman of
                               Alliance Bernstein Investment     ABIRM on November
                               Research and Management,          13, 2003)
                               Inc. ("ABIRM")

  James G. Reilly              Executive Vice President          See Column 2.
  Alliance Capital             and Large Cap Growth Equities
  227 West Monroe              Portfolio Manager
  Suite 5000
  Chicago, IL 60606

* Paul C. Rissman              Executive Vice President          See Column 2.
                               and Director, Global Growth
                               Equity Research

* Lewis A. Sanders             Chairman of the Board and         See Column 2 (Lewis
                               Chief Executive Officer           became CEO on July 1, 2003).

* Lisa A. Shalett              Executive Vice President,         See Column 2. (Lisa
                               and Chairman of the Board         became EVF on November
                               and Chief Executive Officer,      21, 2002 and Chairman
                               Sanford C. Bernstein &            and CEO of SCB LLC on
                               Co., LLC ("SCB LLC")              October 30, 2002).

* David A. Steyn               Executive Vice President          See Column 2. (David
                               and Head, Alliance                became EVP, and Head of
                               Bernstein Institutional           ABIIM, on November
                               Investment Management             13, 2003).
                               ("ABIIM")

* Christopher M. Toub          Executive Vice President          See Column 2.
                               and Head, Global Growth
                               Equities

Item 35. Principal Underwriters

     (a) Not applicable. Presently, there is no Principal Underwriter of the contracts. See Item 33(b) of this Part C which is incorporated by reference.

     (b) See Item 30 of this Part C, which is incorporated herein by reference.

     (c)  Not applicable.

Item 36. Location of Accounts and Records

         AXA Equitable Life Insurance Company

         135 West 50th Street
         New York, New York 10020

         1290 Avenue of the Americas
         New York, New York 10104

         200 Plaza Drive
         Secaucus, New Jersey 07094

Item 37. Management Services

         Not applicable.

Item 38. Undertakings

              The Registrant hereby undertakes the following:

              (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

              (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

              (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES


         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 28th day of April, 2005.



                                            AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (Registrant)


                                            By: AXA Equitable Life
                                                Insurance Company


                                            By: /s/ Dodie Kent
                                                ----------------------
                                                    Dodie Kent
                                                    Vice President and Counsel

                                  SIGNATURES


         As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 28th day of April, 2005.




                                        AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)



                                        By: /s/ Dodie Kent
                                           ------------------------------------
                                                Dodie Kent
                                                Vice President and Counsel



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron        Chairman of the Board, Chief Executive Officer
                               and Director


PRINCIPAL FINANCIAL OFFICER

*Stanley B. Tulin              Vice Chairman of the Board, Chief Financial
                               Officer and Director


PRINCIPAL ACCOUNTING OFFICER:

* Alvin H. Fenichel        Senior Vice President and
                           Controller


*DIRECTORS:


Bruce W. Calvert           John C. Graves              Scott D. Miller
Christopher M. Condron     Mary R. (Nina) Henderson    Joseph H. Moglia
Henri de Castries          James F. Higgins            Peter J. Tobin
Claus-Michael Dill         W. Edwin Jarmain            Stanley B. Tulin
Denis Duverne              Christina Johnson






*By: /s/ Dodie Kent
    ---------------------------
         Dodie Kent
         Attorney-in-Fact
         April 28, 2005

                                 EXHIBIT INDEX


Exhibit No.                                                  Tag Value
-----------                                                  ---------

12(k)      Legal Opinion and Consent of Counsel              EX-99.12k

13(m)      Consent of PricewaterhouseCoopers LLP.            EX-99.13m